Filed with the Securities and Exchange Commission on December 16, 2020.

REGISTRATION NO. 333-248908

REGISTRATION NO. 811-23609

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
PRE-EFFECTIVE AMENDMENT NO. 1	☒
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
AMENDMENT NO. 3

EQUITABLE AMERICA VARIABLE ACCOUNT 70A OF EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA

(EXACT NAME OF TRUST)

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA

(NAME OF DEPOSITOR)

1290 Avenue of the Americas, New York, New York 10104

(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number, including Area Code: 212-554-1234

Shane Daly

Vice President and Associate General Counsel

Equitable Financial Life Insurance Company of America

525 Washington Boulevard, Jersey City, NJ 07310

(Name and Address of Agent for Service)

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after this Registration Statement becomes effective

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

It is proposed that this filing will become effective: (check appropriate box)

☐	immediately upon filing pursuant to paragraph (b) of Rule 485
☐	on (date) pursuant to paragraph (b) of Rule 485
☐	60 days after filing pursuant to paragraph (a)(l) of Rule 485
☐	on (date) pursuant to paragraph (a)(l) of rule 485
☐	75 days after filing pursuant to paragraph (a)(2) of Rule 485
☐	on (date) pursuant to paragraph (a)(2) of Rule 485

If appropriate, check the following box:

☐	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

TITLE OF SECURITIES BEING	Units of interest in Equitable America Variable
REGISTERED:	Account 70A

Retirement Cornerstone® Series 19

Series E

A combination variable and fixed deferred annuity contract

Prospectus dated December 28, 2020

Please read and keep this Prospectus for future reference. It contains important information that you should know before purchasing or taking any other action under your contract. You should read the prospectuses for each Trust, which contain important information about the portfolios.

What is the Retirement Cornerstone® 19 Series E?

The Retirement Cornerstone® Series 19 are deferred annuity contracts issued by Equitable Financial Life Insurance Company of America (the “Company”, “we”, “our” and “us”). This Prospectus only describes one such series of the Retirement Cornerstone® Series 19, which is Retirement Cornerstone® Series E (“Retirement Cornerstone® Series E” or “Series E”). The contract provides for the accumulation of retirement savings and for income. The contract offers income and death benefit protection as well. It also offers a number of payout options. You invest to accumulate value on a tax-deferred basis in one or more of our “investment options”: (i) variable investment options, (ii) the guaranteed interest option, or (iii) the account for special dollar cost averaging (“Special DCA program”).

The Retirement Cornerstone® Series E contract is available only through an exchange program under which certain existing variable annuity contracts issued by the Company (“Prior Contracts”) may be exchanged for this contract. Only permitted exchanges, rollovers or transfers from Prior Contracts are allowed as contributions. No other source of contribution is permitted. To see a summary comparison of some of the features of Prior Contracts and the Retirement Cornerstone® Series E contract, see Appendix IX — “Exchange program” later in this Prospectus. In order to purchase this contract you must elect one or more of the Guaranteed benefits described in this Prospectus. See “Retirement Cornerstone® Series E at a glance — key features” later in this Prospectus and “How you can purchase and contribute to your contract” in “Contract features and benefits” for more information.

This Prospectus is a disclosure document and describes all of the contract’s material features, benefits, rights and obligations, as well as other information. The description of the contract’s material provisions in this Prospectus is current as of the date of this Prospectus. If certain material provisions under the contract are changed after the date of this Prospectus in accordance with the contract, those changes will be described in a supplement to this Prospectus. You should carefully read this Prospectus in conjunction with any applicable supplements. When delivered in connection with the sale of a new contract, this Prospectus must be accompanied by the applicable Rate Sheet Supplements that specify the current initial Annual Roll-up rate, initial Deferral Roll-up rate and guaranteed Roll-up floor.

The contract may not currently be available in all states. In addition, certain features and benefits described in this Prospectus may vary in your state and may not be available at the time you purchase the contract. For a state-by-state description of all material variations of this contract, see Appendix V later in this Prospectus. All features and benefits may not be available in all contracts or from all selling broker-dealers. You may contact us to purchase any version of the contract if a version is not offered by the selling broker-dealer. We have the right to restrict availability of any optional feature or benefit. Not all optional features and benefits may be available in combination with other optional features and benefits. We reserve the right to discontinue acceptance of any application or contribution from you at any time, including after you purchase the contract. If you have one or more Guaranteed benefits and we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions to the contract and/or contributions and/or transfers into the Protected Benefit account variable investment options, you may no longer be able to fund your Guaranteed benefit(s). This means that if you have not yet allocated amounts to the Protected Benefit account variable investment options, you may not be able to fund your Guaranteed benefit(s). This also means that if you have already funded your Guaranteed benefits by allocating amounts to the Protected Benefit account variable investment options, you may no longer be able to increase your Protected Benefit account value and the benefit bases associated with your Guaranteed benefits through contributions and transfers.

In order to fund certain benefits, you must select specified investment options. The specified investment options are made available under a portion of the contract that we refer to as the Protected Benefit account. Only amounts you allocate to the Protected Benefit account variable investment options and amounts in the Special DCA program designated for future transfers to the Protected Benefit account variable investment options will fund your Guaranteed benefits. See “What are your investment options under the contract?” and “Allocating your contributions” in “Contract features and benefits” later in this Prospectus for more information on applicable allocation requirements. If you have the Guaranteed minimum income benefit, you cannot fund the Protected Benefit account until age 55. Please see “Guaranteed minimum income benefit” in “Contract features and benefits” later in this Prospectus.

Types of contracts.   We offer the contracts for use as:

•	A nonqualified annuity (“NQ”) for after-tax contributions only.
•	An individual retirement annuity (“IRA”), either traditional IRA or Roth IRA.
•	An annuity that is an investment vehicle for a qualified plan (“QP”) (whether defined contribution or defined benefit; transfer contributions only).

The optional Guaranteed benefits under the contract include: (i) the Guaranteed minimum income benefit (“GMIB”); (ii) the Return of Principal death benefit; (iii) the Highest Anniversary Value death benefit; and (iv) the RMD Wealth Guard death benefit; (collectively, the “Guaranteed benefits”).

The SEC has not approved or disapproved these securities or determined if this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense. The contracts are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal.

(RC 19 Series E)

#36322

The registration statement relating to this offering has been filed with the Securities and Exchange Commission (“SEC”). The statement of additional information (“SAI”) dated December 28, 2020 is part of the registration statement. The SAI is available free of charge. You may request one by writing to our processing office at P.O. Box 1547, Secaucus, NJ 07096-1547 or calling 1-800-789-7771. The SAI is incorporated by this reference into this Prospectus. This Prospectus and the SAI can also be obtained from the SEC’s website at www.sec.gov. The table of contents for the SAI appears at the back of this Prospectus.

Our variable investment options are subaccounts offered through Equitable America Variable Account 70A (“Separate Account 70A”). Each variable investment option, in turn, invests in a corresponding securities portfolio (“Portfolio”) of one of the trusts (the “Trusts”). Below is a complete list of the variable investment options:

Variable investment options

EQ Premier VIP Trust

•	EQ/Moderate Allocation

EQ Advisors Trust

•	1290 VT DoubleLine Dynamic Allocation
•	1290 VT DoubleLine Opportunistic Bond
•	1290 VT Equity Income
•	1290 VT GAMCO Mergers & Acquisitions
•	1290 VT GAMCO Small Company Value
•	1290 VT High Yield Bond
•	1290 VT Low Volatility Global Equity
•	1290 VT Micro Cap
•	1290 VT Moderate Growth Allocation(*)
•	1290 VT Natural Resources
•	1290 VT Real Estate
•	1290 VT Small Cap Value
•	1290 VT SmartBeta Equity
•	EQ/AB Dynamic Aggressive Growth(*)
•	EQ/AB Dynamic Growth(*)
•	EQ/AB Dynamic Moderate Growth(*)
•	EQ/AB Small Cap Growth
•	EQ/Aggressive Growth Strategy(*)
•	EQ/All Asset Growth Allocation
•	EQ/American Century Mid Cap Value
•	EQ/American Century Moderate Growth Allocation(*)
•	EQ/AXA Investment Managers Moderate Allocation(*)
•	EQ/Balanced Strategy(*)
•	EQ/BlackRock Basic Value Equity
•	EQ/ClearBridge Large Cap Growth
•	EQ/ClearBridge Select Equity Managed Volatility
•	EQ/Common Stock Index
•	EQ/Conservative Growth Strategy(*)
•	EQ/Conservative Strategy(*)
•	EQ/Core Bond Index
•	EQ/Emerging Markets Equity PLUS
•	EQ/Equity 500 Index
•	EQ/Fidelity Institutional AM® Large Cap
•	EQ/First Trust Moderate Growth Allocation(*)
•	EQ/Franklin Rising Dividends
•	EQ/Franklin Strategic Income
•	EQ/Goldman Sachs Growth Allocation(*)
•	EQ/Goldman Sachs Mid Cap Value
•	EQ/Goldman Sachs Moderate Growth Allocation(*)
•	EQ/Growth Strategy(*)
•	EQ/Intermediate Government Bond
•	EQ/International Core Managed Volatility
•	EQ/International Equity Index
•	EQ/Invesco Comstock
•	EQ/Invesco Global
•	EQ/Invesco Global Real Estate
•	EQ/Invesco International Growth
•	EQ/Invesco Moderate Allocation(*)
•	EQ/Invesco Moderate Growth Allocation(*)
•	EQ/Janus Enterprise
•	EQ/JPMorgan Growth Allocation(*)
•	EQ/JPMorgan Value Opportunities
•	EQ/Large Cap Growth Index
•	EQ/Large Cap Value Index
•	EQ/Large Cap Value Managed Volatility
•	EQ/Lazard Emerging Markets Equity
•	EQ/Legg Mason Growth Allocation(*)
•	EQ/Legg Mason Moderate Allocation(*)
•	EQ/Loomis Sayles Growth
•	EQ/MFS International Growth
•	EQ/MFS International Intrinsic Value
•	EQ/MFS Mid Cap Focused Growth
•	EQ/MFS Technology
•	EQ/MFS Utilities
•	EQ/Mid Cap Index
•	EQ/Mid Cap Value Managed Volatility
•	EQ/Moderate Growth Strategy(*)
•	EQ/Money Market
•	EQ/PIMCO Global Real Return
•	EQ/PIMCO Real Return
•	EQ/PIMCO Total Return
•	EQ/PIMCO Ultra Short Bond
•	EQ/Small Company Index
•	EQ/T. Rowe Price Growth Stock
•	EQ/T. Rowe Price Health Sciences
•	EQ/Wellington Energy
•	Multimanager Aggressive Equity
•	Multimanager Technology

AIM Variable Insurance Funds (Invesco Variable Insurance Funds) — Series II

•	Invesco V.I. Diversified Dividend
•	Invesco V.I. Equity and Income
•	Invesco V.I. High Yield
•	Invesco V.I. Mid Cap Core Equity
•	Invesco V.I. Small Cap Equity

American Funds Insurance Series®

•	American Funds Insurance Series® Bond Fund
•	American Funds Insurance Series® Global Small Capitalization Fund
•	American Funds Insurance Series® New World Fund®

Variable investment options

BlackRock Variable Series Funds, Inc. — Class III

•	BlackRock Global Allocation V.I. Fund
•	BlackRock Large Cap Focus Growth V.I. Fund

Eaton Vance Variable Trust

•	Eaton Vance VT Floating-Rate Income

Fidelity® Variable Insurance Products Fund — Service Class 2

•	Fidelity® VIP Mid Cap
•	Fidelity® VIP Strategic Income

First Trust Variable Insurance Trust

•	First Trust/Dow Jones Dividend & Income Allocation
•	First Trust Multi Income Allocation

Franklin Templeton Variable Insurance Products Trust — Class 2

•	Franklin Allocation VIP
•	Franklin Income VIP
•	Templeton Developing Markets VIP
•	Templeton Global Bond VIP

Ivy Variable Insurance Portfolios

•	Ivy VIP High Income

Legg Mason — Share Class II

•	ClearBridge Variable Aggressive Growth
•	ClearBridge Variable Appreciation
•	ClearBridge Variable Dividend Strategy
•	ClearBridge Variable Mid Cap
•	QS Legg Mason Dynamic Multi-Strategy VIT

Lord Abbett Series Fund, Inc. — Class VC

•	Lord Abbett Bond Debenture

MFS® Variable Insurance Trusts — Service Class

•	MFS® Investors Trust Series
•	MFS® Massachusetts Investors Growth Stock

Neuberger Berman Advisers Management Trust — S Class Shares

•	Neuberger Berman International Equity
•	Neuberger Berman U.S. Equity Index PutWrite Strategy

PIMCO Variable Insurance Trust — Advisor Class

•	PIMCO CommodityRealReturn® Strategy
•	PIMCO Income

ProFunds VP

•	ProFund VP Biotechnology

Putnam Variable Trust

•	Putnam VT Diversified Income

(*)

This variable investment option is available as a Protected Benefit account variable investment option should you decide to fund your Guaranteed benefits. For more information, please see “What are your investment options under the contract?” under “Contract features and benefits” later in this prospectus.

Your investment results in a variable investment option will depend on the investment performance of the related Portfolio. At any time, we have the right to limit or terminate your contributions, allocations and transfers to any of the variable investment options. If you have one or more Guaranteed benefits and we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions to the contract and/or contributions and/or transfers into the Protected Benefit account variable investment options, you may no longer be able to fund your Guaranteed benefit(s). This means that if you have not yet allocated amounts to the Protected Benefit account variable investment options, you may not be able to fund your Guaranteed benefit(s). This also means that if you have already funded your Guaranteed benefits by allocating amounts to the Protected Benefit account variable investment options, you may no longer be able to increase your Protected Benefit account value and the benefit bases associated with your Guaranteed benefits through contributions and transfers. Also, we limit the number of variable investment options that you may select.

Electronic delivery of shareholder reports (pursuant to Rule 30e-3). Beginning on January 1, 2021, as permitted by regulations adopted by the SEC, paper copies of the shareholder reports for portfolio companies available under your contract will no longer be sent by mail, unless you specifically request paper copies of the reports from the Company or from your financial intermediary. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications electronically from the Company by calling 1-800-789-7771 or by calling your financial intermediary.

You may elect to receive all future reports in paper free of charge. You can inform the Company that you wish to continue receiving paper copies of your shareholder reports by calling 1-877-522-5035, by sending an email request to EquitableFunds@dfinsolutions.com, or by calling your financial intermediary. Your election to receive reports in paper will apply to all portfolio companies available under your contract.

Contents of this Prospectus

When we address the reader of this Prospectus with words such as “you“ and “your,“ we mean the person who has the right or responsibility that the Prospectus is discussing at that point. This is usually the contract owner.

When we use the word “contract“ it also includes certificates that are issued under group contracts in some states.

Definitions of key terms

Annual Roll-up amount — The “Annual Roll-up amount” is the amount credited to your GMIB benefit base during the GMIB Roll-up period if you have ever taken a withdrawal from your Protected Benefit account.

Annual Roll-up rate — The “Annual Roll-up rate” is the rate used to calculate the Annual withdrawal amount and the Annual Roll-up amount.

Annual withdrawal amount — The “Annual withdrawal amount” is the amount that can be withdrawn from your Protected Benefit account value without reducing your GMIB benefit base during the GMIB Roll-up period. It is equal to the Annual Roll-up rate in effect on the first day of the contract year, multiplied by the GMIB benefit base as of the most recent contract date anniversary.

Annuitant — The “annuitant” is the person who is the measuring life for determining the contract maturity date. The annuitant is not necessarily the contract’s owner. Where the owner of the contract is non-natural, the annuitant is the measuring life for determining benefits under the contract.

Business day — Our “business day” is generally any day the New York Stock Exchange (“NYSE”) is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). If the SEC determines the existence of emergency conditions on any day, and consequently, the NYSE does not open, then that day is not a business day.

Cash value — At any time before annuity payments begin, your contract’s “cash value” is equal to the Total account value, less the total amount or a pro rata portion of the annual administrative charge and any Guaranteed benefit charges.

Contract date — The “contract date” is the effective date of the contract. This usually is the business day we receive the properly completed and signed application, along with any other required documents, and your initial contribution. Your contract date will be shown in your contract.

Contract date anniversary — The end of each 12-month period is your “contract date anniversary.” For example, if your contract date is May 1st, your contract date anniversary is April 30th.

Contract maturity date — The contract’s “maturity date” is generally the contract date anniversary that follows the annuitant’s 95th birthday. For single-owned contracts, the contract maturity date is based on the owner’s age if the GMIB is elected and on the annuitant’s age if the GMIB is not elected. For jointly-owned contracts with the GMIB, the contract maturity date will be based on the older owner’s age.

Contract year — The “contract year” is the 12-month period beginning on your contract date and each 12-month period after that date.

Customized payment plan — For contracts with GMIB, our “Customized payment plan” allows you to request amounts up to your Annual withdrawal amount as scheduled payments to you through one of five customized options.

Deferral Roll-up amount — The “Deferral Roll-up amount” is the amount credited to your GMIB benefit base during the GMIB Roll-up period if you have never taken a withdrawal from your Protected Benefit account.

Deferral Roll-up rate — The “Deferral Roll-up rate” is the rate used to calculate the Deferral Roll-up amount.

Excess withdrawal — For contracts with the GMIB, an “Excess withdrawal” is the portion of a withdrawal from your Protected Benefit account in excess of your Annual withdrawal amount and all subsequent withdrawals from your Protected Benefit account in that same contract year. An Excess withdrawal will always reduce your benefit bases on a pro rata basis. Excess withdrawals will also terminate the no-lapse guarantee, except for an Excess withdrawal in the contract year in which you first fund the Protected Benefit account that does not exceed the free withdrawal amount (described in “Charges and expenses”). Special rules apply to contract owners who are required to take RMD withdrawals and are enrolled in the Automatic RMD service. See “RMDs for contracts with GMIB” in “Accessing your money”.

Excess RMD withdrawal — For contracts with the RMD Wealth Guard death benefit, an “Excess RMD withdrawal” is:

•	the full amount of any withdrawal from your Protected Benefit Account taken before the calendar year in which you turn age 70 1/2;

•	the full amount of any withdrawal from your Protected Benefit Account taken during your first contract year, even if you turn age 70 1/2 during that year; or

•

in any year after your first contract year, the portion of a withdrawal from your Protected Benefit account that exceeds the greater of your RMD Wealth Guard withdrawal amount and Annual withdrawal amount for the calendar year.

Excess RMD withdrawals will reduce your RMD Wealth Guard death benefit on a pro rata basis.

Free look — If for any reason you are not satisfied with your contract, you may exercise your cancellation right under the contract to receive a refund, but only if you return your contract within the prescribed period. This is your “Free look” right under the contract. Your refund will generally reflect any gain or loss in your investment options, although in some states different rules may apply.

Guaranteed Roll-up floor — At contract issue, the guaranteed Roll-up floor will apply during the life of your contract.

General dollar cost averaging — Our “General dollar cost averaging program” is a program that allows for the systematic transfers of amounts in the EQ/Money Market variable investment option to the Investment account variable investment options.

GMIB benefit base — The GMIB benefit base is an amount used to determine your Annual withdrawal amount and your Lifetime GMIB payments. Your GMIB benefit base is created and increased by allocations and transfers to your Protected Benefit account. The GMIB benefit base is not an account value or cash value. The GMIB benefit base is also used to calculate the charge for the GMIB.

GMIB Maximum Roll-up period — (Applicable to the “Spousal Continuation” and “How divorce may affect your Guaranteed benefits” sections only) the maximum amount of time for which your GMIB benefit base is eligible to roll up. The GMIB Maximum Roll-up period commences on the date you first fund the Protected Benefit account and ends on the 20th contract date anniversary that occurs after the date you first fund the Protected Benefit Account. If you first fund the Protected Benefit account (a) on either the contract issue date or a subsequent contract date anniversary and (b) prior to your 76th birthday, the GMIB Maximum Roll-up period will be a full 20 years.

GMIB Roll-up period — the period during which the GMIB benefit base increases (or “rolls up”) annually by an amount determined by the Deferral Roll-up rate or Annual Roll-up rate, as applicable. The GMIB Roll-up period commences on the date you first fund the Protected Benefit account and ends on the date that is the earlier of (a) the 20th contract date anniversary that occurs after the date you first fund the Protected Benefit account and (b) the contract maturity date. If you first fund the Protected Benefit account (a) on either the contract issue date or a subsequent contract date anniversary and (b) prior to your 76th birthday, the GMIB Roll-up period will be a full 20 years.

GMIB Roll-up period end date — (Applicable to the “Spousal Continuation” and “How divorce may affect your Guaranteed benefits” sections only) the date that is the earlier of (a) the date on which the GMIB Maximum Roll-up period ends and (b) the contract date anniversary following the owner’s (or older joint owner’s, if applicable) 95th birthday (or the contract maturity date, if earlier).

Guaranteed minimum income benefit (“GMIB”) — The GMIB is a benefit that guarantees, subject to certain restrictions, annual lifetime payments or “Lifetime GMIB payments”. The GMIB also allows you to take certain withdrawals prior to the beginning of your Lifetime GMIB payments that do not reduce your GMIB benefit base (your “Annual withdrawal amount”). There is an additional charge for the GMIB under the contract.

Guaranteed benefits — You must elect one or more Guaranteed benefits described in this Prospectus, which are funded through investments in the Protected Benefit account. The Guaranteed benefits include the Guaranteed minimum income benefit, Return of Principal death benefit, Highest Anniversary Value death benefit and RMD Wealth Guard death benefit. There is an additional charge for the Guaranteed minimum income benefit, Highest Anniversary Value death benefit and RMD Wealth Guard death benefit. There is no additional charge for the Return of Principal death benefit, but it must be elected with the Guaranteed minimum income benefit, which has an additional charge.

Highest Anniversary Value death benefit — The “Highest Anniversary Value death benefit” is an optional Guaranteed minimum death benefit in connection with your Protected Benefit account value only. The death benefit is calculated using the highest value of your Protected Benefit account on your contract date anniversary. There is an additional charge for the Highest Anniversary Value death benefit under the contract.

Initial Roll-up rates — At contract issue, an initial Annual Roll-up rate and initial Deferral Roll-up rate (which we refer to as our “new business” or “lock in” rates) will apply during your first seven contract years. These rates are specified in the respective Rate Sheet Supplements.

Investment account value — The “Investment account value” is the total value in: (i) the Investment account variable investment options, (ii) the Guaranteed interest option, and (iii) amounts in the Special DCA program that are designated for future transfers to the Investment account variable investment options.

Investment Simplifier — Our “Investment simplifier” allows for systematic transfers of amounts in the Guaranteed interest option to the Investment account variable investment options. There are two options under the program — the Fixed dollar option and the Interest sweep option.

IRA — An individual retirement arrangement, including both an individual retirement account and an individual retirement annuity contract, whether traditional IRA or Roth IRA.

IRS — Internal Revenue Service.

Lifetime GMIB payments — For contracts with the GMIB, “Lifetime GMIB payments” are generally annual lifetime payments which are calculated by applying your GMIB benefit base to the guaranteed GMIB annuity purchase factors specified in Appendix X. Lifetime GMIB payments will begin at the earliest of: (i) the next contract year following the date your Protected Benefit account value falls to zero (provided the no-lapse guarantee is in effect); (ii) the contract date anniversary following your 95th birthday; or (iii) your election to exercise the GMIB.

Lifetime RMD payment — If you enroll in our Automatic RMD service, the payment we make to you each year to help you meet your lifetime required minimum distributions under federal income tax rules. We make Lifetime RMD payments on an annual basis.

Maximum payment plan — For contracts with GMIB, our “Maximum payment plan” allows you to request your Annual withdrawal amount as scheduled payments.

NQ contract — Nonqualified annuity contract.

Owner — The “owner” is the person who is the named owner in the contract and, if an individual, is the measuring life for determining contract benefits.

Prior Contract — Certain EQUI-VEST® Accumulator and Structured Capital Strategies® contracts previously issued by the Company, which may be eligible to exchange, rollover or transfer to a Retirement Cornerstone® Series E contract.

Protected Benefit account value — The “Protected Benefit account value” is the total value in: (i) the Protected Benefit account variable investment options, and (ii) amounts in the Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options.

QP contract — An annuity contract that is an investment vehicle for a qualified plan.

QPDB contract — An annuity contract that is an investment vehicle for a qualified defined benefit plan.

QPDC contract — An annuity contract that is an investment vehicle for a qualified defined contribution plan.

Rate effective date — as specified in the applicable Rate Sheet Supplement, the date on which an initial Annual Roll-up rate, Deferral roll-up rate or guaranteed Roll-up floor becomes effective.

Rate Sheet Supplement — A supplement to the Prospectus that specifies the Annual Roll-up rate and Deferral Roll-up rate associated with the Guaranteed minimum income benefit that will apply for the first seven years of your contract and the guaranteed Roll-up floor that will apply for the life of your contract based on the date of your contract application. The Annual Roll-up rate, Deferral Roll-up rate and guaranteed Roll-up floor may be specified in separate Rate Sheet Supplements. We periodically file Rate Sheet Supplements with the SEC that disclose the Annual Roll-up rate, Deferral Roll-up rate and guaranteed Roll-up floor that will apply beginning on a specified future date and remain in effect until we file subsequent Rate Sheet Supplements. The Rate effective date of a subsequent Rate Sheet Supplement will be at least 10 days after it is filed. You may contact us at 1-800-789-7771 for a copy of the Rate Sheet Supplements applicable to your contract. The Annual Roll-up rates, Deferral Roll-up rates and guaranteed Roll-up floors disclosed in our Rate Sheet Supplements may be found in Appendix IX to this Prospectus, as well as on the SEC’s website (www.sec.gov) by searching with File Number 333-229769.

Renewal rates — The Deferral Roll-up rate and Annual Roll-up rate that will apply to your contract once the initial Roll-up rates have expired.

RMD — Required minimum distributions, or RMDs, are distributions that must be made from traditional IRAs and other qualified retirement programs according to rules contained in the Internal Revenue Code and Treasury Regulations.

Under legislation enacted at the end of 2019:

•	If your birthdate is June 30, 1949 or earlier, you must start taking annual distributions from your traditional IRAs for the year in which you turn age 70 1/2.

•	If your birthdate is July 1, 1949 or later, you must start taking annual distributions from your traditional IRAs for the year in which you turn age 72.

RMD Wealth Guard death benefit — The RMD Wealth Guard death benefit is an optional Guaranteed minimum death benefit in connection with the Protected Benefit account value only. The RMD Wealth Guard death benefit base is created and increased by allocations and any transfers to the Protected Benefit account. The RMD Wealth Guard death benefit also enables you to take withdrawals from your Protected Benefit account, other than Excess RMD withdrawals, without reducing your RMD Wealth Guard death benefit base. The RMD Wealth Guard death benefit base is not an account value or cash value. There is an additional charge for the RMD Wealth Guard death benefit under the contract.

RMD withdrawal — a withdrawal that is intended to satisfy the lifetime required minimum distributions from certain tax-favored plans and arrangements such as traditional IRAs under federal income tax rules.

Return of Principal death benefit — The “Return of Principal” death benefit is a death benefit in connection with your Protected Benefit account value only. The death benefit is calculated using the amounts of contributions and transfers invested in your Protected Benefit account, adjusted for withdrawals. There is no additional charge for this death benefit.

SAI — Statement of Additional Information.

SEP IRA — A traditional IRA used as a funding vehicle for a simplified employee pension plan established by the IRA owner’s employer.

Special DCA Program — We use the term “Special DCA Program” to refer to our special dollar cost averaging program.

•

Special dollar cost averaging — Our “Special dollar cost averaging program” allows for systematic transfers of amounts in the account for special dollar cost averaging into the Protected Benefit account variable investment options, the Investment account variable investment options and the Guaranteed interest option. The account for special dollar cost averaging is part of our general account.

Systematic transfer program — Our “Systematic transfer program” is a program that allows you to have amounts in the Investment account variable investment options and the Guaranteed interest option automatically transferred to your Protected Benefit account variable investment options.

Total account value — Your “Total account value” is the total of (i) your Protected Benefit account value and (ii) your Investment account value.

We sometimes use different words than in the contract or supplemental materials. This is illustrated below. Although we use different words, they have the same meaning in this Prospectus as in the contract or supplemental materials. Your financial professional can provide further explanation about your contract or supplemental materials.

Prospectus	Contract or Supplemental Materials
Total account value	Annuity Account Value

Unit	Accumulation Unit

Guaranteed minimum death benefit	Guaranteed death benefit

Protected Benefit account variable investment options and contributions to the Special DCA program designated for future transfers to the Protected Benefit account variable investment options	Protected Benefit account

Initial Roll-up rates	Lock-in rates offered under the GMIB Multi-Year Lock feature

Investment account variable investment options, the guaranteed interest option and contributions to the Special DCA program designated for future transfers to the Investment account variable investment options	Investment account

The Company

We are Equitable Financial Life Insurance Company of America, an Arizona stock life insurance corporation organized in 1969. The Company is an affiliate of Equitable Financial Life Insurance Company (“Equitable”) and an indirect wholly owned subsidiary of Equitable Holdings, Inc. No other company has any legal responsibility to pay amounts that the Company owes under the contracts. The Company is solely responsible for paying all amounts owed to you under your contract.

Equitable Holdings, Inc. and its consolidated subsidiaries managed approximately $734.4 billion in assets as of December 31, 2019. The Company is licensed to sell life insurance and annuities in forty-nine states (not including New York), the District of Columbia, and Puerto Rico, and the U.S. Virgin Islands. Our main administrative office is located at 525 Washington Boulevard, Jersey City, NJ 07310.

How to reach us

Please communicate with us at the mailing addresses listed below for the purposes described. You can also use our Online Account Access system to access information about your account and to complete certain requests through the Internet. Certain methods of contacting us, such as by telephone or electronically, may be unavailable, delayed or discontinued. For example, our facsimile service may not be available at all times and/or we may be unavailable due to emergency closing. In addition, the level and type of service available may be restricted based on criteria established by us. In order to avoid delays in processing, please send your correspondence as follows:

For communications (e.g., requests for transfers, withdrawals, or required notices) sent by regular mail:

Retirement Service Solutions

P.O. Box 1547

Secaucus, NJ 07096-1547

For communications (e.g., requests for transfers, withdrawals, or required notices) sent by express delivery:

Retirement Service Solutions

500 Plaza Drive, 6th Floor

Secaucus, NJ 07094

Your correspondence will be picked up at the mailing address noted above and delivered to our processing office. Your correspondence, however, is not considered received by us until it is received at our processing office. Where this Prospectus refers to the day when we receive a contribution, request, election, notice, transfer or any other transaction request from you, we mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our processing office or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives (1) on a day that is not a business day, or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day. Our processing office is: 500 Plaza Drive, 6th Floor, Secaucus, New Jersey 07094.

Reports we provide:

•	written confirmation of financial transactions and certain non-financial transactions;

•	statement of your contract values at the close of each calendar year, and any calendar quarter in which there was a financial transaction; and

•	annual statement of your contract values as of the close of the contract year.

Online Account Access system:

Online Account Access is designed to provide information about your contract through the Internet. You can obtain information on:

•	your current Total account value, Protected Benefit account value, and Investment account value;
•	your current allocation percentages;

•	the number of units you have in the variable investment options;

•	the daily unit values for the variable investment options; and

•	performance information regarding the variable investment options.

You can also:

•	change your allocation percentages and/or transfer among the investment options subject to certain restrictions;

•	elect to receive certain contract statements electronically;

•	enroll in, modify or cancel a rebalancing program of your Investment account value;

•	request a quote of your Annual withdrawal amount;

•	change your address;

•	change your Online Account Access password; and

•	access Frequently Asked Questions and Service Forms.

Online Account Access is normally available seven days a week, 24 hours a day. You may access Online Account Access by visiting our website at www.equitable.com. Of course, for reasons beyond our control, this service may sometimes be unavailable.

We have established procedures to reasonably confirm that the instructions communicated by the Internet are genuine. For example, we will require certain personal identification information before we will act on Internet instructions and we will provide written confirmation of your transfers. If we do not employ reasonable procedures to confirm the genuineness of Internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct. In light of our procedures, we will not be liable for following Internet instructions we reasonably believe to be genuine.

We reserve the right to limit access to this service if we determine that you engaged in a disruptive transfer activity, such as “market timing.” See “Disruptive transfer activity” in “Transferring your money among investment options” later in this Prospectus for more information.

Customer service representative:

You may also use our toll-free number (1-800-789-7771) to speak with one of our customer service representatives. Our customer service representatives are available on the following business days:

•	Monday through Thursday from 8:30 a.m. until 7:00 p.m., Eastern time.

•	Friday from 8:30 a.m. until 5:30 p.m., Eastern time.

We require that the following types of communications be on specific forms we provide for that purpose:

(1)	authorization for telephone transfers by your financial professional;

(2)	conversion of a traditional IRA to a Roth IRA contract;

(3)	tax withholding elections (see withdrawal request form);

(4)	election of the Beneficiary continuation option;

(5)	IRA contribution recharacterizations;

(6)	Section 1035 exchanges;

(7)	direct transfers and specified direct rollovers;

(8)	exercise of the GMIB or election of an annuity payout option;

(9)	requests to reset your GMIB benefit base by electing one of the following: one-time reset option, automatic annual reset program or automatic customized reset program;

(10)	death claims;

(11)	change in ownership (NQ only, if available under your contract);

(12)	purchase by, or change of ownership to, a non-natural owner;

(13)	requests for enrollment in either our Maximum payment plan or Customized payment plan under the Guaranteed minimum income benefit;

(14)	requests to drop or change your Guaranteed benefits;

(15)	requests to collaterally assign your NQ contract;

(16)

requests to transfer, re-allocate, rebalance, make subsequent contributions and change your future allocations (except that certain transactions may be permitted through the Online Account Access system);

(17)	requests to enroll in or cancel the Systematic transfer program;

(18)	transfers into and among investment options; and

(19)	withdrawal requests.

We also have specific forms that we recommend you use for the following types of requests:

(1)	beneficiary changes;

(2)	contract surrender;

(3)	general dollar cost averaging;

(4)	special dollar cost averaging;

(5)	special money market dollar cost averaging (if available); and

(6)	Investment simplifier.

To cancel or change any of the following, we require written notification generally at least seven calendar days before the next scheduled transaction:

(1)	general dollar cost averaging (including the fixed dollar and interest sweep options);

(2)	special dollar cost averaging;

(3)	substantially equal withdrawals;

(4)	systematic withdrawals; and

(5)	the date annuity payments are to begin.

To cancel or change any of the following, we require written notification at least 30 calendar days prior to your contract date anniversary:

(1)	automatic annual reset program; and

(2)	automatic customized reset program.

You must sign and date all these requests. Any written request that is not on one of our forms must include your name and your contract number along with adequate details about the notice you wish to give or the action you wish us to take. Some requests may be completed online; you can use our Online Account Access system to contact us and to complete such requests through the Internet. In the future, we may require that certain requests be completed online. We reserve the right to add, remove or change our administrative forms, procedures and programs at any time.

Signatures:

The proper person to sign forms, notices and requests is normally the owner. If there are joint owners, both must sign.

eDelivery:

You can register to receive statements and other documents electronically. You can do so by visiting our website at www.equitable.com.

Retirement Cornerstone® Series E at a glance — key features

Series E Contract	This Prospectus describes the Retirement Cornerstone® Series E contract. It provides for the accumulation of retirement savings and income, offers income and death benefit protection, and offers various payout options. Also, it offers a Guaranteed minimum income benefit and Guaranteed minimum death benefits. For details, please see the summary of the contract features below, the “Fee table” and “Charges and expenses” later in this Prospectus.

The Retirement Cornerstone® Series E contract is available only through an exchange program under which a Prior Contract may be exchanged for this contract. See below and later in this Prospectus and “How you can purchase and contribute to your contract” in “Contract features and benefits” for more information. In addition, to see a summary comparison of some of the features of Prior Contracts and the Retirement Cornerstone® Series E contract, see “Exchange Program” in Appendix IX later in this Prospectus.

Please see the contribution rules, which are described in “Contribution amounts” later in this section and in “Rules regarding contributions to your contract” in “Appendix VII” later in this Prospectus.

You should work with your financial professional to decide if this contract may be appropriate for you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, time horizons and risk tolerance.
Professional investment management	The Retirement Cornerstone® Series E variable investment options invest in different Portfolios managed by professional investment advisers.
Guaranteed interest option	• Principal and interest guarantees. • Interest rates set periodically.
Tax advantages	• No tax on earnings inside the contract until you make withdrawals from your contract or receive annuity payments.
• No tax on transfers among investment options inside the contract.
If you are purchasing or contributing to an annuity contract which is an Individual Retirement Annuity (IRA), or to fund an employer retirement plan (QP or Qualified Plan), you should be aware that such annuities do not provide tax deferral benefits beyond those already provided by the Internal Revenue Code for these types of arrangements. Before purchasing or contributing to one of the contracts, you should consider whether its features and benefits beyond tax deferral meet your needs and goals. You may also want to consider the relative features, benefits and costs of these annuities compared with any other investment that you may use in connection with your retirement plan or arrangement. Depending on your personal situation, the contract’s Guaranteed benefits (other than the RMD Wealth Guard death benefit) may have limited usefulness because of required minimum distributions (“RMDs”).
Guaranteed minimum income benefit (“GMIB”)

The GMIB is added to your contract by default, unless you decline to elect it. You may only fund the GMIB starting at age 55. For jointly owned contracts, both owners must be age 55 before the GMIB can be funded. The Initial Roll-up rates associated with the GMIB are specified in the Rate Sheet Supplement accompanying this Prospectus. If you purchase this contract at age 47 or younger, the Initial Roll-up rates will never apply to your contract.

The GMIB guarantees, subject to certain restrictions, annual lifetime payments (“Lifetime GMIB payments”), which will begin at the earliest of: (i) the next contract year following the date your Protected Benefit account value falls to zero, provided the no-lapse guarantee is in effect; (ii) the contract date anniversary following your 95th birthday; and (iii) your election to exercise the GMIB. Lifetime GMIB payments can be on a single or joint life basis.

Your ability to exercise the GMIB is subject to a waiting period which begins on the date you first fund your Protected Benefit account. The waiting period is 10 years. If you reset your GMIB benefit base, a new waiting period to exercise the GMIB may apply from the date of the reset. See “GMIB Exercise rules” in “Contract features and benefits” for complete details.

Your Lifetime GMIB payments are calculated by applying a percentage to your GMIB benefit base. Your GMIB benefit base is tied to amounts you allocate to your Protected Benefit account. The investment options available to fund your Protected Benefit account are limited. See “GMIB Benefit base” in “Contract features and benefits” later in this Prospectus.

Guaranteed minimum income benefit (“GMIB”) (continued)

An Excess withdrawal that reduces your Protected Benefit account value to zero will cause your GMIB to terminate. Even if an Excess withdrawal does not cause your GMIB to terminate, it can greatly reduce your GMIB benefit base and the value of your benefit. Beginning in the contract year in which you fund your Protected Benefit account, and prior to the beginning of your Lifetime GMIB payments, you can take your Annual withdrawal amount without reducing your GMIB benefit base.

See “Guaranteed minimum income benefit” and “Annual withdrawal amount” under “Guaranteed minimum income benefit” in “Contract features and benefits” later in this Prospectus. Any amounts you wish to be credited toward your GMIB must be allocated to the Protected Benefit account.

The Guaranteed benefits under the contract are supported by the Company’s general account and are subject to the Company’s claims paying ability. Contract owners should look to the financial strength of the Company for its claims paying ability.

Guaranteed minimum death benefits (“GMDBs”)

•   Return of Principal death benefit

•   Highest Anniversary Value death benefit

•   RMD Wealth Guard death benefit

Any amounts you wish to be credited toward your GMDB must be allocated to the Protected Benefit account and, if you also have the GMIB, you cannot fund the Protected Benefit account until at least age 55.

The Return of Principal death benefit can only be elected in combination with the GMIB. The Highest Anniversary Value death benefit can be elected with or without selecting the GMIB. If you elect the GMIB and do not elect a guaranteed minimum death benefit, you will automatically receive the Return of Principal death benefit. The RMD Wealth Guard death benefit cannot be elected in combination with the GMIB.

The Return of Principal death benefit, like all of the guaranteed minimum death benefits, only applies to amounts you allocate to the Protected Benefit account variable investment options and not with the contract as a whole.

An Excess RMD withdrawal will reduce your RMD Wealth Guard death benefit base on a pro rata basis. A pro rata reduction to your RMD Wealth Guard death benefit base could be greater than the dollar amount of the withdrawal and could significantly reduce or eliminate the value of your RMD Wealth Guard death benefit.

The Guaranteed benefits under the contract are supported by the Company’s general account and are subject to the Company’s claims paying ability. Contract owners should look to the financial strength of the Company for its claims paying ability.

Investment account death benefit	The death benefit in connection with your Investment account is equal to the return of your account value as of the day we receive satisfactory proof of the owner’s (or older joint owner’s, if applicable) death, any required instructions for method of payment, and any required information and forms necessary to effect payment.
Dropping or changing your Guaranteed benefits	You have the option to drop or change your Guaranteed benefits subject to our rules. In some cases, you may have to wait a specified time period in order to drop your benefits. Please see “Dropping or changing your Guaranteed benefits” in “Contract features and benefits,” as well as Appendix I, for more information.
Contribution amounts	The chart below shows the minimum initial and, in parenthesis, subsequent contribution amounts under the contracts. The only source of contributions that are permitted to fund a contract are from exchanges, rollovers or transfers from a Prior Contract. Partial exchanges, rollovers, and transfers are not permitted as sources of contributions from any Prior Contracts except for exchanges, rollovers and transfers of 100% of the value in the variable investment options of Structured Capital Strategies® annuity contracts at the time of the transaction. No other source of contribution is permitted. As a result of these limitations, you may not be able to make subsequent contributions to your contract and, therefore, you would not be able to increase your Guaranteed benefit base value through subsequent contributions. Please see “How you can purchase and contribute to your contract” in “Contract features and benefits” and “Rules regarding contributions to your contract” in “Appendix VII” for more information, including important limitations on contributions.

Series E
NQ	$25,000($500)(1)
Traditional or Roth IRA	$25,000($50)(1)
QP	$25,000($500)(1)

(1) Subsequent contributions are only permitted from exchanges, rollovers or transfers from a Prior Contract.

Contribution amounts (continued)

•   Maximum contribution limitations apply to all contracts. For more information, please see “How you can purchase and contribute to your contract” in “Contract features and benefits” later in this Prospectus.

Upon advance notice to you, we may exercise certain rights we have under the contract regarding contributions, including our rights to: (i) change minimum and maximum contribution requirements and limitations, and (ii) discontinue acceptance of contributions. Further, we may at any time exercise our rights to limit or terminate your contributions and transfers to any of the variable investment options (including the Protected Benefit account variable investment options) and to limit the number of variable investment options which you may select.
Account types

You may allocate your contributions to the Investment account, or to the Protected Benefit account to fund one or more of the Guaranteed benefits. The Investment account offers over 100 investment options and is designed to meet the asset allocation and accumulation needs of a many types of investors. The Protected Benefit account offers a limited selection of core investment options that work in conjunction with the optional Guaranteed benefits. You should be aware that we select investment options for the Protected Benefit account that generally offer lower volatility in order to reduce our downside exposure in providing the Guaranteed benefits. In rising market conditions, this strategy may also result in periods of underperformance.

Investment account

•   Investment account variable investment options

•   Guaranteed interest option

•   Amounts in the Special DCA program designated for future transfers to Investment account variable investment options or the guaranteed interest option

Protected Benefit account

•   Protected Benefit account variable investment options

•   Amounts in the Special DCA program designated for future transfers to Protected Benefit account variable investment options

Access to your money

•   Partial withdrawals

•   Several options for withdrawals on a periodic basis

•   Contract surrender

•   Various options for required minimum distributions

•   Maximum payment plan (only under contracts with GMIB)

•   Customized payment plan (only under contracts with GMIB)

Any income you receive may be subject to tax; it may also be subject to an additional 10% income tax penalty unless you are age 59 1/2 or another exception applies. Also, certain withdrawals will diminish the value of any Guaranteed benefits you have funded.

Payout options	• Fixed annuity payout options • Other payout options through other contracts
Additional features

•   Dollar cost averaging programs

•   Optional rebalancing (for amounts in the Investment account variable investment options and guaranteed interest option)

•   Systematic transfer program (four options for transfers from the Investment account to the Protected Benefit account)

•   Transfers among investment options at no charge (subject to limitations)

•   Option to drop or change your Guaranteed benefits after issue, subject to our rules. Please see “Dropping or changing your Guaranteed benefits” in “Contract features and benefits,” as well as Appendix I, for more information.

•   Spousal continuation

•   Beneficiary continuation option

•   Annual resets of your GMIB benefit base

Fees and charges	Please see “Fee table” later in this section for complete details.
Owner and annuitant issue ages	Please see “Rules regarding contributions to your contract” in “Appendix VII” for owner and annuitant issue ages applicable to your contract.
Contract Termination	Your contract may terminate without value if your Total account value falls to zero as a result of Excess withdrawals, or the payment of any applicable charges when due, or a combination of the two. Please see “Effect of your account values falling to zero” in “Determining your contract’s value” later in this Prospectus for more information.

Your right to cancel	To exercise your cancellation right under the contract, you must notify us with a signed letter of instruction electing this right, to our processing office within 10 days after you receive your contract. If state law requires, this “free look” period may be longer. Generally, your refund will equal your Total account value as of the day we receive your request. See “Your right to cancel within a certain number of days” in “Contract features and benefits” later in this Prospectus for more information.
Guaranteed benefit offers	From time to time, we may offer you some form of payment or incentive in return for terminating or modifying certain guaranteed benefits. See “Guaranteed benefit offers” in “Contract features and benefits” for more information.

The table above summarizes only certain current key features and benefits of the contract. The table also summarizes certain current limitations, restrictions and exceptions to those features and benefits that we have the right to impose under the contract and that are subject to change in the future. In some cases, other limitations, restrictions and exceptions may apply. The contract may not currently be available in all states. Certain features and benefits described in this Prospectus may vary in your state; all features and benefits may not be available in all contracts, in all states or from all selling broker-dealers. You may contact us to purchase any version of the contract if a version is not offered by the selling broker-dealer. For a state-by-state description of all material variations of this contract, see Appendix V later in this Prospectus.

For more detailed information, we urge you to read the contents of this Prospectus, as well as your contract. This Prospectus is a disclosure document and describes all of the contract’s material features, benefits, rights and obligations, as well as other information. The Prospectus should be read carefully before investing. Please feel free to speak with your financial professional, or call us, if you have any questions.

Other contracts

We offer a variety of fixed and variable annuity contracts. They may offer features, including investment options, and have fees and charges, that are different from those in the contracts offered by this Prospectus. Not every contract we issue, including some described in this Prospectus, is offered through every selling broker-dealer. Some selling broker-dealers may not offer and/or limit the offering of certain features or options, as well as limit the availability of the contracts, based on issue age or other criteria established by the selling broker-dealer. Upon request, your financial professional can show you information regarding our other annuity contracts that he or she distributes. You can also contact us to find out more about the availability of any of our annuity contracts.

You should work with your financial professional to decide whether one or more optional benefits are appropriate for you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, time horizons and risk tolerance.

Exchange Program

The Retirement Cornerstone® Series E contract is offered only through an exchange program under which a Prior Contract may be exchanged for a Retirement Cornerstone® Series E contract. This is called an “exchange” under securities law. For purposes of this Prospectus, the word “exchange” includes an exchange, rollover or transfer, as applicable, for federal income tax purposes. Under this program, among other criteria, which are described below, the surrender of a Prior Contract may not be subject to withdrawal charges to be eligible for the Retirement Cornerstone® Series E contract. In addition, the account value of the Retirement Cornerstone® Series E contract would not be subject to any withdrawal charges, but would be subject to all other charges and fees under the Retirement Cornerstone® Series E contract, which are described in this Prospectus.

You should carefully consider whether an exchange is appropriate for you by considering the benefits and guarantees provided by your Prior Contract to the benefits and guarantees provided by the Retirement Cornerstone® Series E contract. Please note that if you elect to exchange into the Retirement Cornerstone® Series E contract you will lose all existing benefits under your Prior Contract. You should also review the fees and charges of your Prior Contract and the fees and charges of the Retirement Cornerstone® Series E contract, which may be higher than the fees and charges under the Prior Contract. Any such exchange program will be made available on terms and conditions determined by us and will comply with applicable law.

You should read the Prospectus and other information related to your Prior Contract prior to requesting an exchange, rollover or transfer to the Retirement Cornerstone® Series E contract and you should consider the differences between your Prior Contract and Retirement Cornerstone® Series E contract. There may be differences that are important for you to consider prior to purchasing the Retirement Cornerstone® Series E contract. To see a summary comparison of some of the features of Prior Contracts and the Retirement Cornerstone® Series E contract, see Appendix IX — “Exchange program” later in this Prospectus.

In considering whether the exchange is appropriate for you, you should consult with your financial professional. Your financial professional will be paid a commission if you exchange, transfer or rollover your Prior Contract to the Retirement Cornerstone® Series E contract, which may create the potential for a conflict of interest for your financial professional. For more information, please contact your financial professional.

You may obtain a copy of your Prior Contract prospectus by contacting your financial professional or by writing or calling us as follows:

Accumulator	EQUI-VEST®	Structured Capital Strategies®
PO Box 1547	PO Box 4956	P. O. Box 1547
Secaucus, NJ 07096-1547	Syracuse, NY 13221-4956	Secaucus, NJ 07096-1547

1 (800) 789-7771	1 (800) 628-6673	1 (877) 899-3743

Listed below is a description of contract owners of Prior Contracts that may or may not be eligible to purchase the Retirement Cornerstone® Series E contract:

•

Contract owners of an EQUI-VEST® contract are eligible, except for contract owners that have elected a Guaranteed benefit or discontinued a Guaranteed benefit. In addition, contract owners of an EQUI-VEST® Tax Sheltered Annuity contract are eligible (i) if they are separated from service and are no longer making on-going contributions to the Prior Contract or (ii) if the Prior Contract has an outstanding loan balance the contract owner can either (a) pay off the outstanding loan balance or (b) have the loan with accrued interest deducted from the total value of Prior Contract and roll over the remaining balance to Retirement Cornerstone® Series E contract.

•	Contract owners of an Accumulator contract who elected a Guaranteed benefit are not eligible to exchange into the Retirement Cornerstone® Series E contract.

•

Contract owners of an Accumulator contract who either: (i) accepted a Guaranteed benefit buyout or (ii) dropped a Guaranteed benefit from the contract, are not eligible to purchase the Retirement Cornerstone® Series E contract.

•

Contract owners of a Structured Capital Strategies® contract are eligible to the extent they have sufficient account value in one or more of the variable investment options that meet the minimum contribution requirements. Account value in a segment is not an eligible source of contribution.

•

Contract owners who have remaining or outstanding withdrawal charges on the Prior Contract, or who do not satisfy a condition for waiving the withdrawal charge under the Prior Contract are not eligible.

•

Contract owners who have made rollover or transfer contributions within the past two years into a Prior Contract from the date of the request to purchase a Retirement Cornerstone® Series E contract are not eligible, except, with respect to EQUI-VEST® contracts, if the contract owner has been separated from service at time of the purchase.

Listed below are additional terms and conditions to purchase the Retirement Cornerstone® Series E contract:

1.

The minimum initial contribution is $25,000 and you must elect one or more of the Guaranteed benefits provided under the Retirement Cornerstone® Series E contract. The source of the contribution must be from a Prior Contract as described above.

2.

Only full exchanges, rollovers and transfers from a Prior Contract will be accepted and partial exchanges, rollovers or transfers from a Prior Contract are not permitted, except from certain Structured Capital Strategies® contracts. For a Structured Capital Strategies® contract, full or partial exchanges, rollovers or transfers are permitted where the source of the contribution is the full account value invested in each variable investment option at the time of the transaction. This means that account value invested in segment type holding accounts and the dollar cap averaging account on the day we process your transaction will also be included in the exchange, rollover or transfer. Account value invested in a segment is not an eligible source of contribution.

3.	Exchanges, rollovers or transfers from contracts other than from Prior Contracts are not permitted.

4.

Subsequent contributions in a minimum amount of $50 or more for Traditional IRA or Roth IRA contracts and $500 or more for NQ and QP contracts are permitted. The source of the contribution must be from a Prior Contract, as described above.

5.

If you are the owner of only one Accumulator or EQUI-VEST® Prior Contract or one Structured Capital Strategies® Prior Contract where the entire account value of the Structured Capital Strategies® Prior Contract is invested in variable investment options at the time of the transaction, you would only be eligible to make an initial contribution. Therefore, you would not be able to increase your Guaranteed benefit base value through subsequent contributions to your Retirement Cornerstone® Series E contract.

6.	You must elect one or more of the Guaranteed benefits provided under the Retirement Cornerstone® Series E contract.

7.

There is generally no minimum amount to fund a Guaranteed benefit through the Protected Benefit account. It can generally be funded at any time subject to certain age limitations. For more information, see “Transferring your account value” under “Transferring your money among investment options,” later in this Prospectus.

8.

There is an additional charge for each Guaranteed benefit you elect, except for the Return of Principal death benefit. However, if you elect the Return of Principal death benefit, it must be elected in combination with the Guaranteed Minimum Income Benefit, which has an additional charge.

9.	If you fund your Guaranteed benefit you have to wait up to four years before you can drop the Guaranteed benefit.

10.

If you exchange your Prior Contract before the maturity of an outstanding Fixed Maturity Option, the market value adjustment may apply and therefore the value you receive could be less than you would have received if you had waited for the maturity of the Fixed Maturity Option before exchanging out of the Prior Contract.

11.

We are not able to process an exchange, rollover or transfer from a Structured Capital Strategies® contract to a Retirement Cornerstone® Series E contract on a segment maturity date or segment start date and we will not consider your request to be in good order if we receive it on a segment maturity date or segment start date. If we receive your exchange, rollover or transfer request on a segment maturity date or segment start date and it is complete, your request will be processed on the next business day.

Fee table

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the contract. Each of the charges and expenses is more fully described in “Charges and expenses” later in this Prospectus.

The first table describes fees and expenses that you will pay if you make certain transfers or request special services. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply.(1)

Charges we deduct from your account value at the time you request certain transactions
Charge for each additional transfer in excess of 12 transfers per contract year:(2)

Maximum Charge: $35

Current Charge: $0

Special service charges:(3)

• Express mail charge • Wire transfer charge • Duplicate contract charge • Check preparation charge(5) • Charge for third party transfer or exchange(4)	Current and Maximum Charge: Current and Maximum Charge: Current and Maximum Charge: Maximum Charge: Current Charge: Maximum Charge: Current Charge:	$35 $90 $35(6) $85 $0 $125 $65(6)

The following tables describe the fees and expenses that you will pay periodically during the time that you own the contract, not including the underlying trust portfolio fees and expenses.

Charges we deduct from your account value on each contract date anniversary
Maximum annual administrative charge(5)

If your account value on a contract date anniversary is less than $50,000(7)	$30

If your account value on a contract date anniversary is $50,000 or more	$0

Charges we deduct from your variable investment options expressed as an annual percentage of daily net assets
Separate account annual expenses:(8)	Series E
Operations	0.80%
Administration	0.30%
Distribution	0.20%

Total separate account annual expenses (“Contract fee”)	1.30%
Charges we deduct from your account value each year if you fund any of the following optional benefits
Guaranteed minimum death benefit charge (Calculated as a percentage of the applicable benefit base(9). Deducted annually(10) on each contract date anniversary for which the benefit is in effect.)

Return of Principal death benefit	No Additional Charge

Highest Anniversary Value death benefit	0.35% (current and maximum)
RMD Wealth Guard death benefit

Maximum Charge:	1.20% (for issue ages 20-64) 2.00% (for issue ages 65-68)

Current Charge(11):	0.60% (for issue ages 20-64) 1.00% (for issue ages 65-68)

Guaranteed minimum income benefit charge (Calculated as a percentage of the GMIB benefit base(9). Deducted annually(10) on each contract date anniversary for which the benefit is in effect.)

Maximum Charge:	2.50%
Current Charge(12):	1.25%

You also bear your proportionate share of all fees and expenses paid by a Portfolio that corresponds to any variable investment option you are using. This table shows the lowest and highest total operating expenses charged by any of the Portfolios that you will pay periodically during the time that you own the contract. These fees and expenses are reflected in the Portfolio’s net asset value each day. Therefore, they reduce the investment return of the Portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each Portfolio’s fees and expenses is contained in the prospectus for the Portfolio.

Portfolio operating expenses expressed as an annual percentage of daily net assets
Total Annual Portfolio Operating Expenses for the period ending December 31, 2019 (expenses that are deducted from Portfolio assets including management fees, 12b-1 fees, service fees, and/or other expenses)(*)	Lowest 0.58%	Highest 2.37%

Notes:

(*)

“Total Annual Portfolio Operating Expenses” are based, in part, on estimated amounts of such expenses. Pursuant to a contract, Equitable Investment Management Group, LLC has agreed to make payments or waive its management, administrative and other fees to limit the expenses of certain affiliated Portfolios through April 30, 2021 (“Expense Limitation Arrangement”) (unless the Trust’s Board of Trustees consents to an earlier revision or termination of this agreement). The Expense Limitation Arrangement may be terminated by Equitable Investment Management Group, LLC at any time after April 30, 2021. The range of expenses in the table above does not include the effect of any Expense Limitation Arrangement. The Expense Limitation Arrangement does not apply to unaffiliated Portfolios. The range of expense in the table below includes the effect of the Expense Limitation Arrangements.

Portfolio operating expenses expressed as an annual percentage of daily net assets
Total Annual Portfolio Operating Expenses after the effect of Expense Limitation Arrangements(13)	Lowest 0.58%	Highest 2.26%

For complete information regarding the Expense Limitation Arrangements see the prospectuses for the underlying Portfolios.

(1)	The current tax charge that might be imposed varies by jurisdiction and currently ranges from 0% to 3.5%.

(2)

Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for transfers in excess of 12 transfers per contract year. We will charge no more than $35 for each transfer at the time each transfer is processed. See “Transfer charge” under “Charges that the Company deducts” in “Charges and expenses” later in this Prospectus.

(3)	These charges may increase over time to cover our administrative costs. We may discontinue these services at any time.

(4)	The sum of these charges will never exceed 2% of the amount disbursed or transferred.

(5)

If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the administrative charge for that year.

(6)	This charge is currently waived. This waiver may be discontinued at any time, with or without notice.

(7)	During the first two contract years this charge, if applicable, is equal to the lesser of $30 or 2% of your Total account value. Thereafter, the charge, if applicable, is $30 for each contract year.

(8)

In connection with the separate account annual expenses, these charges compensate us for certain risks we assume and expenses we incur under the contract. We expect to make a profit from these charges.

(9)

The benefit base is not an account value or cash value. Your initial benefit base is equal to your initial contribution or transfer to the Protected Benefit account variable investment options and amounts in the Special DCA program designated for transfers to the Protected Benefit account variable investment options. Subsequent adjustments to the applicable benefit base and the investment performance of the Protected Benefit account may result in a “benefit base” that is significantly different from your total contributions or future transfers to, or account value in, the Protected Benefit account. See “Guaranteed minimum death benefits” and “Guaranteed minimum income benefit” in “Contract features and benefits” later in this Prospectus.

(10)

If the contract is surrendered or annuitized, or a death benefit is paid, or the benefit is dropped (if applicable), on any date other than the contract date anniversary, we will deduct a pro rata portion of the charge for that year.

(11)

We reserve the right to increase or decrease this charge any time after your second contract date anniversary. See “RMD Wealth Guard death benefit charge” in “Charges and expenses” later in this Prospectus.

(12)

We reserve the right to increase or decrease this charge any time after your second contract date anniversary. See “Guaranteed minimum income benefit charge” in “Charges and expenses” later in this Prospectus.

(13)	“Total Annual Portfolio Operating Expenses” are based, in part, on estimated amounts of such expenses.

Examples

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and underlying trust fees and expenses (including the underlying portfolio fees and expenses). These examples do not reflect charges for any special service you may request.

General note about examples in this Prospectus: All examples assume that the contract owner is age eligible to fund the referenced Guaranteed benefits.

The first example below shows the expenses that a hypothetical contract owner (who has elected the “Highest Anniversary Value” death benefit with the Guaranteed minimum income benefit) would pay in the situations illustrated. This example uses an estimated average annual administrative charge based on anticipated sales and contract sizes, which results in an estimated annual administrative charge calculated as a percentage of contract value of 0.006%. The example assumes the maximum charges that would apply based on a 5% return for the “Highest Anniversary Value” death benefit and Guaranteed minimum income benefit, both of which are calculated as a percentage of each Guaranteed benefit’s benefit base. The example also assumes there has not been a withdrawal from the Protected Benefit account.

In this example, we assume the highest Deferral Roll-up rate of 8% that can be applied to the GMIB base annually. Since the charges for the GMIB and “Highest Anniversary Value” death benefit are calculated as a percentage of their applicable benefit bases, the examples show the maximum charges under these assumptions. We reserve the right to declare a Deferral Roll-up rate in excess of 8%. A higher Deferral Roll-up rate could result in a higher GMIB benefit base. However, since we cannot predict how high your Deferral Roll-up rate might be, we have based the example on a Deferral Roll-up rate of 8%, which is the highest rate available under the Deferral Ten-Year Treasuries Formula Rate. See “Deferral Roll-up rate” under “Guaranteed minimum income benefit” in “Contract features and benefits.”

Amounts allocated to the Special DCA program are not covered by these example. The annual administrative charge does apply to amounts allocated to the Special DCA program.

The example assumes that you invest $10,000 in the Protected Benefit account variable investment options for the time periods indicated, and that your investment has a 5% return each year. Other than the annual administrative charge and the charges for the Guaranteed benefits (which are described immediately above), the example also assumes separate account annual expenses and that amounts are allocated to the Protected Benefit account variable investment options that invest in Portfolios with (a) the maximum fees and expenses, and (b) the minimum fees and expenses (before expense limitations). The example should not be considered a representation of past or future expenses for each option. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in each example is not an estimate or guarantee of future investment performance. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Series E
	Whether or not you surrender or annuitize your contract at the end of the applicable time period
	1 year	3 years	5 years	10 years
(a) assuming maximum fees and expenses of any of the Protected Benefit account investment options	$622	$2,235	$4,282	$10,099
(b) assuming minimum fees and expenses of any of the Protected Benefit account investment options	$508	$1,904	$3,765	$9,297

The next example shows the expenses that a hypothetical contract owner who has opted out of all optional benefits that have fees associated with them would pay in the situations illustrated. This example uses an estimated average annual administrative charge based on anticipated sales and contract sizes, which results in an estimated annual administrative charge calculated as a percentage of contract value of 0.006%.

The example assumes amounts are allocated to the most expensive and least expensive Portfolio. Amounts allocated to the guaranteed interest option and the Special DCA program are not covered by this example. The annual administrative charge does apply to amounts allocated to the guaranteed interest option and the Special DCA program.

The example assumes that you invest $10,000 in the Investment account variable investment options for the time periods indicated, and that your investment has a 5% return each year. Other than the annual administrative charge (which is described immediately above), the example also assumes maximum contract charges and total annual expenses of the Portfolios (before expense limitations) invested in by the Investment account variable investment options set forth in the previous chart. The example should not be considered a representation of past or future expenses for each option. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in the example is not an estimate or guarantee of future investment performance. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	Series E
	If you surrender your contract at the end of the applicable time period				If you do not surrender your contract at the end of the applicable time period
	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years
(a) assuming maximum fees and expenses of any of the Portfolios	$386	$1,171	$1,974	$4,064	$386	$1,171	$1,974	$4,064
(b) assuming minimum fees and expenses of any of the Portfolios	$198	$612	$1,052	$2,272	$198	$612	$1,052	$2,272

For information on how your contract works under certain hypothetical circumstances, please see Appendix IV at the end of this Prospectus.

Condensed financial information

Because the contracts offered by this Prospectus have not yet been sold, no class of accumulation units have yet been derived from the contracts offered by this Prospectus.

1. Contract features and benefits

How you can purchase and contribute to your contract

You may purchase a contract by making payments to us that we call “contributions.” Only full exchanges, rollovers or transfers from eligible EQUI-VEST® and Accumulator contracts, as defined herein, are permitted as contributions. Full and partial exchanges, rollovers or transfers from eligible Structured Capital Strategies® contracts, as defined herein, are permitted as contributions as long as the source of the contribution is the entire account value invested in the variable investment options at the time of the transaction. No other source of contribution is permitted. In addition, subsequent contributions can only be made through permitted exchanges, rollovers, or transfers from a Prior Contract. As a result of these limitations you may not be able to make subsequent contributions to your contract. See Retirement Cornerstone® Series E at a glance — key features” earlier in this Prospectus for more information. The tables in Appendix VII later in this Prospectus summarize our current rules regarding contributions to your contract, which are subject to change. Both the owner and annuitant named in the contract must meet the issue age requirements shown in the table and contributions are based on the age of the older of the original owner and annuitant. We can refuse to accept an application from you or any contribution from you at any time, including after you purchase the contract.

We reserve the right to change our current limitations on your contributions and to discontinue acceptance of contributions.

We currently do not accept any contribution to your contract if: (i) the sum of all contributions under all Accumulator® Series and Retirement Cornerstone® Series contracts with the same owner or annuitant would then total more than $1,500,000, or (ii) the aggregate contributions under all our annuity accumulation contracts with the same owner or annuitant would then total more than $2,500,000. We may waive these and other contribution limitations based on certain criteria that we determine, including Guaranteed benefits, issue age, aggregate contributions, variable investment option allocations and selling broker-dealer compensation. These and other contribution limitations may not be applicable in your state. For a state-by-state description of all material variations of the contracts, see Appendix V later in this Prospectus.

You may not contribute or transfer more than $1,500,000 to your Protected Benefit account variable investment options and the Special DCA program with amounts designated for the Protected Benefit account variable investment options.

Once a withdrawal is taken from your Protected Benefit account, you cannot make additional contributions to your Protected Benefit account, either directly or through a new Special DCA program. You may, however, be able to continue to make transfers from your Investment account to the Protected Benefit account variable investment options until such time you make a subsequent contribution to your Investment account. Scheduled transfers from an existing Special DCA program will continue through to the program’s conclusion.

We may accept less than the minimum initial contribution under a contract if an aggregate amount of Retirement Cornerstone® Series contracts, respectively, purchased at the same time by an individual (including spouse) meet the minimum.

The “owner” is the person who is the named owner in the contract and, if an individual, is the measuring life for determining contract benefits. The “annuitant” is the person who is the measuring life for determining the contract maturity date. The annuitant is not necessarily the contract owner. Where the owner of a contract is non-natural, the annuitant is the measuring life for determining contract benefits.

Upon advance notice to you, we may exercise certain rights we have under the contract regarding contributions, including our rights to:

•	Change our contribution requirements and limitations and our transfer rules, including to:

—	increase or decrease our minimum contribution requirements and increase or decrease our maximum contribution limitations;

—	discontinue the acceptance of subsequent contributions to the contract;

—	discontinue the acceptance of subsequent contributions and/or transfers into one or more of the variable investment options and/or guaranteed interest option; and

—	discontinue the acceptance of subsequent contributions and/or transfers into the Protected Benefit account variable investment options.

•

Default certain contributions and transfers designated for a Protected Benefit account variable investment option(s) to the corresponding Investment account variable investment option(s), which invests in the same underlying Portfolio(s). See “Rebalancing among your Protected Benefit account variable investment options” under “Allocating your contributions” later in this section.

•	Further limit the number of variable investment options you may invest in at any one time.

•	Limit or terminate new contributions or transfers to an investment option.

We reserve the right in our sole discretion to discontinue the acceptance of, and/or place limitations on contributions and transfers into the contract and/or certain investment options. If you have one or more Guaranteed benefits and we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions to the contract and/or contributions and/or transfers into the Protected Benefit account variable investment options, you may no longer be able to fund your Guaranteed benefit(s). This means that if you have not yet allocated amounts to the Protected Benefit account variable investment options, you may not be able to fund your Guaranteed benefit(s). This also means that if you have already funded your Guaranteed benefits by allocating amounts to the Protected Benefit account variable investment options, you may no longer be able to increase your Protected Benefit account value and the benefit bases associated with your Guaranteed benefits through contributions and transfers.

Owner and annuitant requirements

Under NQ contracts, the annuitant can be different from the owner. Only natural persons can be joint owners. This means that an entity such as a corporation cannot be a joint owner. We also reserve the right to prohibit availability of this contract to other non-natural owners.

For NQ contracts (with a single owner, joint owners, or a non-natural owner) we permit the naming of joint annuitants only when the contract is purchased through an exchange that is intended not to be taxable under Section 1035 of the Internal Revenue Code and only where the joint annuitants are spouses.

Owners which are not individuals are required to document their status to avoid 30% FATCA withholding from U.S.-source income.

Under all IRA contracts, the owner and annuitant must be the same person. In some cases, an IRA contract may be held in a custodial individual retirement account for the benefit of the individual annuitant.

For the Spousal continuation feature to apply, the spouses must either be joint owners, or, for Single owner contracts, the surviving spouse must be the sole primary beneficiary. The determination of spousal status is made under applicable state law. However, in the event of a conflict between federal and state law, we follow federal rules. Certain same-sex civil union and domestic partners may not be eligible for tax benefits under federal law and in some circumstances will be required to take post-death distributions that dilute or eliminate the value of the contractual benefit.

In general, we will not permit a contract to be owned by a minor unless it is pursuant to the Uniform Gift to Minors Act or the Uniform Transfers to Minors Act in your state.

Under QP contracts, the owner must be the qualified plan trust and the annuitant must be a plan participant/employee. The term “QP contracts” used in this Prospectus refers to QPDB and/or QPDC contracts. See Appendix II at the end of this Prospectus for more information regarding QP contracts.

Certain benefits under your contract, as described in this Prospectus, are based on the age of the owner. If the owner of the contract is not a natural person, these benefits will be based on the age of the annuitant. Under QP contracts, all benefits are based on the age of the annuitant. In this Prospectus, when we use the terms owner and joint owner, we intend these to be references to annuitant and joint annuitant, respectively, if the contract has a non-natural owner. Unless otherwise stated, if the contract is jointly owned or is issued to a non-natural owner, benefits are based on the age of the older joint owner or older joint annuitant, as applicable.

Purchase considerations for a charitable remainder trust

If you are purchasing the contract to fund a charitable remainder trust and allocate any account value to the Protected Benefit account, you should strongly consider “split-funding”: that is, the trust holds investments in addition to this Retirement Cornerstone® Series E contract. Charitable remainder trusts are required to make specific distributions. The charitable remainder trust annual distribution requirement may be equal to a percentage of the donated amount or a percentage of the current value of the donated amount. The required distribution may have an adverse impact on the value of your Guaranteed benefits.

How you can make your contributions

The only source of contributions that are permitted to fund a Retirement Cornerstone® Series E contract are from permitted exchanges, rollovers or transfers from a Prior Contract. See “Exchange Program” earlier in this Prospectus in “Retirement Cornerstone® Series E at a glance — key features”. You will remain invested in your Prior Contract while Equitable Advisors, LLC (Equitable Financial Advisors in MI and TN), (“Equitable Advisors”) ensures your application is complete and that suitability standards are met. Upon successful completion of this review, Equitable Advisors will transmit your application to us, so that we can consider your application for processing.

The “contract date” is the effective date of a contract. Your contract date will be shown in your contract. The 12 month period beginning on your contract date and each 12 month period after that date is a “contract year.” The end of each 12 month period is your “contract date anniversary.” For example, if your contract date is May 1, your contract date anniversary is April 30.

If your application is in good order when we receive it for application processing purposes, your Prior Contract will be exchanged for a Retirement Cornerstone® Series E contract at the price calculated at the close of that business day (or at the price calculated at the close of the next business day if we receive your application on a non-business day). If any information we require to issue your contract is missing or unclear, you will remain invested in your Prior Contract while we try to obtain this information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then cancel your exchange request unless you or your financial professional acting on your behalf, specifically direct us to keep your exchange request until we receive the required information. If we have not received the information we require within 30 days, we will cancel your exchange request. Your Prior Contract will be exchanged for a Retirement Cornerstone® Series E contract as of the price calculated at the close of the business day we receive the missing information. Although we require an application from you, we will import data that we have in our records regarding the Prior Contract in issuing this contract. If there is a conflict between the data that we have in our records regarding the Prior Contract and the information on your application, we will not consider the application in good order as discussed above. For more information on a “Prior Contract”, see “Exchange Program” in “Retirement Cornerstone® Series E at a glance—key features” earlier in this Prospectus.

Our “business day” is generally any day the New York Stock Exchange is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the SEC. We may also close early due to such emergency conditions. For more information about our business day and our pricing of transactions, please see “Dates and prices at which contract events occur” in “More information” later in this Prospectus.

What are your investment options under the contract?

Your investment options are the following:

•	Protected Benefit account variable investment options (used to fund Guaranteed benefits);

•	Investment account variable investment options;

•	Guaranteed interest option; and

•	the account for special dollar cost averaging.

As noted throughout this Prospectus, you may elect the GMIB at the time you apply for your contract. The Return of Principal death benefit can only be elected in combination with the GMIB. The Highest Anniversary Value death benefit can be elected with or without selecting the GMIB. If you elect the GMIB and do not elect a guaranteed minimum death benefit, you will automatically receive the Return of Principal death benefit. The RMD Wealth Guard death benefit cannot be elected in combination with the GMIB. Your Guaranteed benefits do not need to be funded at issue. Also, any applicable charges will not be assessed until you fund your Protected Benefit account. The Protected Benefit account variable investment options are used to fund these benefits.

Only amounts you allocate to the Protected Benefit account variable investment options and amounts in the Special DCA program designated for future transfers to the Protected Benefit account variable investment options will fund your Guaranteed benefits. These amounts will be included in the respective benefit bases of your Guaranteed benefits and will become part of your Protected Benefit account value. All amounts allocated to the Protected Benefit account variable investment options and amounts in the Special DCA program designated for Protected Benefit account variable investment options are subject to the terms and conditions of the Guaranteed benefits under your contract.

If you allocate to investment options available to fund your Guaranteed benefits, you may later decide to change your allocation instructions in order to increase, decrease or stop the funding of your Guaranteed benefits. Also, if you have a Guaranteed benefit, there is no requirement that you must fund it either at issue or on any future date.

If you have a Guaranteed benefit and allocate any amount to the Protected Benefit account variable investment options or the Special DCA program with amounts designated for future transfers to the Protected Benefit account variable investment options, you are funding the Guaranteed benefits under your contract. No other action is required of you. If you do not wish to fund a Guaranteed benefit, you should not allocate contributions or make transfers to your Protected Benefit account. See “Allocating your contributions” later in this section.

Once you allocate amounts to the Protected Benefit account variable investment options, such amounts may be transferred among the Protected Benefit account variable investment options, but may not be transferred to the Investment account variable investment options or the guaranteed interest option. In addition, we may at any time exercise our right to limit or terminate transfers into any of the variable investment options. For more information, see “Transferring your money among investment options” later in this Prospectus.

The table below shows the current Protected Benefit account variable investment options and Investment account variable investment options available to you. It is important to note that the Protected Benefit account variable investment options are also available as Investment account variable investment options. The Protected Benefit account variable investment options invest in the same Portfolios as the corresponding Investment account variable investment options.

Protected Benefit Account Variable Investment Options

•	1290 VT Moderate Growth Allocation
•	EQ/AB Dynamic Aggressive Growth
•	EQ/AB Dynamic Growth
•	EQ/AB Dynamic Moderate Growth
•	EQ/Aggressive Growth Strategy
•	EQ/American Century Moderate Growth Allocation
•	EQ/AXA Investment Managers Moderate Allocation
•	EQ/Balanced Strategy
•	EQ/Conservative Growth Strategy
•	EQ/Conservative Strategy
•	EQ/First Trust Moderate Growth Allocation
•	EQ/Goldman Sachs Growth Allocation
•	EQ/Goldman Sachs Moderate Growth Allocation
•	EQ/Growth Strategy
•	EQ/Invesco Moderate Allocation
•	EQ/Invesco Moderate Growth Allocation
•	EQ/JPMorgan Growth Allocation
•	EQ/Legg Mason Growth Allocation
•	EQ/Legg Mason Moderate Allocation
•	EQ/Moderate Growth Strategy

Investment Account Variable Investment Options

•	1290 VT DoubleLine Dynamic Allocation
•	1290 VT DoubleLine Opportunistic Bond
•	1290 VT Equity Income
•	1290 VT GAMCO Mergers & Acquisitions
•	1290 VT GAMCO Small Company Value
•	1290 VT High Yield Bond
•	1290 VT Low Volatility Global Equity
•	1290 VT Micro Cap
•	1290 VT Moderate Growth Allocation
•	1290 VT Natural Resources
•	1290 VT Real Estate
•	1290 VT Small Cap Value
•	1290 VT SmartBeta Equity
•	American Funds Insurance Series® Bond Fund

Investment Account Variable Investment Options

•	American Funds Insurance Series® Global Small Capitalization Fund
•	American Funds Insurance Series® New World Fund®
•	BlackRock Global Allocation V.I. Fund
•	BlackRock Large Cap Focus Growth V.I. Fund
•	ClearBridge Variable Aggressive Growth
•	ClearBridge Variable Appreciation
•	ClearBridge Variable Dividend Strategy
•	ClearBridge Variable Mid Cap
•	Eaton Vance VT Floating-Rate Income
•	EQ/AB Dynamic Aggressive Growth
•	EQ/AB Dynamic Growth
•	EQ/AB Dynamic Moderate Growth
•	EQ/AB Small Cap Growth
•	EQ/Aggressive Growth Strategy
•	EQ/All Asset Growth Allocation
•	EQ/American Century Mid Cap Value
•	EQ/American Century Moderate Growth Allocation
•	EQ/AXA Investment Managers Moderate Allocation
•	EQ/Balanced Strategy
•	EQ/BlackRock Basic Value Equity
•	EQ/ClearBridge Large Cap Growth
•	EQ/ClearBridge Select Equity Managed Volatility
•	EQ/Common Stock Index
•	EQ/Conservative Growth Strategy
•	EQ/Conservative Strategy
•	EQ/Core Bond Index
•	EQ/Emerging Markets Equity PLUS
•	EQ/Equity 500 Index
•	EQ/Fidelity Institutional AM® Large Cap
•	EQ/First Trust Moderate Growth Allocation
•	EQ/Franklin Rising Dividends
•	EQ/Franklin Strategic Income
•	EQ/Goldman Sachs Growth Allocation
•	EQ/Goldman Sachs Mid Cap Value
•	EQ/Goldman Sachs Moderate Growth Allocation
•	EQ/Growth Strategy
•	EQ/Intermediate Government Bond
•	EQ/International Core Managed Volatility
•	EQ/International Equity Index
•	EQ/Invesco Comstock
•	EQ/Invesco Global
•	EQ/Invesco Global Real Estate
•	EQ/Invesco International Growth
•	EQ/Invesco Moderate Allocation
•	EQ/Invesco Moderate Growth Allocation
•	EQ/Janus Enterprise
•	EQ/JPMorgan Growth Allocation
•	EQ/JPMorgan Value Opportunities
•	EQ/Large Cap Growth Index
•	EQ/Large Cap Value Index
•	EQ/Large Cap Value Managed Volatility
•	EQ/Lazard Emerging Markets Equity
•	EQ/Legg Mason Growth Allocation
•	EQ/Legg Mason Moderate Allocation
•	EQ/Loomis Sayles Growth
•	EQ/MFS International Growth
•	EQ/MFS International Intrinsic Value
•	EQ/MFS Mid Cap Focused Growth
•	EQ/MFS Technology
•	EQ/MFS Utilities
•	EQ/Mid Cap Index
•	EQ/Mid Cap Value Managed Volatility
•	EQ/Moderate Allocation
•	EQ/Moderate Growth Strategy
•	EQ/Money Market
•	EQ/PIMCO Global Real Return
•	EQ/PIMCO Real Return
•	EQ/PIMCO Total Return
•	EQ/PIMCO Ultra Short Bond
•	EQ/Small Company Index
•	EQ/T. Rowe Price Growth Stock
•	EQ/T. Rowe Price Health Sciences
•	EQ/Wellington Energy
•	Fidelity® VIP Mid Cap
•	Fidelity® VIP Strategic Income
•	First Trust/Dow Jones Dividend & Income Allocation
•	First Trust Multi Income Allocation
•	Franklin Allocation VP
•	Franklin Income VP
•	Invesco V.I. Diversified Dividend
•	Invesco V.I. Equity and Income
•	Invesco V.I. High Yield
•	Invesco V.I. Mid Cap Core Equity
•	Invesco V.I. Small Cap Equity
•	Ivy VIP High Income
•	Lord Abbett Bond Debenture
•	MFS® Investors Trust Series
•	MFS® Massachusetts Investors Growth Stock
•	Multimanager Aggressive Equity
•	Multimanager Technology
•	Neuberger Berman International Equity
•	Neuberger Berman U.S. Equity Index PutWrite Strategy
•	PIMCO CommodityRealReturn® Strategy
•	PIMCO Income
•	ProFund VP Biotechnology
•	Putnam VT Diversified Income
•	QS Legg Mason Dynamic Multi-Strategy VIT
•	Templeton Developing Markets VIP
•	Templeton Global Bond VIP

If you decide to participate in the Special DCA program, any amounts allocated to the program that are designated for future transfers to the Protected Benefit account variable investment options will be included in the Protected Benefit account value. Any amounts allocated to the Special DCA program that are designated for future transfers to the Investment account variable investment options and the guaranteed interest option will be included in your Investment account value. As discussed later in this section, the Special DCA program allows you to gradually allocate amounts to available investment options through periodic transfers. You can allocate to either or both Investment account and Protected Benefit account variable investment options as part of your Special DCA program. See “Allocating your contributions” later in this section.

Variable investment options

Your investment results in any one of the variable investment options will depend on the investment performance of the underlying Portfolios. You can lose your principal when investing in the variable investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields, including for the EQ/Money Market variable investment option. Listed below are the currently available Portfolios, their investment objectives their investment manager(s) and/or sub-adviser(s). We may, at any time, exercise our rights to limit or terminate your contributions, allocations and transfers to any of the variable investment options (including the Protected Benefit account variable investment options) and to limit the number of variable investment options which you may select.

Portfolios of the Trusts

We offer both affiliated and unaffiliated Trusts, which in turn offer one or more Portfolios. Equitable Investment Management Group, LLC (“Equitable IMG”), formerly AXA Equitable Funds Management Group, LLC, a wholly owned subsidiary of the Company, serves as the investment adviser of the Portfolios of EQ Premier VIP Trust and EQ Advisors Trust. For some affiliated Portfolios, Equitable IMG has entered into sub-advisory agreements with one or more other investment advisers (the “sub-advisers”) to carry out investment decisions for the Portfolios. As such, among other responsibilities, Equitable IMG oversees the activities of the sub-advisers with respect to the affiliated Trusts and is responsible for retaining or discontinuing the services of those sub-advisers. The chart below indicates the sub-adviser(s) for each Portfolio, if any. The chart below also shows the currently available Portfolios and their investment objectives.

You should be aware that Equitable Advisors and Equitable Distributors, LLC (“Equitable Distributors”), (together, the “Distributors”) directly or indirectly receive 12b-1 fees from affiliated Portfolios for providing certain distribution and/or shareholder support services. These fees will not exceed 0.25% of the Portfolios’ average daily net assets. The affiliated Portfolios’ sub-advisers and/or their affiliates may also contribute to the cost of expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the sub-advisers’ respective Portfolios. In addition, Equitable IMG receives management fees and administrative fees in connection with the services it provides to the affiliated Portfolios. As such, it is generally more profitable for us to offer affiliated Portfolios than to offer unaffiliated Portfolios.

The Company or the Distributors may directly or indirectly receive 12b-1 fees and additional payments from certain unaffiliated Portfolios, their advisers, sub-advisers, distributors or affiliates, for providing certain administrative, marketing, distribution and/or shareholder support services. These fees and payments range from 0% to 0.60% of the unaffiliated Portfolios’ average daily net assets. The Distributors may also receive payments from the advisers or sub-advisers of the unaffiliated Portfolios or their affiliates for certain distribution services, including expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the advisers’ respective Portfolios.

As a contract owner, you may bear the costs of some or all of these fees and payments through your indirect investment in the Portfolios. (See the Portfolios’ prospectuses for more information.) These fees and payments, as well as the Portfolios’ investment management fees and administrative expenses, will reduce the underlying Portfolios’ investment returns. The Company may profit from these fees and payments. The Company considers the availability of these fees and payment arrangements during the selection process for the underlying Portfolios. These fees and payment arrangements may create an incentive for us to select Portfolios (and classes of shares of Portfolios) that pay us higher amounts.

Some affiliated Portfolios invest in other affiliated Portfolios (the ”EQ Fund of Fund Portfolios”). The EQ Fund of Fund Portfolios offer contract owners a convenient opportunity to invest in other Portfolios that are managed and have been selected for inclusion in the EQ Fund of Fund Portfolios by Equitable IMG. Equitable Advisors, an affiliated broker-dealer of the Company, may promote the benefits of such Portfolios to contract owners and/or suggest that contract owners consider whether allocating some or all of their Total account value to such Portfolios is consistent with their desired investment objectives. In doing so, the Company, and/or its affiliates, may be subject to conflicts of interest insofar as the Company may derive greater revenues from the EQ Fund of Fund Portfolios than certain other Portfolios available to you under your contract. Please see “Allocating your contributions” later in this section for more information about your role in managing your allocations.

As described in more detail in the Portfolio prospectuses, the EQ Managed Volatility Portfolios may utilize a proprietary volatility management strategy developed by Equitable IMG (the “EQ volatility management strategy”) and, in addition, certain EQ Fund of Fund Portfolios may invest in affiliated Portfolios that utilize this strategy. The EQ volatility management strategy employs various volatility management techniques, such as the use of ETFs or futures and options, to reduce the Portfolio’s equity exposure during periods when certain market indicators indicate that market volatility is above specific thresholds set for the Portfolio. When market volatility is increasing above the specific thresholds set for a Portfolio utilizing the EQ volatility management strategy, the adviser of the Portfolio may reduce equity exposure. Although this strategy is intended to reduce the overall risk of investing in the Portfolio, it may not effectively protect the Portfolio from market declines and may increase its losses. Further, during such times, the Portfolio’s exposure to equity securities may be less than that of a traditional equity portfolio. This may limit the Portfolio’s participation in market gains and result in periods of underperformance, including those periods when the specified benchmark index is appreciating, but market volatility is high. It may also impact the value of certain guaranteed benefits, as discussed below.

The EQ Managed Volatility Portfolios that include the EQ volatility management strategy as part of their investment objective and/or principal investment strategy, and the EQ Fund of Fund Portfolios that invest in Portfolios that use the EQ volatility management strategy, are identified below in the chart by a “✓“ under the column entitled “Volatility Management.”

You should be aware that having the GMIB and/or certain other guaranteed benefits limits your ability to invest in some of the variable investment options that would otherwise be available to you under the contract.

See “Allocating your contributions” under “Contract features and benefits” for more information about the investment restrictions under your contract.

Portfolios that utilize the EQ volatility management strategy (or, in the case of certain EQ Fund of Fund Portfolios, invest in other Portfolios that use the EQ volatility management strategy) and investment option restrictions in connection with any guaranteed benefit that include these Portfolios are designed to reduce the overall volatility of your Total account value and provide you with risk-adjusted returns over time. The reduction in volatility helps us manage the risks associated with providing guaranteed benefits during times of high volatility in the equity market.

During rising markets, the EQ volatility management strategy, however, could result in your Total account value rising less than would have been the case had you been invested in a Portfolio that does not utilize the EQ volatility management strategy (or, in the case of the EQ Fund of Fund Portfolios, invest exclusively in other Portfolios that do not use the EQ volatility management strategy). This may effectively suppress the value of guaranteed benefit(s) that are eligible for periodic benefit base resets because your benefit base is available for resets only when your Protected Benefit account value is higher. Conversely, investing in investment options that feature a managed volatility strategy may be helpful in a declining market when high market volatility triggers a reduction in the investment option’s equity exposure because during these periods of high volatility, the risk of losses from investing in equity securities may increase. In these instances, your Total account value may decline less than would have been the case had you not been invested in investment options that feature a volatility management strategy.

Please see the underlying Portfolio prospectuses for more information in general, as well as more information about the EQ volatility management strategy. Please further note that certain other affiliated Portfolios, as well as unaffiliated Portfolios, may utilize volatility management techniques that differ from the EQ volatility management strategy. Affiliated Portfolios that utilize these volatility management techniques are identified below in the chart by a “Δ” under the column entitled “Volatility Management.” Any such unaffiliated Portfolio is not identified under “Volatility Management” below in the chart. Such techniques could also impact your Total account value and guaranteed benefit(s), if any, in the same manner described above. Please see the Portfolio prospectuses for more information about the Portfolios’ objective and strategies.

Asset Transfer Program.  Portfolio allocations in certain of our variable annuity contracts with guaranteed benefits are subject to our Asset Transfer Program (ATP) feature. The ATP helps us manage our financial exposure in connection with providing certain guaranteed benefits, by using predetermined mathematical formulas to move account value between the EQ/Ultra Conservative Strategy Portfolio (an investment option utilized solely by the ATP) and the other Portfolios offered under those contracts. You should be aware that operation of the predetermined mathematical formulas underpinning the ATP has the potential to adversely impact the Portfolios, including their performance, risk profile and expenses. This means that Portfolio investments in contracts with no ATP feature, such as yours, could still be adversely impacted. Particularly during times of high market volatility, if the ATP triggers substantial asset flows into and out of a Portfolio, it could have the following effects on all contract owners invested in that Portfolio:

(a)

By requiring a Portfolio sub-adviser to buy and sell large amounts of securities at inopportune times, a Portfolio’s investment performance and the ability of the sub-adviser to fully implement the Portfolio’s investment strategy could be negatively affected; and

(b)

By generating higher turnover in its securities or other assets than it would have experienced without being impacted by the ATP, a Portfolio could incur higher operating expense ratios and transaction costs than comparable funds. In addition, even Portfolios structured as funds-of-funds that are not available for investment by contract owners who are subject to the ATP could also be impacted by the ATP if those Portfolios invest in underlying funds that are themselves subject to significant asset turnover caused by the ATP. Because the ATP formulas generate unique results for each contract, not all contract owners who are subject to the ATP will be affected by operation of the ATP in the same way. On any particular day on which the ATP is activated, some contract owners may have a portion of their account value transferred to the EQ/Ultra Conservative Strategy Portfolio investment option and others may not. If the ATP causes significant transfers of account value out of one or more Portfolios, any resulting negative effect on the performance of those Portfolios will be experienced to a greater extent by a contract owner (with or without the ATP) invested in those Portfolios whose account value was not subject to the transfers.

EQ Premier VIP Trust Portfolio Name	Share Class	Objective	Investment Adviser (and Sub-Adviser(s), as Applicable)	Volatility Management
EQ/MODERATE ALLOCATION	Class A	Seeks to achieve long-term capital appreciation and current income.	• Equitable Investment Management Group, LLC	✓
EQ Advisors Trust Portfolio Name	Share Class	Objective	Investment Adviser (and Sub-Adviser(s), as Applicable)	Volatility Management
1290 VT DOUBLELINE DYNAMIC ALLOCATION	Class IB	Seeks to achieve total return from long-term capital appreciation and income.	• DoubleLine Capital LP • Equitable Investment Management Group, LLC
1290 VT DOUBLELINE DYNAMIC OPPORTUNISTIC BOND	Class IB	Seeks to maximize current income and total return.	• DoubleLine Capital LP • Equitable Investment Management Group, LLC

EQ Advisors Trust Portfolio Name	Share Class	Objective	Investment Adviser (and Sub-Adviser(s), as Applicable)	Volatility Management
1290 VT EQUITY INCOME	Class IA	Seeks a combination of growth and income to achieve an above-average and consistent total return.	• Barrow, Hanley, Mewhinney & Strauss LCC • Equitable Investment Management Group, LLC
1290 VT GAMCO MERGERS & ACQUISITIONS	Class IA	Seeks to achieve capital appreciation.	• Equitable Investment Management Group, LLC • GAMCO Asset Management, Inc.
1290 VT GAMCO SMALL COMPANY VALUE	Class IA	Seeks to maximize capital appreciation.	• Equitable Investment Management Group, LLC • GAMCO Asset Management, Inc.
1290 VT HIGH YIELD BOND	Class IB	Seeks to maximize current income.	• AXA Investment Managers, Inc. • Equitable Investment Management Group, LLC • Post Advisory Group, LLP
1290 VT LOW VOLATILITY GLOBAL EQUITY	Class IB	Seeks long-term capital appreciation with lower absolute volatility than the broad equity markets.	• Equitable Investment Management Group, LLC
1290 VT MICRO CAP	Class IB	Seeks to achieve long-term growth of capital.	• BlackRock Investment Management, LLC • Equitable Investment Management Group, LLC • Lord, Abbett & Co. LLC
1290 VT MODERATE GROWTH ALLOCATION(†)	Class IB	Seeks the highest total return over time consistent with its asset mix while managing portfolio volatility.	• Equitable Investment Management Group, LLC	Δ
1290 VT NATURAL RESOURCES	Class IB	Seeks to achieve long-term growth of capital.	• AllianceBernstein L.P. • Equitable Investment Management Group, LLC
1290 VT REAL ESTATE	Class IB	Seeks to provide long-term capital appreciation and current income.	• AllianceBernstein L.P. • Equitable Investment Management Group, LLC
1290 VT SMALL CAP VALUE	Class IB	Seeks to achieve long-term growth of capital.	• BlackRock Investment Management, LLC • Equitable Investment Management Group, LLC • Horizon Kinetics Asset Management LLC
1290 VT SMARTBETA EQUITY	Class IB	Seeks to achieve long-term capital appreciation.	• AXA Rosenberg Investment Management, LLC • Equitable Investment Management Group, LLC
EQ/AB DYNAMIC AGGRESSIVE GROWTH(†)	Class IB	Seeks to achieve total reutrn from long-term growth of capital and income, with a greater emphasis on growth of capital.	• AllianceBernstein L.P. • Equitable Investment Management Group, LLC	Δ
EQ/AB DYNAMIC GROWTH(†)	Class IB	Seeks to achieve total return from long-term growth of capital and income, with a greater emphasis on growth of capital.	• AllianceBernstein L.P. • Equitable Investment Management Group, LLC	Δ

EQ Advisors Trust Portfolio Name	Share Class	Objective	Investment Adviser (and Sub-Adviser(s), as Applicable)	Volatility Management
EQ/AB DYNAMIC MODERATE GROWTH(†)	Class IB	Seeks to achieve total return from long-term growth of capital and income.	• AllianceBernstein L.P. • Equitable Investment Management Group, LLC	Δ
EQ/AB SMALL CAP GROWTH	Class IA	Seeks to achieve long-term growth of capital.	• AllianceBernstein L.P. • Equitable Investment Management Group, LLC
EQ/AGGRESSIVE GROWTH STRATEGY(†)	Class IB	Seeks long-term capital appreciation and current income, with a greater emphasis on capital appreciation.	• Equitable Investment Management Group, LLC	✓
EQ/ALL ASSET GROWTH ALLOCATION	Class IA	Seeks long-term capital appreciation and current income.	• Equitable Investment Management Group, LLC
EQ/AMERICAN CENTURY MID CAP VALUE	Class IB	Seeks to achieve long-term capital growth. Income is a secondary objective.	• American Century Investment Management, Inc. • Equitable Investment Management Group, LLC
EQ/AMERICAN CENTURY MODERATE GROWTH ALLOCATION(†)	Class IB	Seeks long-term capital appreciation while managing portfolio volatility.	• American Century Investment Management, Inc. • Equitable Investment Management Group, LLC	Δ
EQ/AXA INVESTMENT MANAGERS MODERATE ALLOCATION(†)	Class IB	Seeks long-term total return while managing portfolio volatility	• AXA Investment Managers, Inc. • Equitable Investment Management Group, LLC	Δ
EQ/BALANCED STRATEGY(†)	Class IB	Seeks long-term capital appreciation and current income.	• Equitable Investment Management Group, LLC	✓
EQ/BLACKROCK BASIC VALUE EQUITY	Class IA	Seeks to achieve capital appreciation and secondarily, income.	• BlackRock Investment Management, LLC • Equitable Investment Management Group, LLC
EQ/CLEARBRIDGE LARGE CAP GROWTH	Class IB	Seeks to achieve long-term capital growth.	• ClearBridge Investments, LLC • Equitable Investment Management Group, LLC
EQ/CLEARBRIDGE SELECT EQUITY MANAGED VOLATILITY	Class IB	Seeks to achieve capital appreciation, which may occasionally be short-term, with an emphasis on risk adjusted returns and managing volatility in the Portfolio.	• BlackRock Investment Management, LLC • ClearBridge Investments, LLC • Equitable Investment Management Group, LLC	✓
EQ/COMMON STOCK INDEX	Class IA	Seeks to achieve a total return before expenses that approximates the total return performance of the Russell 3000® Index, including reinvestment of dividends, at a risk level consistent with that of the Russell 3000® Index.	• AllianceBernstein L.P. • Equitable Investment Management Group, LLC
EQ/CONSERVATIVE GROWTH STRATEGY(†)	Class IB	Seeks current income and growth of capital, with a greater emphasis on current income.	• Equitable Investment Management Group, LLC	✓

EQ Advisors Trust Portfolio Name	Share Class	Objective	Investment Adviser (and Sub-Adviser(s), as Applicable)	Volatility Management
EQ/CONSERVATIVE STRATEGY(†)	Class IB	Seeks a high level of current income.	• Equitable Investment Management Group, LLC	✓
EQ/CORE BOND INDEX	Class IB	Seeks to achieve a total return before expenses that approximates the total return performance of the Bloomberg Barclays U.S. Intermediate Government/Credit Bond Index, including reinvestment of dividends, at a risk level consistent with that of the Bloomberg Barclays U.S. Intermediate Government/Credit Bond Index.	• Equitable Investment Management Group, LLC • SSgA Funds Management, Inc.
EQ/EMERGING MARKETS EQUITY PLUS	Class IB	Seeks to achieve long-term growth of capital.	• AllianceBernstein L.P. • EARNEST Partners, LLC • Equitable Investment Management Group, LLC
EQ/EQUITY 500 INDEX	Class IA	Seeks to achieve a total return before expenses that approximates the total return performance of the Standard & Poor’s 500® Composite Stock Price Index, including reinvestment of dividends, at a risk level consistent with that of the Standard & Poor’s 500® Composite Stock Price Index.	• AllianceBernstein L.P. • Equitable Investment Management Group, LLC
EQ/FIDELITY INSTITUTIONAL AM® LARGE CAP	Class IB	Seeks to achieve long-term capital appreciation.	• Equitable Investment Management Group, LLC • FIAM LLC
EQ/FIRST TRUST MODERATE GROWTH ALLOCATION(†)	Class IB	Seeks long-term total return while managing portfolio volatility.	• Equitable Investment Management Group, LLC • First Trust Advisors L.P.	Δ
EQ/FRANKLIN RISING DIVIDENDS	Class IB	Seeks to achieve long-term capital appreciation. Preservation of capital, while not a goal, is also an important consideration.	• Equitable Investment Management Group, LLC • Franklin Advisers, Inc.
EQ/FRANKLIN STRATEGIC INCOME	Class IB	Seeks a high level of current income. A secondary goal is long-term capital appreciation.	• Equitable Investment Management Group, LLC • Franklin Advisers, Inc.
EQ/GOLDMAN SACHS GROWTH ALLOCATION(†)	Class IB	Seeks to achieve long-term capital appreciation under normal market conditions, while focusing on the preservation of capital in distressed market environments.	• Equitable Investment Management Group, LLC • Goldman Sachs Asset Management, L.P.	Δ
EQ/GOLDMAN SACHS MID CAP VALUE	Class IB	Seeks to achieve long term capital appreciation.	• Equitable Investment Management Group, LLC • Goldman Sachs Asset Management, L.P.
EQ/GOLDMAN SACHS MODERATE GROWTH ALLOCATION(†)	Class IB	Seeks to achieve long term capital appreciation under normal market conditions, while focusing on the preservation of capital in distressed market environments.	• Equitable Investment Management Group, LLC • Goldman Sachs Asset Management, L.P.	Δ

EQ Advisors Trust Portfolio Name	Share Class	Objective	Investment Adviser (and Sub-Adviser(s), as Applicable)	Volatility Management
EQ/GROWTH STRATEGY(†)	Class IB	Seeks long-term capital appreciation and current income, with a greater emphasis on capital appreciation.	• Equitable Investment Management Group, LLC	✓
EQ/INTERMEDIATE GOVERNMENT BOND	Class IB	Seeks to achieve a total return before expenses that approximates the total return performance of the Bloomberg Barclays U.S. Intermediate Government Bond Index, including reinvestment of dividends, at a risk level consistent with that of the Bloomberg Barclays U.S. Intermediate Government Bond Index.	• Equitable Investment Management Group, LLC • SSgA Funds Management, Inc.
EQ/INTERNATIONAL CORE MANAGED VOLATILITY	Class IA	Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.

•  BlackRock Investment Management, LLC

•  EARNEST Partners, LLC

•  Equitable Investment Management Group, LLC

•  Federated Global Investment Management Corp.

•  Massachusetts Financial Services Company d/b/a MFS Investment Management

✓
EQ/INTERNATIONAL EQUITY INDEX	Class IA	Seeks to achieve a total return (before expenses) that approximates the total return performance of a composite index comprised of 40% DJ Euro STOXX 50 Index, 25% FTSE 100 Index, 25% TOPIX Index, and 10% S&P/ASX 200 Index, including reinvestment of dividends, at a risk level consistent with that of the composite index.	• AllianceBernstein L.P. • Equitable Investment Management Group, LLC
EQ/INVESCO COMSTOCK	Class IA	Seeks to achieve capital growth and income.	• Equitable Investment Management Group, LLC • Invesco Advisers, Inc.
EQ/INVESCO GLOBAL	Class IA	Seeks to achieve capital appreciation.	• Equitable Investment Management Group, LLC • Invesco Advisers, Inc.
EQ/INVESCO GLOBAL REAL ESTATE	Class IB	Seeks to achieve total return through growth of capital and current income.	• Equitable Investment Management Group, LLC • Invesco Advisers, Inc. • Invesco Asset Management Ltd.
EQ/INVESCO INTERNATIONAL GROWTH	Class IB	Seeks to achieve long-term growth of income.	• Equitable Investment Management Group, LLC • Invesco Advisers, Inc.

EQ Advisors Trust Portfolio Name	Share Class	Objective	Investment Adviser (and Sub-Adviser(s), as Applicable)	Volatility Management
EQ/INVESCO MODERATE ALLOCATION(†)	Class IB	Seeks long-term capital appreciation while managing portfolio volatility.	• Equitable Investment Management Group, LLC • Invesco Advisers, Inc.	Δ
EQ/INVESCO MODERATE GROWTH ALLOCATION(†)	Class IB	Seeks long-term capital appreciation while managing portfolio volatility.	• Equitable Investment Management Group, LLC • Invesco Advisers, Inc.
EQ/JANUS ENTERPRISE	Class IA	Seeks to achieve capital growth.	• Equitable Investment Management Group, LLC • Janus Capital Management LLC
EQ/JPMORGAN GROWTH ALLOCATION(†)	Class IB	Seeks to achieve long-term capital appreciation with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.	• Equitable Investment Management Group, LLC • J.P. Morgan Investment Management, Inc.	Δ
EQ/JPMORGAN VALUE OPPORTUNITIES	Class IB	Seeks to achieve long-term capital appreciation.	• Equitable Investment Management Group, LLC • J.P. Morgan Investment Management, Inc.
EQ/LARGE CAP GROWTH INDEX	Class IA	Seeks to achieve a total return before expenses that approximates the total return performance of the Russell 1000® Growth Index, including reinvestment of dividends at a risk level consistent with that of the Russell 1000® Growth Index.	• AllianceBernstein L.P. • Equitable Investment Management Group, LLC
EQ/LARGE CAP VALUE INDEX	Class IA	Seeks to achieve a total return before expenses that approximates the total return performance of the Russell 1000® Value Index, including reinvestment of dividends, at a risk level consistent with that of the Russell 1000® Value Index.	• AllianceBernstein L.P. • Equitable Investment Management Group, LLC
EQ/LARGE CAP VALUE MANAGED VOLATILITY	Class IA	Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.	• AllianceBernstein L.P. • BlackRock Investment Management, LLC • Equitable Investment Management Group, LLC • Massachusetts Financial Services Company d/b/a MFS Investment Management	✓
EQ/LAZARD EMERGING MARKETS EQUITY	Class IB	Seeks to achieve long-term capital appreciation.	• Equitable Investment Management Group, LLC • Lazard Asset Management LLC
EQ/LEGG MASON GROWTH ALLOCATION(†)	Class IB	Seeks long-term capital appreciation while managing portfolio volatility.	• Equitable Investment Management Group, LLC • QS Investors, LLC (a wholly-owned subsidiary of Legg Mason Inc.)	Δ

EQ Advisors Trust Portfolio Name	Share Class	Objective	Investment Adviser (and Sub-Adviser(s), as Applicable)	Volatility Management
EQ/LEGG MASON MODERATE ALLOCATION(†)	Class IB	Seeks long-term capital appreciation while managing portfolio volatility.	• Equitable Investment Management Group, LLC • QS Investors, LLC (a wholly-owned subsidiary of Legg Mason Inc.)	Δ
EQ/LOOMIS SAYLES GROWTH	Class IA	Seeks to achieve capital appreciation.	• Equitable Investment Management Group, LLC • Loomis, Sayles & Company, L.P.
EQ/MFS INTERNATIONAL GROWTH	Class IA	Seeks to achieve capital appreciation.	• Equitable Investment Management Group, LLC • Massachusetts Financial Services Company d/b/a MFS Investment Management
EQ/MFS INTERNATIONAL INTRINSIC VALUE	Class IB	Seeks to achieve capital appreciation.	• Equitable Investment Management Group, LLC • Massachusetts Financial Services Company d/b/a MFS Investment Management
EQ/MFS MID CAP FOCUSED GROWTH	Class IB	Seeks to provide growth of capital.	• Equitable Investment Management Group, LLC • Massachusetts Financial Services Company d/b/a MFS Investment Management
EQ/MFS TECHNOLOGY	Class IB	Seeks to achieve capital appreciation.	• Equitable Investment Management Group, LLC • Massachusetts Financial Services Company d/b/a MFS Investment Management
EQ/MFS UTILITIES	Class IB	Seeks to achieve total return.	• Equitable Investment Management Group, LLC • Massachusetts Financial Services Company d/b/a MFS Investment Management
EQ/MID CAP INDEX	Class IA	Seeks to achieve a total return before expenses that approximates the total return performance of the Standard & Poor’s Mid Cap 400® Index, including reinvestment of dividends, at a risk level consistent with that of the Standard & Poor’s Mid Cap 400® Index.	• AllianceBernstein L.P. • Equitable Investment Management Group, LLC

EQ Advisors Trust Portfolio Name	Share Class	Objective	Investment Adviser (and Sub-Adviser(s), as Applicable)	Volatility Management
EQ/MID CAP VALUE MANAGED VOLATILITY	Class IA	Seeks to achieve long-term capital appreciation with an emphasis on risk adjusted returns and managing volatility in the Portfolio.	• BlackRock Investment Management, LLC • Diamond Hill Capital Management, Inc. • Equitable Investment Management Group, LLC • Wellington Management Company, LLP	✓
EQ/MODERATE GROWTH STRATEGY(†)	Class IB	Seeks long-term capital appreciation and current income, with a greater emphasis on current income.	• Equitable Investment Management Group, LLC	✓
EQ/MONEY MARKET(††)	Class IA	Seeks to obtain a high level of current income, preserve its assets and maintain liquidity.	• BNY Mellon Investment Adviser, Inc. • Equitable Investment Management Group, LLC
EQ/PIMCO REAL RETURN	Class IB	Seeks to achieve maximum real return, consistent with preservation of capital and prudent investment management.	• Equitable Investment Management Group, LLC • Pacific Investment Management Company LLC
EQ/PIMCO TOTAL RETURN	Class IB	Seeks to achieve maximum total return, consistent with preservation of capital and prudent investment management.	• Equitable Investment Management Group, LLC • Pacific Investment Management Company LLC
EQ/PIMCO ULTRA SHORT BOND	Class IA	Seeks to generate a return in excess of traditional money market products while maintaining an emphasis on preservation of capital and liquidity.	• Equitable Investment Management Group, LLC • Pacific Investment Management Company LLC
EQ/SMALL COMPANY INDEX	Class IA	Seeks to replicate as closely as possible (before expenses) the total return of the Russell 2000® Index.	• AllianceBernstein L.P. • Equitable Investment Management Group, LLC
EQ/T. ROWE PRICE GROWTH STOCK	Class IA	Seeks to achieve long-term capital appreciation and secondarily, income.	• Equitable Investment Management Group, LLC • T. Rowe Price Associates, Inc.
EQ/T. ROWE PRICE HEALTH SCIENCES	Class IB	Seeks to achieve long-term capital appreciation.	• Equitable Investment Management Group, LLC • T. Rowe Price Associates, Inc.
EQ/WELLINGTON ENERGY	Class IB	Seeks to provide capital growth and appreciation.	• Equitable Investment Management Group, LLC • Wellington Management Company

EQ Advisors Trust Portfolio Name	Share Class	Objective	Investment Adviser (and Sub-Adviser(s), as Applicable)	Volatility Management
MULTIMANAGER AGGRESSIVE EQUITY	Class IB	Seeks to achieve long-term growth of capital.

•  1832 Asset Management U.S. Inc.

•  AllianceBernstein L.P.

•  ClearBridge Investments, LLC

•  Equitable Investment Management Group, LLC

•  T. Rowe Price Associates, Inc.

•  Westfield Capital Management Company, L.P.

•  1832 Asset Management U.S. Inc.

MULTIMANAGER TECHNOLOGY	Class IB	Seeks to achieve long-term growth of capital.	• AllianceBernstein L.P. • Allianz Global Investors U.S. LLC • Equitable Investment Management Group, LLC • Wellington Management Company, LLP

AIM Variable Insurance Funds (Invesco Variable Insurance Funds) – Series II Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
INVESCO V.I. DIVERSIFIED DIVIDEND FUND	The fund’s investment objective is to provide reasonable current income and long-term growth of income and capital.	• Invesco Advisers, Inc.
INVESCO V.I. EQUITY AND INCOME FUND	The fund’s investment objectives are both capital appreciation and current income.	• Invesco Advisers, Inc.
INVESCO V.I. HIGH YIELD FUND	The fund’s investment objective is total return, comprised of current income and capital appreciation.	• Invesco Advisers, Inc.
INVESCO V.I. MID CAP CORE EQUITY FUND	The fund’s investment objective is long-term growth of capital.	• Invesco Advisers, Inc.
INVESCO V.I. SMALL CAP EQUITY FUND	The fund’s investment objective is long-term growth of capital.	• Invesco Advisers, Inc.

American Funds Insurance Series® – Class 4 Shares Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
BOND FUND	The fund’s investment objective is to provide as high a level of current income as is consistent with the preservation of capital.	• Capital Research and Management Company
GLOBAL SMALL CAPITALIZATION FUND	The fund’s investment objective is to provide long-term growth of capital.	• Capital Research and Management Company
NEW WORLD FUND®	The fund’s investment objective is long-term capital appreciation.	• Capital Research and Management Company

BlackRock Variable Series Funds, Inc. – Class III Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
BLACKROCK GLOBAL ALLOCATION V.I. FUND	To seek high total investment return.	• Adviser: BlackRock Advisors, LLC
BLACKROCK LARGE CAP FOCUS GROWTH V.I. FUND	Seeks long-term capital growth.	• Adviser: BlackRock Advisors, LLC

Eaton Vance Variable Trust Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
EATON VANCE VT FLOATING-RATE INCOME FUND	To provide a high level of current income.	• Eaton Vance Management

Fidelity® Variable Insurance Products (VIP) – Service Class 2 Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
FIDELITY® VIP MID CAP PORTFOLIO	Seeks long-term growth of capital.	• Fidelity Management & Research Company (FMR)
FIDELITY® VIP STRATEGIC INCOME PORTFOLIO	Seeks a high level of current income. The fund may also seek capital appreciation.	• Fidelity Management & Research Company (FMR)

First Trust Variable Insurance Trust Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
FIRST TRUST/DOW JONES DIVIDEND & INCOME ALLOCATION PORTFOLIO	Seeks to provide total return by allocating among dividend-paying stocks and investment grade bonds.	• First Trust Advisors, L.P.
FIRST TRUST MULTI INCOME ALLOCATION PORTFOLIO	Maximize current income, with a secondary objective of capital appreciation.	• First Trust Advisors, L.P.

Franklin Templeton Variable Insurance Products Trust – Class 2 Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
FRANKLIN ALLOCATION VIP FUND	Seeks capital appreciation, with income as a secondary goal.	• Franklin Advisers, Inc.
FRANKLIN INCOME VIP FUND	Seeks to maximize income while maintain prospects for capital appreciation.	• Franklin Advisers, Inc.
TEMPLETON DEVELOPING MARKETS VIP FUND	Seeks long-term capital appreciation.	• Templeton Asset Management Ltd.
TEMPLETON GLOBAL BOND VIP FUND	Seeks high current income, consistent with preservation of capital. Capital appreciation is a secondary consideration.	• Franklin Advisers, Inc.
Ivy Variable Insurance Portfolios Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
IVY VIP HIGH INCOME	To seek to provide total return through a combination of high current income and capital appreciation.	• Ivy Investment Management Company (IICO)

Legg Mason Partners Variable Equity Trust – Share Class II Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
CLEARBRIDGE VARIABLE AGGRESSIVE GROWTH PORTFOLIO	Seeks capital appreciation.	• Legg Mason Partners Fund Advisor, LLC (Investment Manager) • Sub-Adviser: ClearBridge Investments, LLC
CLEARBRIDGE VARIABLE APPRECIATION PORTFOLIO	Seeks long-term capital appreciation.	• Legg Mason Partners Fund Advisor, LLC (Investment Manager) • Sub-Adviser: ClearBridge Investments, LLC
CLEARBRIDGE VARIABLE DIVIDEND STRATEGY PORTFOLIO	Seeks dividend income, growth of dividend income and long-term capital appreciation.	• Legg Mason Partners Fund Advisor, LLC (Investment Manager) • Sub-Adviser: ClearBridge Investments, LLC
CLEARBRIDGE VARIABLE MID CAP PORTFOLIO	Seeks long-term growth of capital.	• Legg Mason Partners Fund Advisor, LLC (Investment Manager) • Sub-Adviser: ClearBridge Investments, LLC

Legg Mason Partners Variable Equity Trust – Share Class II Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
QS LEGG MASON DYNAMIC MULTI-STRATEGY VIT PORTFOLIO	The fund seeks the highest total return (that is, a combination of income and long-term capital appreciation) over time consistent with its asset mix. The fund will seek to reduce volatility as a secondary objective.	• Legg Mason Partners Fund Advisor, LLC (Investment Manager) • Sub-Adviser: QS Investors, LLC and Western Asset Management Company

Lord Abbett Series Fund, Inc. – Class VC Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
LORD ABBETT BOND DEBENTURE PORTFOLIO (VC)	The Fund’s investment objective is to seek high current income and the opportunity for capital appreciation to produce a high total return.	• Lord, Abbett & Co. LLC

MFS® Variable Insurance Trusts – Service Class Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
MFS® INVESTORS TRUST SERIES	The fund’s investment objective is to seek capital appreciation.	• Massachusetts Financial Services Company d/b/a MFS Investment Management
MFS® MASSACHUSETTS INVESTORS GROWTH STOCK PORTFOLIO	The fund’s investment objective is to seek capital appreciation.	• Massachusetts Financial Services Company d/b/a MFS Investment Management

Neuberger Berman Advisers Management Trust – S Class Shares Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
NEUBERGER BERMAN INTERNATIONAL EQUITY PORTFOLIO	The fund seeks long-term growth of capital by investing primarily in common stocks of foreign companies.	• Neuberger Berman Investment Advisers LLC
NEUBERGER BERMAN U.S. EQUITY INDEX PUTWRITE STRATEGY PORTFOLIO	The fund seeks long-term growth of capital and income generation.	• Neuberger Berman Investment Advisers LLC

PIMCO Variable Insurance Trust – Advisor Class Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
PIMCO COMMODITYREALRETURN® STRATEGY PORTFOLIO	Seeks maximum real return consistent with prudent investment management.	• Pacific Investment Management Company LLC
PIMCO INCOME PORTFOLIO	Seeks to maximize current income, with long term capital appreciation is a secondary objective.	• Pacific Investment Management Company LLC

ProFunds VP Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
PROFUND VP BIOTECHNOLOGY	Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones U.S. BiotechnologySM Index.	• ProFund Advisors LLC

Putnam Variable Trust – IB Share Class Portfolio Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
PUTNAM VT DIVERSIFIED INCOME FUND	Seeks as high a level of current income as Putnam Investment Management, LLC believes is consistent with preservation of capital.	• Putnam Investment Management, LLC • Sub-Adviser: Putnam Investments Limited
(†)

This variable investment option is also available as a Protected Benefit account variable investment option should you decide to fund your Guaranteed benefits. For more information, please see “What are your investment options under the contract?” earlier in this section.

(††)

The Portfolio operates as a “government money market fund.” The Portfolio will invest at least 99.5% of its total assets in U.S. government securities, cash, and/or repurchase agreements that are fully collateralized by U.S. government securities or cash.

You should consider the investment objectives, risks, and charges and expenses of the Portfolios carefully before investing. The prospectuses for the Trusts contain this and other important information about the Portfolios. The prospectuses should be read carefully before investing. In order to obtain copies of Trust prospectuses that do not accompany this Prospectus, you may call one of our customer service representatives at 1-800-789-7771.

Guaranteed interest option

The guaranteed interest option is part of our general account and pays interest at guaranteed rates. We discuss our general account under “More information” later in this Prospectus. Any amounts allocated to the guaranteed interest option will not be included in your Protected Benefit account value.

We credit interest daily to amounts in the guaranteed interest option. The minimum rate may vary depending on when your contract is issued but it will be shown on the data page for your contract and will never be less than 1.0%. We set current interest rates periodically, based on our sole discretion and according to our procedures that we have in effect at the time. We reserve the right to change these procedures. All interest rates are effective annual rates, but before the deduction of annual administrative charges.

We assign an interest rate to each amount allocated to the guaranteed interest option. This rate is guaranteed for a specified period. Therefore, different interest rates may apply to different amounts in the guaranteed interest option.

Generally, contributions and transfers into and out of the guaranteed interest option are limited. See “Transferring your money among the investment options” later in this Prospectus for restrictions on transfers from the guaranteed interest option.

Account for special dollar cost averaging.  The account for special dollar cost averaging is part of our general account. We pay interest at guaranteed rates in this account for specified time periods. We will credit interest to the amounts that you have in the account for special dollar cost averaging every day. We set the interest rates periodically, based on our discretion and according to the procedures that we have. We reserve the right to change these procedures.

We guarantee to pay our current interest rate that is in effect on the date that your contribution is allocated to this account. Your guaranteed interest rate for the time period you select will be shown in your contract for an initial contribution. The rate will never be less than the lifetime minimum rate for the guaranteed interest option. See “Dollar cost averaging” later in this section for rules and restrictions that apply to the account for special dollar cost averaging.

Allocating your contributions

You may allocate your contributions to the Investment account variable investment options, the guaranteed interest option or the Special DCA program. If you wish to fund one or more of the Guaranteed benefits you elected, you may allocate contributions to the Protected Benefit account variable investment options or the Special DCA program. Also, we limit the number of variable investment options which you may select. In addition, we may at any time exercise our right to limit or terminate transfers into any of the variable investment options.

Only amounts you allocate to the Protected Benefit account variable investment options and amounts in the Special DCA program designated for future transfers to the Protected Benefit account variable investment options will fund your Guaranteed benefits. These amounts will be used to calculate your Guaranteed benefit bases and will become part of your Protected Benefit account value. If you have the GMIB, we only accept contributions to the Protected Benefit account, whether allocated directly or through a Special DCA program, if you are age 55 or older.

General note about examples in this Prospectus:  All examples assume that the contract owner is age eligible to fund the referenced Guaranteed benefits.

For example:

You purchase a Series E contract with an initial contribution of $100,000 and elected the GMIB and the Highest Anniversary Value death benefit. You allocate $60,000 to the Protected Benefit account variable investment options and $40,000 to the Investment account variable investment options. The $60,000 will be included in your Protected Benefit account value and will be used to calculate your GMIB and Highest Anniversary Value benefit bases. $40,000 will be included in your Investment account value.

Allocations must be whole percentages and you may change your allocations at any time. No more than 25% of any contribution to the contract may be allocated to the guaranteed interest option. The total of your allocations into all available investment options must equal 100%. We reserve the right to discontinue, and/or place additional limitations on, contributions and transfers to any of the variable investment options, including the Protected Benefit account variable investment options. We also reserve the right to discontinue acceptance of contributions into the contract. Please see “How you can purchase and contribute to your contract” and the table in Appendix VII for additional information regarding certain limitations on contributions that may apply to your contract.

It is important to note that the contract is between you and the Company. The contract is not an investment advisory account, and the Company is not providing any investment advice or managing the allocations under your contract. In the absence of a specific written arrangement to the contrary, you, as the owner of the contract, have the sole authority to make investment allocations and other decisions under the contract. If your financial professional is with Equitable Advisors, he or she is acting as a broker-dealer registered representative, and is not authorized to act as an investment advisor or to manage the allocations under your contract. If your financial professional is a registered representative with a broker-dealer other than Equitable Advisors, you should speak with him or her regarding any different arrangements that may apply.

We may offer an optional rebalancing program for amounts allocated to your Investment account variable investment options and the guaranteed interest option. For more information, see “Rebalancing among your Investment account variable investment options and guaranteed interest option” in “Transferring your money among investment options” later in this Prospectus.

We do not offer an optional rebalancing program for amounts allocated to your Protected Benefit account variable investment options. You can rebalance your Protected Benefit account value by submitting a one-time request to rebalance. See “Rebalancing among your Protected Benefit account variable investment options” in “Transferring your money among investment options” later in this Prospectus.

Allocation instruction changes.  You may change your instructions for allocations of future contributions.

Transfers.  Once you allocate amounts to the Protected Benefit account variable investment options, such amounts may be transferred among the Protected Benefit account variable investment options, but may not be transferred to the Investment account variable investment options or the guaranteed interest option. In addition, we may at any time exercise our right to limit or terminate transfers into any of the variable investment options. See “Transferring your account value” in “Transferring your money among investment options.”

Dollar cost averaging

We offer a variety of dollar cost averaging programs. You may only participate in one program at a time. Each program allows you to gradually allocate amounts to available investment options by periodically transferring approximately the same dollar amount to the investment options you select. Regular allocations to the variable investment options will cause you to purchase more units if the unit value is low and fewer units if the unit value is high. Therefore, you may get a lower average cost per unit over the long term.

All amounts in a dollar cost averaging program will be transferred at the completion of the time period you select. Currently, our Special DCA program time periods do not extend beyond 12 months. This plan of investing does not guarantee that you will earn a profit or be protected against losses.

Units measure your value in each variable investment option.

We offer the following dollar cost averaging programs in the Retirement Cornerstone® Series E contract:

•	Special dollar cost averaging;

•	General dollar cost averaging; and

•	Investment simplifier.

The only dollar cost averaging program that is available to fund your Guaranteed benefits is the special dollar cost averaging (the “Special DCA program”). The Special DCA program allows you to gradually fund your Protected Benefit account value through systematic transfers to the Protected Benefit account variable investment options. Amounts allocated to the Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options are included in the benefit bases for your

Guaranteed benefits. Also, you may make systematic transfers to the Investment account variable investment options and the guaranteed interest option. Only new contributions may be allocated to the Special DCA program. For information on how the Special DCA program may affect certain Guaranteed benefits, see “Guaranteed minimum income benefit” and “Guaranteed minimum death benefits” later in this section.

General dollar cost averaging and Investment simplifier, on the other hand, can only be used for systematic transfers to your Investment account variable investment options. Our Investment simplifier program is available for scheduled transfers from the guaranteed interest option to the Investment account variable investment options. Our General dollar cost averaging program is available for scheduled transfers from the EQ/Money Market variable investment option to the Investment account variable investment options. Below, we provide detail regarding each of the programs.

Generally, you may not elect both a dollar cost averaging program and a rebalancing option. The only exception is if you elect our Investment simplifier program with Option I under our rebalancing programs, which does not rebalance amounts in the guaranteed interest option. For more information on our rebalancing programs, see “Rebalancing among your Investment account variable investment options and guaranteed interest option” in “Transferring your money among investment options.”

We do not deduct a transfer charge for any transfer made in connection with our dollar cost averaging programs. We may, at any time, exercise our right to terminate transfers to any of the variable investment options and to limit the number of variable investment options which you may elect. Not all dollar cost averaging programs are available in all states. For a state-by-state description of all material variations of this contract, including information on the availability of our dollar cost averaging programs in your state, see Appendix V later in this Prospectus.

Our Special DCA program.  Under the special dollar cost averaging program, you may dollar cost average from the account for special dollar cost averaging, which is part of the general account. We credit daily interest, which will never be less than the guaranteed lifetime minimum rate for the guaranteed interest option to amounts allocated to this account. We guarantee to pay the current interest rate that is in effect on the date that your contribution is allocated to this account. That interest rate will apply to that contribution as long as it remains in the account for special dollar cost averaging. The guaranteed interest rate for the time period that you select will be shown in your contract for your initial contribution. We set the interest rates periodically, based on our discretion and according to procedures that we have. We reserve the right to change these procedures.

We will transfer amounts from the account for special dollar cost averaging into the investment options you designate over an available time period that you select. However, if you have the GMIB, we will only transfer amounts to the Protected Benefit account if you are age 55 or older. If the special dollar cost averaging program is selected at the time of the application to purchase the contract, a 60 day rate lock will apply from the date of application. Any contribution(s) received during this 60 day period will be credited with the interest rate offered on the date of application for the duration of the special dollar cost averaging time period. Any contribution(s) received after the 60 day rate lock period has ended will be credited with the then current interest rate for the duration of the time period selected. Once the time period you selected has ended, you may select another time period for future contributions. At that time, you may also select a different allocation for transfers to the investment options, or, if you wish, we will continue to use the allocation that you previously made.

Under the Special DCA program, the following applies:

•	Initial contributions to the Special DCA program must be at least $2,000; subsequent contributions to an existing Special DCA program must be at least $250;

•	Subsequent contributions to an existing program do not extend the time period of the program;

•	Contributions into the Special DCA program must be new contributions; you may not make transfers from amounts allocated to other investment options to initiate the Special DCA program;

•	We offer time periods of 3, 6 or 12 months. We may also offer other time periods. You may only have one time period in effect at any time and once you select a time period, you may not change it;

•

You can enroll in a Special DCA program on your contract application or at any time you make a new contribution. A program will become effective on the date we receive your first contribution directing us to allocate funds to the account for special dollar cost averaging. The date we receive your initial contribution will also be the date of the first transfer to the other variable investment options in accordance with your allocation instructions for the program. Each subsequent transfer date for the time period selected will be one month from the date of the previous transfer. If a transfer date falls on a non-business day, the transfer will be made on the next business day. We will transfer all amounts by the end of the chosen time period for your program.

For example, assume you enroll in a 3-month Special DCA program. On the date we receive your initial contribution (say, $60,000) to the program, your program becomes effective and the first transfer of $20,000 is made immediately in accordance with your program’s allocation instructions. The second transfer of $20,000 will be made one month after your first contribution and the third and final transfer of $20,000 will be made two months after your first contribution;

•

The only transfers that will be made from your program are your regularly scheduled transfers to the variable investment options. If you request to transfer any other amounts from your program, we will transfer all of the value that you have remaining in the account to the investment options according to the allocation percentages for the Special DCA program that we have on file for you, and your program will terminate;

•

Contributions to the Special DCA program may be designated for the Protected Benefit account variable investment options, the Investment account variable investment options and/or the guaranteed interest option, subject to the following:

—

If you want to take advantage of the Special DCA program, 100% of your contribution must be allocated to the account for special dollar cost averaging. In other words, your contribution cannot be split between the Special DCA program and any other investment options available under the contract.

—

Up to 25% of your Special DCA program may be designated for the guaranteed interest option, even if such a transfer would result in more than 25% of your Total account value being allocated to the guaranteed interest option. See “Transferring your account value” in “Transferring your money among investment options” later in this Prospectus;

•

Your instructions for the program must match your allocation instructions on file on the day the program is established. If you change your allocation instructions on file while the Special DCA program is in effect, the ratio of amounts allocated to the Protected Benefit account to amounts allocated to the Investment account will not change. However, amounts will be allocated within each account according to your new instructions;

•

Your Guaranteed benefit base(s) will be increased to reflect any contribution to the Special DCA program that you have instructed us to transfer to the Protected Benefit account variable investment options. However, if you have the GMIB, we will only transfer amounts to the Protected Benefit account if you are age 55 or older. The Annual Roll-up rate (or Deferral Roll-up rate, if applicable), which may be the same as the Annual Roll-up rate in effect on your contract will apply immediately to any contribution that is designated to be transferred to the Protected Benefit account variable investment options.

•

If we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions and transfers into the Protected Benefit account variable investment options, and your Special DCA program has transfers scheduled to the Protected Benefit account variable investment options, the program will continue for its duration. However, subsequent contributions to any Protected Benefit account variable investment options under the Special DCA program will not be permitted;

•

Except for withdrawals made under our Automatic RMD withdrawal service or our other automated withdrawal programs (systematic withdrawals and substantially equal withdrawals), or for the assessment of contract charges, any unscheduled partial withdrawal from your Special DCA program will terminate your Special DCA program. Any amounts remaining in the account after the program terminates will be transferred to the destination investment options according to your Special DCA program allocation instructions. Any withdrawal which results in a reduction in the Special DCA program amount previously included in your Guaranteed benefit bases will reduce the Guaranteed benefit bases as described later in this Prospectus. See “How withdrawals affect your Guaranteed benefits” later in this section;

•

Generally, you may not elect both a dollar cost averaging program and a rebalancing option. The only exception is if you elect our Investment simplifier program with Option I under our rebalancing programs, which does not rebalance amounts in the guaranteed interest option. See “Rebalancing among your Investment account variable investment options and guaranteed interest option” in “Transferring your money among investment options” later in this Prospectus to learn more about rebalancing;

•

All of the dollar cost averaging programs available under your Retirement Cornerstone® Series E contracts can be selected if you enrolled in our Systematic transfer program. However, no amounts will be transferred out of the Special DCA program as part of the Systematic transfer program;

•	The Special DCA program may not be in effect at the same time as a general dollar cost averaging program;

•	The only dollar cost averaging program available to fund your Guaranteed benefits is the Special DCA program;

•

You may cancel your participation at any time. If you terminate your Special DCA program, we will allocate any remaining amounts in your Special DCA program pursuant to your program allocations on file;

•

If you are dollar cost averaging into the Protected Benefit account variable investment options when you decide to drop all Guaranteed benefits (“post-funding drop”), we will default future transfers designated for the Protected Benefit account variable investment options to the corresponding Investment account variable investment options that invest in the same underlying Portfolios. Also, you can cancel your Special DCA program and accelerate all transfers to the corresponding Investment account variable investment options. See “Dropping or changing your Guaranteed benefits” later in this section and Appendix I for more information; and

•

We may offer these programs in the future with transfers on a different basis. Your financial professional can provide information in the time periods and interest rates currently available in your state, or you may contact our processing office.

General dollar cost averaging program

If your value in the EQ/Money Market variable investment option is at least $5,000, you may choose, at any time, to have a specified dollar amount or percentage of your value transferred from that option to any of the Investment account variable investment options. For a state-by-state description of all material variations of this contract, including information on the availability of our general dollar cost averaging program, see Appendix V later in this Prospectus.

You can select to have transfers made on a monthly, quarterly or annual basis. The transfer date will be the same calendar day of the month as the contract date, but not later than the 28th day of the month. You can also specify the number of transfers or instruct us to continue making the transfers until all amounts in the EQ/Money Market variable investment option have been transferred out. The minimum amount that we will transfer each time is $250. The instructions for the program may differ from your allocation instructions on file.

If, on any transfer date, your value in the EQ/Money Market variable investment option is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred. The general dollar cost averaging program will then end. You may change the transfer amount once each contract year or cancel this program at any time.

You may not participate in our optional rebalancing programs if you elect the general dollar cost averaging program.

Investment simplifier

Fixed-dollar option.  Under this option, you may elect to have a fixed-dollar amount transferred out of the guaranteed interest option and into the Investment account variable investment options of your choice. Transfers may be made on a monthly, quarterly or annual basis. You can specify the number of transfers or instruct us to continue to make transfers until all available amounts in the guaranteed interest option have been transferred out.

In order to elect the fixed-dollar option, you must have a minimum of $5,000 in the guaranteed interest option on the date we receive your election form at our processing office. The transfer date will be the same calendar day of the month as the contract date but not later than the 28th day of the month. The minimum transfer amount is $50. Also, this option is subject to the guaranteed interest option transfer limitations described under “Transferring your account value” in “Transferring your money among investment options” later in this Prospectus. While the program is running, any transfer that exceeds those limitations will cause the program to end for that contract year. You will be notified if this occurs. You must send in a request form to resume the program in the next or subsequent contract years.

If, on any transfer date, your value in the guaranteed interest option is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred, provided the transfer complies with the same guaranteed interest option transfer limitations referenced above. If the transfer does not comply with the transfer limitations, the transfer will not be made and the program will end. You may change the transfer amount once each contract year or cancel this program at any time.

Interest sweep option.  Under this option, you may elect to have monthly transfers from amounts in the guaranteed interest option into the Investment account variable investment options of your choice. The transfer date will be the last business day of the month. The amount we will transfer will be the interest credited to amounts you have in the guaranteed interest option from the last business day of the prior month to the last business day of the current month. You must have at least $7,500 in the guaranteed interest option on the date we receive your election. If the amount in the guaranteed interest option falls below $7,500 at the beginning of the month, no transfer will be made that month. We will automatically cancel the interest sweep program if the amount in the guaranteed interest option is less than $7,500 on the last day of the month for two months in a row. For the interest sweep option, the first monthly transfer will occur on the last business day of the month following the month that we receive your election form at our processing office. Transfers under the Interest sweep option are subject to the guaranteed interest option transfer limitations described under “Transferring your account value” in “Transferring your money among investment options” later in this Prospectus.

Annuity purchase factors

Annuity purchase factors are the factors applied to determine your periodic payments under the GMIB and base contract annuity payout options. The GMIB and the applicable GMIB annuity purchase factors are discussed under ‘‘Guaranteed minimum income benefit (‘‘GMIB’’)’’ below. GMIB annuity purchase factors are based on the owner’s (and any younger joint owner’s) age, frequency of payment, are the same regardless of gender, and are generally more conservative than the base contract annuity purchase factors. Base contract annuity payout options are discussed under ‘‘Your annuity payout options’’ in ‘‘Accessing your money’’ later in this Prospectus. Base contract annuity purchase factors are based on interest rates, mortality tables, frequency of payments, the form of annuity benefit, and the owner’s (and any joint owner’s) age and sex in certain instances. We may provide more favorable current annuity purchase factors for the annuity payout options than those specified in your contract.

Guaranteed minimum income benefit

This section describes the Guaranteed minimum income benefit, or “GMIB”. The GMIB is automatically added to your contract at issue, unless you specifically indicate on your application that you do not wish to elect it.

The GMIB guarantees, subject to certain restrictions, annual lifetime payments (“Lifetime GMIB payments”) that are calculated by applying your GMIB benefit base to the guaranteed GMIB annuity purchase factors specified in Appendix X. You choose whether you want the option to be paid on a single or joint life basis at the time the GMIB is exercised.

Important note for owners age 54 or younger: Funding of the GMIB is only permitted starting at age 55. If you are between the ages of 48 and 54 at the time your contract is issued, the Initial Roll-up rates (described below) will only apply after you attain age 55 for the amount of time then remaining in your first seven contract years. If you are age 47 or younger at the time your contract is issued, the Initial Roll-up rates will never apply to your contract. Instead, the Renewal rates (described below) will apply for the duration of your contract.

Lifetime GMIB payments will begin at the earliest of:

(i)	the next contract year following the date your Protected Benefit account value falls to zero (provided the no-lapse guarantee is in effect);

(ii)	the contract date anniversary following your 95th birthday; or

(iii)	your election to exercise the GMIB.

We reserve the right to change the annuity option or make other forms of payout options available at any time. For a description of payout options, see “Your annuity payout options” in “Accessing your money” later in this Prospectus.

When you exercise the GMIB, the annual lifetime income that you will receive will be the greater of (i) your GMIB which is calculated by applying your GMIB benefit base to GMIB guaranteed annuity purchase factors, or (ii) the income provided by applying your Protected Benefit account value to our then current annuity purchase factors specified in Appendix X, or base contract guaranteed annuity purchase factors. The GMIB benefit base is applied only to the guaranteed annuity purchase factors under the GMIB in your contract and not to any other guaranteed or current annuity purchase rates. Your Total account value is never applied to the guaranteed GMIB annuity purchase factors. The amount of income you actually receive will be determined when we receive your request to exercise the benefit.

If there is no Investment account value remaining when you elect to exercise the GMIB, your contract (including its death benefit and any account or cash values) will terminate and you will receive a new contract for the annuity payout option. For a discussion of when your payments will begin and end, see “Exercise of Guaranteed minimum income benefit” below.

Since the GMIB, is automatically added to your contract at issue unless you specifically indicate on your application that you do not wish to elect it, you should consider the fact that it provides a form of insurance and is based on conservative actuarial factors. Therefore, even if your Protected Benefit account value is less than your benefit base, you may generate more income by applying your Protected Benefit account value to our current annuity purchase factors. We will make this comparison for you upon request.

Surrendering your contract will terminate your GMIB. Please see “Surrendering your contract to receive its cash value” in “Accessing your money” later in this Prospectus.

The GMIB also allows you to take certain withdrawals (your “Annual withdrawal amount”) prior to the beginning of your Lifetime GMIB payments without reducing your GMIB benefit base. Your Annual withdrawal amount for the next contract year is calculated each contract date anniversary by applying a percentage (“the Annual Roll-up rate”) to your GMIB benefit base on that date. Lifetime GMIB payments and your Annual withdrawal amount are described later in this section. With respect to your GMIB, it is important to note the following:

•

Once a withdrawal is taken from your Protected Benefit account, you cannot make additional contributions to your Protected Benefit account, either directly or through the Special DCA program. You can, however, continue to make transfers from your Investment account to the Protected Benefit account variable investment options until such time you make a subsequent contribution to your Investment account at which point transfers into the Protected Benefit account will no longer be available. Scheduled transfers from an existing Special DCA program will continue, even after such subsequent contribution is made to the Investment account.

•

Withdrawals in excess of your Annual withdrawal amount (an “Excess withdrawal”) can greatly reduce the value of your GMIB. An Excess withdrawal that reduces your Protected Benefit account value to zero will cause your GMIB to terminate.

In order to fund your Guaranteed minimum income benefit, you must make contributions or transfers to the Protected Benefit account. The GMIB can only be funded starting at age 55.

The GMIB can be elected by owners age 20 – 80 and with all contract types. If the contract is jointly owned, the GMIB can only be elected and funded if both owners are ages 55 through 80. The GMIB, which is automatically added to your contract at issue unless you specifically indicate on your application that you do not wish to elect it, cannot be added to your contract at a later date.

You can drop your GMIB at any time prior to funding your Protected Benefit account. If you fund your Protected Benefit account at issue, which is only permitted if you are at least age 55, you can drop your GMIB if your contract has been in force for at least four contract years. If you fund your Protected Benefit account after issue, you cannot drop the GMIB until the later of (i) the contract date anniversary following the date the Protected Benefit account is funded and (ii) four years from contract issue.

It is important to note that if you decide to drop your GMIB, either before or after funding your Protected Benefit account,

your Guaranteed minimum death benefit may be affected. Please see “Dropping or changing your Guaranteed benefits” later in this section and Appendix I for more information.

When you purchase a contract with the GMIB, you can combine it with one of our Guaranteed minimum death benefits: (i) the Return of Principal death benefit or (ii) the Highest Anniversary Value death benefit. The GMIB cannot be combined with the RMD Wealth Guard death benefit.

There is an additional charge for the GMIB which is described under “Guaranteed minimum income benefit charge” in “Charges and expenses” later in this Prospectus.

If you elected the GMIB and change ownership of the contract, this benefit will automatically terminate, except under certain circumstances. See “Transfers of ownership, collateral assignments, loans and borrowing” in “More information,” later in this Prospectus.

The Guaranteed minimum income benefit should be regarded as a safety net only.

GMIB benefit base

Your GMIB has a benefit base that determines your Annual withdrawal amount and your Lifetime GMIB payments. We apply a Roll-up rate to your GMIB benefit base. At contract issue, an initial Annual Roll-up rate and Deferral Roll-up rate, will apply during your first seven contract years. See “Annual Roll-up rate”, “Deferral Roll-up rate”, “Initial Roll-up rates” and “Renewal rates” later in this section for more information. Please note that the initial Annual Roll-up rate and initial Deferral Roll-up rate may be the same.

The initial Annual Roll-up rate and Deferral Roll-up that apply during your first seven contract years are specified in the Rate Sheet Supplements.

Your GMIB benefit base is not an account value or cash value. The GMIB benefit base is used to calculate your Lifetime GMIB payments, your Annual withdrawal amount and the charge for the benefit. Your GMIB benefit base is equal to:

•	Your initial contribution and any subsequent contributions to the Protected Benefit account variable investment options, either directly or through the Special DCA program; plus

•	Any amounts in the Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options; plus

•	Any transfers to the Protected Benefit account variable investment options; less

•	A deduction on a pro rata basis that reflects any “Excess withdrawal” amounts, including any RMD payments not taken through our Automatic RMD service that result in Excess withdrawals; plus

•

During the GMIB Roll-up period, the “Deferral Roll-up amount” (if applicable) OR, beginning in the year in which you take your first withdrawal, any “Annual Roll-up amount”, reduced by the dollar amount of any withdrawals up to the Annual withdrawal amount.

After the end of the GMIB Roll-up period, the dollar amount of any withdrawals up to the Annual withdrawal amount will not reduce your GMIB benefit base. A withdrawal from your Protected Benefit account that exceeds the Annual withdrawal amount, including RMD withdrawals, is an Excess withdrawal. (Special rules apply to RMDs, however, if you enroll in our Automatic RMD service. See “RMDs for contracts with GMIB” in “Accessing your money”.) An Excess withdrawal will reduce your GMIB benefit base on a pro rata basis.

Either the Deferral Roll-up amount or the Annual Roll-up amount is credited to the GMIB benefit base on each contract date anniversary during the GMIB Roll-up period. These amounts are calculated by taking into account your GMIB benefit base from the preceding contract date anniversary, the applicable Roll-up rate under your contract, contributions and transfers to the Protected Benefit account during the contract year and for the Annual Roll-up amount, any withdrawals up to the Annual withdrawal amount during the contract year. Withdrawals from your Protected Benefit account up to the Annual withdrawal amount reduce your Annual Roll-up amount on a dollar-for-dollar basis. A withdrawal from your Protected Benefit account in excess of the Annual withdrawal amount is an Excess withdrawal. An Excess withdrawal will reduce your GMIB benefit base on a pro rata basis. Special rules apply if you are required to take RMD withdrawals and enroll in our Automatic RMD service. The calculation of both the Deferral Roll-up amount and the Annual Roll-up amount are discussed later in this section.

Beginning in the contract year in which you fund your Protected Benefit account until the end of the GMIB Roll-up period, if your Lifetime GMIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your GMIB benefit base. However, those same withdrawals will reduce on a dollar-for-dollar basis the Annual Roll-up amount that would otherwise be applied to the GMIB benefit base at the end of the contract year. Remember that the Roll-up amount applicable under your contract does not become part of your GMIB benefit base until the end of the contract year. The portion of any withdrawal in excess of your Annual withdrawal amount will reduce your GMIB benefit base on a pro rata basis. See “Annual withdrawal amount” later in this section. If you are required to take RMD distributions and elect our Automatic RMD service, any Lifetime RMD payment we make to you up to the greater of your Lifetime RMD payment or Annual withdrawal amount each year will count towards your Annual withdrawal amount but (a) during the GMIB Roll-up period, will not offset the Annual Roll-up amount by more than the Annual withdrawal amount and (b) after the GMIB Roll-up period ends, will not reduce your GMIB benefit base. If you do not enroll in our Automatic RMD service and you take withdrawals in order to satisfy your RMD obligations, the amount by which your total withdrawals exceed your Annual withdrawal amount will be treated as an Excess withdrawal that reduces your GMIB benefit base on a pro rata basis. See “RMDs for contracts with GMIB” in the “Accessing your money” section of this Prospectus.

After the GMIB Roll-up period end date, any withdrawals you take up to the Annual withdrawal amount each year will not reduce your benefit base. Any withdrawals you take in excess of the Annual withdrawal amount will reduce your benefit base on a pro rata basis. Special rules apply if you are required to take RMD withdrawals and enroll in our Automatic RMD service. Unless you decline or elect a different annual reset option, you will be enrolled in the automatic annual reset program and your GMIB benefit base will automatically “reset” to equal the Protected Benefit account value, if higher, on every contract date anniversary from your contract date, up to the contract maturity date. See “Annual reset options” later in this section.

Only amounts you allocate to the Protected Benefit account variable investment options and amounts in the Special DCA program designated for the Protected Benefit account variable investment options will fund your GMIB. These amounts will be included in your GMIB benefit base and will become part of your Protected Benefit account value. See “Allocating your contributions” earlier in this section for more information.

For example:

You purchase a Retirement Cornerstone® — Series E contract at age 55 with an initial contribution of $100,000 and allocate $60,000 to the Protected Benefit account variable investment options and $40,000 to the Investment account variable investment options. Your initial GMIB benefit base will be $60,000.

You can fund your GMIB benefit by allocating money to the Protected Benefit account variable investment options (either directly or through the special DCA program) immediately or at some later date. Allocations to the Protected Benefit account variable investment options also fund your Guaranteed minimum death benefit.

Annual Roll-up rate

The Annual Roll-up rate is used to calculate your Annual withdrawal amount. It is also used to calculate amounts credited to your GMIB benefit base for the contract year in which the first withdrawal is made from your Protected Benefit account and all subsequent contract years. The Deferral Roll-up rate is used to calculate amounts credited to your GMIB benefit base in the contract years prior to the first withdrawal from your Protected Benefit account. The Deferral Roll-up rate is described below. Please note that the Annual Roll-up rate and the Deferral Roll-up rate may be the same.

The initial Annual Roll-up rate is the Annual Roll-up rate that applies during the first seven years of your contract. The initial Annual Roll-up rate is specified in the Rate Sheet Supplement and will not be less than the guaranteed Roll-up floor. Thereafter, the renewal Annual Roll-up rate applies. The renewal Annual Roll-up rate is variable and is tied to the Ten-Year Treasuries Formula Rate described below, but the minimum rate will be the greater of the guaranteed Roll-up floor and the Ten-Year Treasuries Formula Rate, (which is the same calculation used for the minimum renewal Deferral Roll-up rate) but never greater than 8%. The renewal Annual Roll-up rate will be set at our discretion, subject to the above stated minimum. We reserve the right, however, to declare a renewal Annual Roll-up rate that is greater than 8%.

•

Ten-Year Treasuries Formula Rate.  For each calendar quarter, this rate is the average of the rates for the ten-year U.S. Treasury notes on each day for which such rates are reported during the 20 calendar days ending on the 15th day of the last month of the preceding calendar quarter, plus 2.00%, rounded to the nearest 0.10%. U.S. Treasury rates will be determined from the Federal Reserve Board Constant Maturity Series or such comparable rates as may be published by the Federal Reserve Board or generally available reporting services if the Federal Reserve Board Constant Maturity Series is discontinued.

The “Ten-Year Treasuries Formula Rate” used with the renewal Annual Roll-up rate is identical to the “Deferral Ten-Year Treasuries Formula Rate” used with the renewal Deferral Roll-up rate.

Deferral Roll-up rate

The Deferral Roll-up rate is only used to calculate amounts credited to your GMIB benefit base through the end of the contract year that precedes the contract year in which the first withdrawal is made from your Protected Benefit account. The Deferral Roll-up rate is never used to calculate your Annual withdrawal amount under the GMIB. Please note that the Deferral Roll-up rate and the Annual Roll-up rate may be the same.

Beginning with the first contract year in which you fund your Protected Benefit account, the Roll-up amount credited to your GMIB benefit base at the end of the contract year (the “Deferral Roll-up amount”) will be calculated using the Deferral Roll-up rate. Once you take a withdrawal from your Protected Benefit account, the Deferral Roll-up amount will not be credited at the end of the contract year in which the withdrawal was taken and the Deferral Roll-up rate will no longer apply to your contract. Instead, the Annual Roll-up amount will be credited.

The Deferral Roll-up rate, if higher than the Annual Roll-up rate, may provide an incentive to defer taking your first withdrawal from your Protected Benefit account. If the Deferral Roll-up rate and the Annual Roll-up rate are the same, this incentive for deferring withdrawals is not applicable.

The initial Deferral Roll-up rate is the Deferral Roll-up rate that applies during the first seven years of your contract. The initial Deferral Roll-up rate is specified in the Rate Sheet Supplement and will not be less than the guaranteed Roll-up floor. Thereafter, the renewal Deferral Roll-up rate applies. The renewal Deferral Roll-up rate is variable and is tied to the Deferral Ten-Year Treasuries Formula Rate described below. The minimum renewal Deferral Roll-up rate will be the greater of the guaranteed Roll-up floor and the Ten-Year Treasuries Formula Rate (which is the same calculation used for the minimum renewal Annual Roll-up rate), but never greater than 8%. The renewal Deferral Roll-up rate will be set at our discretion, subject to the above stated minimum. We reserve the right, however, to declare a renewal Deferral Roll-up rate that is greater than 8%.

•

Deferral Ten-Year Treasuries Formula Rate.  For each calendar quarter, this rate is the average of the rates for the ten-year U.S. Treasury notes on each day for which such rates are reported during the 20 calendar days ending on the 15th day of the last month of the preceding calendar quarter, plus 2.00%, rounded to the nearest 0.10%. U.S. Treasury rates will be determined from the Federal Reserve Board Constant Maturity Series or such comparable rates as may be published by the Federal Reserve Board or generally available reporting services if the Federal Reserve Board Constant Maturity Series is discontinued.

As described above, both the renewal Annual Roll-up rate and renewal Deferral Roll-up rate will never be less than the guaranteed Roll-up floor or greater than 8% and both use the exact same Ten-Year Treasuries Formula Rate. Therefore, absent the Company using its discretion to set higher rates than the required minimum rates, the renewal Annual Roll-up rate and renewal Deferral Roll-up rate will be the same. You should not rely on the Company using its discretion to set a renewal Deferral Roll-up rate or a renewal Annual Roll-up rate higher than the minimum guaranteed rate.

It is important to note that on each contract date anniversary, we will apply either the Annual Roll-up rate or the Deferral Roll-up rate to your GMIB benefit base based on whether you have ever taken a withdrawal from the Protected Benefit account. In statements we provide you, we will show you the Roll-up amounts under both rate scenarios. Once you take a withdrawal from your Protected Benefit account, the Deferral Roll-up rate will no longer be shown on your statements.

Initial Roll-up rates.  At contract issue, an initial Annual Roll-up and Deferral Roll-up rate will apply during your first seven contract years, as specified in the respective Rate Sheet Supplements. Absent the Company using its discretion to set higher rates than the required minimum rates, the initial Annual Roll-up rate and initial Deferral Roll-up rate will be the same. The initial Roll-up rate is the Roll-up rate in effect at the time your contract is issued (subject to the Rate lock-in period rules described below). After your first seven contract years, the renewal Roll-up rate will never be less than the guaranteed Roll-up floor or, if greater, the Ten-Year Treasuries Formula Rate, and never greater than 8%.

The initial Annual Roll-up rate and Deferral Roll-up that apply during your first seven contract years are specified in the respective Rate Sheet Supplements.

Once a contract is issued with the Initial Roll-up rates that are in effect, those rates will be applicable for the first seven contract years. Any transfers or contributions to the Protected Benefit account variable investment options, either directly or through the Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options during the first seven contract years will get the initial Roll-up rates described above. The initial Roll-up rates are no longer applicable starting in the eighth year of your contract, regardless of when you fund the Protected Benefit account. See “Renewal rates” below for the Roll-up rates that apply once the Initial Roll-up rates expire.

As noted earlier in this section, funding of the GMIB is only permitted starting at age 55. If you purchase your contract at a younger age, the Initial Roll-up rates may not apply to you (i) for the full seven years in which they are in effect or (ii) at all, as illustrated in the following chart:

Age at time of contract purchase	Contract years for which the Initial Roll-up rates will apply*
55 or older	Full first 7 contract years
54	Portion of 1st contract year plus contract years 2-7
53	Portion of 2nd contract year plus contract years 3-7
52	Portion of 3rd contract year plus contract years 4-7
51	Portion of 4th contract year plus contract years 5-7
50	Portion of 5th contract year plus contract years 6-7
49	Portion of 6th contract year plus contract year 7
48	Portion of 7th contract year
47 or younger	Never
*

For contract owners age 54 or younger at time of contract purchase, your birthday will determine the size of the portion of the contract year during which the Initial Roll-up rates apply. For example, if you signed your contract at age 51 on March 1 and your birthdate is April 1, the Initial Roll-up rates will apply for eleven months of your fourth contract year, starting on April 1 of that year.

Rate lock-in period.  If your contract is issued within the Rate lock-in period (generally 75 days from the date you sign your application), your Initial Roll-up rates will not decrease, even if a new Rate Sheet Supplement with a lower rate becomes effective before your contract is issued. However, if your contract is issued during the Rate lock-in period but after the rate effective date of a subsequent Rate Sheet Supplement that remains effective through your contract issue date, you will get the benefit of any rate increase. Specifically, during the Rate lock-in period:

•

If a subsequent Rate Sheet Supplement becomes effective with a lower initial Annual Roll-up rate and lower initial Deferral Rollup rate before we issue your contract, your contract will be issued with the initial Annual Roll-up rate and initial Deferral Roll-up rate that were in effect on the application signed date.

•

If a subsequent Rate Sheet Supplement becomes effective with a higher initial Annual Roll-up rate and higher initial Deferral Rollup rate before we issue your contract, your contract will be issued with the initial Annual Roll-up rate and initial Deferral Roll-up rate in effect when your contract is issued.

•	If a subsequent Rate Sheet Supplement with a lower initial Annual Roll-up rate and a higher initial Deferral Roll-up rate becomes effective before we issue your contract, your contract will be issued with the initial Annual Roll-up rate in effect on the date you signed your application and the initial Deferral Roll-up rate in effect on the contract issue date. Similarly, if a subsequent Rate Sheet Supplement becomes effective with a lower initial Deferral Roll-up rate and a higher initial Annual Roll-up rate before we issue your contract, your contract will be issued with the initial Deferral Roll-up rate in effect on the date you signed your application and the initial Annual Roll-up rate in effect on the contract issue date.

In short, if your contract is issued during the Rate lock-in period but after a change to the initial Annual Roll-up rate or initial Deferral Roll-up rate from the application date becomes effective and remains effective through your contract issue date, you will receive the benefit of any rate increase and protection from rate decreases.

If we do not issue your contract within the Rate lock-in period, then your Initial Roll-up rates will be the rates in effect on the date we issue your contract. However, our procedures may result in the return of your application if we do not receive your initial contribution within 75 days of the date you sign your application. For a state-by-state description of all material variations of this contract, including whether a different Rate lock-in period applies in your state, see Appendix V later in this Prospectus.

Examples:

•

You sign your application for a contract on September 15th. On that date the initial Annual Roll-up rate and Deferral Roll-up rates are 5.50% and 5.50%, respectively. Your initial contribution is received by way of a rollover contribution on October 5th and the contract is issued the same day. On that date the initial Annual Roll-up rate and Deferral Roll-up rates are 5.25% and 5.25%, respectively. In this example, your contract will be issued with the rates that were “locked in” at the time you signed your application, not the lower rates that were in effect on the date your contract was issued.

•

You sign your application for a contract on October 15th. On that date the initial Annual Roll-up rate and Deferral Roll-up rates are 5.00% and 5.00%, respectively. Your initial contribution is received by way of a rollover contribution on November 5th and the contract is issued the same day. On that date the Annual Roll-up rate and Deferral Roll-up rates are 5.00% and 5.25%, respectively. In this example, your contract will be issued with the initial Annual Roll-up rate (5.00%) that was “locked-in” at the time you signed your application and the initial Deferral Roll-up rate (5.25%) that was in effect at the time your contract was issued, not the lower initial Deferral Roll-up rate that was in effect on the date your application was signed.

Please note: The guaranteed Roll-up floor is not subject to the Rate lock-in period. This means that:

•	If a subsequent Rate Sheet supplement with a lower guaranteed Roll-up floor becomes effective after you sign your application and we issue you a contract based on that application (either during or after the Rate lock-in period), your guaranteed Roll-up floor will not decrease.

•

If a subsequent Rate Sheet Supplement with a higher guaranteed Roll-up floor becomes effective after you sign your application, remains effective through your contract issue date and we issue you a contract based on that application (either during or after the Rate lock-in period), your guaranteed Roll-up floor will increase to match the higher rate.

Renewal rates.  As discussed in “Annual Roll-up rate” and “Deferral Roll-up rate” above, after the first seven contract years, a new Annual Roll-up rate will apply to your contract. A new Deferral Roll-up rate will also apply provided you have never taken a withdrawal from your Protected Benefit account. These “Renewal rates” may be equal, and will never be less than the guaranteed Roll-up floor or, if greater, the underlying Treasuries Formula Rate (which is identical for both Renewal Rates), and never higher than 8%. You should not rely on the Company using its discretion to set a higher renewal Deferral Roll-up rate or a higher renewal Annual Roll-up rate.

These Renewal rates may be more than or less than, or equal to, your initial Annual Roll-up rate and Deferral Roll-up rate. We also reserve the right to set new initial rates that are higher than Renewal rates.

Any transfers or contributions to the Protected Benefit account variable investment options, either directly or through the Special DCA program and any contribution amounts in the Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options, after the first day of any contract year will get the Annual Roll-up rate and Deferral Roll-up rate in effect as of the most recent contract date anniversary.

Notification of Annual Roll-up rate and Renewal rates.  If you elected the GMIB, the Rate Sheet Supplements will indicate the Annual Roll-up rate and Deferral Roll-up rate in effect for the first seven years of your contract. These rates may not be the same rates that were illustrated prior to your purchase of the contract. If you choose to fund the GMIB after the Initial Roll-up rates have expired, you can contact a Customer Service Representative or visit www.equitable.com to find out the current Annual Roll-up rate and if applicable, the Deferral Roll-up rate for your contract. In addition, your annual statement of contract values will show your current Renewal rates, as well as the previous year’s Annual Roll-up rate or Deferral Roll-up rate (whichever applies) for your contract. This information can also be found online through your Online Account Access.

The Annual Roll-up rate is used to calculate your Annual withdrawal amount and the credit to your GMIB benefit base if you have taken a withdrawal from your Protected Benefit account. The Deferral Roll-up rate is used to calculate the credit to your GMIB benefit base until the first withdrawal is made.

GMIB benefit base “Roll-up”

Your GMIB benefit base starts increasing, or rolling up, on the date you first fund your Protected Benefit account and stops rolling up on the date that is the earlier of (a) the 20th contract date anniversary that occurs after the date you first fund the Protected Benefit account and (b) the contract maturity date.

GMIB Roll-up period — the period during which the GMIB benefit base increases (or “rolls up”) annually by an amount determined by the Deferral Roll-up rate or Annual Roll-up rate, as applicable. The GMIB Roll-up period commences on the date you first fund the Protected Benefit account and ends on date that is the earlier of (a) the 20th contract date anniversary that occurs after the date you first fund the Protected Benefit account and (b) the contract maturity date. If you first fund the Protected Benefit account (a) on either the contract issue date or a subsequent contract date anniversary and (b) prior to your 76th birthday, the GMIB Roll-up period will be a full 20 years.

The GMIB Roll-up period can be a full 20 years. However, because the GMIB Roll-up period always ends on a contract date anniversary, your GMIB Roll-up period may be less than 20 years if you first fund the Protected Benefit account on a date other than your contract date anniversary. To ensure your GMIB benefit base rolls up for 20 complete years, you should first fund your GMIB benefit base (a) on either the contract issue date or a subsequent contract date anniversary and (b) prior to your 76th birthday.

See “Annual Roll-up amount and annual GMIB benefit base adjustment” and “Deferral Roll-up amount and annual GMIB benefit base adjustment” later in this section for information on how your benefit base rolls up during the GMIB Roll-up period.

During the GMIB Roll-up period, additional contributions or transfers to the Protected Benefit account are added to your GMIB benefit base on the date they are made and included in the applicable roll-up calculation. However, these amounts are not assigned a separate GMIB Roll-up period and will stop rolling up on the end date of the GMIB Roll-up period that was determined when you first funded the Protected Benefit account.

After the GMIB Roll-up period ends, your GMIB benefit base will no longer roll up but can still increase by the amount of any additional contributions to the Protected Benefit account, if permitted, and through operation of the reset feature. See “GMIB benefit base reset” later in this section for more information.

For single-owned contracts, the contract maturity date (the point at which Lifetime GMIB payments must begin) triggers the last possible end date of the GMIB Roll-up period. For jointly-owned contracts, the contract maturity date is based on the older owner’s age.

For contracts with non-natural owners, the end date of the GMIB Roll-up period will be based on the annuitant’s (or older joint annuitant’s) age.

The amount of the deduction for an “Excess withdrawal” and the deduction for the Annual withdrawal amount are described under “How withdrawals affect your Guaranteed benefits” later in this section.

As discussed earlier in this section, your GMIB benefit base is not an account value or cash value. As a result, the GMIB benefit base cannot be split or divided in any proportion in connection with a divorce. See “How divorce may affect your contract and Guaranteed benefits” in “More information.”

Please see Appendix III later in this Prospectus for an example of how the GMIB benefit base is calculated.

Beginning with the contract year in which you fund your Protected Benefit account until the end of the GMIB Roll-up period, if your Lifetime GMIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your GMIB benefit base. The portion of a withdrawal in excess of your Annual withdrawal amount will reduce your GMIB benefit base on a pro rata basis. See “Annual withdrawal amount” later in this section. If you are required to take RMD distributions and elect our Automatic RMD service, any Lifetime RMD payment we make to you up to the greater of your Lifetime RMD payment or Annual withdrawal amount each year will count towards your Annual withdrawal amount but (a) during the GMIB Roll-up period, will not offset the Annual Roll-up amount by more than the Annual withdrawal amount and (b) after the GMIB Roll-up period ends, will not reduce your GMIB benefit base. If you do not enroll in our Automatic RMD service and you take withdrawals in order to satisfy your RMD obligations, the amount by which your total withdrawals exceed your Annual withdrawal amount will be treated as an Excess withdrawal that reduces your GMIB benefit base on a pro rata basis. See “RMDs for contracts with GMIB” in the “Accessing your money” section of this Prospectus.

GMIB benefit base reset

Unless you decline or elect a different annual reset option, you will be enrolled in the automatic annual reset program and your GMIB benefit base will automatically “reset” to equal the Protected Benefit account value, if higher, on every contract date anniversary from the date you first fund your Protected Benefit account, up to the contract maturity date. You must notify us in writing that you want to opt out of any automatic reset program. You can send us a written request to opt back in to an automatic reset program at a later date. We reserve the right to change or discontinue our reset programs at any time.

If a reset is not applicable on your contract date anniversary, the GMIB benefit base will not be eligible to be reset again until the next contract date anniversary. For jointly-owned contracts, eligibility to reset the GMIB benefit base is based on the age of the older owner. For non-naturally owned contracts, eligibility is based on the age of the annuitant or older joint annuitant.

Annual reset options.  We will send you a notice in each year that the GMIB benefit base is eligible to be reset. If you are not enrolled in either the automatic annual reset program or the automatic customized reset program you will have 30 days from your contract date anniversary to request a reset. At any time, you may choose one of the three available reset methods: one-time reset option, automatic annual reset program or automatic customized reset program. If, at the time of application, you do not decline the automatic annual reset program or elect a different annual reset option, you will be enrolled in the automatic annual reset program.

one-time reset option — resets your GMIB benefit base on a single contract date anniversary.

automatic annual reset program — automatically resets your GMIB benefit base on each contract date anniversary you are eligible for a reset.

automatic customized reset program — automatically resets your GMIB benefit base on each contract date anniversary, if eligible, for the period you designate.

One-time reset requests will be processed as follows:

(i)

if your request is received within 30 days following your contract date anniversary, your GMIB benefit base will be reset, if eligible, as of that contract date anniversary. If your GMIB benefit base was not eligible for a reset on that contract date anniversary, your one-time reset request will be terminated;

(ii)

if your request is received outside the 30 day period following your contract date anniversary, your GMIB benefit base will be reset, if eligible, on the next contract date anniversary. If your GMIB benefit base is not eligible for a reset, your one-time reset request will be terminated.

Once your one-time reset request is terminated, you must submit a new request in order to reset your benefit base.

If you wish to cancel your elected reset program, your request must be received by our processing office at least one business day prior to your contract date anniversary to terminate your reset program for such contract date anniversary. Cancellation requests received after this window will be applied the following year. A reset cannot be cancelled after it has occurred. For more information, see ‘‘How to reach us’’ earlier in this Prospectus.

Effect of GMIB Benefit Base Resets. It is important to note that once you have reset your GMIB benefit base, a new waiting period to exercise the GMIB will apply from the date of the reset. Your new exercise date will be the tenth contract date anniversary following the reset or, if later, the earliest date you would have been permitted to exercise without regard to the reset, but in no event will it be later than the contract date anniversary following age 95. See ‘‘GMIB Exercise rules’’ and ‘‘How withdrawals affect your Guaranteed benefits’’ below for more information. Please note that in most cases, resetting your GMIB benefit base will lengthen the exercise waiting period. Also, even when there is no additional charge when you reset your Roll-up benefit base, the total dollar amount charged on future contract date anniversaries may increase as a result of the reset since the charges may be applied to a higher benefit base than would have been otherwise applied. See ‘‘Charges and expenses’’ later in this Prospectus.

Owners of traditional IRA or QP contracts should consider the effect of the waiting period on the requirement to take lifetime required minimum distributions before resetting the GMIB benefit base. If a QP contract is converted to an IRA, in a direct rollover, the waiting period for the reset under the IRA contract will include any time that the QP contract was a funding vehicle under the plan. If a traditional IRA contract owner or a plan participant must begin taking lifetime required minimum distributions during the 10-year waiting period, the individual may want to consider taking the annual lifetime required minimum distribution calculated for the contract from another permissible contract or funding vehicle. See ‘‘How withdrawals affect your Guaranteed benefits’’ later in this section and ‘‘Lifetime required minimum distribution withdrawals’’ in ‘‘Accessing your money.’’ Also, see ‘‘Required minimum distributions’’ under ‘‘Individual retirement arrangements (IRAs)’’ in ‘‘Tax information’’ and Appendix II — ‘‘Purchase considerations for QP Contracts’’ later in this Prospectus.

Annual Roll-up amount and annual GMIB benefit base adjustment

The Annual Roll-up amount is an amount credited to your GMIB benefit base on each contract date anniversary if there has ever been a withdrawal from your Protected Benefit account. The Annual Roll-up amount adjustment to your GMIB benefit base is a primary way to increase the value of your GMIB benefit base. This amount is calculated by taking into account your GMIB benefit base from the preceding contract date anniversary, the Annual Roll-up rate under your contract (which may be the same rate as the applicable Deferral Roll-up rate), contributions and transfers to the Protected Benefit account during the contract year and any withdrawals up to the Annual withdrawal amount during the contract year.

Your initial Annual Roll-up amount for the contract year in which you first funded the Protected Benefit account is calculated as follows:

•	The amount of your initial contribution to the Protected Benefit account, multiplied by:

•	The Annual Roll-up rate that was in effect on date of your initial contribution to the Protected Benefit account; less

•	Any withdrawals up to the Annual withdrawal amount resulting in a dollar-for-dollar reduction of the Annual Roll-up amount (but not to less than zero); plus

•	A pro-rated Roll-up amount for any additional contribution to the Protected Benefit account variable investment options during the contract year; plus

•	A pro-rated Roll-up amount for any transfer from the Investment account and/or Guaranteed interest option to the Protected Benefit account variable investment options during the contract year; plus
•

A pro-rated Roll-up amount for any contribution amounts made during the contract year to a Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options during the contract year.

Your Annual Roll-up amount at the end of each subsequent contract year is calculated as follows:

•	Your GMIB benefit base on the preceding contract date anniversary, multiplied by

•	The Annual Roll-up rate that was in effect on the first day of the contract year; less

•	Any withdrawals up to the Annual withdrawal amount resulting in a dollar-for-dollar reduction of the Annual Roll-up amount; plus

•	A pro-rated Roll-up amount for any contribution to the Protected Benefit account variable investment options during the contract year; plus

•	A pro-rated Roll-up amount for any transfer from the Investment account and/or Guaranteed interest option to the Protected Benefit account variable investment options during the contract year; plus

•

A pro-rated Roll-up amount for any contribution amounts made during the contract year to the Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options during the contract year.

A pro-rated Roll-up amount is based on the number of days remaining in the contract year after the contribution or transfer.

Withdrawals in excess of your Annual withdrawal amount are Excess withdrawals. Excess withdrawals will not reduce your Annual Roll-up amount or Annual withdrawal amount to less than zero. However, Excess withdrawals reduce your GMIB benefit base on a pro rata basis, which can have a significant negative impact on the benefit base amount and your future Lifetime GMIB payments. See “How withdrawals affect your guaranteed benefit base” later in this section for more information. Special rules apply if you are required to take RMD withdrawals and enroll in our Automatic RMD service. See “Lifetime required minimum distribution withdrawals” in “Accessing your money” later in this Prospectus.

Deferral Roll-up amount and annual GMIB benefit base adjustment

The Deferral Roll-up amount is an amount credited to your GMIB benefit base on each contract date anniversary provided you have never taken a withdrawal from your Protected Benefit account. The amount is calculated by taking into account your GMIB benefit base from the preceding contract date anniversary, the applicable Deferral Roll-up rate under your contract (which may be the same rate as the applicable Annual Roll-up rate) and contributions and transfers to the Protected Benefit account during the contract year. The Deferral Roll-up amount adjustment to your GMIB benefit base is a primary way to increase the value of your GMIB benefit base.

Your Deferral Roll-up amount for the contract year in which you first funded the Protected Benefit account is calculated as follows:

•	The amount of your initial contribution to the Protected Benefit account, multiplied by:

•	The Deferral Roll-up rate that was in effect on date of your initial contribution to the Protected Benefit account; plus

•	A pro-rated Deferral Roll-up amount for any additional contribution to the Protected Benefit account variable investment options during the contract year; plus

•

A pro-rated Deferral Roll-up amount for any transfer from the Investment account and/or Guaranteed interest option to the Protected Benefit account variable investment options during the contract year; plus

•

A pro-rated Deferral Roll-up amount for any contributions made during the contract year to a Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options during the contract year.

Your Deferral Roll-up amount at the end of each subsequent contract year is calculated as follows:

•	your GMIB benefit base on the preceding contract date anniversary, multiplied by

•	the Deferral Roll-up rate that was in effect on the first day of the contract year; plus

•	a pro-rated Deferral Roll-up amount for any contribution to the Protected Benefit account variable investment options during the contract year; plus

•

a pro-rated Deferral Roll-up amount for any transfer from the Investment account and/or Guaranteed interest option to the Protected Benefit account variable investment options during the contract year; plus

•

a pro-rated Deferral Roll-up amount for any contribution amounts made during the contract year to the Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options during the contract year.

A pro-rated Deferral Roll-up amount is based on the number of days remaining in the contract year after the contribution or transfer.

The GMIB benefit base stops rolling up on the last date of the GMIB Rollup period. Thereafter, your GMIB benefit base is frozen, which means:

•	The benefit base no longer rolls up.

•	Any withdrawals you take up to the Annual withdrawal amount each year will not reduce your benefit base.
•

Any withdrawals you take in excess of the Annual withdrawal amount are Excess withdrawals that will reduce your benefit base on a pro rata basis. Special rules apply to contract owners who are required to take RMD withdrawals and are enrolled in the Automatic RMD service. See “RMDs for contracts with GMIB” in “Accessing your money”.

•	Contributions and transfers to the Protected Benefit account are permitted and will increase your benefit base on a dollar-for dollar basis.

•	The benefit base remains eligible for increases through operation of the reset feature.

Annual withdrawal amount

(Applicable prior to the beginning of Lifetime GMIB payments)

Your Annual withdrawal amount for the contract year in which you first fund the Protected Benefit account (the “initial Annual withdrawal amount”) is calculated on the date you first fund the Protected Benefit account, and is equal to:

•	the Annual Roll-up rate in effect on that date, multiplied by

•	the GMIB benefit base on that date (which is the amount you allocated to the Protected Benefit account).

If you first funded the Protected Benefit account on a date other than your contract date anniversary, your initial Annual withdrawal amount is pro-rated based on the number of days remaining before your next contract date anniversary. If you subsequently make additional contributions or transfers to the Protected Benefit account prior to the next contract date anniversary, your initial Annual withdrawal amount will increase on the date of such contribution or transfer by a pro-rated amount based on the number of days remaining before your next contract date anniversary. Your initial Annual withdrawal amount will be reduced by the amount of any withdrawals you make before your next contract date anniversary on a dollar-for-dollar basis.

For example, assume that you first fund your Protected Benefit account on first day of the contract year by making a contribution of $10,000 to your Protected Benefit account variable investment options. On that date, your GMIB benefit base will be $10,000. Your initial Annual withdrawal amount is equal to $500, calculated as follows:

•	5% (the current Annual Roll-up rate) multiplied by

•	$10,000 (your GMIB benefit base)

Further assume that on the 146th day of that contract year you make an additional contribution to the Protected Benefit account of $5,000. Your initial Annual withdrawal amount increases by $151 (the pro-rated Roll-up amount for the contribution), calculated as:

•	$5,000 (the additional contribution) multiplied by

•	5% (the current Annual Roll-up rate) multiplied by

•	219/365 (fraction representing the number of days remaining in a 365-day contract year for which the contribution receives credit toward the Annual withdrawal amount)

Your Annual withdrawal amount for the each subsequent contract year is calculated on each contract date anniversary beginning with the contract year that follows the contract year in which the Protected Benefit account is first funded, and is equal to:

•	the Annual Roll-up rate in effect at the time, multiplied by;

•	the GMIB benefit base as of the most recent contract date anniversary.

If you make additional contributions or transfers to the Protected Benefit account prior to the next contract date anniversary, including amounts transferred from a special DCA program, your Annual withdrawal amount will increase on the date of such contribution or transfer by a pro-rated amount based on the number of days remaining before your next contract date anniversary.

Beginning with the contract year in which you fund your Protected Benefit account, if your Lifetime GMIB payments have not begun, you may withdraw up to your Annual withdrawal amount without reducing your GMIB benefit base and adversely affecting your Lifetime GMIB payments. It is important to note that withdrawals in excess of your Annual withdrawal amount will have a harmful effect on both your GMIB benefit base and Lifetime GMIB payments. An Excess withdrawal that reduces your Protected Benefit account to zero will cause your GMIB to terminate.

Beginning with the contract year in which your Protected Benefit account was first funded, the portion of a withdrawal from your Protected Benefit account in excess of your Annual withdrawal amount, and all subsequent withdrawals from your Protected Benefit account in that contract year, will always reduce your GMIB benefit base on a pro rata basis. (See “RMDs for contracts with GMIB” in “Accessing your money” for special rules that apply if you enroll in our Automatic RMD service.) This is referred to as an “Excess withdrawal”. The reduction of your GMIB benefit base on a pro rata basis means that we calculate the percentage of your current Protected Benefit account value that is being withdrawn and we reduce your current GMIB benefit base by the same percentage. A pro rata withdrawal will have a significant adverse effect on your benefit base in cases where the Protected Benefit account value is less than the benefit base. For an example of how a pro rata reduction works, see “How withdrawals affect your Guaranteed benefits” later in this section and, for examples of how withdrawals affect your Annual withdrawal amount, see Appendix VI later in this Prospectus.

Your Annual withdrawal amount is always calculated using the Annual Roll-up rate in effect for your contract at the beginning of the contract year. The Deferral Roll-up rate, described above, is never used for the purposes of calculating the

Annual withdrawal amount. Your Annual withdrawal amounts are not cumulative. If you withdraw less than your Annual withdrawal amount in any contract year, you may not add the remainder to your Annual withdrawal amount in any subsequent year.

Your Annual withdrawal amount may be more than or less than your Lifetime GMIB payments. Please refer to the beginning of this “Guaranteed minimum income benefit” section and “Lifetime GMIB payments” below for more information about Lifetime GMIB payments.

Example of how your Annual withdrawal amount; Annual Roll-up amount; Deferral Roll-up amount and annual GMIB benefit base adjustment; and the effect of an Excess withdrawal is calculated.

Annual withdrawal amount.  Assume you make a contribution of $200,000 and allocate $100,000 to your Protected Benefit account variable investment options and $100,000 to your Investment account variable investment options at issue. At the beginning of contract year three, assume you transfer $5,000 to your Protected Benefit account variable investment options. Also assume that your Annual Roll-up rate is 5% and your Deferral rate is 5% in each contract year. Accordingly, your GMIB benefit base on your third contract date anniversary is $121,013.

The GMIB benefit base of $121,013 is calculated as follows:

You start with $100,000 allocated to the Protected Benefit account variable investment options. This amount is your initial GMIB benefit base.

—	The first Deferral Roll-up amount increases your GMIB benefit base to $105,000. ($100,000 + $5,000)

$100,000 (GMIB benefit base) x 5% (Deferral Roll-up rate) = $5,000 (Deferral Roll-up amount)

—	The second Deferral Roll-up amount increases your GMIB benefit base to $110,250. ($105,000 + $5,250)

$105,000 (GMIB benefit base) x 5% (Deferral Roll-up rate) = $5,250 (Deferral Roll-up amount)

—	Your $5,000 transfer from the Investment account at the beginning of contract year three increases your GMIB benefit base to $115,250. ($110,250 + $5,000)

—	The third Deferral Roll-up amount increases your GMIB benefit base to $121,013. ($115,250 + $5,763)

$115,250 (GMIB benefit base) x 5% (Deferral Roll-up rate) = $5,763 (Deferral Roll-up amount)

Your Annual withdrawal amount as of the beginning of contract year four is equal to $6,051, calculated as follows:

•	$121,013 (GMIB benefit base as of your most recent contract date anniversary) multiplied by:

•	5% (your current Annual Roll-up rate) equals:

•	$6,051

Please note that your Annual Roll-up rate is used to calculate your Annual withdrawal amount. The Deferral Roll-up rate is never used to calculate your Annual withdrawal amount.

Annual Roll-up amount and annual benefit base adjustment.  Further assume that during contract year four (on the 146th day of the contract year), you make a contribution of $10,000 to your Protected Benefit account variable investment options, making your current GMIB benefit base after the contribution $131,013. Also assume that you withdraw your full Annual withdrawal amount of $6,051 during contract year four.

On your fourth contract date anniversary, your Annual Roll-up amount is equal to $300, calculated as follows:

•	5% (your current Annual Roll-up rate) multiplied by

•	$121,013 (your GMIB benefit base as of your most recent contract date anniversary) minus

•	$6,051 (the Annual withdrawal amount, which was withdrawn) plus

•	$300 (the daily pro-rated Roll-up amount for the contribution: $10,000 x 5% x 219/365* = $300)

•	equals $300

*	This fraction represents the number of days in a 365-day contract year that the contribution would have received credit toward the Roll-up amount.

Please note that the withdrawal in contract year four terminated the Deferral Roll-up rate. Therefore on the fourth contract date anniversary, the Annual Roll-up rate was used to calculate the Annual Roll-up amount.

Your adjusted GMIB benefit base is $131,313 ($131,013 + $300).

Effect of an Excess withdrawal.  In contract year four, assume instead that you make a withdrawal of $9,051. This would result in an Excess withdrawal of $3,000 because your Annual withdrawal amount is only $6,051 ($9,051 – $6,051 = $3,000). Further, assume that your Protected Benefit account value at the time of this withdrawal is $100,000. As described earlier in this section, Excess withdrawals reduce your GMIB benefit base on a pro-rata basis. Accordingly, your GMIB benefit base is reduced by $3,930 at the time of the withdrawal, calculated as follows:

•	$131,013 (your current GMIB benefit base: $121,013 + $10,000) multiplied by

•	3% (the percentage of your current Protected Benefit account value that was withdrawn in excess of your Annual withdrawal amount) equals

•	$3,930.

On your fourth contract date anniversary, your adjusted GMIB benefit base is $127,383, calculated as follows:

•	$127,083 (your GMIB benefit base adjusted to reflect the Excess withdrawal: $131,013 – $3,930) plus

•	$300 (your Annual Roll-up amount) equals

•	$127,383.

Please note that the Excess withdrawal in contract year four terminated the GMIB no-lapse guarantee. Please see the following section for more information about the no-lapse guarantee.

See Appendix VI later in this Prospectus for more examples of how withdrawals affect your Guaranteed benefit bases and Annual withdrawal amount.

GMIB “no-lapse guarantee”

In general, if your Protected Benefit account value falls to zero (except as discussed below), the GMIB will be exercised automatically, based on the owner’s (or older joint owner’s, if applicable) current age and GMIB benefit base as follows:

•	You will be issued a life only supplementary contract based on a single life. Upon exercise, your Guaranteed minimum death benefit will be terminated.

•	You will have 30 days from when we notify you to change the payout option and/or the payment frequency.

Poor investment performance of the Protected Benefit account variable investment options or payment of applicable charges may contribute to your Protected Benefit account value falling to zero but will not cause the no-lapse guarantee to terminate.

The no-lapse guarantee will terminate under the following circumstances:

•	If you take an Excess withdrawal in any contract year following the contract year in which you first fund your Protected Benefit account.

•	Upon the contract date maturity date.

The no-lapse guarantee will not be voided by (a) any withdrawals from your Protected Benefit account in the contract year in which you first fund your Protected Benefit account or (b) by RMDs that exceed your Annual withdrawal amount if taken through our Automatic RMD service.

If you were enrolled in the Maximum Payment Plan or Customized Payment Plan, the frequency of your Lifetime GMIB payments will be the same based on the payment frequency you elected. Your Lifetime GMIB payment amount may be less than your Annual withdrawal amount in the prior contract year.

If you were not enrolled in the Maximum Payment Plan or Customized Payment Plan, you will begin receiving your Lifetime GMIB payments annually one calendar year after the date that the Protected Benefit account value fell to zero. Your Lifetime GMIB payment amount may be less than your Annual withdrawal amount in the prior contract year.

Exercise of GMIB

On each contract date anniversary that you are eligible to exercise the GMIB, we will send you an eligibility notice illustrating how much income could be provided as of the contract date anniversary. You must notify us within 30 days following the contract date anniversary if you want to exercise the GMIB. You must return your contract to us, along with all required information within 30 days following your contract date anniversary, in order to exercise this benefit. Upon exercise of the GMIB, the owner (or older joint owner, if applicable) will become the annuitant, and the contract will be annuitized on the basis of the annuitant’s life. You will begin receiving annual payments one year after the annuity payout contract is issued. If you choose monthly or quarterly payments, you will receive your payment one month or one quarter after the annuity payout contract is issued. Under monthly or quarterly payments, the aggregate payments you receive in a contract year will be less than what you would have received if you had elected an annual payment, as monthly and quarterly payments reflect the time value of money with regard to both interest and mortality. You may choose to take a withdrawal prior to exercising the GMIB, which will reduce your payments. You may not partially exercise this benefit. See ‘‘Withdrawing your account value’’ in ‘‘Accessing your money’’ later in this Prospectus. Payments end with the last payment before the annuitant’s (or joint annuitant’s, if applicable) death.

Please see “Exercise of the GMIB in the event of a GMIB fee increase” under “Charges and expenses” later in this Prospectus for more information on exercising your GMIB upon notice of a change to the GMIB fee.

GMIB exercise rules.  The latest date you may exercise the GMIB is the contract maturity date.

The earliest date on which you are eligible to exercise the GMIB is calculated as follows:

•	If the date you first funded the Protected Benefit account was on your contract date — you are eligible to exercise the GMIB within 30 days following your 10th contract date anniversary.

•

If the date you first funded the Protected Benefit account was on a contract date anniversary — you are eligible to exercise the GMIB within 30 days following the 10th contract date anniversary after you first funded your Protected Benefit account.

•

If the date you first funded the Protected Benefit account was not on your contract date or a contract date anniversary — you are eligible to exercise the GMIB within 30 days following the 10th contract date anniversary that occurs after the contract date anniversary immediately preceding the date you first funded the Protected Benefit account.

If you exercise the GMIB and then take a withdrawal from the Protected Benefit account within the 30 days between the applicable contract date anniversary and the date on which the GMIB exercise takes effect, your GMIB benefit base will be reduced on a dollar-for-dollar basis by the amount of the withdrawal (or on a pro-rata basis if the withdrawal was an Excess withdrawal).

The GMIB guarantees annual lifetime payments (“Lifetime GMIB payments”), which will begin at the earliest of:

(i)	the next contract year following the date your Protected Benefit account value falls to zero (provided the no-lapse guarantee is in effect);

(ii)	the contract date anniversary following your 95th birthday; or

(iii)	your election to exercise the GMIB.

Your Lifetime GMIB payments will be calculated as described below in this section. Whether your Lifetime GMIB payments are triggered by age 95, the no-lapse guarantee, or your election to exercise the GMIB, we use the same calculation to determine the amount of the payments.

For single owner contracts, the payout can be either based on a single life (the owner’s life) or joint lives. For IRA contracts, the joint life must be the spouse of the owner. For jointly owned contracts, payments can be based on a single life (the life of the older owner) or joint lives. For non-natural owners, payments are based on the annuitant or joint annuitant’s life. In the cases of (a) a joint-owned contract that is continued as a single-owned contract by the younger spouse after the death of the older spouse and (b) a single-owned contract that is continued by the spousal beneficiary followed by the death of the owner, we will always apply joint life annuity purchase rates when calculating GMIB periodic payments, even if the single life payout option had been elected.

Lifetime GMIB payments.  Your Lifetime GMIB payments are calculated by applying your GMIB benefit base to the guaranteed GMIB annuity purchase factors specified in Appendix X.

Exercising the GMIB when your Protected Benefit account value falls to zero.  If your Protected Benefit account value is zero as described under “GMIB “no-lapse guarantee”” above, we will use your GMIB benefit base as of the day your Protected Benefit account value was reduced to zero. On the day your Protected Benefit account value is reduced to zero, we calculate your GMIB benefit base using the same formula as described under “GMIB benefit base” earlier in this section. If your Protected Benefit account was reduced to zero on a date other than your contract anniversary, we will include a pro rata portion of the applicable Roll-up amount in your GMIB base.

Example — Calculating the GMIB benefit base when your Protected Benefit account value falls to zero:

Assume your Protected Benefit account value goes to zero after six months of the 10th contract year and that the Annual Roll-up rate is 5%. Assume further that at the beginning of the 10th contract year, your GMIB benefit base was $100,000 and that you made no contributions or transfers to the Protected Benefit account or any withdrawals during that contract year.

The GMIB benefit base on the day your Protected Benefit account value was reduced to zero would be $102,500, calculated as follows:

•	$100,000 (the GMIB benefit base at the start of the 10th contract year) plus

•	$5,000 (the Annual Roll-up amount of $100,000 multiplied by the Annual Roll-up rate of 5%) minus

•	$2,500 (the Annual Roll-up amount reduced to reflect that the GMIB benefit base no longer rolls up after the Protected Benefit account value falls to zero) equals

•	$102,500

If your Protected Benefit account value is reduced to zero on your contract date anniversary as the result of the deduction of charges under the contract, we will add any remaining Annual Roll-up amount, or if applicable, your Deferral Roll-up amount, to your GMIB benefit base.

If the GMIB is exercised under any of the three events as described above, and you have no Investment account value, the following applies:

(i)	We will issue a supplementary contract with the same owner and beneficiary.

(ii)	Your current contract, including the Guaranteed minimum death benefit will be terminated.

If the GMIB is exercised under any of the three events as described above, and you have Investment account value, the following applies:

(i)	We will issue a supplementary contract for the Protected Benefit account with the same owner and beneficiary. The Investment account under your current contract will continue to be in force.

(ii)	Your Lifetime GMIB payment will not reduce your Investment account value.

(iii)	Your Guaranteed minimum death benefit will be terminated.

(iv)	For IRA contracts, your RMD payments will be based solely on your Investment account value and may only be withdrawn from your Investment account.

Exercising the GMIB when your Protected Benefit account value is greater than zero.  If you elect to exercise the GMIB and your Protected Benefit account value has not fallen to zero before the contract maturity date, the following applies:

(i)	We will issue a supplementary contract with the same owner and beneficiary.

(ii)

The lifetime annual payment amount you receive will be the greater of the Lifetime GMIB payment amount or the income derived from applying your Protected Benefit account value to our current or guaranteed annuitization factors. This lifetime annual payment amount may be lower than your Annual withdrawal amount depending on your age, current annuitization factors, and your Protected Benefit account and GMIB benefit base values at the time you exercise the GMIB.

Example: Assume that the current annuitization factors are greater than the guaranteed annuitization factors. A male contract owner who is age 95 and has a $100,000 GMIB benefit base and $50,000 in Protected Benefit account value and no Investment account value would receive the greater of the following:

(i)	Current annuitization factor (which is subject to change) of 0.176628 applied to his $50,000 Protected Benefit account value, which equals an annual payment of $8,832, or

(ii)	The GMIB annuity purchase factor (in this example, it would be 6.925%) applied to his $100,000 GMIB benefit base, which equals an annual Lifetime GMIB payment of $6,925.

In this example, the contract owner’s annual payment would be $8,832.

Exercising the GMIB through the no-lapse guarantee when your Protected Benefit account value falls to zero.  If your Protected Benefit account value falls to zero and the no-lapse guarantee is in effect, the GMIB is exercised automatically and you will receive Lifetime GMIB payments. This annual Lifetime GMIB payment amount may be lower than your Annual withdrawal amount, depending on your age at the time the GMIB is exercised and whether you elect to be paid on a single or joint life basis.

See Appendix X for the GMIB annuity purchase factors that apply to your contract.

Please note:

•

Exercising the GMIB provides you with a guaranteed annual lifetime payment that is not intended to replace the annual income you can receive by withdrawing the Annual withdrawal amount prior to exercising the GMIB. The annual Lifetime GMIB payment amount you receive is based on conservative actuarial factors and may be lower than your Annual withdrawal amount.

•

At most GMIB exercise ages, the annual Lifetime GMIB payment amount will be less than your Annual withdrawal amount. Accordingly, you should not deplete your Protected Benefit account value through withdrawals in reliance on receiving a similar amount of annual income through Lifetime GMIB payments.

For example, assume that a male contract owner who is age 80 and has a $100,000 GMIB benefit base, and his Protected Benefit account value falls to zero through systematic withdrawals of the Annual withdrawal amount (e.g., $5,000 as of the most recent contract date anniversary) and poor investment performance. Further assume that the no-lapse guarantee is in effect and the GMIB is automatically exercised.

The contract owner’s annual Lifetime GMIB payment would be $4,315, which is calculated by applying the GMIB annuity purchase factor for his age of 80 (in this example, it would be 4.315%) to his $100,000 GMIB benefit base. In this case, the annual Lifetime GMIB payment is $685 less than the most recent Annual withdrawal amount.

Any remaining Investment account value will be annuitized under a separate contract based on one of the annuity payout options discussed under “Your annuity payout options” in “Accessing your money” later in this Prospectus.

Upon issuing your supplementary contract, your Guaranteed minimum death benefit and your death benefit in connection with your Investment account value will be terminated.

If you elected the GMIB and your Protected Benefit account value falls to zero due to an Excess withdrawal, we will terminate your GMIB and you will receive no payment or supplementary life annuity contract, even if your GMIB benefit base is greater than zero. Please see the Hypothetical illustrations in Appendix IV for an example of how Lifetime GMIB payments are calculated when: (i) a hypothetical Protected Benefit account value falls to zero, and (ii) the annuitant reaches age 95.

Please	note:

(i)	if the GMIB benefit base is reset after age 85, the only time you may exercise the GMIB is within 30 days following the contract date anniversary following the owner’s attainment of age 95;

(ii)

for Retirement Cornerstone® Series E QP contracts, the Plan participant can exercise the GMIB only if he or she elects to take a distribution from the Plan and, in connection with this distribution, the Plan’s trustee changes the ownership of the contract to the participant. This effects a rollover of the Retirement Cornerstone® Series E QP contract into a Retirement Cornerstone® Series E traditional IRA. This process must be completed within the 30-day time frame following the contract date anniversary in order for the Plan participant to be eligible to exercise. However, if the GMIB is automatically exercised as a result of the no-lapse guarantee, a rollover into an IRA will not be effected and payments will be made directly to the trustee;

(iii)

since no partial exercise is permitted, owners of defined benefit QP contracts who plan to change ownership of the contract to the participant must first compare the participant’s lump sum benefit amount and annuity benefit amount to the GMIB benefit base and account value, and make a withdrawal from the contract if necessary. See ‘‘How withdrawals affect your Guaranteed benefits’’ later in this section;

(iv)

if you reset the GMIB benefit base (as described earlier in this section), your new exercise date will be the tenth contract date anniversary following the reset or, if later, the earliest date you would have been permitted to exercise without regard to the reset, but in no event will it be later than the contract date anniversary following age 95. Please note that in most cases, resetting your GMIB benefit base will lengthen the waiting period;

(v)

a spouse beneficiary or younger spouse joint owner under Spousal continuation may continue the GMIB if the contract is not past the last date on which the original owner could have exercised the benefit and the spouse beneficiary or younger spouse joint owner is eligible to continue the benefit and to exercise the benefit under the applicable exercise rules (described in “Spousal continuation” in the “Payment of death benefit” section). Spousal beneficiaries between ages 85 and 95 on the date of the owner’s death will have a onetime opportunity to exercise the GMIB subject to the following additional rules. The one-time election will be available only if original owner died before the contract date anniversary following age 95. In addition, the election to exercise the GMIB must be made no later than one year following the date of the owner’s death. If the GMIB is exercised, the Guaranteed minimum death benefit will be terminated. For example, if an owner is age 70 at issue, and he dies at age 79, and the spouse beneficiary is 86 on the date of his death, she may exercise the GMIB no later than one year following the date of the owner’s death, even though she was 77 at the time the contract was issued, because eligibility is measured using her age at the time of the owner’s death, not her age on the issue date.

(vi)

if the contract is jointly owned and not an IRA contract, you can elect to have the GMIB paid either: (a) as a joint life benefit or (b) as a single life benefit paid on the basis of the older owner’s age (if applicable); and

(vii)

if the contract is an IRA contract, you can elect to have the Guaranteed minimum income benefit paid either: (a) as a joint life benefit, but only if the joint annuitant is your spouse or (b) as a single life benefit paid on the basis of the older annuitant’s age; and

(viii)

if the contract is owned by a trust or other non-natural person, eligibility to elect or exercise the GMIB is based on the annuitant’s (or older joint annuitant’s, if applicable) age, rather than the owner’s.

From time to time, we may offer you some form of payment or incentive in return for terminating or modifying certain guaranteed benefits. See “Guaranteed benefit offers” later in this section for more information.

Death benefit

For the purposes of determining the death benefit under your Retirement Cornerstone® Series E contract, we treat your Investment account and any Guaranteed minimum death benefit funded by your Protected Benefit account differently.

The death benefit in connection with your Investment account is equal to your Investment account value as of the date we receive satisfactory proof of death, any required instructions for the method of payment, and any required information and forms necessary to effect payment. The death benefit payable in connection with your Protected Benefit account will be based on the greater of (i) your Protected Benefit account value, and (ii) the benefit base of your Guaranteed minimum death benefit.

The total death benefit under your Retirement Cornerstone® Series E contract will depend on your values in either one or both sides of the contract. If you selected a Guaranteed minimum death benefit but never funded your Protected Benefit account, your death benefit will be based on your Investment account value only. Likewise, if you funded your Guaranteed minimum death benefit through allocations to the Protected Benefit account and had no Investment account value, your death benefit would be based strictly on the Guaranteed minimum death benefit you selected. Also, it is possible that upon your death, you have value in both your Investment account and a Guaranteed minimum death benefit that has been funded through allocations to the Protected Benefit account. In that case, your beneficiaries would receive the Investment account value, plus the value of your Guaranteed minimum death benefit.

Guaranteed minimum death benefits

At issue, you may elect one of our optional Guaranteed minimum death benefit options (GMDBs) in connection with your Protected Benefit account as follows:

Guaranteed Minimum Death Benefit	Series E Contract
Return of Principal death benefit*	Issue Ages 0-80
Highest Anniversary Value death benefit*	Issue Ages 0-75
RMD Wealth Guard death benefit	Issue Ages 20-68
*	As long as you have the GMIB, you can only fund these benefits beginning at age 55.

Important note for owners age 54 or younger: If you do not specifically indicate on your application that you do not wish to have the GMIB or do not subsequently drop the GMIB after your contract is issued, then you cannot fund the Protected Benefit account until you are at least age 55, which means you also cannot fund any applicable Guaranteed minimum death benefit until at least age 55. If you are between the ages of 48 and 54 at the time your contract is issued, the initial Annual Roll-up rate specified in the Rate Sheet Supplements will only apply after you attain age 55 for the amount of time then remaining in your first seven contract years. If you are age 47 or younger at the time your contract is issued, the initial Annual Roll-up rate will never apply to your contract. Instead, the Renewal rates (described later in this section) will apply for the duration of your contract.

The RMD Wealth Guard death benefit cannot be elected in combination with the GMIB. You can elect the Highest Anniversary Value death benefit with or without the GMIB. The Highest Anniversary Value death benefit and the RMD Wealth Guard death benefit are available at an additional charge. There is no additional charge for the Return of Principal death benefit. If you elect the GMIB, but do not elect a Guaranteed minimum death benefit, the Return of Principal death benefit will also be issued with your contract. If you elect a GMDB, the period during which you can make subsequent contributions may be significantly shorter than if you did not elect a GMDB. Please refer to Appendix VII later in this Prospectus.

Once a withdrawal is taken from the Protected Benefit account, additional contributions may not be made to the Protected Benefit account. Please refer to “Accessing your money” later in this Prospectus. Transfers to and from the Protected Benefit account may be restricted. Please refer to “Transferring your money among investment options” later in this Prospectus.

Any GMDB you elect will automatically terminate upon annuitization, which will occur no later than the contract maturity date.

When you have a GMDB, you can allocate your contributions to any of the following:

•	Protected Benefit account variable investment options

•	Investment account variable investment options

•	Guaranteed interest option

•	The account for special dollar cost averaging

Funding your GMDB. Only amounts you allocate to the Protected Benefit account variable investment options and amounts in the Special DCA program designated for the Protected Benefit account variable investment options will fund your GMDB. These amounts will be included in your GMDB benefit base and will become part of your Protected Benefit account value.

Your death benefit in connection with your Protected Benefit account is equal to one of the following — whichever provides a higher amount:

•

Your Protected Benefit account value as of the date we receive satisfactory proof of the owner’s (or older joint owner’s, if applicable) death, any required instructions for the method of payment, and any required information and forms necessary to effect payment; or

•	Your applicable GMDB benefit base (discussed below) on the date of the owner’s (or older joint owner’s, if applicable) death, adjusted for subsequent withdrawals.

Return of Principal death benefit

The Return of Principal death benefit, like all of the guaranteed minimum death benefits, only applies to amounts you allocate to the Protected Benefit account variable investment options and not to the contract as a whole. The Return of Principal death benefit can only be elected in combination with the GMIB. Your Return of Principal Guaranteed minimum death benefit is equal to your Return of Principal death benefit base. This benefit base is not an account value or cash value. It is equal to:

•	Your initial contribution and any subsequent contributions invested in your Protected Benefit account variable investment options, either directly or through the Special DCA program; plus

•	Any amounts contributed to the Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options; plus

•	Any amounts transferred to the Protected Benefit account variable investment options; less

•

A deduction that reflects any withdrawals you make from the Protected Benefit account variable investment options or from amounts in the Special DCA program designated for the Protected Benefit account variable investment options. The amount of this deduction is described under “How withdrawals affect your Guaranteed benefits” later in this section.

Please see Appendix III later in this Prospectus for an example of how the Return of Principal benefit base is calculated.

Highest Anniversary Value death benefit

Your Highest Anniversary Value Guaranteed minimum death benefit is equal to your Highest Anniversary Value benefit base. This benefit base is not an account value or cash value. The calculation of your Highest Anniversary Value benefit base will depend on whether you have taken a withdrawal from your Protected Benefit account.

If you have not taken a withdrawal from your Protected Benefit account, your Highest Anniversary Value benefit base is equal to one of the following — whichever provides a higher amount:

•	Your initial contribution and any subsequent contributions to the Protected Benefit account variable investment options, either directly or through the Special DCA program; plus

•	Any amounts contributed to the Special DCA that are designated for future transfers to the Protected Benefit account variable investment options; plus

•	Any amounts transferred to the Protected Benefit account variable investment options.

-OR-

•

Your highest Protected Benefit account value on any contract date anniversary up to the contract date anniversary following the owner’s (or older joint owner’s, if applicable) 85th birthday (plus any transfers to the Protected Benefit account variable investment options and contributions either directly or through the Special DCA program designated for the Protected Benefit account variable investment options, made since the most recent “reset” of the Highest Anniversary Value benefit base that established your Protected Benefit account value as your new Highest Anniversary Value benefit base).

If you take a withdrawal from your Protected Benefit account and you elected the GMIB, your Highest Anniversary Value benefit base will be reduced on a dollar-for-dollar basis by withdrawals up to the Annual withdrawal amount, and on a pro rata basis by Excess withdrawals. (Special rules apply if you enroll in our Automatic RMD service.) If you take a withdrawal from your Protected Benefit account and you did not elect the GMIB, your Highest Anniversary Value benefit base will be reduced on a pro rata basis. Reduction on a pro rata basis means that we calculate the percentage of your

Protected Benefit account value that is being withdrawn and we reduce your Highest Anniversary Value benefit base by the same percentage. See “How withdrawals affect your Guaranteed benefits” later in this section.

At any time after a withdrawal, your Highest Anniversary Value benefit base is equal to one of the following — whichever provides a higher amount:

•

Your Highest Anniversary Value benefit base immediately following the most recent withdrawal (plus any transfers to the Protected Benefit account variable investment options made since the most recent “reset” of the Highest Anniversary Value benefit base that established your Protected Benefit account value as your new Highest Anniversary Value benefit base).

-OR-

•

Your highest Protected Benefit account value on any contract date anniversary after the withdrawal up to the contract date anniversary following the owner’s (or older joint owner’s, if applicable) 85th birthday (plus any transfers to the Protected Benefit account variable investment options and contributions to the Special DCA program designated for the Protected Benefit account variable investment options, made since the most recent “reset” of the Highest Anniversary Value benefit base that established your Protected Benefit account value as your new Highest Anniversary Value benefit base).

Please see Appendix III later in this Prospectus for an example of how the Highest Anniversary Value benefit base is calculated.

RMD Wealth Guard death benefit

Descriptions of, and references to, the “RMD Wealth Guard” benefit describe the provisions of the contract as in effect prior to legislation enacted at the end of 2019. Legislation enacted at the end of 2019 has changed various aspects of required minimum distributions from tax qualified and tax favored contracts such as IRAs. After regulatory guidance is issued on this legislation, we anticipate making changes beginning in 2020 to our contracts to reflect these legislative changes.

(For traditional IRA and QPDC contracts only)

The RMD Wealth Guard death benefit is an optional guaranteed minimum death benefit. Your initial RMD Wealth Guard death benefit base is valued based on your initial contributions and any transfers to the Protected Benefit account. This benefit base is not an account value or cash value. Thereafter RMD Wealth Guard death benefit base is increased by any allocations and transfers to the Protected Benefit account, which is described below. Withdrawals from the Protected Benefit account other than Excess RMD withdrawals, will not reduce your RMD Wealth Guard death benefit base. This death benefit also provides a refund feature in the event the Protected Benefit account falls to zero before the owner reaches age 95. There is an additional charge for this death benefit under the contract. The RMD Wealth Guard death benefit is not available if you elected the GMIB.

An RMD withdrawal is a withdrawal that is intended to satisfy the lifetime required minimum distributions from certain tax-favored plans and arrangements such as traditional IRAs under federal income tax rules. See “Required minimum distributions” in the “Tax information” section of the Prospectus for more information.

The RMD Wealth Guard death benefit base is not an account value or cash value. It is equal to:

•	Your initial contribution and any subsequent contributions to the Protected Benefit account variable investment options, either directly or through the Special DCA program; plus

•	Any amounts contributed to the Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options; plus

•	Any amounts transferred to the Protected Benefit account variable investment options; less

•

A deduction that reflects any Excess RMD withdrawals from the Protected Benefit account, or from amounts in the Special DCA program designated for the Protected Benefit account variable investment options. The amount of this deduction is described below.

The RMD Wealth Guard death benefit base will be recalculated on each transaction date upon the occurrence of each contribution, transfer or deduction.

For contracts with the RMD Wealth Guard death benefit, an “Excess RMD withdrawal” is:

•	the full amount of any withdrawal from your Protected Benefit Account taken before the calendar year in which you turn age 70 1/2;

•	the full amount of any withdrawal from your Protected Benefit Account taken during your first contract year, even if you turn age 70 1/2 during that year; or

•	in any year after your first contract year, the portion of a withdrawal from your Protected Benefit account that exceeds your RMD Wealth Guard withdrawal amount for the calendar year.

Excess RMD withdrawals will reduce your RMD Wealth Guard death benefit base on a pro rata basis. Reduction on a pro rata basis means that we calculate the percentage of your Protected Benefit account value that is being withdrawn and we reduce your RMD Wealth Guard death benefit base by the same percentage.

Resets.  On each contract date anniversary up to the earlier of (i) the contract date anniversary following your first RMD withdrawal from the Protected Benefit account, and (ii) the contract date anniversary following your 85th birthday, if the Protected Benefit account value is greater than the current RMD Wealth Guard death benefit base, the RMD Wealth Guard death benefit base will automatically reset to equal the Protected Benefit account value. Withdrawals from the Protected Benefit account up to your RMD Wealth Guard withdrawal amount will not reduce your RMD Wealth Guard death benefit base.

Calculating your RMD Wealth Guard withdrawal amount. Your RMD Wealth Guard withdrawal amount will be calculated based on the account value in your Protected Benefit account variable investment options as of December 31st in the calendar year you turn age 70½ and calculated each calendar year thereafter as of December 31st. This calculation includes the actuarial present value of your RMD Wealth Guard death benefit. This is because certain provisions of the Treasury Regulations require that the actuarial present value of additional annuity contract benefits, such as guaranteed benefits like the RMD Wealth Guard death benefits, be added to the account value for purposes of calculating account-based annual required minimum distributions from individual retirement annuity contracts. See “Required minimum distributions” in the “Tax information” section of the Prospectus for more information.

Your RMD Wealth Guard withdrawal amount will be determined using the RMD rules and life expectancy and distribution tables in effect on December 31, 2014. In the event that tax reform measures change those RMD requirements, unless we agree otherwise, we will not allow your RMD Wealth Guard withdrawal amount to be greater than the RMD Wealth Guard withdrawal amount calculated using the IRS RMD rules that were in effect on December 31, 2014. As a result of us reserving this right, in the event that future IRS rule changes require you to take RMD withdrawals that are greater than the RMD amount calculated using the IRS RMD rules that were in effect on December 31, 2014 and we do not agree to this change, you would have to satisfy your RMD requirements from other retirement sources or, if you do not have other retirement sources, you would have to take an additional RMD withdrawal amount from this contract, which would be treated an Excess RMD withdrawal. That Excess RMD withdrawal would reduce your RMD Wealth Guard death benefit base on a pro rata basis. Please refer to the section “How withdrawals effect your Guaranteed benefits” later in this Prospectus.

Please note that your RMD Wealth Guard withdrawal amount will be zero:

•	In each year prior to the calendar year in which you turn age 70½; and

•	During your first contract year, even if you turn age 70½ during that year.

Withdrawals prior to age 70 1/2 or during your first contract year.  Withdrawals from your Protected Benefit account prior to the calendar year in which you turn age 70½ are treated as Excess RMD withdrawals and reduce your RMD Wealth Guard death benefit base on a pro rata basis. Withdrawals from your Protected Benefit account prior to your first contract date anniversary will also reduce your RMD Wealth Guard death benefit base on a pro rata basis even if you turn age 70 1/2 during that calendar year. Reduction on a pro rata basis means that we calculate the percentage of your Protected Benefit account value that is being withdrawn and we reduce your RMD Wealth Guard death benefit base by the same percentage. This pro rata reduction to the RMD Wealth Guard death benefit base could be greater than the dollar amount of the withdrawal and could significantly reduce or eliminate the value of the RMD Wealth Guard death benefit. For an example of how a pro rata reduction works, see Appendix VI later in this Prospectus.

Withdrawals from the Protected Benefit account:

•	prior to the calendar year in which you turn age 70½; or

•	during your first contract year, even if you turn age 70½ during the calendar year in which your first contract date anniversary falls will not stop your RMD Wealth Guard death benefit base from resetting.

As discussed in “Resets” above, the last reset of the RMD Wealth Guard death benefit base will be the earlier of the contract date anniversary following your first RMD withdrawal from the Protected Benefit account or the contract date anniversary following your 85th birthday.

Withdrawals at or after age 70 1/2.   After your first contract date anniversary, withdrawals made from your Protected Benefit account beginning with the calendar year in which you turn age 70½ will be treated as RMD Wealth Guard withdrawals and will count towards your RMD Wealth Guard withdrawal amount. Withdrawals from the Protected Benefit account up to your RMD Wealth Guard withdrawal amount will not reduce your RMD Wealth Guard death benefit base. The portion of a withdrawal from your Protected Benefit account that exceeds your RMD Wealth Guard withdrawal amount for the calendar year will be treated as an Excess RMD withdrawal. An Excess RMD withdrawal will reduce your RMD Wealth Guard death benefit base on a pro rata basis. A pro rata reduction to your RMD Wealth Guard death benefit base could be greater than the dollar amount of the withdrawal and could significantly reduce or eliminate the value of your RMD Wealth Guard death benefit.

Please note that any withdrawals from your Protected Benefit account, including withdrawals taken up to the RMD Wealth Guard withdrawal amount, will reduce your Protected Benefit account value.

If you elect the RMD Wealth Guard withdrawal service, you can elect to take RMD withdrawals from your Protected Benefit account value and Investment account value. If you elect to use our RMD Wealth Guard withdrawal service or our Automatic RMD withdrawal service, you will receive the required amount of RMD payments calculated for your contract for that calendar year. At the time you elect to receive RMD withdrawals, any prior RMD payments due for that calendar year will be paid as a catch-up payment. The catch-up payment is made immediately when the RMD Wealth Guard withdrawal service enrollment is processed. Thereafter, RMD payments will begin on the date and at the frequency you elect.

For example, in the calendar year that you turn age 70½, if you enroll in our RMD Wealth Guard withdrawal service in July of that year and requested to receive monthly RMD payments, you would receive the catch-up payment due for January through June in a lump sum on the date the enrollment is processed and the July RMD monthly payment on the date that you specified on the RMD Wealth Guard withdrawal service Form. If you take additional withdrawals from the Protected Benefit account while you are currently taking RMD payments under our RMD Wealth Guard withdrawal service, those RMD payments from the Protected Benefit account will be reduced by those withdrawals. If you delay your first RMD withdrawal until after the calendar year you turn age 70½, but no later than April 1st of the following calendar year, we will pay you a catch-up payment at the time you elected to receive RMD withdrawals, which will include any prior RMD payments due for that calendar year plus the entire RMD amount due from the prior year. The catch-up payment is made immediately when the RMD Wealth Guard withdrawal service enrollment is processed. Thereafter, RMD payments will begin on the date and at the frequency you elect. In that event, your RMD Wealth Guard death benefit base would not reset after your first RMD withdrawal.

For more information about the RMD Wealth Guard withdrawal service, please refer to “RMDs for Traditional IRA contracts with the RMD Wealth Guard death benefit” in “Accessing your money” later in this Prospectus.

If you take withdrawals from your Protected Benefit account during a calendar year in which you are receiving RMD payments under our Automatic RMD service or our RMD Wealth Guard withdrawal service, once the total amount of your withdrawals in that calendar year reach your RMD Wealth Guard withdrawal amount, your RMD Wealth Guard withdrawals will be suspended until the next calendar year. Additional withdrawals from the Investment account value will not suspend RMD Wealth Guard withdrawals under our Automatic RMD service or our RMD Wealth Guard withdrawal service.

For additional examples of how withdrawals affect your RMD Wealth Guard death benefit base, see Appendix VI later in this Prospectus. For information on how RMD payments affect your RMD Wealth Guard death benefit, see “RMDs for contracts with the RMD Wealth Guard death benefit” in “Accessing your money” later in this Prospectus.

The RMD Wealth Guard withdrawal service is not available under QPDC contracts. If you elect the RMD Wealth Guard death benefit for a QPDC contract, all withdrawals from your Protected Benefit account will reduce the RMD Wealth Guard death benefit base on a pro rata basis until the QPDC contract is converted to an IRA. After you convert the QPDC contract to an IRA contract you can elect the RMD Wealth Guard withdrawal service. A qualified plan participant, upon separation from service, may directly roll-over an eligible rollover distribution from the plan by converting the QPDC contract into an otherwise identical IRA contract which retains the RMD Wealth Guard death benefit. In that case, the RMDs can be taken without reducing the RMD Wealth Guard death benefit base. You should not elect the RMD Wealth Guard death benefit under a QPDC contract unless you intend to convert to an IRA prior to taking RMDs. See Appendix II, “Purchase considerations for QP participants”.

RMDs are not required to be withdrawn from a Roth IRA during your lifetime. Therefore, if you are considering converting your traditional IRA to a Roth IRA, prior to converting your IRA to a Roth IRA, you must drop the RMD Wealth Guard death benefit. For information on dropping this benefit, see “Dropping or changing your Guaranteed benefits” in “Contract features and benefits”, later in this Prospectus and under Appendix I.

The RMD Wealth Guard death benefit is only available for traditional IRA and QPDC contracts.

RMD Wealth Guard Refund feature

If you elected the RMD Wealth Guard death benefit and your Protected Benefit account value falls to zero before the owner’s death, your RMD Wealth Guard death benefit terminates and we will refund 10% of the total of (a) minus (b), where

(a)	equals your total contributions and transfers to the Protected Benefit account; and

(b)	equals the total dollar amount of any Excess RMD withdrawals you have taken.

For example, assume that at the time your Protected Benefit account value fell to zero, your total contributions and transfers to the Protected Benefit account were $100,000 and you had taken a total of $10,000 in Excess RMD withdrawals. You will receive a refund equal to 10% of $90,000 ($100,000 - $10,000), or $9,000.

We will pay you the amount of any RMD Wealth Guard Refund as a lump sum. In certain circumstances, you may be able to roll over this payment into another IRA. Please consult your tax adviser. Also, please see “Withdrawals, payments and transfers of funds out of traditional IRAs” in the “Tax Information” section of this Prospectus for more information about possible tax consequences of any distribution from your contract.

If your Protected Benefit account falls to zero, your contract will also terminate unless you have amounts allocated to the Investment account. In this case, you will receive the RMD Wealth Guard Refund as a lump sum, your contract will continue and any remaining RMD payments will continue uninterrupted from your Investment account, beginning in the calendar year in which your Protected Benefit account falls to zero.

If you change ownership of the contract, generally the Guaranteed minimum death benefit will automatically terminate, except under certain circumstances. See “Transfers of ownership, collateral assignments, loans and borrowing” in “More information” later in this Prospectus for more information.

The Guaranteed minimum death benefits are subject to state availability and your age at contract issue. For a state-by-state description of all material variations of this contract, see Appendix V later in this Prospectus.

For contracts with non-natural owners, the available death benefits are based on the annuitant’s age.

Please see both “Effect of your account values falling to zero” in “Determining your contract’s value” and “How withdrawals affect your Guaranteed benefits” later in this section and the section entitled “Charges and expenses” later in this Prospectus for more information on these Guaranteed benefits.

See Appendix III later in this Prospectus for examples of how the benefit bases for the Guaranteed minimum death benefits work.

How withdrawals affect your Guaranteed benefits

Except as otherwise described in this section, withdrawals from your Protected Benefit account will reduce your Guaranteed benefit bases on a pro rata basis. Reduction on a pro rata basis means that we calculate the percentage of your current Protected Benefit account value that is being withdrawn and we reduce your current Guaranteed benefit bases by the same percentage.

For example, if your Protected Benefit account value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your Protected Benefit account value. If your Guaranteed benefit base was $40,000 before the withdrawal, it would be reduced by $16,000 ($40,000 X .40) and your new Guaranteed benefit base after the withdrawal would be $24,000 ($40,000 – $16,000).

If your Protected Benefit account value is greater than your Guaranteed benefit base, an Excess withdrawal will result in a reduction of your Guaranteed benefit base that will be less than the withdrawal. For example, if your Protected Benefit account value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your Protected Benefit account value. If your Guaranteed benefit base was $20,000 before the withdrawal, it would be reduced by $8,000 ($20,000 X .40) and your new Guaranteed benefit base after the withdrawal would be $12,000 ($20,000 – $8,000).

A pro rata deduction means that if you take a withdrawal that reduces your Guaranteed benefit bases on a pro rata basis and your Protected Benefit account value is less than your Guaranteed benefit base, the amount of the Guaranteed benefit base reduction will exceed the amount of the withdrawal.

If you elected the GMIB with the Highest Anniversary Value death benefit and you take a withdrawal from your Protected Benefit account, your Highest Anniversary Value benefit will be reduced on a dollar-for-dollar basis by withdrawals up to the Annual withdrawal amount, and on a pro rata basis by Excess withdrawals. If you take a withdrawal from your Protected Benefit account and you did not elect the GMIB with the Highest Anniversary Value death benefit, your Highest Anniversary Value benefit base will be reduced on a pro rata basis.

Withdrawals affect your GMIB benefit base, as follows:

•

Once you take a withdrawal from your Protected Benefit account, additional contributions to the Protected Benefit account are no longer permitted. Transfers to the Protected Benefit Account continue to be permitted until you make a subsequent contribution to the Investment account, subject to the maximum age restrictions described in “Transferring your money among investment options.”

•

Beginning with the contract year in which you fund your Protected Benefit account, if your Lifetime GMIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your GMIB benefit base.

•

The portion of a withdrawal in excess of the Annual withdrawal amount, i.e., an Excess withdrawal, will always reduce the GMIB benefit base on a pro rata basis. This means that once a withdrawal is taken that causes the sum of the withdrawals from the Protected Benefit account to exceed the Annual withdrawal amount, that portion of the withdrawal that exceeds the Annual withdrawal amount and any subsequent withdrawals from the Protected Benefit account in that contract year will reduce the GMIB benefit base on a pro rata basis.

Withdrawals affect your RMD Wealth Guard death benefit base, as follows:

•	The full amount of any withdrawal from your Protected Benefit Account taken before the calendar year in which you turn age 70½ will reduce your RMD Wealth Guard death benefit base on a pro rata basis.

•

The full amount of any withdrawal from your Protected Benefit Account taken during your first contract year even if you turn age 70½ during that year, will reduce your RMD Wealth Guard death benefit on a pro rata basis.

•

The portion of a withdrawal from your Protected Benefit account that exceeds your RMD Wealth Guard withdrawal amount for the calendar year will reduce your RMD Wealth Guard death benefit base on a pro rata basis. This means that once you take a withdrawal that causes the sum of the withdrawals from your Protected Benefit account to exceed your RMD Wealth Guard withdrawal amount, that portion of the withdrawal that exceeds the RMD Wealth Guard withdrawal amount and any subsequent withdrawals from your Protected Benefit account in that calendar year, will reduce your RMD Wealth Guard death benefit base on a pro rata basis.

•

Other than during your first contract year, a withdrawal from your Protected Benefit account beginning with the calendar year in which you turn age 70½ will be treated as a RMD Wealth Guard withdrawal and will count towards your RMD Wealth Guard withdrawal amount. Withdrawals from your Protected Benefit account up to your RMD Wealth Guard withdrawal amount will not reduce your RMD Wealth Guard benefit base.

Please see Appendix VI later in this Prospectus for examples of how withdrawals affect your Guaranteed benefit bases. For information on how RMD payments affect your Guaranteed benefits, including the special rules that apply if you enroll in our RMD withdrawal service, see “Lifetime required minimum distribution withdrawals” in “Accessing your money” later in this Prospectus. For information on how RMD payments affect your RMD Wealth Guard death benefit, see “RMDs for contracts with the RMD Wealth Guard death benefit” in “Accessing your money” later in this Prospectus. For information about the RMD Wealth Guard death benefit, see “RMD Wealth Guard death benefit” earlier in this Prospectus.

Dropping or changing your Guaranteed benefits

You can drop or change your Guaranteed benefits, subject to our rules. Your ability to do so depends on whether you have funded your Protected Benefit account. If you have not funded your Protected Benefit account, we call this a “pre-funding” drop or change. If you have funded your Protected Benefit account, we call this a “post-funding” drop. Also, in order to make a change to your Guaranteed minimum death benefit, you must meet the eligibility requirements for the new benefit. If you drop a Guaranteed benefit, you will not be permitted to add it back to your contract.

Pre-Funding Drop or Change

Prior to funding your Protected Benefit account, you can drop your GMIB, Guaranteed minimum death benefit, or change your Guaranteed minimum death benefit. The Return of Principal death benefit cannot be dropped prior to funding your Protected Benefit account. For contracts with the GMIB, the Guaranteed minimum death benefit generally cannot be changed without first dropping the GMIB. In Appendix I, we provide a chart that lists the possible Guaranteed benefit combinations under the Retirement Cornerstone® Series E contract and our rules for dropping and changing benefits prior to funding your Protected Benefit account.

Post-Funding Drop

If you funded your Protected Benefit account at issue and your contract has been in force for at least four years, you have the option to drop both your GMIB and Guaranteed minimum death benefit. Also, you can drop your GMIB and retain your Guaranteed minimum death benefit. If you funded your Protected Benefit account after issue, you generally cannot drop your Guaranteed benefit(s) until the later of: (i) the contract date anniversary following the date the Protected Benefit account was funded and (ii) four years from contract issue.

If you decide to drop all Guaranteed benefits post-funding, we require that you complete the administrative form we provide for this purpose. You must either take a full withdrawal of your Protected Benefit account or make a one-time transfer to the Investment account variable investment options and guaranteed interest option. The Guaranteed benefits and any applicable charges will be terminated as of the business day we receive the properly completed administrative form at our processing office. Please note that when a Guaranteed benefit (other than the Return of Principal death benefit) is dropped on any date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.

For contracts with the GMIB, the Guaranteed minimum death benefit cannot be dropped without first dropping the GMIB. In Appendix I, we provide a chart that lists the possible Guaranteed benefit combinations under the Retirement Cornerstone® Series E contract and our rules for dropping and changing benefits if you have already funded your Protected Benefit account.

Dropping or changing your Guaranteed benefits in the event of a fee change.  In the event that we exercise our contractual right to change the fee for the GMIB or RMD Wealth Guard death benefit, you may be given a one-time opportunity to drop your Guaranteed benefits or change your GMDB if it is not yet funded, subject to our rules. You may drop or change your Guaranteed benefits only within 30 days of the fee change notification. This right to drop or change your Guaranteed benefits is in addition to any other rights you may have, as described in Appendix I “Dropping or changing your Guaranteed benefits”. See “Fee changes for the Guaranteed minimum income benefit in “Charges and expenses” and Appendix I “Dropping or changing your Guaranteed benefits” later in this Prospectus for more information.

Guaranteed benefit offers

From time to time, we may offer you some form of payment or incentive in return for terminating or modifying certain guaranteed benefits. Previously, we made offers to groups of contract owners that provided for an increase in account value in return for terminating their guaranteed death or income benefits. In the future, we may make additional offers to these and other groups of contract owners.

When we make an offer, we may vary the offer amount, up or down, among the same group of contract owners based on certain criteria such as account value , the difference between account value and any applicable benefit base, investment allocations and the amount and type of withdrawals taken. For example, for guaranteed benefits that have benefit bases that can be reduced on either a pro rata or dollar-for-dollar basis, depending on the amount of withdrawals taken, we may consider whether you have taken any withdrawal that has caused a pro rata reduction in your benefit base, as opposed to a dollar-for-dollar reduction. Also, we may increase or decrease offer amounts from offer to offer. In other words, we may make an offer to a group of contract owners based on an offer amount, and, in the future, make another offer based on a higher or lower offer amount to the remaining contract owners in the same group.

If you accept an offer that requires you to terminate a guaranteed benefit, we will no longer charge you for it, and you will not be eligible for any future offers related to that type of guaranteed benefit, even if such future offer would have included a greater offer amount or different payment or incentive.

Your right to cancel within a certain number of days

If for any reason you are not satisfied with your contract, you may exercise your cancellation right under the contract to receive a refund. To exercise this cancellation right, you must notify us with a signed letter of instruction electing this right, to our processing office within 10 days after you receive your contract. If state law requires, this “free look” period may be longer. Other state variations may apply. For a state-by-state description of all material variations of this contract, including specific information on your “free look” period, see Appendix V later in this Prospectus.

Generally, your refund will equal your Total account value under the contract on the day we receive notification of your decision to cancel the contract and will reflect (i) any investment gain or loss in the variable investment options (less the daily charges we deduct), (ii) any guaranteed interest in the guaranteed interest option, and (iii) any interest in the account for special dollar cost averaging (if applicable), through the date we receive your contract. Some states, however, require that we refund the full amount of your contribution (not reflecting (i), (ii) or (iii) above). Please refer to your contract or supplemental materials or contact us for more information. For any IRA contract returned to us within seven days after you receive it, we are required to refund the full amount of your contribution. When required by applicable law to return the full amount of your contribution, we will return the greater of your contribution or your contract’s cash value.

We may require that you wait six months before you may apply for a contract with us again if:

•	you cancel your contract during the free look period; or

•	you change your mind before you receive your contract.

Please note that if you exercise your right to cancel your contract, your refund amount will be returned to you and will not be restored to your Prior Contract. Please see “Tax information” later in this Prospectus for possible consequences of cancelling your contract.

If you fully convert an existing traditional IRA contract to a Roth IRA contract, you may cancel your Roth IRA contract and return to a traditional IRA contract. Our processing office, or your financial professional, can provide you with the cancellation instructions.

In addition to the cancellation right described above, you have the right to surrender your contract, rather than cancel it. Please see “Surrendering your contract to receive its cash value” in “Accessing your money” later in this Prospectus. Surrendering your contract may yield results different than canceling your contract, including a greater potential for taxable income. In some cases, your cash value upon surrender may be greater than your contributions to the contract. Please see “Tax information,” later in this Prospectus.

2. Determining your contract’s value

Your account value and cash value

Your “Total account value” is the total of: (i) the Protected Benefit account value, and (ii) the Investment account value. Your “Protected Benefit account value” is the total value you have in: (i) the Protected Benefit account variable investment options, and (ii) amounts in the Special DCA program designated for the Protected Benefit account variable investment options. Your “Investment account value” is the total value you have in: (i) the Investment account variable investment options, (ii) the guaranteed interest option, and (iii) amounts in the Special DCA program designated for the Investment account variable investment options and the guaranteed interest option. See “What are your investment options under the contract?” in “Contract features and benefits” for a detailed list of the Protected Benefit account variable investment options and Investment account variable investment options.

Your contract also has a “cash value.” Your contract’s cash value is equal to the Total account value, less: (i) the total amount or a pro rata portion of the annual administrative charge; and (ii) any optional benefit charges. Please see “Surrendering your contract to receive its cash value” in “Accessing your money” later in this Prospectus.

Your contract’s value in the variable investment options

Each variable investment option invests in shares of a corresponding Portfolio. Your value in each variable investment option is measured by “units.” The value of your units will increase or decrease as though you had invested it in the corresponding Portfolio’s shares directly. Your value, however, will be reduced by the amount of the fees and charges that we deduct under the contract.

The unit value for each variable investment option depends on the investment performance of that option, less daily charges for:

(i)	operations expenses;

(ii)	administration expenses; and

(iii)	distribution charges.

On any day, your value in any variable investment option equals the number of units credited to that option, adjusted for any units purchased for or deducted from your contract under that option, multiplied by that day’s value for one unit. The number of your contract units in any variable investment option does not change unless they are:

(i)	increased to reflect subsequent contributions;

(ii)	decreased to reflect withdrawals; or
(iii)	increased to reflect transfers into, or decreased to reflect a transfer out of, a variable investment option.

In addition, when we deduct any Guaranteed benefit charge, the number of units credited to your contract will be reduced. Your units are also reduced when we deduct the annual administrative charge. A description of how unit values are calculated can be found in the SAI.

Your contract’s value in the guaranteed interest option

Your value in the guaranteed interest option at any time will equal: your contributions and transfers to that option, plus interest, minus transfers and withdrawals out of the option, and charges we deduct.

Your contract’s value in the account for special dollar cost averaging

Your value in the account for special dollar cost averaging at any time will equal your contribution allocated to that option, plus interest, minus any amounts that have been transferred to the variable investment options you have selected, and charges we deduct.

Effect of your account values falling to zero

In general, your contract will terminate without value if your Total account value falls to zero as the result of withdrawals, or the payment of any applicable charges when due, or a combination of two, as described below:

•	If you have Investment account value only and it falls to zero as the result of withdrawals or the payment of any applicable charges, your contract will terminate.

•

Your Return of Principal and Highest Anniversary Value Guaranteed minimum death benefits will terminate without value if your Protected Benefit account value falls to zero as the result of withdrawals or the payment of any applicable charges. This will happen whether or not you also elected the GMIB or receive Lifetime GMIB payments. Unless you have amounts allocated to your Investment account, your contract will also terminate.

•

If you elected the RMD Wealth Guard death benefit and your Protected Benefit account value falls to zero, the RMD Wealth Guard death benefit will terminate. You will be eligible for a refund of 10% of your total contributions and transfers to the Protected Benefit account less the dollar amount of any Excess RMD withdrawals you have taken. For more information, see “RMD Wealth Guard Refund feature” in “Contract Features and Benefits” earlier in this Prospectus. Your contract will terminate, unless you have amounts allocated to the Investment account.

Any remaining RMD payments from the Investment account will continue uninterrupted from the Investment account, beginning in the calendar year the Protected Benefit account falls to zero. See “RMD Wealth Guard death benefit” in “Contract features and benefits” earlier in this Prospectus; and “Tax information” later in the Prospectus for more information.

•

If you elected the GMIB and your Protected Benefit account value falls to zero as the result of the payment of any applicable charges or a withdrawal that is not an Excess withdrawal, you will receive Lifetime GMIB payments if the no-lapse guarantee is still in effect, in accordance with the terms of the GMIB. Unless you have amounts allocated to your Investment account, your contract will also terminate.

•

If your Protected Benefit account value falls to zero due to an Excess withdrawal, your GMIB will terminate and you will not receive Lifetime GMIB payments. Unless you have amounts allocated to your Investment account, your contract will also terminate.

Certain withdrawals, even one that does not cause your Total account value to fall to zero, will be treated as a request to surrender your contract and terminate your Guaranteed minimum death benefit. See “Withdrawals treated as surrenders” in “Accessing your money.”

As discussed earlier in this Prospectus, we reserve the right to discontinue or limit your ability to make subsequent contributions to the contract or subsequent transfers or contributions to the Protected Benefit account variable investment options, either directly or through the Special DCA program. If we exercise this right, you will not have the ability to fund the contract and any Guaranteed benefits in order to avoid contract and/or Guaranteed benefit termination.

Withdrawals and/or deductions of charges during or following a period of poor market performance in which your account values decrease, increases the possibility that such a withdrawal or deduction could cause your account values to fall to zero.

3. Transferring your money among investment options

Transferring your account value

At any time before the date annuity payments are to begin, you can transfer some or all of your Total account value among the investment options, subject to the following:

•	You may not transfer any amount to the Special DCA program.

•	Amounts allocated to the Investment account variable investment options or guaranteed interest option can be transferred among the Investment account variable investment options.

•

If you have the GMIB alone or with the Highest Anniversary Value or Return of Principal death benefit, you may only transfer amounts allocated to the Investment account variable investment options and the guaranteed interest option to the Protected Benefit account variable investment options starting at age 55 and continuing through age 80 or, if later, until your first contract date anniversary. In the case of joint owners, both owners must be at least age 55 before transferring amounts into the Protected Benefit account.

•

If you elect the Highest Anniversary Value or Return of Principal death benefit without the GMIB, you may transfer amounts allocated to the Investment account variable investment options and the guaranteed interest option to the Protected Benefit account variable investment options through age 80 or, if later, until your first contract date anniversary.

•

If you elect the RMD Wealth Guard death benefit, you may transfer amounts allocated to the Investment account variable investment options and the guaranteed interest option to the Protected Benefit account variable investment options at any time prior to your 69th birthday, or if later, your first contract date anniversary, subject to the rules and limitations described below:

—	If you are under age 65, you may transfer 100% of your Investment account value variable investment options to the Protected Benefit account variable investment options.

—

If you were age 20-64 on your contract date, and are now age 65 or older, the maximum amount you may transfer to the Protected Benefit account is equal to your Investment account value as of the transaction date minus your total contributions to the Investment account from age 65 through age 68. For purposes of this calculation, “total contributions” excludes contributions you made to the Investment account prior to your first contract date anniversary.

For example, assume you were 64 1/2 on your contract date, you elected the RMD Wealth Guard death benefit, you are now 68 years old and your Investment account value on the date of your transfer request is $30,000. Further assume that your total contributions to the Investment Account from age 65 to 68 were equal to $20,000, but of that amount $5,000 was contributed before your first contract date anniversary. The maximum amount you may transfer from the Investment account variable investment options to the Protected Benefit account variable investment options is $15,000 ($30,000 - ($20,000 - $5,000)).

—

If you elected the RMD Wealth Guard death benefit and were age 65-68 on your contract date, you may transfer 100% of your Investment account value variable investment options to the Protected Benefit account variable investment options.

•

Transfers into your Protected Benefit account will be allocated in accordance with your allocation instructions on file. See the limitations on amounts that may be transferred out of the guaranteed interest option below.

•

Amounts invested in the Protected Benefit account variable investment options can only be transferred among the Protected Benefit account variable investment options. Transfers out of the Protected Benefit account variable investment options into the Investment account variable investment options or guaranteed interest option are not permitted. However, if the owner elects to drop all Guaranteed benefits, the entire Protected Benefit account value must be withdrawn from the contract or transferred into the Investment account variable investment options or guaranteed interest option. See “Dropping or changing your Guaranteed benefits” in “Contract features and benefits” earlier in this Prospectus. See the limitations on amounts that may be transferred into the guaranteed interest option below.

•

Once a withdrawal is taken from your Protected Benefit account, you cannot make additional contributions to your Protected Benefit account. You may, however, be able to continue to make transfers from your Investment account to the Protected Benefit account variable investment options until such time as you make a subsequent contribution to your Investment account, at which point transfers into the Protected Benefit account will no longer be available. A subsequent contribution received by us in the first 90 calendar days after your contract is issued will not be counted towards shutting down transfers to your Protected Benefit account. See

“How withdrawals affect your Guaranteed benefits” in “Contract features and benefits” earlier in this Prospectus.

•

A transfer into the guaranteed interest option will not be permitted if such transfer would result in more than 25% of the Total account value being allocated to the guaranteed interest option, based on the Total account value as of the previous business day. This restriction is waived for amounts transferred from a dollar cost averaging program into the guaranteed interest option.

•	We reserve the right to restrict transfers into and among variable investment options, including limitations on the number, frequency, or dollar amount of transfers.

•

We may charge a transfer charge for any transfers in excess of 12 transfers in a contract year. For more information, see “Transfer charge” under “Charges that the Company deducts” in “Charges and expenses” later in this Prospectus.

•	For transfer restrictions regarding disruptive transfer activity, see “Disruptive transfer activity” below.

•

The maximum amount that may be transferred from the guaranteed interest option to any investment option (including amounts transferred pursuant to the fixed-dollar option and interest sweep option dollar cost averaging programs described under “Allocating your contributions” in “Contract features and benefits” earlier in this Prospectus) in any contract year is the greatest of:

(a)	25% of the amount you have in the guaranteed interest option on the last day of the prior contract year; or

(b)	the total of all amounts transferred at your request from the guaranteed interest option to any of the investment options in the prior contract year; or

(c)	25% of amounts transferred or allocated to the guaranteed interest option during the current contract year.

From time to time, we may remove the restrictions regarding transferring amounts out of the guaranteed interest option. If we do so, we will tell you by way of a supplement to this Prospectus. We will also tell you at least 45 days in advance of the day that we intend to reimpose the transfer restrictions. When we reimpose the transfer restrictions, if any dollar cost averaging transfer out of the guaranteed interest option causes a violation of the 25% outbound restriction, that dollar cost averaging program will be terminated for the current contract year. A new dollar cost averaging program can be started in the next or subsequent contract years.

You may request a transfer in writing (using our specific form) through Online Account Access. You must send in all written transfer requests on the specific form we provide directly to our processing office. We will confirm all transfers in writing.

Please see “Allocating your contributions” in “Contract features and benefits” for more information about your role in managing your allocations.

Disruptive transfer activity

You should note that the contract is not designed for professional “market timing” organizations, or other organizations or individuals engaging in a market timing strategy. The contract is not designed to accommodate programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying Portfolio.

Frequent transfers, including market timing and other program trading or short-term trading strategies, may be disruptive to the underlying Portfolios in which the variable investment options invest. Disruptive transfer activity may adversely affect performance and the interests of long-term investors by requiring a Portfolio to maintain larger amounts of cash or to liquidate Portfolio holdings at a disadvantageous time or price. For example, when market timing occurs, a Portfolio may have to sell its holdings to have the cash necessary to redeem the market timer’s investment. This can happen when it is not advantageous to sell any securities, so the Portfolio’s performance may be hurt. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because a Portfolio cannot predict how much cash it will have to invest. In addition, disruptive transfers or purchases and redemptions of portfolio investments may impede efficient portfolio management and impose increased transaction costs, such as brokerage costs, by requiring the portfolio manager to effect more frequent purchases and sales of portfolio securities. Similarly, a Portfolio may bear increased administrative costs as a result of the asset level and investment volatility that accompanies patterns of excessive or short-term trading. Portfolios that invest a significant portion of their assets in foreign securities or the securities of small- and mid-capitalization companies tend to be subject to the risks associated with market timing and short-term trading strategies to a greater extent than Portfolios that do not. Securities trading in overseas markets present time zone arbitrage opportunities when events affecting Portfolio securities values occur after the close of the overseas market but prior to the close of the U.S. markets. Securities of small- and mid-capitalization companies present arbitrage opportunities because the market for such securities may be less liquid than the market for securities of larger companies, which could result in pricing inefficiencies. Please see the prospectuses for the underlying Portfolios for more information on how Portfolio shares are priced.

We currently use the procedures described below to discourage disruptive transfer activity. You should understand, however, that these procedures are subject to the following limitations: (1) they primarily rely on the policies and procedures implemented by the underlying Portfolios; (2) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; and (3) the design of market timing procedures involves inherently subjective judgments, which we seek to make in a fair and reasonable manner consistent with the interests of all contract owners.

We offer investment options with underlying Portfolios that are part of EQ Premier VIP Trust and EQ Advisors Trust (together, the “affiliated trusts”), as well as investment options with underlying Portfolios of outside trusts with which the Company has entered participation agreements (the “unaffiliated trusts” and, collectively with the affiliated trusts, the “trusts”). The affiliated trusts have adopted policies and procedures regarding disruptive transfer activity. They discourage frequent purchases and redemptions of Portfolio shares and will not make special arrangements to accommodate such transactions. They aggregate inflows and outflows for each Portfolio on a daily basis. On any day when a Portfolio’s net inflows or outflows exceed an established monitoring threshold, the affiliated trust obtains from us contract owner trading activity. The affiliated trusts currently consider transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity.

When a contract is identified in connection with potentially disruptive transfer activity for the first time, a letter is sent to the contract owner explaining that there is a policy against disruptive transfer activity and that if such activity continues certain transfer privileges may be eliminated. If and when the contract owner is identified a second time as engaged in potentially disruptive transfer activity under the contract, we currently prohibit the use of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We or a trust may change the definition of potentially disruptive transfer activity, the monitoring procedures and thresholds, any notification procedures, and the procedures to restrict this activity. Any new or revised policies and procedures will apply to all contract owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

Each unaffiliated trust may have its own policies and procedures regarding disruptive transfer activity. If an unaffiliated trust advises us that there may be disruptive activity from one of our contract owners, we will work with the unaffiliated trust to review contract owner trading activity. Each trust reserves the right to reject a transfer that it believes, in its sole discretion, is disruptive (or potentially disruptive) to the management of one of its Portfolios. Please see the prospectuses for the trusts for more information.

It is possible that a trust may impose a redemption fee designed to discourage frequent or disruptive trading by contract owners. As of the date of this Prospectus, the trusts had not implemented such a fee. If a redemption fee is implemented by a trust, that fee, like any other trust fee, will be borne by the contract owner.

Contract owners should note that it is not always possible for us and the underlying trusts to identify and prevent disruptive transfer activity. In addition, because we do not monitor for all frequent trading at the separate account level, contract owners may engage in frequent trading which may not be detected, for example, due to low net inflows or outflows on the particular day(s). Therefore, no assurance can be given that we or the trusts will successfully impose restrictions on all potentially disruptive transfers. Because there is no guarantee that disruptive trading will be stopped, some contract owners may be treated differently than others, resulting in the risk that some contract owners may be able to engage in frequent transfer activity while others will bear the effect of that frequent transfer activity. The potential effects of frequent transfer activity are discussed above.

Rebalancing among your Investment account variable investment options and guaranteed interest option

We offer two rebalancing programs that you can use to automatically reallocate your Investment account value among your Investment account variable investment options and the guaranteed interest option. Option I allows you to rebalance your Investment account value among the Investment account variable investment options. Option II allows you to rebalance your Investment account value among the Investment account variable investment options and the guaranteed interest option.

To enroll in one of our rebalancing programs, you must notify us in writing or through Online Account Access and tell us:

(a)	the percentage you want invested in each investment option (whole percentages only), and

(b)	how often you want the rebalancing to occur (quarterly, semiannually, or annually on a contract year basis).

Rebalancing will occur on the same day of the month as the contract date. If a contract is established after the 28th, rebalancing will occur on the first business day of the month following the contract date. If you elect quarterly rebalancing, the rebalancing in the last quarter of the contract year will occur on the contract date anniversary.

Once it is available, you may elect or terminate the rebalancing program at any time. You may also change your allocations under the program at any time. Once enrolled in the rebalancing program, it will remain in effect until you instruct us in writing to terminate the program. Requesting an investment option transfer while enrolled in our rebalancing program will not automatically change your allocation instructions for rebalancing your account value. This means that upon the next scheduled rebalancing, we will transfer amounts among your investment options pursuant to the allocation instructions previously on file for your program. Changes to your allocation instructions for the rebalancing program (or termination of your enrollment in the program) must be in writing and sent to our processing office. Termination requests can be made online through Online Account Access. See “How to reach us” in “The Company” earlier in this Prospectus. There is no charge for the rebalancing feature.

Rebalancing does not assure a profit or protect against loss. You should periodically review your allocation percentages as your needs change. You may want to discuss the rebalancing program with your financial professional before electing the program.

While your rebalancing program is in effect, we will transfer amounts among the applicable investment options so that the percentage of your Investment account value that you specify is invested in each option at the end of each rebalancing date.

If you select Option II, you will be subject to our rules regarding transfers from the guaranteed interest option to the Investment account variable investment options. These rules are described in “Transferring your account value” earlier in this section. Under Option II, a transfer into or out of the guaranteed interest option to initiate the rebalancing program will not be permitted if such transfer would violate these rules. If this occurs, the rebalancing program will not go into effect.

You may not elect Option II if you are participating in any dollar cost averaging program. You may not elect Option I if you are participating in the general dollar cost averaging program.

Our optional rebalancing programs are not available for amounts allocated to the Protected Benefit account variable investment options. For information about rebalancing among the Protected Benefit account variable investment options, see the section below.

Rebalancing among your Protected Benefit account variable investment options

You can rebalance your Protected Benefit account value by submitting a request to rebalance as of the date we receive your request, however, scheduled recurring rebalancing is not available. Therefore, any subsequent rebalancing transactions would require a subsequent rebalancing request. Your rebalance request must indicate the percentage you want rebalanced in each investment option (whole percentages only). You can rebalance only to the investment options available in your Protected Benefit account.

When we rebalance your Protected Benefit account, we will transfer amounts among the investment options so that the percentage of your account value in each option at the end of the rebalancing date matches the most recent allocation instructions that we have on file. Rebalancing does not assure a profit or protect against loss, so you should periodically review your allocation percentages as your needs change.

Systematic transfer program

Under the systematic transfer program, you may elect to have amounts from the Investment account variable investment options and the guaranteed interest option transferred to the Protected Benefit account variable investment options. This can be done on a quarterly, semi-annual or annual basis. There are four transfer options available under this program.

Please check with your financial professional or one of our customer service representatives regarding the availability of our Systematic transfer program options.

(i)

Fixed dollar. Under this option, you can transfer a specified dollar amount, subject to a minimum of $50. The dollar amount you select cannot be changed while the program is in effect. If your Investment account value on the transfer date is $50 or less, and you have not elected the systematic transfer program to be in effect for a specified period of time, we will transfer the entire amount and the program will end.

(ii)

Fixed percentage. Under this program, you can transfer a specified percentage of your Investment account as of the date of the transfer. The percentage you select cannot be changed while the program is in effect. If your Investment account value on the transfer date is $50 or less, and you have not elected the systematic transfer program to be in effect for a specified period of time, we will transfer the entire amount and the program will end.

(iii)

Transfer the gains. Under this option, you can transfer amounts in excess of your “total net contributions” (described below) made to the Investment account as of the date of the transfer. The calculated amount to be transferred must be $50 or greater in order for the transfer to occur. If you elect this option after issue, the first transfer will be for all gains in the Investment account as of the date of the transfer. If there are no gains in the Investment account, a transfer will not occur.

(iv)

Transfer the gains in excess of a specified percentage. Under this option, you can transfer amounts in excess of a specified percentage of your “total net contributions” (described below) made to the Investment account as of the date of the sweep. There is no restriction on the maximum percentage you can request, however, the specified percentage cannot be changed while the program is in effect. Also, the calculated amount to be transferred must be $50 or greater in order for the transfer to occur. If you elect this option after issue, the first transfer will be for all gains in the Investment account in excess of a specified percentage. If there are no gains in the Investment account, a transfer will not occur.

For all options, you may elect the systematic transfer program to be in effect for a specified period of time. If you elect the systematic transfer program to be in effect for a specified period of time, the program will continue in effect until the end of the specified period of time or, if earlier, the date you are no longer eligible to transfer amounts into the Protected Benefit account. Any contributions made to the Investment account while the program is in effect will be subject to transfer or sweep to the Protected Benefit account until the date you are no longer eligible to transfer amounts into the Protected Benefit account.

For options (iii) and (iv), the “net contribution amount” is the total contributions made to the Investment account, adjusted for withdrawals and all transfers to the Protected Benefit account. All subsequent contributions made to the Investment account will increase the net contribution amount by the dollar amount of the contribution as of the transaction date of the contribution. All withdrawals and ad hoc transfers from the Investment account will be withdrawn or transferred — gains first. The net contribution amount will only be reduced by a withdrawal or transfer to the extent that the withdrawal or transfer is in excess of “gains” in the Investment account on the date of the transfer. For this purpose, “gains” is equal to the Investment account value immediately prior to the withdrawal or transfer in excess of net contribution.

Please note the following under the Systematic transfer program:

•

As noted above, transfers can be made on a quarterly, semi-annual or annual basis. You can choose a start date for transfers but it cannot be later than the 28th day of the month or later than one year from the date you enroll. The frequency for transfers cannot be changed while the program is in effect. If you decide you want to change the frequency of transfers, you must cancel your current program and re-enroll in the program.

•

Each transfer will be pro-rated from all of your investment options in the Investment account, except for amounts allocated to the Special DCA program. If either option (iii) or (iv) is selected and there are amounts allocated to the Special DCA program, the calculation of the sweep will use your Investment account value (including any amounts in the Special DCA program that are designated for future transfers to the Investment account). However, once the amount to be transferred is calculated, the transfer will be pro-rated from the Investment account variable investment options and the Guaranteed interest option. No amounts will be transferred from the Special DCA program.

•

Under the Fixed percentage option, the calculation of the transfer will not include any amounts in the Special DCA program and the transfer will be pro-rated from the Investment account variable investment options and the guaranteed interest option.

•	All transfers to the Protected Benefit account variable investment options will be in accordance with your allocation instructions on file.

•

An ad hoc transfer from the Investment account to the Protected Benefit account that is not part of the Systematic transfer program will not terminate the program. Please note, however, that a transfer under options (iii) or (iv) could decrease the net contribution amount that is used to determine the gains on each transfer date.

•	You can only have one Systematic transfer program in effect at any one time.

•	You can cancel your Systematic transfer program at any time.
•	Transfers under your Systematic transfer program do not count toward the transfers under the contract that may be subject to a transfer charge.

•	The Systematic transfer program is available with any dollar cost averaging program available under your contract.

•

You can elect a rebalancing program for your Investment account value while the Systematic transfer program is in effect. If a rebalancing transaction date and Systematic transfer program transaction date happen to be on the same Business day, the transfer under the Systematic transfer program will be processed first. Then, we will process the rebalancing of your Investment account value.

•	If all Guaranteed benefits are dropped post-funding of the Protected Benefit account, your Systematic transfer program will be terminated.

•

If we exercise our right to discontinue contributions and/or transfers to the Protected Benefit account variable investment options, or if you are unable to make subsequent contributions and/or transfers to the Protected Benefit account variable investment options due to any other contribution or transfer restriction, your Systematic transfer program will be terminated.

•	If you make a contribution to your Investment account following your first withdrawal from the Protected Benefit account, your Systematic transfer program will be terminated.

•	Transfers under a Systematic transfer program are subject to the limitations specified in “Transferring your account value” earlier in this section.

4. Accessing your money

Withdrawing your account value

You have several ways to withdraw your Total account value before payments begin. The table below shows the methods available under each type of contract.

Your account value could become insufficient due to withdrawals and/or poor market performance. For information on how withdrawals affect your Guaranteed benefits and potentially cause your contract to terminate, please see “Effect of your account values falling to zero” in “Determining your contract’s value” earlier in this Prospectus and “How withdrawals affect your Guaranteed benefits” in “Contract features and benefits” earlier in this Prospectus.

If you take a withdrawal from the Protected Benefit account variable investment options, the withdrawal may impact your existing benefits and you will no longer be permitted to make subsequent contributions into the Protected Benefit account variable investment options. The first withdrawal from your Protected Benefit account may also affect the applicable Roll-up rate used in calculating certain Guaranteed benefits. See “How you can purchase and contribute to your contract” and “Annual Roll-up rate” and “Deferral Roll-up rate” under “Guaranteed minimum income benefit” in “Contract features and benefits” earlier in this Prospectus and “Rules regarding contributions to your contract” in Appendix VII later in this Prospectus for more information. Please note that the Deferral Roll-up Rate and Annual Roll-up rate may be the same.

Method of withdrawal
Contract	Auto- matic payment plans(1)	Partial	Syste- matic(2)	Pre-age 59 1/2 sub- stantially equal	Lifetime required minimum distribu- tion
NQ	Yes	Yes	Yes	No	No
Traditional IRA	Yes	Yes	Yes	Yes	Yes
Roth IRA	Yes	Yes	Yes	Yes	No
QP(3)	Yes	Yes	No	No	No
(1)	Available for contracts with GMIB only.
(2)	Available for withdrawals from your Investment account variable investment options and guaranteed interest option only.
(3)	All payments are made to the plan trust as the owner of the contract. See “Appendix II: Purchase considerations for QP contracts” later in this Prospectus.

Automatic payment plans

(For contracts with GMIB)

You may take automatic withdrawals from your Protected Benefit account under either the Maximum payment plan or the Customized payment plan, as described below. Under either plan, you may take withdrawals on a monthly, quarterly or annual basis. The first payment date cannot be more than one full payment period from the date the enrollment form is received at our processing office. If a later date is specified, we will not process your enrollment form. You may change the payment frequency of your withdrawals at any time, and the change will become effective on the next contract date anniversary.

You may elect either the Maximum payment plan or the Customized payment plan beginning in the contract year in which you first fund your Protected Benefit account. You must wait at least 28 days from enrollment in a plan before automatic payments begin. We will make the withdrawals on any day of the month that you select as long as it is not later than the 28th day of the month. However, you must elect a date that is more than three calendar days prior to your contract date anniversary.

Each scheduled payment cannot be less than $50. If scheduled payments would be less than $50, the program will be terminated. This applies even if an RMD withdrawal causes the reduction of scheduled amounts below $50. Scheduled payments are taken pro rata from all Protected Benefit account variable investment options. Scheduled payments are not taken out of the Special DCA programs.

If you take a partial withdrawal while an automatic payment plan is in effect:

•

After scheduled payments begin, a partial withdrawal (together with all withdrawals to date in the contract year) that exceeds the Annual withdrawal amount will terminate the program. You may set up a new program immediately, but it will not begin until the next contract year.

•

After scheduled payments begin, a partial withdrawal (together with all withdrawals to date in the contract year) that is less than or equal to the Annual withdrawal amount may cause payments to be suspended until the next contract year once the full Annual withdrawal amount for that contract year has been paid out. After a partial withdrawal is taken, you will continue to receive scheduled payments without a disruption in payments until the Annual withdrawal amount is paid out. After the full Annual withdrawal amount has been paid out, the program will be suspended for the remainder of the contract year.

Maximum payment plan

If you have funded the GMIB, the Maximum payment plan is available beginning in the contract year in which you first fund your Protected Benefit account. Under the Maximum payment plan, you can request us to pay you the Annual withdrawal amount as scheduled monthly, quarterly or annual payments. The payment amount may increase or decrease annually as the result of a change in the Annual Roll-up rate. Also, the payment amount may increase as the result of a reset of your GMIB benefit base.

For monthly or quarterly payments, the Annual withdrawal amount will be divided by 12 or 4 (as applicable). The program is designed to pay the entire Annual withdrawal amount in each contract year, regardless of whether the program is started at the beginning of the contract year or on some other date during the contract year. Consequently, a program that commences on a date other than during the first month or quarter, as applicable, following a contract date anniversary will account for any payments that would have been made since the beginning of the contract year, as if the program were in effect on the contract date anniversary. A catch-up payment will be paid for the number of payment dates that have elapsed from the beginning of the contract year up to the date the enrollment is processed. The catch-up payment is made immediately when the Maximum payment plan enrollment is processed. Thereafter, scheduled payments will begin one payment period later.

If you make a contribution or transfer to the Protected Benefit account and later in the same contract year enroll in the Maximum payment plan, we will calculate the pro-rated Roll-up amount associated with the contribution or transfer and add it to the portion of the Annual withdrawal amount not yet paid for the year. Once the Maximum payment plan takes effect, the payments you receive will include catch-up payments to ensure you receive the higher Annual withdrawal amount.

If you make a contribution or transfer to the Protected Benefit account after having enrolled in the Maximum payment plan during the same contract year, your remaining payments for that contract year will not change. On your next contract date anniversary, your GMIB benefit base and Annual withdrawal amount will be adjusted for the contribution or transfer, and this adjustment will be reflected in your subsequent payments under the Maximum payment plan.

A partial withdrawal taken from the Protected Benefit account in the same contract year prior to enrollment in the Maximum payment plan will have the following effect:

•	If the amount of the partial withdrawal is more than the Annual withdrawal amount, we will not process your enrollment form.

•	If the amount of the partial withdrawal is less than the Annual withdrawal amount, then the partial withdrawal will be factored into the Maximum payment plan payments for that contract year.

•

Annual frequency: If the amount of the partial withdrawal is less than the Annual withdrawal amount, the remaining Annual withdrawal amount is paid on the date the enrollment form is processed or a later date selected by the owner. You may not select a date later than the next contract date anniversary.

•	A partial withdrawal that is taken after you are enrolled in the program but before the first payment is made terminates the program.

Customized payment plan

Please check with your financial professional or one of our customer service representatives regarding the availability of our Customized payment plan options.

If you have funded the GMIB, the Customized payment plan is available beginning in the contract year in which you first fund your Protected Benefit account. Currently, any of the following five Customized payment plan options can be elected. For options that are based on a withdrawal percentage, the specified percentage is applied to your GMIB benefit base as of the most recent contract date anniversary. See “Annual withdrawal amount” in “Guaranteed minimum income benefit” under “Contract features and benefits” earlier in this Prospectus.

The following payment options can be elected under the Customized payment plan. For options (i)-(iii) and (v), your payment may increase or decrease annually as the result of a change in the Annual Roll-up rate. Also, the payment amount may increase as the result of a reset of your GMIB benefit base.

(i)	Guaranteed minimum percentage: You can request us to pay you as scheduled payments a withdrawal amount based on a withdrawal percentage that is fixed at the guaranteed Roll-up floor.

(ii)

Fixed percentage below the Annual Roll-up rate: You can request us to pay you as scheduled payments a withdrawal amount based on the applicable Annual Roll-up rate minus a fixed percentage for each contract year. If in any contract year the calculation would result in a payment that is less than the guaranteed Roll-up floor, your withdrawal percentage for that contract year will be equal to the guaranteed Roll-up floor. In other words, the withdrawal percentage can never be less than the guaranteed Roll-up floor. Your percentage requests must be in increments of 0.50%.

(iii)

Fixed percentage: You can request us to pay you as scheduled payments a withdrawal amount based on a fixed percentage. The percentage may not exceed the Annual Roll-up rate in any contract year. If in any contract year the fixed percentage is greater than your Annual Roll-up rate for that contract year, or if a scheduled payment would cause your total withdrawals for the year to exceed the Annual withdrawal amount, we will pay you only the Annual withdrawal amount as scheduled payments for that contract year and any remaining payments will be suspended. Your percentage requests must be in increments of 0.50%.

(iv)

Fixed dollar amount: You can request us to pay you as scheduled payments a fixed dollar withdrawal amount each contract year. The fixed dollar amount may not exceed your Annual withdrawal amount in any contract year. If in any contract year the fixed dollar amount is greater than your Annual withdrawal amount, we will pay you as scheduled payments only your Annual withdrawal amount.

(v)

Fixed dollar amount or fixed percentage from both your Protected Benefit account and your Investment account: You can request us to pay you a fixed dollar amount or fixed percentage as scheduled payments that may be greater than your Annual withdrawal amount. The Annual withdrawal amount will be withdrawn from your Protected Benefit account. We will pay you any requested amount that is in excess of your Annual withdrawal amount from your Investment account. If in any contract year there is insufficient value in the Investment account to satisfy your requested fixed dollar or fixed percentage withdrawal, we will pay you the maximum amount that can be withdrawn from your Annual withdrawal amount and your Investment account as scheduled payments for that contract year even though this amount will be less than you requested.

For examples of how withdrawals affect your Guaranteed benefit bases, see Appendix VI later in this Prospectus.

Partial withdrawals and surrenders

You may take partial withdrawals from your contract at any time. All withdrawal requests must be made on a specific form provided by us. Please see “How to reach us” under “The Company” earlier in this Prospectus for more information. Currently, the minimum withdrawal amount is $300. For discussion on how amounts can be withdrawn, see “How withdrawals are taken from your Total account value” below. You can also surrender your contract at any time.

Any request for a partial withdrawal that results in an Excess withdrawal will suspend your participation in either the Maximum payment plan or Customized payment plan.

Systematic withdrawals

(All contracts except QP)

You may take systematic withdrawals of a particular dollar amount, a particular percentage of, or a specific investment option from your Investment account variable investment options and guaranteed interest option. If there is insufficient account value in the specific investment option you elected, your systematic withdrawals will continue from the remaining Investment account variable investment option or the guaranteed interest option on a pro rata basis.

You may elect a systematic withdrawal option up to 100% of your Investment account value. However, if you elect a systematic withdrawal option in excess of these limits, and make a subsequent contribution to your Investment account, the systematic withdrawal option will be terminated. You may then elect a new systematic withdrawal option within the limits described in the preceding paragraph.

If you elect our systematic withdrawal program, you may request to have your withdrawals made on any day of the month, subject to the following restrictions:

•	You must select a date that is more than three calendar days prior to your contract date anniversary; and

•	You cannot select the 29th, 30th or 31st.

If you do not select a date, we will make the withdrawals the same day of the month as the day we receive your request to elect the program, subject to the same restrictions listed above. If you have also elected a GMIB Automatic payment plan, unless you instruct us otherwise, your systematic withdrawal option withdrawals will be on the same date as your automatic payment plan. You must wait at least 28 days after your contract is issued before your systematic withdrawals can begin.

You may elect to take systematic withdrawals at any time.

If the systematic withdrawal option is elected with an Automatic payment plan, the payment frequency will be the same as the Automatic payment plan.

You may change the payment frequency, or the amount or the percentage of your systematic withdrawals, once each contract year. However, you may not change the amount or percentage in any contract year in which you have already taken a partial withdrawal. You can cancel the systematic withdrawal option at any time.

If you take a partial withdrawal while you are taking systematic withdrawals, your systematic withdrawal option will be terminated. You may then elect a new systematic withdrawal option.

Substantially equal withdrawals

(Traditional IRA and Roth IRA contracts only)

We offer our “substantially equal withdrawals option” to allow you to receive distributions from your contract without triggering the 10% additional federal income tax penalty, which normally applies to distributions made before age 59 1/2. Substantially equal withdrawals are also referred to as “72(t) exception withdrawals”. See “Tax information” later in this Prospectus. The substantially equal withdrawals option is available only if 100% of your Total account value is allocated to either the Protected Benefit account or the Investment account. This option is not available if your Total account value is split between the Protected Benefit account and the Investment account at the time you elect this option. If you elect to take substantially equal withdrawals, you may not elect any other automated withdrawal program. Once you have elected substantially equal withdrawals, amounts can be allocated to either or both the Investment account and the Protected Benefit account.

If you elect our substantially equal withdrawals option, we calculate the permissible distributions for you using one of the IRS-approved methods for doing this. You should be aware that the portion of any withdrawal from the Protected Benefit account that is in excess of the Annual withdrawal amount will reduce the benefit base(s) for your Guaranteed benefits on a pro rata basis as of the date of the withdrawal. See “How withdrawals affect your Guaranteed benefits” and “Annual withdrawal amount” under “Guaranteed minimum income benefit” in “Contract features and benefits” for more information.

Our substantially equal withdrawals option is not the exclusive method of meeting the penalty exception. After consultation with your tax adviser, you may decide to use any permissible method. If you do not elect our substantially equal withdrawals option, you would have to compute withdrawal amounts yourself and request partial withdrawals.

Once you begin to take substantially equal withdrawals, you should not do any of the following until after the later of age 59 1/2 or five full years after the first withdrawal: (i) stop them; (ii) change the pattern of your withdrawals (for example, by taking an additional partial withdrawal); or (iii) contribute any more to the contract. If you alter the pattern of withdrawals, you may be liable for the 10% federal tax penalty that would have otherwise been due on prior withdrawals made under this option and for any interest on the delayed payment of the penalty.

Making additional contributions to the contract is treated as changing the pattern of withdrawals. It does not matter whether the additional contributions are made by direct transfer or rollover; nor does it matter if they are made to the Investment account or the Protected Benefit account. Because the penalty exception method does not permit additional contributions or payment changes to restore any Guaranteed benefit base under the contract, you and your tax adviser should consider carefully whether you should elect the Substantially equal withdrawals option or any other method of penalty exception withdrawals if you have allocated or intend to allocate amounts to the Protected Benefit account value after starting Substantially equal withdrawals.

In accordance with IRS guidance, an individual who has elected to receive substantially equal withdrawals may make a one-time change, without penalty, from one of the IRS-approved methods of calculating fixed payments to another IRS-approved method (similar to the required minimum distribution rules) of calculating payments, which vary each year.

If the contract is eligible, you may elect to take substantially equal withdrawals at any time before age 59 1/2. We will make the withdrawal on any day of the month that you select as long as it is not later than the 28th day of the month. However, you must elect a date that is more than three calendar days prior to your contract date anniversary. We will calculate the amount of your substantially equal withdrawals using the IRS-approved method we offer. The payments will be made monthly, quarterly or annually as you select. These payments will continue until (i) we receive written notice from you to cancel this option; (ii) you take an additional partial withdrawal; or (iii) you contribute any more to the contract. You may elect to start receiving substantially equal withdrawals again, but the payments may not restart in the same calendar year in which you took a partial withdrawal or added amounts to the contract. We will calculate the new withdrawal amount.

Because the IRS-approved penalty exception methods do not permit you to add contributions or change payments to restore the Guaranteed benefit base(s), as noted above, you and your tax adviser should consider carefully whether you should elect the substantially equal withdrawals option or any other method of penalty exception withdrawals if you have allocated any amounts to the Protected Benefit account. Please note that electing to take substantially equal withdrawals from a contract with the RMD Wealth Guard death benefit may limit the utility of that benefit. See the discussion of the “RMD Wealth Guard death benefit” under “Contract features and benefits” earlier in this Prospectus.

Lifetime required minimum distribution withdrawals

(Traditional IRA contracts only — See “Tax information” later in this Prospectus)

We offer our “Automatic required minimum distribution (RMD) service” to help you meet lifetime required minimum distributions under federal income tax rules. The Automatic RMD service generally offers RMD payments from your Investment account value. This is not the exclusive way for you to meet these rules. After consultation with your tax adviser, you may decide to compute RMDs yourself and request partial withdrawals. Before electing this account-based withdrawal option, you should consider whether annuitization might be better in your situation. Except as described in “RMDs for contracts with GMIB” below, if you have funded your Guaranteed benefit(s), amounts withdrawn from the contract to meet RMDs may reduce your benefit base(s) and may limit the utility for most benefit(s), other than the RMD Wealth Guard death benefit. Also, the actuarial present value of additional contract benefits must be added to the Total account value in calculating RMD payments from annuity contracts funding IRAs, which could increase the amount required to be withdrawn. Please refer to “Required minimum distributions” in “Tax information” later in this Prospectus.

This service is not available under QP contracts. All withdrawals from your Protected Benefit account under a QP contract owned by a defined contribution plan reduce your RMD Wealth Guard death benefit base on a pro rata basis until such time as the contract is converted into a IRA. (See “Appendix II: Purchase considerations for QP contracts” later in this Prospectus).

Under legislation enacted at the end of 2019:

•	If your birthdate is June 30, 1949 or earlier, you may elect our “automatic required minimum distribution (RMD) service” in the year in which you reach age 70 1/2, or in any later year.

•	If your birthdate is July 1, 1949 or later, you may elect our “automatic required minimum distribution (RMD) service” in the year in which you reach age 72, or in any later year.

See the discussion of lifetime required minimum distributions under “Tax Information” later in this Prospectus.

However, unless you have the GMIB you cannot elect this service until after your first contract date anniversary. The minimum amount we will pay out is $250. Currently, RMD payments will be made annually.

Except for contracts with the GMIB (discussed in the next section), this service does not generate automatic RMD payments during the first calendar year during which your contract is issued. Therefore, if you are making a rollover or transfer contribution to the contract after age 72 (or age 70 1/2 if applicable), you must take any RMDs before the rollover or transfer.

For traditional IRA contracts, we will send a form outlining the distribution options available in the year you reach age 72 (or age 70 1/2 if applicable) (if you have not begun your annuity payments before that time).

RMDs for contracts with GMIB.  (Traditional IRA contracts only — See “Tax information” later in this Prospectus)

For contracts with GMIB if you elect our Automatic RMD service, any Lifetime RMD payment we make to you up to the greater of your Lifetime RMD payment or Annual withdrawal amount each year will count towards your Annual withdrawal amount but:

(i)	during the GMIB Roll-up period, will not offset the Annual Roll-up amount by more than the Annual withdrawal amount; and

(ii)	during the GMIB Roll-up period and after the GMIB Roll-up period ends, will not reduce your GMIB benefit base.

See “Excess withdrawals” below.

If you do not elect the Automatic RMD service, any withdrawal in excess of the Annual withdrawal amount is an Excess withdrawal that will reduce your GMIB benefit base on a pro rata basis.

For contracts with GMIB and the Highest Anniversary Value death benefit or Return of Principal death benefit, if you elect our Automatic RMD service, any Lifetime RMD payment we make to you up to the greater of your Lifetime RMD payment or Annual withdrawal amount each year will count towards your Annual withdrawal amount, but:

(i)	during the GMIB Roll-up period, will not offset the Annual Roll-up amount by more than the Annual withdrawal amount;

(ii)	during the GMIB Roll-up period and after the GMIB Roll-up period ends, will not reduce your GMIB benefit base; and

(iii)	will reduce your Highest Anniversary Value on a dollar-for-dollar basis and Return of Principal benefit base on a pro rata basis.

See “Excess withdrawals” below.

If you do not elect the Automatic RMD service, any withdrawal in excess of the Annual withdrawal amount is an Excess withdrawal that will reduce your GMIB benefit base and Highest Anniversary Value or Return of Principal benefit base on a pro rata basis.

For contracts with the Return of Principal death benefit or the Highest Anniversary Value death benefit elected without the GMIB, all withdrawals, including RMD payments through our Automatic RMD service, reduce those benefit bases on a pro rata basis. Amounts from both your Protected Benefit account and Investment account values are used to determine your Lifetime RMD payment each year.

Excess withdrawals.  If, either before or after receiving your Lifetime RMD payment, you take one or more partial withdrawals from the Protected Benefit account during the same contract year, the amount by which your total withdrawals for the year exceed the Annual withdrawal amount is treated as an Excess Withdrawal that will reduce your Guaranteed benefit bases on a pro rata basis.

The no-lapse guarantee will not be terminated if a RMD payment using our Automatic RMD service causes your cumulative withdrawals from the Protected Benefit account in the contract year to exceed your Annual withdrawal amount.

Additional RMD payment.  If you elect either the Maximum payment plan or the Customized payment plan (together, “automatic payment plans”) and our Automatic RMD service, we will make an extra payment, if necessary, in December that will equal your Lifetime RMD amount less all payments made through your payment date and any scheduled December payment. The combined Automatic payment plan and RMD payment will not be treated as an Excess withdrawal if the RMD, together with any withdrawal taken under one of our automatic plans exceeds your Annual withdrawal amount.

•

For contracts with the GMIB, the additional payment will not reduce your GMIB benefit base if received during the GMIB Roll-up period, as long as you elected Automatic RMD service. After the end of the GMIB Roll-up period, your GMIB benefit base will not be reduced by the amount of the additional payment.

•

For contracts with the GMIB and Highest Anniversary Value death benefit, your GMIB benefit base will not be reduced by the amount of the additional payment, while the additional payment will reduce your Highest Anniversary Value benefit base on a dollar-for-dollar basis.

•	For contracts with the Highest Anniversary Value death benefit if the GMIB is not also elected, all withdrawals reduce your Highest Anniversary Value benefit base on a pro rata basis.

If you take any partial withdrawals in addition to your RMD and Automatic payment plan payments, your applicable

Automatic payment plan may be suspended as discussed above. Any partial withdrawal taken from your Protected Benefit account may cause an Excess withdrawal. Further, your GMIB benefit base and Annual withdrawal amount will be reduced.

If you elect our Automatic RMD service and elect to take your Annual withdrawal amount in partial withdrawals without electing one of our available Automatic payment plans, we will make a payment, if necessary, in December that will equal your RMD payment less all withdrawals made through your payment date. If prior to your payment date you make a partial withdrawal that exceeds your Annual withdrawal amount and your RMD amount, any portion of that partial withdrawal taken from your Protected Benefit account will be treated as an Excess withdrawal, as well as any subsequent partial withdrawals taken from your Protected Benefit account made during the same contract year. However, if by your payment date your withdrawals have not exceeded your RMD amount, the RMD payment we make to you will not be treated as an Excess withdrawal.

Your RMD payment will be withdrawn on a pro rata basis from your Investment account variable investment options and guaranteed interest option, excluding amounts in the Special DCA program. If there is insufficient value or no value in those options, we will withdraw amounts from your Special DCA program. If there is insufficient value in those options, any additional amount of the RMD payment or the total amount of the RMD payment will be withdrawn from your Protected Benefit account variable investment options. For information on how RMD payments are taken from your contract see “How withdrawals are taken from your Total account value” below.

If you do not elect our Automatic RMD service and if your Annual withdrawal amount is insufficient to satisfy the RMD payment, any additional withdrawal taken in the same contract year (even one to satisfy your RMD payment) from your Protected Benefit account will be treated as an Excess withdrawal.

RMDs for Traditional IRA contracts with the RMD Wealth Guard death benefit.  (See “Tax information” later in this Prospectus)

For contracts with the RMD Wealth Guard death benefit, we offer the RMD Wealth Guard withdrawal service for RMD withdrawals from your Protected Benefit account and/or Investment account to help you meet lifetime required minimum distributions under federal income tax rules. This is not the exclusive way for you to meet these rules. After consultation with your tax adviser, you may decide to compute RMDs yourself. If you enroll in our RMD Wealth Guard withdrawal service, you will be able to elect to take RMD withdrawals from your Protected Benefit account value and Investment account value. You may elect the RMD withdrawal service in the calendar year in which you reach age 70 1/2 or in any later year. The minimum amount we will pay out is $50. Withdrawals from the Protected Benefit account other than Excess RMD withdrawals, will not reduce your

RMD Wealth Guard death benefit base. Your RMD Wealth Guard death benefit base will be reduced on a pro rata basis by Excess RMD withdrawals. An Excess RMD withdrawal is any of the following:

•	the full amount of any withdrawal from your Protected Benefit Account taken before the calendar year in which you turn age 70 1/2;

•	the full amount of any withdrawal from your Protected Benefit Account taken during your first contract year, even if you turn age 70 1/2 during that year; or

•	in any year after your first contract year, the portion of a withdrawal from your Protected Benefit account that exceeds your RMD Wealth Guard withdrawal amount for the calendar year.

RMD payments under our RMD Wealth Guard withdrawal service can be paid monthly, quarterly or annually.

If you elect the RMD Wealth Guard withdrawal service and had previously elected the systematic withdrawal option, your systematic withdrawal program will be terminated.

Since RMDs are generally not required to be withdrawn from a Roth IRA during your lifetime, if you convert your traditional IRA to a Roth IRA, before you convert, you must drop the RMD Wealth Guard death benefit. For information on dropping this benefit, see “Dropping or changing your Guaranteed benefits” in “Contract features and benefits”, earlier in this Prospectus and under Appendix I.

This service is not available under QP contracts. All withdrawals from your Protected Benefit account under a QP contract owned by a defined contribution plan reduce your RMD Wealth Guard death benefit base on a pro rata basis until such time as the contract is converted into a IRA. (See “Appendix II: Purchase considerations for QP contracts” later in this Prospectus).

For more information about the RMD Wealth Guard death benefit, see “RMD Wealth Guard death benefit” under “Contract features and benefits” earlier in this Prospectus.

How withdrawals are taken from your Total account value

Unless you specify otherwise, all withdrawals (other than Automatic payment plan withdrawals and lump sum withdrawals of your Annual withdrawal amount and substantially equal withdrawals, as discussed below) will be taken on a pro rata basis from your Investment account variable investment options and guaranteed interest option, excluding amounts in the Special DCA program. If there is insufficient value or no value in those options, we will subtract amounts from the Special DCA program. If there is insufficient value in those options, any additional amount of the withdrawal required or the total amount of the withdrawal will be withdrawn from your Protected Benefit account variable investment options. Any amounts withdrawn from the Special DCA program that were designated for the Protected Benefit account variable investment options will reduce your Guaranteed benefit base(s).

Automatic payment plan withdrawals (other than fixed dollar amount or fixed percentage withdrawals) and lump sum withdrawals of your Annual withdrawal amount will always be taken on a pro rata basis only from your Protected Benefit account variable investment options.

Lump sum, fixed dollar amount or fixed percentage withdrawals are first taken on a pro rata basis from your Protected Benefit account variable investment options. If there is insufficient value or no value in those options, we will subtract amounts from your Investment account variable investment options and guaranteed interest option, excluding amounts in the Special DCA program. If there is insufficient value or no value in those options, we will subtract amounts from the Special DCA program.

Substantially equal withdrawals are taken on a pro rata basis from your Total account value. However, if after you have elected the substantially equal withdrawals option your Total account value is split between the Protected Benefit account value and the Investment account value, your substantially equal withdrawals will be taken on a pro rata basis from your Investment account variable investment options and guaranteed interest option, excluding amounts in the Special DCA program. If there is insufficient value or no value in those options, we will subtract amounts from the Special DCA program. If there is insufficient value in those options, any additional amount of the withdrawal required or the total amount of the withdrawal will be withdrawn from your Protected Benefit account variable investment options. Any amounts withdrawn from the Special DCA program that were designated for the Protected Benefit account variable investment options will reduce your Guaranteed benefit base(s).

You may choose to have withdrawals subtracted from your contract based on the following options:

(1)	Take the entire withdrawal on a pro rata basis from the Protected Benefit account variable investment options; or

(2)

Take the entire withdrawal from the Investment account value, either on a pro rata basis, or specifying which Investment account variable investment options and/or guaranteed interest option the withdrawal should be taken from;

(3)

Request a withdrawal to be taken from the Protected Benefit account variable investment options and take the remaining part of the withdrawal from the Investment account variable investment options. You must specify the investment options for the Investment account value. The withdrawal from the Protected Benefit account variable investment options will be taken on a pro rata basis; or

(4)

Request a withdrawal to be taken from the Investment account variable investment options and take the remaining part of the withdrawal from the Protected Benefit account variable investment options. You must specify the investment options for the Investment account value. The withdrawal from the Protected Benefit account variable investment options will be taken on a pro rata basis.

For more information on how withdrawals affect your Guaranteed benefits, see “How withdrawals affect your Guaranteed benefits” in “Contract features and benefits” earlier in this Prospectus and Appendix VI later in this Prospectus.

Withdrawals treated as surrenders

Certain withdrawals may cause your contract and certain Guaranteed benefits to terminate, as follows:

•	Any fee deduction and/or withdrawal that causes your Total account value to fall to zero will terminate the contract and any applicable Guaranteed benefit, subject to the following:

—

the GMIB (while the no-lapse guarantee is in effect unless your Protected Benefit account value falls to zero due to an “Excess withdrawal”) will continue as described under “Guaranteed minimum income benefit” in “Contract features and benefits” earlier in this Prospectus; and

—

If you elected the RMD Wealth Guard death benefit and your Protected Benefit account falls to zero, you will be eligible for a refund of 10% of your total contributions and transfers to the Protected Benefit account less the dollar amount of any Excess RMD withdrawals you have taken. For more information, see “RMD Wealth Guard Refund feature” in “Contract Features and Benefits” earlier in this Prospectus.

•	If you do not have, or if you have not yet funded the RMD Wealth Guard death benefit or the GMIB or if the no-lapse guarantee is no longer in effect, the following applies:

—	a request to withdraw 90% or more of your cash value will terminate your contract and any applicable Guaranteed minimum death benefit;

—

we reserve the right to terminate the contract and any applicable Guaranteed minimum death benefit if no contributions are made during the last three contract years and the cash value is less than $500; and

—	we reserve the right to terminate your contract and any applicable Guaranteed minimum death benefit if any withdrawal would result in a remaining cash values of less than $500.

If your contract is terminated, we will pay you the contract’s cash value. See “Surrendering your contract to receive its cash value” below. For the tax consequences of withdrawals, see “Tax information” later in this Prospectus.

Surrendering your contract to receive its cash value

You may surrender your contract to receive its cash value at any time while an owner is living (or for contracts with non-natural owners, while an annuitant is living) and before you begin to receive annuity payments (Lifetime GMIB payments or otherwise). For a surrender to be effective, we must receive your written request and your contract at our processing office. We will determine your cash value on the date we receive the required information.

Upon your request to surrender your contract for its cash value, all benefits under the contract, including the GMIB, will terminate as of the date we receive the required information if your cash value in your Protected Benefit account is greater than your Annual withdrawal amount remaining for that year. If your cash value is not greater than your Annual withdrawal amount remaining for that year and your no-lapse guarantee is still in effect, then you will receive your cash value and a supplementary life annuity contract under which we will pay you Lifetime GMIB payments. For more information, please see “Effect of your account values falling to zero” in “Determining your contract’s value” and “Guaranteed minimum income benefit” in “Contract features and benefits” earlier in this Prospectus.

You may receive your cash value in a single sum payment or apply it to one or more of the annuity payout options. See “Your annuity payout options” below. For the tax consequences of surrenders, see “Tax information” later in this Prospectus.

When to expect payments

Generally, we will fulfill requests for payments out of the variable investment options within seven calendar days after the business day the transaction request is received by us in good order. These transactions may include applying proceeds to a payout annuity, payment of a death benefit, payment of any amount you withdraw and, upon surrender, payment of the cash value. We may postpone such payments or applying proceeds for any period during which:

(1)	the New York Stock Exchange is closed or restricts trading,

(2)	the SEC determines that an emergency exists as a result of sales of securities or determination of the fair value of a variable investment option’s assets is not reasonably practicable, or

(3)	the SEC, by order, permits us to defer payment to protect people remaining in the variable investment options.

We can defer payment of any portion of your value in the guaranteed interest option or the Special DCA program, (other than for death benefits) for up to six months while you are living.

All payments are made by check and are mailed to you (or the payee named in a tax-free exchange) by U.S. mail, unless you request that we use an express delivery or wire transfer service at your expense.

Signature Guarantee

As a protection against fraud, we require a signature guarantee (i.e., Medallion Signature Guarantee as required by us) for the following transaction requests:

•	disbursements, including but not limited to partial withdrawals, surrenders, transfers and exchanges, over $250,000;
•	any disbursement requested within 30 days of an address change;

•

any disbursement when we do not have an originating or guaranteed signature on file or where we question a signature or perceive any inconsistency between the signature on file and the signature on the request; and

•	any other transaction we require.

We may change the specific requirements listed above, or add signature guarantees in other circumstances, at our discretion if we deem it necessary or appropriate to help protect against fraud. For current requirements, please refer to the requirements listed on the appropriate form or call us at the number listed in this Prospectus.

You can obtain a Medallion Signature Guarantee from more than 7,000 financial institutions that participate in a Medallion Signature Guarantee program. The best source of a Medallion Signature Guarantee is a bank, brokerage firm or credit union with which you do business. A notary public cannot provide a Medallion Signature Guarantee. Notarization will not substitute for a Medallion Signature Guarantee.

Your annuity payout options

The following description assumes annuitization of your entire contract. For partial annuitization, see “Partial Annuitization” below.

Deferred annuity contracts such as Retirement Cornerstone® Series E provide for conversion to annuity payout status at or before the contract maturity date. This is called “annuitization.” Upon annuitization, your account value is applied to provide periodic payments as described in this section; the contract and all its benefits terminate; and will be converted to a supplementary contract for the periodic payments (“payout option”). The supplementary contract does not have an account value or cash value.

You may choose to annuitize your contract at any time, which generally is at least 13 months after the contract date. The contract maturity date is the latest date on which annuitization can occur. If you do not annuitize before the contract maturity date and at the contract maturity date have not made an affirmative choice as to the type of annuity payments to be received, we will convert your contract to the default annuity payout option described in “Annuity maturity date” later in this section.

If you elected the GMIB or a Guaranteed minimum death benefit, your contract may have both a Protected Benefit account value and an Investment account value. If there is a Protected Benefit account value and you choose to annuitize your contract before the contract maturity date, the GMIB will terminate without value even if your GMIB benefit base is greater than zero. The payments that you receive under the payout annuity option you select may be less than you would have received by exercising the GMIB. See “Guaranteed minimum income benefit” in “Contract features and benefits” earlier in this Prospectus for further information. Any Guaranteed minimum death benefit terminates upon annuitization.

In general, your periodic payment amount upon annuitization is determined by your Total account value, the form of the annuity payout option you elect as described below, the timing of your purchase and the applicable annuity purchase rate to which that value is applied. Once begun, annuity payments cannot be stopped unless otherwise provided in the supplementary contract. Your contract guarantees that upon annuitization, your account value will be applied to a guaranteed annuity purchase rate for a life annuity. We reserve the right, with advance notice to you, to change guaranteed annuity purchase rates any time after your fifth contract date anniversary and at not less than five-year intervals after the first change. (Please see your contract and SAI for more information.) In the event that we exercise our contractual right to change the guaranteed annuity purchase factors, we would segregate the account value based on contributions and earnings received prior to and after the change. When your contract is annuitized, we would calculate the payments by applying the applicable purchase factors separately to the value of the contributions received before and after the rate change. We will provide you with 60 days advance written notice of such a change.

In addition, you may apply your Total account value or cash value, whichever is applicable, to any other annuity payout option that we may offer at the time of annuitization. We have the right to require you to provide any information we deem necessary to provide an annuity upon annuitization. If the annuity payment amount is later found to be based on incorrect information, it will be adjusted on the basis of the correct information.

We currently offer you several choices of annuity payout options. The options available directly under the contract entitle you to receive fixed annuity payments. We may offer other payout options not outlined here. Your financial professional can provide details..

The payments that you receive upon annuitization of your Protected Benefit account value may be less than your Annual withdrawal amount or your Lifetime GMIB payments. If you are considering annuitization, you should ask your financial professional for information about the payment amounts that would be made under the various choices that are available to you. You may also obtain that information by contacting us. Annuitization of your Investment account value after the date your Lifetime GMIB payments begin will not affect those payments.

You can currently choose from among the annuity payout options listed below. Restrictions may apply, depending on the type of contract you own or the owner’s and annuitant’s ages at contract issue. Other than life annuity with period certain, we reserve the right to add, remove or change any of these annuity payout options at any time. In addition, if you are exercising your GMIB, your choice of payout options are those that are available under the GMIB (see “Guaranteed minimum income benefit” in “Contract features and benefits” earlier in this Prospectus).

Fixed annuity payout options	• Life annuity • Life annuity with period certain • Life annuity with refund certain

•

Life annuity:  An annuity that guarantees payments for the rest of the annuitant’s life. Payments end with the last monthly payment before the annuitant’s death. Because there is no continuation of benefits following the annuitant’s death with this payout option, it provides the highest monthly payment of any of the life annuity options, so long as the annuitant is living. It is possible that the Life annuity option could result in only one payment if the annuitant dies immediately after annuitization.

•

Life annuity with period certain: An annuity that guarantees payments for the rest of the annuitant’s life. If the annuitant dies before the end of a selected period of time (“period certain”), payments continue to the beneficiary for the balance of the period certain. The period certain cannot extend beyond the annuitant’s life expectancy. A life annuity with a period certain is the form of annuity under the contract that you will receive if you do not elect a different payout option. In this case, the period certain will be based on the annuitant’s age and will not exceed 10 years.

•

Life annuity with refund certain: An annuity that guarantees payments for the rest of the annuitant’s life. If the annuitant dies before the amount applied to purchase the annuity option has been recovered, payments to the beneficiary will continue until that amount has been recovered. This payout option is available only as a fixed annuity.

The life annuity, life annuity with period certain, and life annuity with refund certain payout options are available on a single life or joint and survivor life basis. The joint and survivor life annuity guarantees payments for the rest of the annuitant’s life, and after the annuitant’s death, payments continue to the survivor. We may offer other payout options not outlined here. Your financial professional can provide you with details.

We guarantee fixed annuity payments will be based either on the tables of guaranteed annuity purchase factors in your contract or on our then current annuity purchase factors, whichever is more favorable for you.

The amount applied to purchase an annuity payout option

The amount applied to purchase an annuity payout option varies, depending on the payout option that you choose.

Partial Annuitization.  Partial annuitization of nonqualified deferred annuity contracts is permitted under certain circumstances. You may choose from the life-contingent annuity payout options described here. We no longer offer a period certain option for partial annuitization. We require you to elect partial annuitization on the form we specify. Partial annuitization is not available for the GMIB under a contract. For purposes of this contract, we will effect any partial annuitization as a withdrawal applied to a payout annuity. Please note that a withdrawal from your Protected Benefit account to purchase an annuity payout contract will affect your Guaranteed benefit bases just like any other withdrawal. See “How withdrawals are taken from your Total Account Value” earlier in this Section. Also, see the discussion of “Partial Annuitization” in “Tax Information” later in this Prospectus.

Selecting an annuity payout option

When you select a payout option, we will issue you a separate written agreement confirming your right to receive annuity payments. We require you to return your contract before annuity payments begin. The contract owner and annuitant must meet the issue age and payment requirements.

You can choose the date annuity payments begin but it may not be earlier than thirteen months from your contract date. Please see Appendix V later in this Prospectus for information on state variations. You can change the date your annuity payments are to begin at any time. The date may not be later than the annuity maturity date described below.

The amount of the annuity payments will depend on the amount applied to purchase the annuity and the applicable annuity purchase factors, discussed earlier. The amount of each annuity payment will be less with a greater frequency of payments, or with a longer certain period of a life contingent annuity. Once elected, the frequency with which you receive payments cannot be changed.

If, at the time you elect a payout option, the amount to be applied is less than $2,000 or the initial payment under the form elected is less than $20 monthly, we reserve the right to pay your Total account value in a single sum rather than as payments under the payout option chosen. If you select an annuity payout option and payments have begun, no change can be made.

Annuity maturity date

Your contract has a maturity date. In general, the contract maturity date is based on the age of the original annuitant at contract issue and cannot be changed other than in conformance with applicable law, even if you name a new annuitant. The contract maturity date is the contract date anniversary that follows the annuitant’s 95th birthday (or older joint annuitant if your contract has joint annuitants), unless you have elected otherwise. If you have a NQ contract with the GMIB and the owner is older than the annuitant, the contract maturity date is based on the age of the owner. The contract maturity date may not be less than thirteen months from your contract date, unless otherwise stated in your contract. We will send a notice with the contract statement one year prior to the contract maturity date and with each quarterly statement until the contract maturity date. The notice will include the contract maturity date, describe the available annuity payout options, state the availability of a lump sum payment option, and identify the default payout option, if you do not provide an election by the time of your contract maturity date.

If you have not funded the GMIB, you may either take a lump sum payment or select an annuity payout option on the contract maturity date. If you do not make an election at the contract maturity date, we will apply your Total account value to a life annuity with payments based on the greater of guaranteed or then current annuity purchase rates.

If you have funded the GMIB, the following applies on the contract maturity date:

•	For amounts allocated to your Investment account, you may select an annuity payout option or take a lump sum payment.

•

If you do not make an election for your Protected Benefit account value on your contract maturity date, we will apply the greater of the Protected Benefit account value to (a) and the GMIB benefit base to (b) below:

(a)	a fixed life annuity with payments based on the greater of the guaranteed or then current annuity purchase rates, or

(b)	a supplementary contract with annual payments equal to your GMIB benefit base applied to the applicable GMIB payout factor.

If you elect payments on a joint life basis, the joint life must be your spouse and the joint life GMIB payout factors will be reduced. See “Guaranteed minimum income benefit” in “Contract features and benefits.” You may also elect to have your Protected Benefit account value paid to you in a lump sum or applied to an annuity payout option we are offering at the time.

For amounts allocated to your Investment account, you must select an annuity payout option or take a lump sum payment.

If you are the contract owner and your spouse is the sole primary beneficiary or you jointly own the contract with your younger spouse, your spouse may elect to continue the contract as successor owner upon your death. Under certain circumstances, your surviving spouse may be substituted as annuitant as of the date of your death. If your surviving spouse becomes the annuitant, the contract maturity date may be changed based on the age of the new annuitant. For information about spousal continuation please see “Spousal continuation” later in this Prospectus.

5. Charges and expenses

Charges that the Company deducts

We deduct the following charges each day from the net assets of each variable investment option. Together, they make up the daily “contract fee.” These charges are reflected in the unit values of each variable investment option:

•	An operations charge

•	An administration charge

•	A distribution charge

We deduct the following charges as described later in this section. When we deduct these charges from your variable investment options, we reduce the number of units credited to your contract:

•	On each contract date anniversary — an annual administrative charge, if applicable.

•

On each contract date anniversary — a charge for each optional benefit you elect: a Guaranteed minimum death benefit (other than the Return of Principal death benefit) and the Guaranteed minimum income benefit.

•	At the time annuity payments are to begin — charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state.

•	At the time you request a transfer in excess of 12 transfers in a contract year — a transfer charge (currently, there is no charge).

More information about these charges appears below. We will not increase these charges for the life of your contract, except as noted. We may reduce certain charges under group or sponsored arrangements. See “Group or sponsored arrangements” later in this section.

The charges under the contracts are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the contracts. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the contracts. If, as we expect, the charges that we collect from the contracts exceed our total costs in connection with the contracts, we will earn a profit. Otherwise, we will incur a loss.

The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this Prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray, a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. This does not mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the contracts.

To help with your retirement planning, we may offer other annuities with different charges, benefits and features. Please contact your financial professional for more information.

Separate account annual expenses

Operations charge.  We deduct a daily charge from the net assets in each variable investment option to compensate us for operations expenses, a portion of which compensates us for mortality and expense risks, described below. In connection with the Protected Benefit account variable investment options, a portion of this charge compensates us for our costs in providing the Return of Principal death benefit. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

Series E:	0.80%

The mortality risk we assume is the risk that annuitants as a group will live for a longer time than our actuarial tables predict. If that happens, we would be paying more in annuity income than we planned. We also assume a risk that the mortality assumptions reflected in our guaranteed annuity payment tables, shown in each contract, will differ from actual mortality experience. Lastly, we assume a mortality risk to the extent that at the time of death, the Guaranteed minimum death benefit exceeds the cash value of the contract. The expense risk we assume is the risk that it will cost us more to issue and administer the contracts than we expect.

Administration charge.  We deduct a daily charge from the net assets in each variable investment option. The charge, together with the annual administrative charge described below, is to compensate us for administrative expenses under the contracts. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

Series E:	0.30%

Distribution charge.  We deduct a daily charge from the net assets in each variable investment option to compensate us for a portion of our sales expenses under the contracts. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

Series E:	0.20%

Account value charges

Annual administrative charge.  We deduct an administrative charge from your Total account value on each contract date anniversary. We deduct the charge if your Total account value on the last business day of the contract year is less than

$50,000. If your Total account value on such date is $50,000 or more, we do not deduct the charge. During the first two contract years, the charge is equal to $30 or, if less, 2% of your Total account value. The charge is $30 for contract years three and later.

We will deduct this charge from your value in the Investment account variable investment options and the guaranteed interest option (see Appendix V later in this Prospectus to see if deducting this charge from the guaranteed interest option is permitted in your state) on a pro rata basis. If those amounts are insufficient, we will deduct all or a portion of the charge from the Special DCA account. If those amounts are insufficient, we will deduct all or a portion of the charge from the Protected Benefit account variable investment options.

If the contract is surrendered or annuitized or a death benefit is paid on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.

If your Total account value is insufficient to pay this charge, your contract will terminate without value and you will lose any applicable Guaranteed benefits except as noted under “Effect of your account values falling to zero” in “Determining your contract’s value” earlier in this Prospectus.

Transfer charge

Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for any transfers in excess of 12 per contract year. We will provide you with advance notice if we decide to assess the transfer charge, which will never exceed $35 per transfer. The transfer charge (if applicable), will be assessed at the time that the transfer is processed. Any transfer charge will be deducted from the investment options from which the transfer is made. We will not charge for transfers made in connection with one of our dollar cost averaging programs. Also, transfers from a dollar cost averaging program, our Systematic transfer program or our rebalancing program do not count toward your number of transfers in a contract year for the purposes of this charge.

Special service charges

We deduct a charge for providing the special services described below. These charges compensate us for the expense of processing the special service. Except for the duplicate contract charge, we will deduct from your account value the charge for the special service provided.

Wire transfer charge.  We charge $90 for outgoing wire transfers. Unless you specify otherwise, this charge will be deducted from the amount you request.

Express mail charge.  We charge $35 for sending you a check by express mail delivery. This charge will be deducted from the amount you request.

Duplicate contract charge.  We charge $35 for providing a copy of your contract. The charge for this service can be paid (i) using a credit card acceptable to us, (ii) by sending a check to our processing office, or (iii) by any other means we make available to you.

Check preparation charge.  The standard form of payment for all withdrawals is direct deposit. If direct deposit instructions are not provided, payment will be made by check. Currently, we do not charge for check preparation, however, we reserve the right to impose a charge. We reserve the right to charge a maximum of $85.

Charge for third-party transfer or exchange.  Currently, we are waiving the $65 charge for each third-party transfer or exchange; this waiver may be discontinued at any time, with or without notice. Absent this waiver, we deduct a charge for direct rollovers or direct transfers of amounts from your contract to a third party, such as in the case of a trustee-to-trustee transfer for an IRA contract, or if you request that your contract be exchanged for a contract issued by another insurance company. We reserve the right to increase this charge to a maximum of $125. Please see Appendix V later in this Prospectus for variations in your state.

Guaranteed benefit charges

Return of Principal death benefit.  There is no additional charge for this death benefit. The Return of Principal death benefit, like all of the guaranteed minimum death benefits, only applies to amounts you allocate to the Protected Benefit account variable investment options and not to the contract as a whole.

Highest Anniversary Value death benefit.  If you elect the Highest Anniversary Value death benefit, we deduct a charge annually from your Protected Benefit account variable investment options on each contract date anniversary for which it is in effect. The charge is equal to 0.35% of the Highest Anniversary Value benefit base. If you elect this benefit, but do not fund it until after your contract date, we will deduct the full charge on the contract date anniversary following the date on which you fund the benefit.

RMD Wealth Guard death benefit.  If you elect the RMD Wealth Guard death benefit, we will deduct a charge annually from your Protected Benefit account variable investment options on each contract date anniversary for which it is in effect. The current charge is equal to .60% (if you were age 20-64 on your contract date) or 1.00% (if you were age 65-68 on your contract date) of the RMD Wealth Guard death benefit base in effect each contract date anniversary. If you have this benefit, but do not fund it until after your contract date, we will deduct the full charge on the contract date anniversary following the date on which you fund the benefit. We reserve the right to increase the charge for this benefit up to a maximum of 1.20% (if you were age 20-64 on your contract date) or 2.00% (if you were age 65-68 on your contract date). See, “Fee changes for the Guaranteed minimum income benefit, and RMD Wealth Guard death benefit” below for more information.

Guaranteed minimum income benefit charge.  If you elected the GMIB, we deduct a charge annually from your Protected Benefit account variable investment options on each contract date anniversary until such time that your Lifetime GMIB payments begin or you elect another annuity payout option, whichever occurs first. The current charge is equal to 1.25% of the GMIB benefit base in effect on each contract date anniversary. If you have this benefit, but do not fund it until after your contract date anniversary, we will deduct the full charge on the contract date anniversary following the date on which you fund the benefit. We reserve the right to increase the charge for this benefit up to a maximum of 2.50%. See “Fee changes for the Guaranteed minimum income benefit below for more information.

For the Highest Anniversary Value death benefit, GMIB and RMD Wealth Guard death benefit, we will deduct each charge from your Protected Benefit account variable investment options on a pro rata basis. If those amounts are insufficient to pay the charge and you have no amounts in the Special DCA program designated for the Protected Benefit account variable investment options, your benefit will terminate without value and you will lose any applicable Guaranteed benefits except as noted under “Effect of your account values falling to zero” in “Determining your contract’s value” earlier in this Prospectus. Your contract will also terminate if you do not have any Investment account value.

For the Highest Anniversary Value death benefit, the GMIB and RMD Wealth Guard death benefit, if any of the events listed below occur on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year. The pro rata portion of the charge will be based on the fee that is in effect at the time the charge is assessed.

•	A death benefit is paid;

•	you surrender the contract to receive its cash value;

•	you annuitize your Protected Benefit account value;

•	you transfer 100% of your Protected Benefit account value to the Investment account (following the dropping of your Guaranteed benefits); or

•	you withdraw 100% of your Protected Benefit account value (following the dropping of your Guaranteed benefits).

Fee changes for the Guaranteed minimum income benefit, and RMD Wealth Guard death benefit

We may increase or decrease the charge for the Guaranteed minimum income benefit, and RMD Wealth Guard death benefit. You will be notified of a change in the charge at least 30 days in advance. The charge for each benefit may only change once in a 12 month period and will never exceed the maximum shown in the fee table. If you are within your first two contract years at the time we notify you of a revised charge, the revised charge will be effective the first day of the third contract year or at least 30 days following the notification date and will be assessed beginning on your third contract date anniversary. If you have reached your second contract date anniversary at the time we notify you of a revised charge, the revised charge will be effective 30 days after the notification date and will be assessed as of your next contract date anniversary that is at least 30 days after the fee change notification date and on all contract date anniversaries thereafter. A pro rated charge assessed during any contract year will be based on the charge in effect at that time. See “Guaranteed benefit charges” above for more information. You may not opt out of a fee change but you may drop the benefit if you notify us in writing within 30 days after a fee change is declared. See “Dropping or changing your Guaranteed benefits” in “Contract features and benefits,” as well as Appendix I for more information.

Exercise of the GMIB in the event of a GMIB fee increase.  In the event we increase the charge for the GMIB, you may exercise the GMIB subject to the following rules. If you are within your first two contract years at the time we notify you of a GMIB fee increase, you may elect to exercise the GMIB during the 30 day period beginning on your second contract date anniversary. If you have reached your second contract date anniversary at the time we notify you of a GMIB fee increase, you may elect to exercise the GMIB during the 30 day period beginning on the date of the fee increase notification. Note that if you are within your first two contract years at the time we notify you of a GMIB fee increase, your opportunity to drop the benefit is the 30 day period following notification, not the 30 day period following your second contract date anniversary. We must receive your election to exercise the GMIB within the applicable 30 day GMIB exercise period. Any applicable GMIB exercise waiting period will be waived. Upon expiration of the 30 day exercise period, any contractual waiting period will resume. If your GMIB exercise waiting period has already elapsed when a fee increase is announced, you may exercise your GMIB during either (i) the 30 day GMIB exercise period provided by your contract or (ii) the 30 day exercise period provided by the fee increase. It is possible that these periods may overlap. For more information on your contract’s GMIB exercise period and exercise rules, see “Exercise of GMIB” in “Contract features and benefits”. This feature may not be available in all states. In addition, this feature may vary in your state. For a state-by-state description of all material variations of this contract, see Appendix V later in this Prospectus.

For single owner contracts, the payout can be either based on a single life (the owner’s life) or joint lives. For IRA contracts, the joint life must be the spouse of the owner. For jointly owned contracts, payments can be based on a single life (based on the life of the older owner) or joint lives. For non-natural owners, payments are available on the same basis (based on the annuitant or joint annuitant’s life). Your Lifetime GMIB payments are calculated by applying your GMIB benefit base (as of the date we receive your election in good order) to guaranteed GMIB annuity purchase factors. See “Exercise of Guaranteed minimum income benefit” under “Contract features and benefits” for additional information regarding GMIB exercise.

Charges for state premium and other applicable taxes

We deduct a charge designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. Generally, we deduct the charge from the amount applied to provide an annuity pay-out option. The current tax charge that might be imposed varies by jurisdiction and ranges from 0% to 3.5%.

Charges that the Trusts deduct

The Trusts deduct charges for the following types of fees and expenses:

•	Management fees.

•	12b-1 fees.

•	Operating expenses, such as trustees’ fees, independent public accounting firms’ fees, legal counsel fees, administrative service fees, custodian fees and liability insurance.

•	Investment-related expenses, such as brokerage commissions.

These charges are reflected in the daily share price of each Portfolio. Since shares of each Trust are purchased at their net asset value, these fees and expenses are, in effect, passed on to the variable investment options and are reflected in their unit values. Certain Portfolios available under the contract in turn invest in shares of other Portfolios of the Trusts and/or shares of unaffiliated Portfolios (collectively, the “underlying Portfolios”). The underlying Portfolios each have their own fees and expenses, including management fees, operating expenses, and investment related expenses such as brokerage commissions. For more information about these charges, please refer to the prospectuses for the Trusts.

Group or sponsored arrangements

For certain group or sponsored arrangements, we may reduce the daily contract charge, or change the minimum initial contribution requirements. We also may change the Guaranteed benefits, or offer variable investment options that invest in shares of the Trusts that are not subject to the 12b-1 fee. We may also change the crediting percentage that applies to contributions. Group arrangements include those in which a trustee or an employer, for example, purchases contracts covering a group of individuals on a group basis. Group arrangements are not available for traditional IRA and Roth IRA contracts. Sponsored arrangements include those in which an employer allows us to sell contracts to its employees or retirees on an individual basis.

Our costs for sales, administration and operations generally vary with the size and stability of the group or sponsoring organization, among other factors. We take all these factors into account when reducing charges. To qualify for reduced charges, a group or sponsored arrangement must meet certain requirements, such as requirements for size and number of years in existence. Group or sponsored arrangements that have been set up solely to buy contracts or that have been in existence less than six months will not qualify for reduced charges.

We will make these and any similar reductions according to our rules in effect when we approve a contract for issue. We may change these rules from time to time. Any variation will reflect differences in costs or services and will not be unfairly discriminatory.

Group or sponsored arrangements may be governed by federal income tax rules, the Employee Retirement Income Security Act of 1974 (“ERISA”) or both. We make no representations with regard to the impact of these and other applicable laws on such programs. We recommend that employers, trustees, and others purchasing or making contracts available for purchase under such programs seek the advice of their own legal and benefits advisers.

Other distribution arrangements

We may reduce or eliminate charges when sales are made in a manner that results in savings of sales and administrative expenses, such as sales through persons who are compensated by clients for recommending investments and who receive no commission or reduced commissions in connection with the sale of the contracts. We will not permit a reduction or elimination of charges where it would be unfairly discriminatory.

6. Payment of death benefit

Your beneficiary and payment of benefit

You designate your beneficiary when you apply for your contract. You may change your beneficiary at any time while you are alive and the contract is in force. The change will be effective as of the date the written request is executed, whether or not you are living on the date the change is received in our processing office. We are not responsible for any beneficiary change request that we do not receive. We will send you a written confirmation when we receive your request.

Under jointly owned contracts, the surviving owner is considered the beneficiary, and will take the place of any other beneficiary. Under a contract with a non-natural owner that has joint annuitants who continue to be spouses at the time of death, the surviving annuitant is considered the beneficiary, and will take the place of any other beneficiary. In a QP contract, the beneficiary must be the plan trust. Where an NQ contract is owned for the benefit of a minor pursuant to the Uniform Gift to Minors Act or the Uniform Transfers to Minors Act, the beneficiary must be the estate of the minor. Where an IRA contract is owned in a custodial individual retirement account, the custodian must be the beneficiary.

The death benefit in connection with your Investment account is equal to your Investment account value as of the date we receive satisfactory proof of the owner’s (or older joint owner’s, if applicable) death, any required instructions for the method of payment, forms necessary to effect payment and any other information we may require.

The death benefit in connection with any amount in your Protected Benefit account is equal to your Protected Benefit account value or, if greater, the applicable Guaranteed minimum death benefit. We determine the amount of the death benefit (other than the applicable Guaranteed minimum death benefit), as of the date we receive satisfactory proof of the owner’s (or older joint owner’s, if applicable) death, any required instructions for the method of payment, forms necessary to effect payment and any other information we may require (date of claim). However, this is not the case if the beneficiary of your contract is your spouse and he or she decides to roll over the death benefit to another contract issued by us. See “Effect of the owner’s death” below. The amount of the applicable Guaranteed minimum death benefit will be such Guaranteed minimum death benefit as of the date of the owner’s (or older joint owner’s, if applicable) death adjusted for any subsequent withdrawals. If you elected the RMD Wealth Guard death benefit, the RMD Wealth Guard death benefit base will be reduced on a dollar-for-dollar basis by any withdrawals taken between December 31 of the calendar year of the date of death and the date of claim. Payment of the death benefit terminates the contract.

When we use the terms “owner” and “joint owner”, we intend these to be references to annuitant and joint annuitant, respectively, if the contract has a non-natural owner. If the contract is jointly owned or is issued to a non-natural owner, the death benefit is payable upon the death of the older joint owner or older joint annuitant, as applicable.

Subject to applicable laws and regulations, you may impose restrictions on the timing and manner of the payment of the death benefit to your beneficiary. For example, your beneficiary designation may specify the form of death benefit payout (such as a life annuity), provided the payout you elect is one that we offer both at the time of designation and when the death benefit is payable. In general, the beneficiary will have no right to change the election. However, you should be aware that (i) in accordance with current federal income tax rules, we apply a predetermined death benefit annuity payout election only if payment of the death benefit amount begins within one year following the date of death, which payment may not occur if the beneficiary has failed to provide all required information before the end of that period, (ii) we will not apply the predetermined death benefit payout election if doing so would violate any federal income tax rules or any other applicable law, and (iii) a beneficiary or a successor owner who continues the contract under one of the continuation options described below will have the right to change your annuity payout election.

In general, if the annuitant dies, the owner (or older joint owner, if applicable) will become the annuitant, and the death benefit is not payable. If the contract had joint annuitants, it will become a single annuitant contract.

Effect of the owner’s death

In general, if the owner dies while the contract is in force, the contract terminates and the applicable death benefit is paid. If the contract is jointly owned, the death benefit is payable upon the death of the older owner. If the contract has a non-natural owner, the death benefit is payable upon the death of the annuitant.

There are various circumstances, however, in which the contract can be continued by a successor owner or under a Beneficiary continuation option (“BCO”). For contracts with spouses who are joint owners, the surviving spouse will automatically be able to continue the contract under the “Spousal continuation” feature or under our Beneficiary continuation option, as discussed below. For contracts with non-spousal joint owners, the joint owner will be able to continue the contract as a successor owner subject to the limitations discussed below under “Non-spousal joint owner contract continuation.”

If you are the sole owner, your surviving spouse may have the option to:

•	take the death benefit proceeds in a lump sum;

•	exercise the GMIB (if applicable), if the surviving spouse is age 85 or older at the time of your death;

•	continue the contract as a successor owner under “Spousal continuation” (if your spouse is the sole primary beneficiary) or under our Beneficiary continuation option, as discussed below; or

•	roll the death benefit proceeds over into another contract.

If you elected the GMIB, and your surviving spouse is age 85 or older at the time of your death and wishes to exercise the GMIB, we must receive the exercise election within twelve months of your date of death. The annuity purchase factors that apply in calculating the GMIB payments to your surviving spouse differ from the annuity purchase factors that we generally use to calculate GMIB payments.

If your surviving spouse rolls over the death benefit proceeds into a contract issued by us, the amount of the death benefit will be calculated as of the date we receive all requirements necessary to issue your spouse’s new contract. Any death proceeds will remain invested in this contract until your spouse’s new contract is issued. The amount of the death benefit will be calculated to equal the greater of the account value (as of the date your spouse’s new contract is issued) and the applicable Guaranteed minimum death benefit (as of the date of your death). This means that the death benefit proceeds could vary up or down, based on investment performance, until your spouse’s new contract is issued.

If the surviving joint owner is not the surviving spouse, or, for single owner contracts, if the beneficiary is not the surviving spouse, federal income tax rules generally require payments of amounts under the contract to be made within five years of an owner’s death (the “5-year rule”). In certain cases, an individual beneficiary or non-spousal surviving joint owner may opt to receive payments over his/her life (or over a period not in excess of his/her life expectancy) if payments commence within one year of the owner’s death. Any such election must be made in accordance with our rules at the time of death. If the beneficiary of a contract with one owner or a younger non-spousal joint owner continues the contract under the 5-year rule, in general, all Guaranteed benefits and their charges will end. For more information on non-spousal joint owner contract continuation, see the section immediately below.

Non-spousal joint owner contract continuation

Upon the death of either owner, the surviving joint owner becomes the sole owner.

Any death benefit (if the older owner dies first) or cash value (if the younger owner dies first) must be fully paid to the surviving joint owner within five years. The surviving owner may instead elect to receive a life annuity, provided payments begin within one year of the deceased owner’s death. If the life annuity is elected, the contract and all benefits terminate.

If the older owner dies first, we will increase the account value to equal the Guaranteed minimum death benefit, if higher. The surviving owner can elect to (1) take a lump sum payment; (2) annuitize within one year; (3) continue the contract for up to five years and any GMIB and charge will be terminated; or (4) continue the contract under the Beneficiary continuation option.

If the contract continues, any Guaranteed minimum death benefit and associated charge will be discontinued. No subsequent contributions will be permitted.

If the younger owner dies first, the surviving owner can elect to (1) take a lump sum payment; (2) annuitize within one year; (3) continue the contract for up to five years; or (4) continue the contract under the Beneficiary continuation option. If the contract continues under the “5-year rule”, the death benefit is not payable and the Guaranteed minimum death benefit, if applicable, will continue without change. In general, the GMIB and charge will be discontinued. No subsequent contributions will be permitted.

Spousal continuation

For jointly owned NQ contracts, if the younger spouse dies first no death benefit is paid, and the contract continues as follows:

•	The Guaranteed benefits continue to be based on the surviving spouse’s age for the life of the contract.

•	If the deceased spouse was the annuitant, the surviving spouse becomes the annuitant. If the deceased spouse was a joint annuitant, the contract will become a single annuitant contract.

If you are the contract owner and your spouse is the sole primary beneficiary or you jointly own the contract with your younger spouse, your spouse may elect to continue the contract as successor owner upon your death. Spousal beneficiaries (who are not also joint owners) must be 85 or younger as of the date of the deceased spouse’s death in order to continue the contract under Spousal continuation. The determination of spousal status is made under applicable state law. However, in the event of a conflict between federal and state law, we follow federal rules.

Upon your death, the younger spouse joint owner (for NQ contracts only) or the spouse beneficiary (under a Single owner contract), may elect to receive the death benefit, continue the contract under our Beneficiary continuation option (as discussed below in this section) or continue the contract as sole owner, as follows:

•	(Younger spouse joint owners only)

—	The surviving younger spouse must be younger than age 96 on the next contract date anniversary following the date of claim.

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If the Protected Benefit account had not been funded and the deceased spouse died after the age at which he or she was eligible to fund the Protected Benefit account, the surviving spouse can fund the Protected Benefit account if he or she satisfies the age-eligibility rules.

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If the applicable GMDB benefit base on the date of death is higher than the Protected Benefit account value on the date of claim, we will reset the Protected Benefit account value to equal the GMDB benefit base.

—	If the surviving spouse joint owner is age 96 or older on the next contract date anniversary following the date of claim, we will pay the death benefit and the contract will be terminated.

•	(Spouse beneficiaries only)

—	The surviving spouse must be between the minimum issue age and 85 as of the date of the deceased spouse’s death to continue the contract.

—	If the GMIB had been elected and the Protected Benefit account had not been funded as of the date of death, all Guaranteed benefits, including any applicable charges, will be terminated.

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If the GMIB had not been elected and the Protected Benefit account had not been funded as of the date of death, contributions to the Protected Benefit account are permitted if the ex-spouse is age-eligible at the time of the contribution.

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If the Protected Benefit account has been funded, transfers from the Investment Account are permitted if the surviving spouse is age eligible. For contracts with the GMIB, additional contributions to the Protected Benefit account are not permitted.

•

If the deceased spouse had been the annuitant or joint annuitant, the surviving spouse becomes the annuitant. If a third party had been the annuitant, the surviving spouse can elect to become the annuitant or allow the third party to continue as annuitant.

GMDB and spousal continuation

•

For contracts with the Return of Principal death benefit, a surviving spouse age 80 or younger on the date of your death can continue the contract with the Return of Principal death benefit and can continue funding the Protected Benefit account through age 80.

A surviving spouse age 81 or older on the date of your death can continue the contract but the Return of Principal death benefit amount will be frozen. This means that the Return of Principal death benefit base will no longer increase and will be subject to pro rata reduction for any subsequent withdrawals.

•	For contracts with the Highest Anniversary Value death benefit, the following applies:

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If the surviving spouse is age 75 or younger on the date of your death, the Highest Anniversary Value death benefit continues and will continue to grow according to its terms until the contract date anniversary following the date the surviving spouse reaches age 85. If the Highest Anniversary Value benefit base had stopped growing due to the deceased spouse having reached age 85, it will resume growing until the contract date anniversary following the date the surviving spouse reaches age 85.

—	The charge for the Highest Anniversary Value death benefit will continue to apply, even after the death benefit is no longer eligible for resets.

—	If the surviving spouse is age 76 or older on the date of your death, the Highest Anniversary Value death benefit will be frozen, which means:

•

On the date your spouse elects to continue the contract, the Highest Anniversary Value death benefit will be discontinued. The Return of Principal death benefit will go into effect with an initial value equal to the amount of the “Highest Anniversary Value benefit base on the date of your death. If your Total account value is higher than the Highest Anniversary Value death benefit base on the date of your death, the Highest Anniversary Value benefit base will not be increased to equal your Total account value.

•	The death benefit will no longer be eligible to increase, and will be subject to pro rata reduction for any subsequent withdrawals, including RMD withdrawals.

•

The charge for the Highest Anniversary Value death benefit will be discontinued, although we will deduct a pro rata charge for the period of time that the benefit was in effect during the year prior to the date of death.

•	Upon the death of your spouse, the beneficiary will receive, as of the date of death, the greater of the Total account value and the value of the death benefit.

•	For contracts with the RMD Wealth Guard death benefit, the following applies:

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We will increase the Protected Benefit account value to equal RMD Wealth Guard death benefit base, if higher. This increase will be excluded from the total contributions portion of the calculation of any future RMD Wealth Guard Refund amount, if applicable.

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If the surviving spouse is age 68 or younger on the date of death, the RMD Wealth Guard death benefit continues. The applicable fee for the RMD Wealth Guard death benefit will be based on the surviving spouse’s age at the time of the owner’s death and will be higher if the surviving spouse is age 65 or higher as of the date of death and the deceased owner was under age 65 when the contract was issued. The RMD Wealth Guard death benefit base will continue to grow (or, if the benefit base had been frozen upon the owner reaching age 85, resume growing) according to its terms until the contract date anniversary following the earlier of (i) the first RMD withdrawal from the Protected Benefit account and (ii) the date the surviving spouse reaches age 85. Any fees for the RMD Wealth Guard death benefit collected between the date of death and the date of claim will not be refunded.

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If age 68 or younger on the date of death, the surviving spouse can fund the RMD Wealth Guard death benefit base if the deceased contract owner had been eligible to fund it but did not do so, or increase the RMD Wealth Guard death benefit base by transferring additional amounts to the Protected Benefit account, subject to the restrictions on transfers to the Protected Benefit Account described in “Transferring your money among investment options” earlier in this Prospectus. Specifically, the restrictions on transfers that apply to contract owners age 20-64 on their contract date also apply to a surviving spouse age 20-64 on the date of death, and the rules that apply to contract owners age 65-68 on their contract date also apply to a surviving spouse aged 65-68 on the date of death. Contributions to the Protected Benefit account are not permitted.

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If the surviving spouse is age 69 or older at the time of the owner’s death, and the Protected Benefit account has value, the RMD Wealth Guard death benefit amount will be frozen. This means that the RMD Wealth Guard death benefit base will no longer increase and will be subject to pro rata reduction for any subsequent withdrawals, including RMD withdrawals. The charge for the RMD Wealth Guard death benefit will be discontinued and the RMD Wealth Guard Refund feature will no longer apply. If the Protected Benefit account has no value, the RMD Wealth Guard death benefit will terminate and the charge will be discontinued. Contributions and transfers to the Protected Benefit account are not permitted.

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A surviving spouse who does not wish to continue the RMD Wealth Guard death benefit can terminate the benefit by taking a full withdrawal of the Protected Benefit account or making a one-time transfer to the Investment account variable investment options and guaranteed interest option.

•

When deciding whether or not to continue the contract, please consider the value of the death benefit if taken as a lump sum and the value of the death benefit if the contract is continued, especially if post-death withdrawals occurred, as the values may differ.

GMIB and spousal continuation.  For jointly owned contracts:

•

The GMIB will end if the surviving spouse is age 95 or older as of the date of death of the deceased spouse, or will attain age 95 prior to the end of the GMIB exercise waiting period. The charge for the GMIB will be discontinued, although we will deduct a pro rata charge for the period of time (if any) that the benefit was in effect during the year prior to the date of death.

•

The GMIB will continue if the surviving spouse is age 94 or younger as of the contract date anniversary before the date of death and will not attain age 95 prior to the end of the GMIB exercise waiting period. The GMIB benefit base will continue to roll up until the GMIB Roll-up period end date, which will be determined based on the contract date anniversary after the surviving spouse reaches age 95. However, if the GMIB Roll-up period end date had already occurred prior to the date of death, the GMIB Roll-up period will not be reinstated. The GMIB benefit base will remain eligible for resets.

•	If the GMIB continues, the charge for the GMIB will continue to apply. The GMIB can be exercised based on the surviving spouse’s age as of the date of death of the deceased spouse.

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If the surviving spouse is between ages 55 through 95 as of the date of death, the earliest opportunity to exercise the GMIB will be within 30 days of the later of (a) the tenth contract date anniversary following the date the Protected Benefit account was first funded or (b) the tenth contract date anniversary following the most recent GMIB benefit base reset, but in either case not later than 30 days after the contract date anniversary following the surviving spouse’s 95th birthday.

•	If the surviving spouse exercises the GMIB, we will always apply joint life annuity purchase rates in calculating the periodic payments. The GMDB is terminated upon exercise of the GMIB.

For single owner contracts:

•

The GMIB will end if the surviving spouse is either younger than age 55 or older than age 85 as of the date of death of the contract owner. The GMIB will also end if the Protected Benefit account had not been funded as of the date of death of the contract owner, even if the surviving spouse was age 55 to 85 as of the date of death. The charge for the GMIB will be discontinued, although we will deduct a pro rata charge for the period of time (if any) that the benefit was in effect during the year prior to the date of death.

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If the GMIB ends because the surviving spouse is older than age 85 but younger than age 95 as of the date of death, the surviving spouse will be given a one-time option within the first twelve months following the date of death to exercise the GMIB.

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If the GMIB ends, the surviving spouse cannot (a) fund the Protected Benefit account if it had not been previously funded and (b) make additional contributions into the Protected Benefit account if it had been previously funded. Transfers to the Protected Benefit account are permitted if the surviving spouse is age eligible.

•

The GMIB will continue if (i) the surviving spouse is age 55 through 85 as of the date of death; (ii) the Protected Benefit account had been funded prior to the date of death; and (iii) the last opportunity for the deceased spouse to exercise the GMIB had not passed prior to the date of death.

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The GMIB Maximum Roll-up Period does not restart, but the GMIB benefit base will roll up until GMIB Roll-up period end date that we will determine using the date on which the surviving spouse turns 95. However, if the GMIB Maximum Roll-up period had ended prior to the date of death, the GMIB benefit base will not resume rolling up.

—	GMIB benefit base resets will continue until the contract date anniversary following the surviving spouse’s 95th birthday.

—	The GMIB can be exercised based on the surviving spouse’s age as of the date of death of the deceased spouse.

•

If the surviving spouse is between ages 55 through 85 as of the date of death, the earliest opportunity to exercise the GMIB will be within 30 days of the later of (a) the tenth contract date anniversary following the date the Protected Benefit account was first funded or (b) the tenth contract date anniversary following the most recent GMIB benefit base reset.

•	If the surviving spouse exercises the GMIB, we will always apply joint life annuity purchase rates in calculating periodic payments. The GMDB is terminated upon exercise of the GMIB.

Where an NQ contract is owned by a Living Trust, as defined in the contract, and at the time of the annuitant’s death the annuitant’s spouse is the sole beneficiary of the Living Trust, the Trustee, as owner of the contract, may request that the spouse be substituted as annuitant as of the date of the annuitant’s death. No further change of annuitant will be permitted.

Where an IRA contract is owned in a custodial individual retirement account, and your spouse is the sole beneficiary of the account, the custodian may request that the spouse be substituted as annuitant after your death.

Spousal beneficiaries of a single owned contract who are 86 or older as of the date of the deceased spouse’s death are not permitted to continue the contract under Spousal continuation. However, they may have a one-time opportunity to exercise the GMIB. See “GMIB exercise rules” in “Contract features and benefits” for more information. If you divorce, Spousal continuation does not apply.

Beneficiary continuation option

This feature permits a designated individual, on the contract owner’s death, to maintain a contract with the deceased contract owner’s name on it and receive distributions under the contract, instead of receiving the death benefit in a single sum. We make this option available to beneficiaries under traditional IRA, Roth IRA and NQ contracts, subject to state availability. Depending on the beneficiary, this option may be restricted or may no longer be available for deaths after December 31, 2019, due to legislation enacted at the end of 2019. Please speak with your financial professional for further information. For a state-by-state description of all material variations of this contract, including information on the availability of the Beneficiary continuation option in your state, see Appendix V later in this Prospectus.

Where an IRA contract is owned in a custodial individual retirement account, the custodian may reinvest the death benefit in an individual retirement annuity contract, using the account beneficiary as the annuitant. Please speak with your financial professional for further information.

The following describes the “Beneficiary continuation option for traditional IRA and Roth IRA contracts only” as in effect prior to legislation enacted at the end of 2019. Legislation enacted at the end of 2019 has changed key aspects of post-death distributions from tax qualified and tax favored contracts such as IRAs. After regulatory guidance is issued on this legislation, we anticipate making changes beginning in 2020 to our contracts to reflect these legislative changes. We may be required in certain cases to pay benefits faster under existing contracts.

Beneficiary continuation option for traditional IRA and Roth IRA contracts only.  The Beneficiary continuation option must be elected by September 30th of the year following the calendar year of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option. If the election is made, then, as of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect the Beneficiary continuation option feature, we will increase the Protected Benefit account value to equal the applicable death benefit if such death benefit is greater than such account value, adjusted for any subsequent withdrawals.

After legislation enacted at the end of 2019, for deaths after December 31, 2019, only specified individuals who are “eligible designated beneficiaries” or “EDBs” may stretch post-death payments over the beneficiary’s life expectancy. See “required minimum distributions after your death” later in this prospectus under “Tax Information.”

Individual beneficiaries who do not have EDB status (including beneficiaries named by the original beneficiary to receive any remaining interest after the death of the original beneficiary) must take out any remaining interest in the IRA or plan within 10 years of the applicable death. Trusts for individuals which would be considered as “see-through” trusts under the rules prior to January 1, 2020 presumably no longer qualify to elect the beneficiary continuation option, except under narrowly defined circumstances.

Under the Beneficiary continuation option for IRA and Roth IRA contracts:

•	The contract continues with your name on it for the benefit of your beneficiary.

•	The beneficiary replaces the deceased owner as annuitant.

•	This feature is only available if the beneficiary is an individual. Certain trusts with only individual beneficiaries will be treated as individuals for this purpose.

•

If there is more than one beneficiary, each beneficiary’s share will be separately accounted for. It will be distributed over the beneficiary’s own life expectancy, if payments over life expectancy are chosen.

•	The minimum amount that is required in order to elect the Beneficiary continuation option is $5,000 for each beneficiary.

•	The beneficiary may make transfers among the Investment account variable investment options and the guaranteed interest option (subject to our rules) but no subsequent contributions will be permitted.

•	The Protected Benefit account variable investment options will no longer be available and no value can be allocated to those investment options.

•	If any Guaranteed benefits are in effect under the contract, they will no longer be in effect and charges for such benefits will stop.

•	The beneficiary may choose at any time to withdraw all or a portion of the Total account value.

•	Any partial withdrawal must be at least $300.

•	Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract.

•

Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking required minimum distributions based on the remaining life expectancy of the deceased beneficiary or to receive any remaining interest in the contract in a lump sum. Even in the case of IRA owners who died before December 31, 2019, if the beneficiary dies January 1, 2020 or later, legislation enacted at the end of 2019 imposes a 10-year limit on the distribution of the remaining interest. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

Beneficiary continuation option for NQ contracts only.  This feature, also known as Inherited annuity, may only be elected when the NQ contract owner dies before the annuity maturity date, whether or not the owner and the annuitant are the same person. For purposes of this discussion, “beneficiary” refers to the successor owner. This feature must be elected within 9 months following the date of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option.

Generally, payments will be made once a year to the beneficiary over the beneficiary’s life expectancy, determined on a term certain basis and in the year payments start. These payments must begin no later than one year after the date of your death and are referred to as “scheduled payments.” The beneficiary may choose the “5-year rule” instead of scheduled payments over life expectancy. If the beneficiary chooses the 5-year rule, there will be no scheduled payments. Under the 5-year rule, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by the fifth anniversary of your death.

Under the Beneficiary continuation option for NQ contracts:

•	This feature is only available if the beneficiary is an individual. It is not available for any entity such as a trust, even if all of the beneficiaries of the trust are individuals.

•	The beneficiary automatically replaces the existing annuitant.

•	The contract continues with your name on it for the benefit of your beneficiary.

•

If there is more than one beneficiary, each beneficiary’s share will be separately accounted for. It will be distributed over the respective beneficiary’s own life expectancy, if scheduled payments are chosen.

•	The minimum amount that is required in order to elect the Beneficiary continuation option is $5,000 for each beneficiary.

•	The beneficiary may make transfers among the Investment account variable investment options but no subsequent contributions will be permitted.

•	The Protected Benefit account variable investment options will no longer be available and no value can be allocated to those investment options.

•	If any Guaranteed benefits are in effect under the contract, they will no longer be in effect and charges for such benefits will stop.

•

If the beneficiary chooses the “5-year rule,” withdrawals may be made at any time. If the beneficiary instead chooses scheduled payments, the beneficiary may also take withdrawals, in addition to scheduled payments, at any time.

•	Any partial withdrawals must be at least $300.

•	Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract on the beneficiary’s death.

•

Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking scheduled payments based on the remaining life expectancy of the deceased beneficiary (if scheduled payments were chosen) or to receive any remaining interest in the contract in a lump sum. We will pay any remaining interest in the contract in a lump sum if your beneficiary elects the 5-year rule. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

If the deceased is the owner or the older joint owner:

•

As of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect the Beneficiary continuation option feature, we will increase the Protected Benefit account value to equal the applicable death benefit if such death benefit is greater than such Protected Benefit account value adjusted for any subsequent withdrawals.

If the deceased is the younger non-spousal joint owner:

•	The account value will not be reset to the death benefit amount.

A surviving spouse should speak to his or her tax professional about whether Spousal continuation or the Beneficiary continuation option is appropriate for him or her. Factors to consider include, but are not limited to, the surviving spouse’s age, need for immediate income and a desire to continue any Guaranteed benefits under the contract.

7. Tax information

Overview

In this part of the Prospectus, we discuss the current federal income tax rules that generally apply to Retirement Cornerstone® Series E contracts owned by United States individual taxpayers. The tax rules can differ, depending on the type of contract, whether NQ, traditional IRA, Roth IRA or QP. Therefore, we discuss the tax aspects of each type of contract separately.

Federal income tax rules include the United States laws in the Internal Revenue Code, and Treasury Department Regulations and IRS interpretations of the Internal Revenue Code. These tax rules may change without notice. We cannot predict whether, when, or how these rules could change. Any change could affect contracts purchased before the change. Congress may also consider further proposals to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of a contract. We cannot predict what, if any, legislation will actually be proposed or enacted.

We cannot provide detailed information on all tax aspects of the contracts. Moreover, the tax aspects that apply to a particular person’s contract may vary depending on the facts applicable to that person. We do not discuss state income and other state taxes, federal income tax and withholding rules for non-U.S. taxpayers, or federal gift and estate taxes. We also do not discuss the Employee Retirement Income Security Act of 1974 (“ERISA”). Transfers of the contract, rights or values under the contract, or payments under the contract, for example, amounts due to beneficiaries, may be subject to federal or state gift, estate, or inheritance taxes. You should not rely only on this document, but should consult your tax adviser before your purchase.

CARES Act

Congress enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) on March 27, 2020, with certain provisions immediately effective or retroactively effective to January 1, 2020. If you own a tax-qualified contract or intend to purchase a tax-qualified contract, you should consult with your tax adviser regarding how the CARES Act impacts your unique situation. The CARES Act suspends required minimum distributions during the 2020 calendar year for many tax-qualified and tax-favored plans and contracts (such as defined contribution plans, 403(b) plans, government sponsored employer 457(b) plans, and IRAs). Please read all disclosure in this Prospectus accordingly. The CARES Act permits penalty-free withdrawals during 2020 from such plans and contracts by individuals affected by coronavirus or the economic aftermath. Coronavirus-related distributions from all such plans and contracts would be limited to an aggregate of $100,000 for any individual. The individual would be able to repay the amount of the distribution to the plan or contract within a 3-year period. The CARES Act also increases availability of specified qualified plan loans and flexibility of repayment. Please consult your tax adviser about your individual circumstances.

Contracts that fund a retirement arrangement

Generally, there are two types of funding vehicles that are available for Individual Retirement Arrangements (“IRAs”): an individual retirement annuity contract such as the ones offered in this Prospectus, or a custodial or trusteed individual retirement account. Annuity contracts can also be purchased in connection with retirement plans qualified under Section 401(a) of the Code (“QP contracts”). How these arrangements work, including special rules applicable to each, are noted in the specific sections for each type of arrangement, below. You should be aware that the funding vehicle for a tax-qualified arrangement does not provide any tax deferral benefit beyond that already provided by the Code for all permissible funding vehicles. Before choosing an annuity contract, therefore, you should consider the annuity’s features and benefits compared with the features and benefits of other permissible funding vehicles and the relative costs of annuities and other arrangements. You should be aware that cost may vary depending on the features and benefits made available and the charges and expenses of the investment options or funds that you elect.

Certain provisions of the Treasury Regulations on required minimum distributions concerning the actuarial present value of additional contract benefits could increase the amount required to be distributed from annuity contracts funding qualified plans and IRAs. For this purpose additional annuity contract benefits may include, but are not limited to the various Guaranteed benefits. You should consider the potential implication of these Regulations before you purchase this annuity contract or purchase additional features under this annuity contract. See also Appendix II at the end of this Prospectus for a discussion of QP contracts.

Transfers among investment options

If permitted under the terms of the contract, you can make transfers among investment options inside the contract without triggering taxable income.

Taxation of nonqualified annuities

Contributions

You may not deduct the amount of your contributions to a nonqualified annuity contract. Only section 1035 exchanges are permitted to fund a Retirement Cornerstone Series E NQ contract. See “Exchange Program” in “Retirement Cornerstone® Series E at a glance — key features” earlier in this Prospectus.

Contract earnings

Generally, you are not taxed on contract earnings until you receive a distribution from your contract, whether as a withdrawal or as an annuity payment. However, earnings are taxable, even without a distribution:

•

if a contract fails investment diversification requirements as specified in federal income tax rules (these rules are based on or are similar to those specified for mutual funds under the securities laws);

•	if you transfer a contract, for example, as a gift to someone other than your spouse (or former spouse);

•	if you use a contract as security for a loan (in this case, the amount pledged will be treated as a distribution); and

•

if the owner is other than an individual (such as a corporation, partnership, trust, or other non-natural person). This provision does not apply to a trust which is a mere agent or nominee for an individual, such as a typical grantor trust.

Federal tax law requires that all nonqualified deferred annuity contracts that the Company and its affiliates issue to you during the same calendar year be linked together and treated as one contract for calculating the taxable amount of any distribution from any of those contracts.

Annuity payments

The following applies to an annuitization of the entire contract. In certain cases, the contract can be partially annuitized. See “Partial Annuitization” below.

Annuitization under a Retirement Cornerstone® Series E contract occurs when your interest under the contract is or has been applied to one or more payout options intended to amortize amounts over your life or over a period certain generally limited by the period of your life expectancy. (We do not currently offer a period certain option without life contingencies.) Annuity payouts can also be determined on a joint life basis. After annuitization, no further contributions to the contract may be made, the annuity payout amount must be paid at least annually, and annuity payments cannot be stopped except by death or surrender (if permitted under the terms of the contract).

Once annuity payments begin, a portion of each payment is taxable as ordinary income. You get back the remaining portion without paying taxes on it. This is your unrecovered investment in the contract. Generally, your investment in the contract equals the contributions you made, less any amounts you previously withdrew that were not taxable.

For fixed annuity payments, the tax-free portion of each payment is determined by (1) dividing your investment in the contract by the total amount you are expected to receive out of the contract, and (2) multiplying the result by the amount of the payment. For variable annuity payments, your tax-free portion of each payment is your investment in the contract divided by the number of expected payments. If you have a loss on a variable annuity payout in a taxable year, you may be able to adjust the tax-free amount in subsequent years.

Once you have received the amount of your investment in the contract, all payments after that are fully taxable. If payments under a life annuity stop because the annuitant dies, there is an income tax deduction for any unrecovered investment in the contract.

Your rights to apply amounts under this contract to an annuity payout option are described elsewhere in this Prospectus. If you hold your contract to the maximum maturity age under the contract we require that a choice be made between taking a lump sum settlement of any remaining account value or applying any such account value to an annuity payout option we may offer at the time under the contract. If no affirmative choice is made, we will apply any remaining account value or interest in the contract to the default option under the contract at such age. While there is no specific federal tax guidance as to whether or when an annuity contract is required to mature, or as to the form of the payments to be made upon contract maturity date, we believe that this contract constitutes an annuity contract under current federal tax rules.

Annuity payments under the no-lapse guarantee if you elected the GMIB

If the value of the Protected Benefit account falls to zero before the contract maturity date and the no-lapse guarantee is still in effect, we will issue a supplementary contract as described earlier in this Prospectus in “Guaranteed minimum income benefit” under “Contract features and benefits”. The payments under the no-lapse guarantee will be treated as annuity payments. If you have no value remaining in the Investment account, the entire contract will be annuitized. If you have value remaining in the Investment account, the contract will be treated as partially annuitized as described below. Since the value of the Protected Benefit account has fallen to zero, all of the account value under the contract is allocated to the Investment account, and all of the basis or investment in the contract will remain with the Investment account. Since no investment in the contract is allocated to the stream of payments under the no-lapse guarantee, all amounts will be fully taxable over your life.

Partial annuitization

The consequences described above for annuitization of the entire contract apply to the portion of the contract which is partially annuitized. A nonqualified deferred annuity contract is treated as being partially annuitized if a portion of the contract is applied to an annuity payout option on a life-contingent basis or for a period certain of at least 10 years. We do not currently offer a period certain option without life contingencies. In order to get annuity payment tax treatment for the portion of the contract applied to the annuity payout, payments must be made at least annually in substantially equal amounts, the payments must be designed to amortize the amount applied over life or the period certain, and the payments cannot be stopped, except by death or surrender (if permitted under the terms of the contract). The investment in the contract is split between the partially annuitized portion and the deferred amount remaining based on the relative values of the amount applied to the annuity payout and the deferred amount remaining at the time of the partial annuitization. Also, the partial annuitization has its own annuity starting date.

Withdrawals made before annuity payments begin

If you make withdrawals before annuity payments begin under your contract, they are taxable to you as ordinary income if there are earnings in the contract. Generally, earnings are your Total account value less your total investment in the contract. If you withdraw an amount which is more than the earnings in the contract as of the date of the withdrawal, the balance of the distribution is treated as a reduction of your investment in the contract and is not taxable.

Collateral assignments are taxable to the extent of any earnings in the contract at the time any portion of the contract’s value is assigned as collateral. Therefore, if you assign your contract as collateral for a loan with a third party after the contract is issued, you may have taxable income even though you receive no payments under the contract. The Company will report any income attributable to a collateral assignment on Form 1099-R. Also, if the Company makes payments or distributions to the assignee pursuant to directions under the collateral assignment agreement, any gains in such payments may be taxable to you and reportable on Form 1099-R even though you do not receive them.

Taxation of Annual withdrawals prior to the beginning of Lifetime GMIB payments

We treat any withdrawals under the contract as non-annuity payments for income tax purposes. (This includes Annual withdrawal amounts received before the entire contract is annutized as described above under “Annuity Payments.”)

1035 Exchanges

You may purchase a nonqualified deferred annuity contract through an exchange of another contract. Normally, exchanges of contracts are taxable events. The exchange will not be taxable under Section 1035 of the Internal Revenue Code if:

•

the contract that is the source of the funds you are using to purchase the nonqualified deferred annuity contract is another nonqualified deferred annuity contract or life insurance or endowment contract.

•

the owner and the annuitant are the same under the source contract and the contract issued in exchange. If you are using a life insurance or endowment contract the owner and the insured must be the same on both sides of the exchange transaction.

In some cases you may make a tax-deferred 1035 exchange from a nonqualified deferred annuity contract to a “qualified long-term care contract” meeting all specified requirements under the Code or an annuity contract with a “qualified long-term care contract” feature (sometimes referred to as a “combination annuity” contract).

The tax basis, also referred to as your investment in the contract, of the source contract carries over to the contract issued in exchange.

An owner may direct the proceeds of a partial withdrawal from one nonqualified deferred annuity contract to purchase or contribute to another nonqualified deferred annuity contract on a tax-deferred basis. If requirements are met, the owner may also directly transfer amounts from a nonqualified deferred annuity contract to a “qualified long-term care contract” or “combination annuity” in such a partial 1035 exchange transaction. Special forms, agreement between the carriers, and provision of cost basis information may be required to process this type of an exchange.

If you are purchasing your contract through a Section 1035 exchange, you should be aware that the Company cannot guarantee that the exchange from the source contract to the contract you are applying for will be treated as a Section 1035 exchange.

Even if the contract owner and the insurance companies agree that a full or partial 1035 exchange is intended, the IRS has the ultimate authority to review the facts and determine that the transaction should be recharacterized as taxable in whole or in part.

Section 1035 exchanges are generally not available after the death of the owner. The destination contract must meet specific post-death payout requirements to prevent avoidance of the death of owner rules. See “Payment of death benefit”.

Surrenders

If you surrender or cancel the contract, the distribution is taxable as ordinary income (not capital gain) to the extent it exceeds your investment in the contract.

Death benefit payments made to a beneficiary after your death

For the rules applicable to death benefits, see “Payment of death benefit” earlier in this Prospectus. The tax treatment of a death benefit taken as a single sum is generally the same as the tax treatment of a withdrawal from or surrender of your contract. The tax treatment of a death benefit taken as annuity payments is generally the same as the tax treatment of annuity payments under your contract.

Under the Beneficiary continuation option, the tax treatment of a withdrawal after the death of the owner taken as a single sum or taken as withdrawals under the 5-year rule is generally the same as the tax treatment of a withdrawal from or surrender of your contract.

Early distribution penalty tax

If you take distributions before you are age 59 1/2, a penalty tax of 10% of the taxable portion of your distribution applies in addition to the income tax. Some of the available exceptions to the pre-age 59 1/2 penalty tax include distributions made:

•	on or after your death; or

•	because you are disabled (special federal income tax definition); or

•

in the form of substantially equal periodic annuity payments at least annually over your life (or life expectancy), or the joint lives of you and your beneficiary (or joint life expectancies) using an IRS-approved distribution method. We do not anticipate that GMIB Annual withdrawal amount payments made before age 59 1/2 will qualify for this exception.

Please note that it is your responsibility to claim the penalty exception on your own income tax return and to document eligibility for the exception to the IRS.

Additional Tax on Net Investment Income

Taxpayers who have modified adjusted gross income (“MAGI”) over a specified amount and who also have specified net investment income in any year may have to pay an additional surtax of 3.8%. (This tax has been informally referred to as the “Net Investment Income Tax” or “NIIT”). For this purpose net investment income includes distributions from and payments under nonqualified annuity contracts. The threshold amount of MAGI varies by filing status: $200,000 for single filers; $250,000 for married taxpayers filing jointly, and $125,000 for married taxpayers filing separately. The tax applies to the lesser of a) the amount of MAGI over the applicable threshold amount or b) the net investment income. You should discuss with your tax adviser the potential effect of this tax.

Investor control issues

Under certain circumstances, the IRS has stated that you could be treated as the owner (for tax purposes) of the assets of Separate Account 70A. If you were treated as the owner, you would be taxable on income and gains attributable to the shares of the underlying Portfolios.

The circumstances that would lead to this tax treatment would be that, in the opinion of the IRS, you could control the underlying investment of Separate Account 70A. The IRS has said that the owners of variable annuities will not be treated as owning the separate account assets provided the underlying Portfolios are restricted to variable life and annuity assets. The variable annuity owners must have the right only to choose among the Portfolios, and must have no right to direct the particular investment decisions within the Portfolios.

Although we believe that, under current IRS guidance, you would not be treated as the owner of the assets of Separate Account 70A, there are some issues that remain unclear. For example, the IRS has not issued any guidance as to whether having a larger number of Portfolios available could cause you to be treated as the owner. We do not know whether the IRS will ever provide such guidance or whether such guidance, if unfavorable, would apply retroactively to your contract. Furthermore, the IRS could reverse its current guidance at any time. We reserve the right to modify your contract as necessary to prevent you from being treated as the owner of the assets of Separate Account 70A.

Individual retirement arrangements (IRAs)

General

“IRA” stands for individual retirement arrangement. There are two basic types of such arrangements, individual retirement accounts and individual retirement annuities. In an individual retirement account, a trustee or custodian holds the assets funding the account for the benefit of the IRA owner. The assets typically include mutual funds and/or individual stocks and/or securities in a custodial account, and bank certificates of deposit in a trusteed account. In an individual retirement annuity, an insurance company issues an annuity contract that serves as the IRA.

There are two basic types of IRAs, as follows:

•	Traditional IRAs, typically funded on a pre-tax basis; and

•	Roth IRAs, funded on an after-tax basis.

Regardless of the type of IRA, your ownership interest in the IRA cannot be forfeited. You or your beneficiaries who survive you are the only ones who can receive the IRA’s benefits or payments. All types of IRAs qualify for tax deferral regardless of the funding vehicle selected.

You can hold your IRA assets in as many different accounts and annuities as you would like, as long as you meet the rules for setting up and making contributions to IRAs. However, if you own multiple IRAs, you may be required to combine IRA values or contributions for tax purposes. For further information about individual retirement arrangements, you can read Internal Revenue Service Publications 590-A (“Contributions to Individual Retirement Arrangements (IRAs)”) and 590-B (“Distributions from Individual Retirement Arrangements (IRAs)”). These publications are usually updated annually, and can be obtained by contacting the IRS or from the IRS website (www.irs.gov).

The Company designs its IRA contracts to qualify as individual retirement annuities under Section 408(b) of the Internal Revenue Code. You may purchase the contract as a traditional IRA or Roth IRA. We also offer Inherited IRA contracts for payment of post-death required minimum distributions from traditional IRAs and Roth IRAs, respectively.

This Prospectus contains the information that the IRS requires you to have before you purchase an IRA. The first section covers some of the special tax rules that apply to traditional IRAs. The next section covers Roth IRAs. The disclosure generally assumes direct ownership of the individual retirement annuity contract. For contracts owned in a custodial individual retirement account, the disclosure will apply only if you terminate your account or transfer ownership of the contract to yourself.

We describe the amount and types of charges that may apply to your contributions under “Charges and expenses” earlier in this Prospectus. We describe the method of calculating payments under “Accessing your money” earlier in this Prospectus. We do not guarantee or project growth in any variable income annuitization option payments (as opposed to payments from a fixed income annuitization option).

We have not applied for opinion letters approving the respective forms of the traditional and Roth IRA contracts for use as a traditional and Roth IRA, respectively. This IRS approval is a determination only as to the form of the annuity. It does not represent a determination of the merits of the annuity as an investment.

Your right to cancel within a certain number of days

You can cancel either type of the Retirement Cornerstone® Series E IRA contract (traditional IRA or Roth IRA) by following the directions in “Your right to cancel with a certain number of days” under “Contract features and benefits” earlier in this Prospectus. If you cancel a traditional IRA or Roth IRA contract, we may have to withhold tax, and we must report the transaction to the IRS. A contract cancellation could have an unfavorable tax impact.

Traditional individual retirement annuities (traditional IRAs)

Contributions to traditional IRAs.  Individuals may make three different types of contributions to purchase a traditional IRA or as additional contributions to an existing IRA:

•	“regular” contributions out of earned income or compensation; or

•	tax-free “rollover” contributions; or

•	direct custodian-to-custodian transfers from other traditional IRAs (“direct transfers”).

The Retirement Cornerstone® Series E traditional IRA contract may be funded only through a direct rollover or transfer of funds from a contract previously issued by us. Partial rollovers or partial direct transfers from eligible Prior Contracts are not permitted. See “How you can make your contributions” in “Contract features and benefits” earlier in this Prospectus or “Rollover contributions to this Roth IRA contract” later in this section for more information. Contributions to this contract cannot be made through “regular” IRA contributions out of your current compensation or from any source other than eligible prior Contracts described above. See “Exchange Program” in “Retirement Cornerstone® Series E at a glance — key features” earlier in this Prospectus.

Rollover and direct transfer contributions to traditional IRAs

Rollover contributions may be made to a traditional IRA from these “eligible retirement plans”:

•	qualified plans;

•	governmental employer 457(b) plans;

•	403(b) plans; and

•	other IRAs, including SEP, SIMPLE and SARSEP IRAs.

Direct transfer contributions may only be made directly from one traditional IRA to another.

Any amount contributed to a traditional IRA after lifetime required minimum distributions must start must be net of your required minimum distribution for the year in which the rollover or direct transfer contribution is made.

Rollovers from “eligible retirement plans” other than traditional IRAs

Your plan administrator will tell you whether or not your distribution is eligible to be rolled over. Spousal beneficiaries and spousal alternate payees under qualified domestic relations orders may roll over funds on the same basis as the plan participant.

There are two ways to do rollovers:

•	Direct rollover:

You tell the trustee or custodian of the eligible retirement plan to send the distribution directly to your traditional IRA issuer. Direct rollovers are not subject to mandatory federal income tax withholding. This is the only type of rollover permitted to be made to a Retirement Cornerstone® Series E IRA contract.

•	Do it yourself:

You actually receive a distribution that can be rolled over and you roll it over to a traditional IRA within 60 days after the date you receive the funds. The distribution from your eligible retirement plan will be net of 20% mandatory federal income tax withholding. If you want, you can replace the withheld funds yourself and roll over the full amount. Although in general 60-day rollovers are permitted under the tax law, we will not accept any personal checks and require contributions to be made only through direct transfers from, or rollovers to be made directly from, another eligible contract issued by us.

All distributions from a qualified plan, 403(b) plan or governmental employer 457(b) plan are eligible rollover distributions, unless the distributions are:

•	“required minimum distributions” after age 72 (or age 70 1/2 if applicable) or retirement from service with the employer; or

•	substantially equal periodic payments made at least annually for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary; or

•	substantially equal periodic payments made for a specified period of 10 years or more; or

•	hardship withdrawals; or

•	corrective distributions that fit specified technical tax rules; or

•	loans that are treated as distributions; or

•	certain death benefit payments to a beneficiary who is not your surviving spouse; or

•	qualified domestic relations order distributions to a beneficiary who is not your current spouse or former spouse.

Under legislation enacted at the end of 2019, distributions from an eligible retirement plan made in connection with the birth or adoption of a child as specified in the Code can be made free of income tax withholding and penalty-free. Repayments of these distributions to an eligible retirement plan are treated as deemed rollover contributions. IRS guidance will be required to implement this provision.

You should discuss with your tax adviser whether you should consider rolling over funds from one type of tax qualified retirement plan to another because the funds will generally be subject to the rules of the recipient plan. For example, funds in a governmental employer 457(b) plan are not subject to the additional 10% federal income tax penalty for premature distributions, but they may become subject to this penalty if you roll the funds to a different type of eligible retirement plan such as a traditional IRA, and subsequently take a premature distribution.

Rollovers from an eligible retirement plan to a traditional IRA are not subject to the “one-per-year limit” noted later in this Section.

Rollovers of after-tax contributions from eligible retirement plans other than traditional IRAs

Any non-Roth after-tax contributions you have made to a qualified plan or 403(b) plan (but not a governmental employer 457(b) plan) may be rolled over to a traditional IRA (either in a direct rollover or a rollover you do yourself). When the recipient plan is a traditional IRA, you are responsible for recordkeeping and calculating the taxable amount of any distributions you take from that traditional IRA. See “Taxation of Payments” later in this section under “Withdrawals, payments and transfers of funds out of traditional IRAs.” After-tax contributions in a traditional IRA cannot be rolled over from your traditional IRA into, or back into, a qualified plan, 403(b) plan or governmental employer 457(b) plan.

Rollovers from traditional IRAs to traditional IRAs

You may roll over amounts from one traditional IRA to one or more of your other traditional IRAs if you complete the transaction within 60 days after you receive the funds. You may make such a rollover only once in every 12-month period for the same funds. We call this the “one-per-year limit.” It is the IRA owner’s responsibility to determine if this rule is met. Trustee-to-trustee or custodian-to-custodian direct transfers are not rollover transactions. You can make these more frequently than once in every 12-month period.

Spousal rollovers and divorce-related direct transfers

The surviving spouse beneficiary of a deceased individual can roll over funds from, or directly transfer funds from, the deceased spouse’s traditional IRA to one or more other traditional IRAs. Also, in some cases, traditional IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court-ordered divorce or separation decree.

Excess contributions to traditional IRAs

Excess contributions to IRAs are subject to a 6% excise tax for the year in which made and for each year after until withdrawn. Examples of excess contributions are regular contributions of more than the maximum regular contribution amount for the applicable taxable year, and a rollover contribution which is not eligible to be rolled over, for example to the extent an amount distributed is a lifetime required minimum distribution after age 72 (or after age 70 1/2, if applicable). You can avoid or limit the excise tax by withdrawing an excess contribution. See IRS Publications 590-A and 590-B for further details.

Recharacterizations

Amounts that have been contributed as traditional IRA funds may subsequently be treated as Roth IRA funds. Special federal income tax rules allow you to change your mind again and have amounts that are subsequently treated as Roth IRA funds, once again treated as traditional IRA funds. You do this by using the forms we prescribe. This is referred to as having “recharacterized” your contribution.

Withdrawals, payments and transfers of funds out of traditional IRAs

No federal income tax law restrictions on withdrawals.  You can withdraw any or all of your funds from a traditional IRA at any time. You do not need to wait for a special event like retirement.

Taxation of payments.  Amounts distributed from traditional IRAs are not subject to federal income tax until you or your beneficiary receive them. Taxable payments or distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also taxable.

We report all payments from traditional IRA contracts on IRS Form 1099-R. You are responsible for reporting these amounts correctly on your individual income tax return and keeping supporting records. Except as discussed below, the total amount of any distribution from a traditional IRA must be included in your gross income as ordinary income.

If you have ever made nondeductible (after-tax) IRA contributions to any traditional IRA (it does not have to be to this particular traditional IRA contract), those contributions are recovered tax-free when you get distributions from any traditional IRA. It is your responsibility to keep permanent tax records of all of your nondeductible contributions to traditional IRAs so that you can correctly report the taxable amount of any distribution on your own tax return. At the end of any year in which you have received a distribution from any traditional IRA, you calculate the ratio of your total nondeductible traditional IRA contributions (less any amounts previously withdrawn tax-free) to the total account balances of all traditional IRAs you own at the end of the year plus all traditional IRA distributions made during the year. Multiply this by all distributions from the traditional IRA during the year to determine the nontaxable portion of each distribution.

A distribution from a traditional IRA is not taxable if:

•	the amount received is a withdrawal of certain excess contributions, as described in IRS Publications 590-A and 590-B; or

•

the entire amount received is rolled over to another traditional IRA or other eligible retirement plan which agrees to accept the funds. (See “Rollovers from eligible retirement plans other than traditional IRAs” in “Traditional individual retirement annuities (traditional IRAs)” earlier in this section for more information.)

The following are eligible to receive rollovers of distributions from a traditional IRA: a qualified plan, a 403(b) plan or a governmental employer 457(b) plan. After-tax contributions in a traditional IRA cannot be rolled from your traditional IRA into, or back into, a qualified plan, 403(b) plan or governmental employer 457(b) plan. Before you decide to roll over a distribution from a traditional IRA to another eligible retirement plan, you should check with the administrator of that plan about whether the plan accepts rollovers and, if so, the types it accepts. You should also check with the administrator of the receiving plan about any documents required to be completed before it will accept a rollover.

Distributions from a traditional IRA are not eligible for favorable ten-year averaging and long-term capital gain treatment available under limited circumstances for certain distributions from qualified plans. If you might be eligible for such tax treatment from your qualified plan, you may be able to preserve such tax treatment even though an eligible rollover from a qualified plan is temporarily rolled into a “conduit IRA” before being rolled back into a qualified plan. See your tax adviser.

IRA distributions directly transferred to charity.  Specified distributions from IRAs directly transferred to charitable organizations may be tax-free to IRA owners age 70 1/2 or older. We no longer permit you to direct the Company to make a distribution directly to a charitable organization you request, in accordance with an interpretation of recent non-tax regulatory changes.

Annuity payments under the RMD Wealth Guard Refund feature

If you elected the RMD Wealth Guard death benefit and your Protected Benefit account value falls to zero before you reach age 95 or before your death, we will issue you a supplementary contract with the same owner and beneficiary. You will receive periodic refund payments until we have returned the value of the RMD Wealth Guard death benefit base, less any RMD withdrawals previously taken from the Protected Benefit account before it fell to zero. See “RMD Wealth Guard Refund feature” in “Contract features and benefits” earlier in this Prospectus for additional information.

The payments under the RMD Wealth Guard Refund feature will be treated as annuity payments. If you have no value remaining in the Investment account, the entire contract will be annuitized. If you have value remaining in the Investment account, the contract will be treated as partially annuitized.

Required minimum distributions

Legislation enacted at the end of 2019 which is generally effective January 1, 2020 significantly amends the required minimum distribution rules. Because these rules are statutory and regulatory, in many cases IRS guidance will be required to implement these changes.

Background on Regulations — Required Minimum Distributions.  Distributions must be made from traditional IRAs according to rules contained in the Code and Treasury Regulations. Certain provisions of the Treasury Regulations require that the actuarial present value of additional annuity contract benefits must be added to the dollar amount credited for purposes of calculating certain types of required minimum distributions from individual retirement annuity contracts. For this purpose additional annuity contract benefits may include, but are not limited to, Guaranteed benefits. This could increase the amount required to be distributed from the contracts if you take annual withdrawals instead of annuitizing. Please consult your tax adviser concerning applicability of these complex rules to your situation.

Lifetime required minimum distributions — When you have to take the first lifetime required minimum distribution. When you have to start lifetime required minimum distributions from your traditional IRAs depends on your birthdate. Under legislation enacted at the end of 2019, lifetime required minimum distributions from your traditional IRAs must start for the year in which you attain age 72 (if you were born July 1, 1949 or later). For individuals born June 30, 1949 or earlier, lifetime required minimum distributions from your traditional IRAs must start for the year in which you attain age 70 1/2. That is, individuals who had already attained age 70½ by December 31, 2019 had no change from prior law in the start or continuation of their lifetime required minimum distributions.

The first required minimum distribution is for the calendar year in which you turn age 72 (or age 70 1/2 if applicable). You have the choice to take this first required minimum distribution during the calendar year you actually reach age 72 (or age 70 1/2 if applicable), or to delay taking it until the first three-month period in the next calendar year (January 1st - April 1st). Distributions must start no later than your “Required Beginning Date”, which is April 1st of the calendar year after the calendar year in which you turn age 72 (or age 70 1/2 if applicable). If you choose to delay taking the first annual minimum distribution, then you will have to take two minimum distributions in that year — the delayed one for the first year and the one actually for that year. Once minimum distributions begin, they must be made at some time each year.

How you can calculate required minimum distributions.  There are two approaches to taking required minimum distributions — “account-based” or “annuity-based.”

Account-based method.  If you choose an account-based method, you divide the value of your traditional IRA as of December 31st of the past calendar year by a number corresponding to your age from an IRS table. This gives you the required minimum distribution amount for that particular IRA for that year. If your spouse is your sole beneficiary and more than 10 years younger than you, the dividing number you use may be from another IRS table and may produce a smaller lifetime required minimum distribution amount. Regardless of the table used, the required minimum distribution amount will vary each year as the account value, the actuarial present value of additional annuity contract benefits, if applicable, and the divisor change.

If you initially choose an account-based method, you may later apply your traditional IRA funds to a life annuity-based payout with any certain period not exceeding remaining life expectancy, determined in accordance with IRS tables.

Annuity-based method.  If you choose an annuity-based method, you do not have to do annual calculations. You apply the account value to an annuity payout for your life or the joint lives of you and a designated beneficiary or for a period certain not extending beyond applicable life expectancies, determined in accordance with IRS tables.

Do you have to pick the same method to calculate your required minimum distributions for all of your traditional IRAs and other retirement plans?  No. If you want, you can choose a different method for each of your traditional IRAs and other retirement plans. For example, you can choose an annuity payout from one IRA, a different annuity payout from a qualified plan and an account-based annual withdrawal from another IRA.

Will we pay you the annual amount every year from your traditional IRA based on the method you choose?  We will only pay you automatically if you affirmatively select an annuity payout option or an account-based withdrawal option such as our “automatic required minimum distribution (RMD) service.” Even if you do not enroll in our service, we will calculate the amount of the required minimum distribution withdrawal for you, if you so request in writing. However, in that case you will be responsible for asking us to pay the required minimum distribution withdrawal to you.

Also, if you are taking account-based withdrawals from all of your traditional IRAs, the IRS will let you calculate the required minimum distribution for each traditional IRA that you maintain. You can add these required minimum distribution amount calculations together. As long as the total amount you take out every year satisfies your overall traditional IRA required minimum distribution amount, you may choose to take your annual required minimum distribution from any one or more traditional IRAs that you own.

What if you take more than you need to for any year?  The required minimum distribution amount for your traditional IRAs is calculated on a year-by-year basis. There are no carry-back or carry-forward provisions. Also, you cannot apply required minimum distribution amounts you take from your qualified plans to the amounts you have to take from your traditional IRAs and vice versa.

What if you take less than you need to for any year?  Your IRA could be disqualified, and you could have to pay tax on the entire value. Even if your IRA is not disqualified, you could have to pay a 50% penalty tax on the shortfall (required amount for traditional IRAs less amount actually taken). It is your responsibility to meet the required minimum distribution rules. We will remind you when our records show that you are within the age group which must take lifetime required minimum distributions. If you do not select a method with us, we will assume you are taking your required minimum distribution from another traditional IRA that you own.

What are the required minimum distribution payments after you die?   These vary, depending on the status of your beneficiary (individual or entity) and when you die. Legislation enacted at the end of 2019 significantly amends the post-death required minimum distribution rules for distributions made beginning January 1, 2020, and in some cases may affect payouts for pre-December 31, 2019 deaths. IRS guidance will be needed to implement these changes.

Individual beneficiary.  Unless the individual beneficiary has a special status as an “eligible designated beneficiary” or “EDB” described below, distributions of the remaining amount in the defined contribution plan or IRA contract following your death must be distributed within 10 years. IRS guidance will be needed regarding the mechanics of implementation of this “10-year” rule.

Individual beneficiary who has “eligible designated beneficiary” or “EDB” status.  An individual beneficiary who is an “eligible designated beneficiary” or “EDB” can take annual post-death required minimum distribution payments over the life of the EDB or over a period not extending beyond the life expectancy of the EDB, as long as the distributions start no later than one year after your death (to be prescribed in Treasury Regulations).

The following individuals are EDBs:

•	your surviving spouse (see spousal beneficiary, below);

•	your minor children (only while they are minors);

•	a disabled individual (Code definition applies);

•	a chronically ill individual (Code definition applies); and

•	any individual who is not more than 10 years younger than you.

In certain cases, a trust for a disabled individual or a chronically ill individual may be treated as an individual and not an entity beneficiary.

When minor children reach the age of majority, they stop EDB status and the remainder of the portion of their interest not yet distributed must be distributed within 10 years. IRS guidance will be needed to implement the mechanics of this EDB status shift provision. It appears to discourage life contingent annuity payouts to minor children.

Spousal beneficiary.  If your death beneficiary is your surviving spouse, your spouse has a number of choices. As noted above, post-death distributions may be made over your spouse’s life or period of life expectancy. Your spouse may delay starting payments over his/her life or life expectancy period until the year in which you would have attained age 72. In some circumstances, for traditional IRA contracts only, your surviving spouse may elect to become the owner of the traditional IRA and halt distributions until he or she reaches age 72, or roll over amounts from your traditional IRA into his/her own traditional IRA or other eligible retirement plan.

Non-individual beneficiary.  Pre-January 1, 2020 rules continue to apply. If you die before your Required Beginning Date for lifetime required minimum distributions, and your death beneficiary is a non-individual such as your estate, the “5-year rule” applies. Under this rule, the entire interest must be distributed by the end of the calendar year which contains the fifth anniversary of the owner’s death. No distribution is required for a year before that fifth year. Please note that we need an individual annuitant to keep an annuity contract in force. If the beneficiary is not an individual, we must distribute amounts remaining in the annuity contract after the death of the annuitant.

If you die after your Required Beginning Date for lifetime required minimum distributions, and your death beneficiary is a non-individual such as your estate, the rules permit the beneficiary to calculate the post-death required minimum distribution amounts based on the owner’s life expectancy in the year of death. However, note that we need an individual annuitant to keep an annuity contract in force. If the beneficiary is not an individual, we must distribute amounts remaining in the annuity contract after the death of the annuitant.

Please note that under the legislation enacted in 2019, for owner deaths on or after January 1, 2020, it appears that trusts which would have qualified under pre-January 2020 rules as “see-through trusts” will now be treated as entity beneficiaries.

Additional Changes to post-death distributions after the 2019 legislation.  The legislation enacted at the end of 2019 applies to deaths after December 31, 2019, so that the post-death required minimum distribution rules in effect before January 1, 2020 continue to apply initially. As long as payments start no later than December 31 following the calendar year of the owner’s death, individuals who are non-spouse beneficiaries may continue to stretch post-death payments over their life. It is also permissible to stretch post-death payments over a period not longer than their life expectancy based on IRS tables as of the calendar year after the owner’s death on a term certain method. In certain cases, a “see-through” trust which is the death beneficiary will be treated as an individual for measuring the distribution period.

However, the legislation enacted at the end of 2019 views the death of the original individual beneficiary as an event that triggers the “10-year” distribution period. Prior to 2019, for example, if an individual beneficiary who had a 20-year life expectancy period in the year after the owner’s death died in the 7th year of post-death payments, the beneficiary named by the original beneficiary could continue the payments over the remaining 13 years of the original beneficiary’s life expectancy period. Even if the owner in this example died before December 31, 2019 the legislation caps the length of any post-death payment period after the death of the original beneficiary at 10 years. As noted above, a rule similar to this applies when an EDB dies, or a minor child reaches majority-the remaining interest must be distributed within 10 years. IRS guidance will be needed to implement the mechanics of these beneficiary status shift provisions.

Spousal continuation

If the contract is continued under Spousal continuation, the required minimum distribution rules are applied as if your surviving spouse is the contract owner.

Payments to a beneficiary after your death

IRA death benefits are taxed the same as IRA distributions.

Borrowing and loans are prohibited transactions

You cannot get loans from a traditional IRA. You cannot use a traditional IRA as collateral for a loan or other obligation. If you borrow against your IRA or use it as collateral, its tax-favored status will be lost as of the first day of the tax year in which this prohibited event occurs. If this happens, you must include the value of the traditional IRA in your federal gross income. Also, the early distribution penalty tax of 10% may apply if you have not reached age 59 1/2 before the first day of that tax year.

Early distribution penalty tax

A penalty tax of 10% of the taxable portion of a distribution applies to distributions from a traditional IRA made before you reach age 59 1/2. Some of the available exceptions to the pre-age 59 1/2 penalty tax include distributions:

•	made on or after your death; or

•	made because you are disabled (special federal income tax definition); or

•	used to pay certain extraordinary medical expenses (special federal income tax definition); or

•	used to pay medical insurance premiums for unemployed individuals (special federal income tax definition); or

•	used to pay certain first-time home buyer expenses (special federal income tax definition; $10,000 lifetime total limit for these distributions from all your traditional and Roth IRAs); or

•	used to pay certain higher education expenses (special federal income tax definition); or

•	under legislation enacted at the end of 2019, distributions made in connection with the birth or adoption of a child as specified in the Code; or

•

in the form of substantially equal periodic payments made at least annually over your life (or your life expectancy) or over the joint lives of you and your beneficiary (or your joint life expectancies) using an IRS-approved distribution method.

Please note that it is your responsibility to claim the penalty exception on your own income tax return and to document eligibility for the exception to the IRS.

To meet the substantially equal periodic payments exception, you could elect the substantially equal withdrawals option. See “Substantially equal withdrawals” under “Accessing your money” earlier in this Prospectus. We will calculate the substantially equal payments, using your choice of IRS-approved methods we offer. Although substantially equal withdrawals are not subject to the 10% penalty tax, they are taxable as discussed in “Withdrawals, payments and transfers of funds out of traditional IRAs” earlier in this section. Once substantially equal withdrawals begin, the distributions should not be stopped or changed until after the later of your reaching age 59 1/2 or five years after the date of the first distribution, or the penalty tax, including an interest charge for the prior penalty avoidance, may apply to all prior distributions under either option. Also, it is possible that the IRS could view any additional withdrawal or payment you take from, or any additional contributions or transfers you make to, your contract as changing your pattern of substantially equal withdrawals for purposes of determining whether the penalty applies.

Making additional contributions to the contract is treated as changing the pattern of withdrawals. It does not matter whether the additional contributions are made by direct transfer or rollover; nor does it matter if they are made to the Investment account or the Protected Benefit account. Because the penalty exception method does not permit additional contributions or payment changes to restore any benefit base under the contract, you and your tax adviser should consider carefully whether you should elect the Substantially equal withdrawals option or any other method of penalty exception withdrawals if you have allocated, or intend to allocate, amounts to the Protected Benefit account value after starting Substantially equal withdrawals.

Roth individual retirement annuities (Roth IRAs)

This section of the Prospectus covers some of the special tax rules that apply to Roth IRAs. If the rules are the same as those that apply to the traditional IRA, we will refer you to the same topic under “Traditional individual retirement annuities (traditional IRAs).”

The Retirement Cornerstone® Series E Roth IRA contract is designed to qualify as a Roth individual retirement annuity under Sections 408A(b) and 408(b) of the Internal Revenue Code.

Contributions to Roth IRAs. Individuals may make four different types of contributions to a Roth IRA:

•	regular after-tax contributions out of earnings; or

•	taxable rollover contributions from traditional IRAs or other eligible retirement plans (“conversion rollover” contributions); or

•	tax-free rollover contributions from other Roth individual retirement arrangements or designated Roth accounts under defined contribution plans; or

•	tax-free direct custodian-to-custodian transfers from other Roth IRAs (“direct transfers”).

All contributions to a Retirement Cornerstone® Series E Roth IRA contract must be a direct transfer or rollover contribution. We do not accept regular contributions out of earnings.

See “Exchange Program” in “Retirement Cornerstone® Series E at a glance — key features” earlier in this Prospectus.

Rollovers and direct transfer contributions to Roth IRAs

What is the difference between rollover and direct transfer transactions? The difference between a rollover transaction and a direct transfer transaction is the following: in a rollover transaction you actually take possession of the funds rolled over or are considered to have received them under tax law in the case of a change from one type of plan to another. In a direct transfer transaction, you never take possession of the funds, but direct the first Roth IRA custodian, trustee or issuer to transfer the first Roth IRA funds directly to the recipient Roth IRA custodian, trustee or issuer. You can make direct transfer transactions only between identical plan types (for example, Roth IRA to Roth IRA).

You may make rollover contributions to a Roth IRA from these sources only:

•	another Roth IRA;

•	a traditional IRA, including a SEP-IRA or SIMPLE IRA (after a two-year rollover limitation period for SIMPLE IRA funds), in a taxable conversion rollover (“conversion rollover”);

•	a “designated Roth contribution account” under a 401(k) plan, a 403(b) plan or a governmental employer Section 457(b) plan (direct or 60-day); or

•	from non-Roth accounts under another eligible retirement plan, as described below under “Conversion rollover contributions to Roth IRAs.”

You may make direct transfer contributions to a Roth IRA only from another Roth IRA.

You may make both Roth IRA to Roth IRA rollover transactions and Roth IRA to Roth IRA direct transfer transactions. This can be accomplished on a completely tax-free basis. However, you may make IRA rollover transactions (Roth IRAs or otherwise) only once in any 12-month period for the same funds. We call this the “one-per-year limit.” It is the Roth IRA owner’s responsibility to determine if this rule is met. Trustee-to-trustee or custodian-to-custodian direct transfers can be made more frequently than once a year. Also, if you send us the rollover contribution to apply it to a Roth IRA, you must do so within 60 days after you receive the proceeds from the original IRA to get rollover treatment. Although in general 60-day rollovers are permitted under the tax law, we will not accept any personal checks and require contributions to be made only through direct transfers from, or rollovers to be made directly from, another eligible contract issued by us.

The surviving spouse beneficiary of a deceased individual can roll over or directly transfer an inherited Roth IRA to one or more other Roth IRAs. In some cases, Roth IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court-ordered divorce or separation decree.

Conversion rollover contributions to Roth IRAs

In a conversion rollover transaction, you withdraw (or are considered to have withdrawn) funds from a traditional IRA you maintain and convert it to a Roth IRA within 60 days after you receive (or are considered to have received) the traditional IRA proceeds. Amounts can also be rolled over from non-Roth accounts under another eligible retirement plan, including a Code Section 401(a) qualified plan, a 403(b) plan, and a governmental employer Section 457(b) plan.

Unlike a rollover from a traditional IRA to another traditional IRA, a conversion rollover transaction from a traditional IRA or other eligible retirement plan to a Roth IRA is not tax-free. Instead, the distribution from the traditional IRA or other eligible retirement plan is generally fully taxable. If you are converting a traditional IRA, and you have ever made nondeductible regular contributions to any traditional IRA — whether or not it is the traditional IRA you are converting —

a pro rata portion of the distribution is tax-free. Even if you are under age 59 1/2, the early distribution penalty tax does not apply to conversion rollover contributions to a Roth IRA. Conversion rollover contributions to Roth IRAs are not subject to the “one-per-year limit” noted earlier in this section.

You cannot make conversion contributions to a Roth IRA to the extent that the funds in your traditional IRA or other eligible retirement plan are subject to the lifetime annual required minimum distribution rules.

The IRS and Treasury have issued Treasury Regulations addressing the valuation of annuity contracts funding traditional IRAs in the conversion to Roth IRAs. Although these Regulations are not clear, they could require an individual’s gross income on the conversion of a traditional IRA to a Roth IRA to be measured using various actuarial methods and not as if the annuity contract funding the traditional IRA had been surrendered at the time of conversion. This could increase the amount of income reported in certain circumstances.

Recharacterizations

You may be able to treat a contribution made to one type of IRA as having been made to a different type of IRA. This is called recharacterizing the contribution.

Conversion rollover contributions to Roth IRAs cannot be recharacterized.

To recharacterize a contribution, you must use our forms.

Withdrawals, payments and transfers of funds out of Roth IRAs

No federal income tax law restrictions on withdrawals.  You can withdraw any or all of your funds from a Roth IRA at any time; you do not need to wait for a special event like retirement.

Distributions from Roth IRAs

Distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also distributions.

You must keep your own records of regular and conversion contributions to all Roth IRAs to assure appropriate taxation. You may have to file information on your contributions to and distributions from any Roth IRA on your tax return. You may have to retain all income tax returns and records pertaining to such contributions and distributions until your interests in all Roth IRAs are distributed.

Like traditional IRAs, taxable distributions from a Roth IRA are not entitled to special favorable ten-year averaging and long-term capital gain treatment available in limited cases to certain distributions from qualified plans.

The following distributions from Roth IRAs are free of income tax:

•	rollovers from a Roth IRA to another Roth IRA;

•	direct transfers from a Roth IRA to another Roth IRA;
•	qualified distributions from a Roth IRA; and

•	return of excess contributions or amounts recharacterized to a traditional IRA.

Qualified distributions from Roth IRAs.  Qualified distributions from Roth IRAs made because of one of the following four qualifying events or reasons are not includable in income:

•	you are age 59 1/2 or older; or

•	you die; or

•	you become disabled (special federal income tax definition); or

•

your distribution is a “qualified first-time homebuyer distribution” (special federal income tax definition; $10,000 lifetime total limit for these distributions from all of your traditional and Roth IRAs).

You also have to meet a five-year aging period. A qualified distribution is any distribution made after the five-taxable-year period beginning with the first taxable year for which you made any contribution to any Roth IRA (whether or not the one from which the distribution is being made).

Nonqualified distributions from Roth IRAs.  Nonqualified distributions from Roth IRAs are distributions that do not meet both the qualifying event and five-year aging period tests described above. If you receive such a distribution, part of it may be taxable. For purposes of determining the correct tax treatment of distributions (other than the withdrawal of excess contributions and the earnings on them), there is a set order in which contributions (including conversion contributions) and earnings are considered to be distributed from your Roth IRA. The order of distributions is as follows:

(1)	Regular contributions.

(2)	Conversion contributions, on a first-in-first-out basis (generally, total conversions from the earliest year first). These conversion contributions are taken into account as follows:

(a)	Taxable portion (the amount required to be included in gross income because of conversion) first, and then the

(b)	Nontaxable portion.

(3)	Earnings on contributions.

Rollover contributions from other Roth IRAs are disregarded for this purpose.

To determine the taxable amount distributed, distributions and contributions are aggregated or grouped, then added together as follows:

(1)	All distributions made during the year from all Roth IRAs you maintain — with any custodian or issuer — are added together.

(2)	All regular contributions made during and for the year (contributions made after the close of the year, but before the due date of your return) are added together. This total is added to the total undistributed regular contributions made in prior years.

(3)	All conversion contributions made during the year are added together.

Any recharacterized contributions that end up in a Roth IRA are added to the appropriate contribution group for the year that the original contribution would have been taken into account if it had been made directly to the Roth IRA.

Any recharacterized contribution that ends up in an IRA other than a Roth IRA is disregarded for the purpose of grouping both contributions and distributions. Any amount withdrawn to correct an excess contribution (including the earnings withdrawn) is also disregarded for this purpose.

Required minimum distributions during life

Lifetime required minimum distributions do not apply.

Required minimum distributions at death

Same as traditional IRA under “What are the required minimum distribution payments after you die?”.

Payments to a beneficiary after your death

Distributions to a beneficiary generally receive the same tax treatment as if the distribution had been made to you.

Borrowing and loans are prohibited transactions

Same as traditional IRA.

Excess contributions to Roth IRAs

Generally the same as traditional IRA.

Excess rollover contributions to Roth IRAs are contributions not eligible to be rolled over.

You can withdraw or recharacterize any contribution to a Roth IRA before the due date (including extensions) for filing your federal income tax return for the tax year. If you do this, you must also withdraw or recharacterize any earnings attributable to the contribution.

Early distribution penalty tax

Same as traditional IRA.

Tax withholding and information reporting

Status for income tax purposes; FATCA.  In order for us to comply with income tax withholding and information reporting rules which may apply to annuity contracts and tax-qualified plans, we request documentation of “status” for tax purposes. “Status” for tax purposes generally means whether a person is a “U.S. person” or a foreign person with respect to the United States; whether a person is an individual or an entity, and if an entity, the type of entity. Status for tax purposes is best documented on the appropriate IRS Form or substitute certification form (IRS Form W-9 for a U.S. person or the appropriate type of IRS Form W-8 for a foreign person). If we do not have appropriate certification or documentation of a person’s status for tax purposes on file, it could affect the rate at which we are required to withhold income tax, and penalties could apply. Information reporting rules could apply not only to specified transactions, but also to contract ownership. For example, under the Foreign Account Tax Compliance Act (“FATCA”), which applies to certain U.S.-source payments, and similar or related withholding and information reporting rules, we may be required to report contract values and other information for certain contractholders. For this reason, we and our affiliates intend to require appropriate status documentation at purchase, change of ownership, and affected payment transactions, including death benefit payments. FATCA and its related guidance is extraordinarily complex and its effect varies considerably by type of payor, type of payee and type of recipient.

Tax Withholding.  We must withhold federal income tax from distributions from annuity contracts and specified tax-favored savings or retirement plans or arrangements. You may be able to elect out of this income tax withholding in some cases. Generally, we do not have to withhold if your distributions are not taxable. The rate of withholding will depend on the type of distribution and, in certain cases, the amount of your distribution. Any income tax withheld is a credit against your income tax liability. If you do not have sufficient income tax withheld or do not make sufficient estimated income tax payments, you may incur penalties under the estimated income tax rules.

You must file your request not to withhold in writing before the payment or distribution is made. Our processing office will provide forms for this purpose. You cannot elect out of withholding unless you provide us with your correct Taxpayer Identification Number and a United States residence address. You cannot elect out of withholding if we are sending the payment out of the United States.

You should note the following special situations:

•	We might have to withhold and/or report on amounts we pay under a free look or cancellation.

•

We are required to withhold on the gross amount of a distribution from a Roth IRA to the extent it is reasonable for us to believe that a distribution is includable in your gross income. This may result in tax being withheld even though the Roth IRA distribution is ultimately not taxable.

Special withholding rules apply to United States citizens residing outside of the United States, foreign recipients, and certain U. S. entity recipients which are treated as foreign because they fail to document their U.S. status before payment is made. We do not discuss these rules here in detail. However, we may require additional documentation in the case of payments made to United States persons living abroad and non-United States persons (including U.S. entities treated as foreign) prior to processing any requested transaction.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. In some states, the income tax withholding is completely independent of federal income tax withholding. If you need more information concerning a particular state or any required forms, call our processing office at the toll-free number.

Federal income tax withholding on periodic annuity payments

Federal tax rules require payers to withhold differently on “periodic” and “nonperiodic” payments. Payers are to withhold from periodic annuity payments as if the payments were wages. For a periodic annuity payment, for example, the annuity contract owner’s withholding depends on what the owner specifies on a Form W-4P. If the owner fails to provide a correct Taxpayer Identification Number, withholding at the highest rate applies.

A contract owner’s withholding election remains effective unless and until the owner revokes it. The contract owner may revoke or change a withholding election at any time.

Federal income tax withholding on non-periodic annuity payments (withdrawals)

Non-periodic distributions include partial withdrawals, total surrenders and death benefits. Payers generally withhold federal income tax at a flat 10% rate from (i) the taxable amount in the case of nonqualified contracts, and (ii) the payment amount in the case of traditional IRAs and Roth IRAs, where it is reasonable to assume an amount is includable in gross income.

As described below, there is no election out of federal income tax withholding if the payment is an eligible rollover distribution from a qualified plan. If a non-periodic distribution from a qualified plan is not an eligible rollover distribution then election out is permitted. If there is no election out, the 10% withholding rate applies.

Special rules for contracts funding qualified plans

The plan administrator is responsible for making all required notifications on tax matters to plan participants and to the IRS. See Appendix II at the end of this Prospectus.

Mandatory withholding from qualified plan distributions

Unless the distribution is directly rolled over to another eligible retirement plan, eligible rollover distributions from qualified plans are subject to mandatory 20% withholding. The plan administrator is responsible for withholding from qualified plan distributions and communicating to the recipient whether the distribution is an eligible rollover distribution.

Impact of taxes to the Company

The contracts provide that we may charge Separate Account 70A for taxes. We do not now, but may in the future set up reserves for such taxes.

We are entitled to certain tax benefits related to the investment of company assets, including assets of the separate account. These tax benefits, which may include the foreign tax credit and the corporate dividends received deduction, are not passed back to you, since we are the owner of the assets from which tax benefits may be derived.

8. More information

About Equitable America Variable Account 70A (“Separate Account 70A”)

Each variable investment option is a subaccount of Separate Account 70A. We established Separate Account 70A under special provisions of the Arizona Insurance Law on September 18, 2020. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable annuity contracts. We are the legal owner of all of the assets in Separate Account 70A and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our contracts. For example, we may withdraw amounts from Separate Account 70A that represent our investments in Separate Account 70A or that represent fees and charges under the contracts that we have earned. Also, we may, at our sole discretion, invest Separate Account 70A assets in any investment permitted by applicable law. The results of Separate Account 70A’s operations are accounted for without regard to the Company’s other operations. The amount of some of our obligations under the contracts is based on the assets in Separate Account 70A. However, the obligations themselves are obligations of the Company.

Separate Account 70A is registered under the Investment Company Act of 1940 and is registered and classified under that act as a “unit investment trust.” The SEC, however, does not manage or supervise the Company or Separate Account 70A. Although Separate Account 70A is registered, the SEC does not monitor the activity of Separate Account 70A on a daily basis. The Company is not required to register, and is not registered, as an investment company under the Investment Company Act of 1940.

Income, gains and losses (whether or not realized), from assets allocated to the separate account are, in accordance with the policies, credited to or charged against the separate account without regard to our other income, gains or losses.

Each subaccount (variable investment option) within Separate Account 70A invests solely in the applicable class of shares issued by the corresponding Portfolio of the applicable Trust.

We reserve the right subject to compliance with laws that apply:

(1)	to add variable investment options to, or to remove variable investment options from, Separate Account 70A, or to add other separate accounts;

(2)	to combine any two or more variable investment options;

(3)	to transfer the assets we determine to be the shares of the class of contracts to which the contracts belong from any variable investment option to another variable investment option;
(4)

to operate Separate Account 70A or any variable investment option as a management investment company under the Investment Company Act of 1940 (in which case, charges and expenses that otherwise would be assessed against an underlying mutual fund would be assessed against Separate Account 70A or a variable investment option directly);

(5)	to deregister Separate Account 70A under the Investment Company Act of 1940;

(6)	to restrict or eliminate any voting rights as to Separate Account 70A;

(7)	to cause one or more variable investment options to invest some or all of their assets in one or more other trusts or investment companies;

(8)	to limit or terminate contributions or transfers into any of the variable investment options; and

(9)	to limit the number of variable investment options you may select.

If the exercise of these rights results in a material change in the underlying investment of Separate Account 70A, you will be notified of such exercise, as required by law.

About the Trusts

The Trusts are registered under the Investment Company Act of 1940. They are classified as “open-end management investment companies,” more commonly called mutual funds. Each Trust issues different shares relating to each Portfolio.

The Trusts do not impose sales charges or “loads” for buying and selling their shares. All dividends and other distributions on the Trusts’ shares are reinvested in full. The Board of Trustees of each Trust serves for the benefit of each Trust’s shareholders. The Board of Trustees may take many actions regarding the Portfolios (for example, the Board of Trustees can establish additional Portfolios or eliminate existing Portfolios; change Portfolio investment objectives; and change Portfolio investment policies and strategies). In accordance with applicable law, certain of these changes may be implemented without a shareholder vote and, in certain instances, without advanced notice. More detailed information about certain actions subject to notice and shareholder vote for each Trust, and other information about the Portfolios, including portfolio investment objectives, policies, restrictions, risks, expenses, its Rule 12b-1 plan and other aspects of its operations, appears in the prospectuses for each Trust, which generally accompany this Prospectus, or in their respective SAIs, which are available upon request.

About the general account

This contract is offered to customers through various financial institutions, brokerage firms and their affiliate insurance agencies. No financial institution, brokerage firm or insurance agency has any liability with respect to a contract’s account value or any Guaranteed benefits with which the contract was issued. The Company is solely responsible to the contract owner for the contract’s account value and such Guaranteed benefits. The general obligations and any Guaranteed benefits under the contract are supported by the Company’s general account and are subject to the Company’s claims paying ability. An owner should look to the financial strength of the Company for its claims paying ability. Assets in the general account are not segregated for the exclusive benefit of any particular contract or obligation. General account assets are also available to the insurer’s general creditors and the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses. For more information about the Company’s financial strength, you may review its financial statements and/or check its current rating with one or more of the independent sources that rate insurance companies for their financial strength and stability. Such ratings are subject to change and have no bearing on the performance of the variable investment options. You may also speak with your financial representative.

The general account is subject to regulation and supervision by the Commissioner of Insurance in the state of Arizona and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Interests under the contracts in the general account have not been registered and are not required to be registered under the Securities Act of 1933 because of exemptions and exclusionary provisions that apply. The general account is not required to register as an investment company under the Investment Company Act of 1940 and it is not registered as an investment company under the Investment Company Act of 1940. The contract is a “covered security” under the federal securities laws.

The disclosure with regard to the general account is subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

Dates and prices at which contract events occur

We describe below the general rules for when, and at what prices, events under your contract will occur. Other portions of this Prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.

Business day

Our “business day” is generally any day the New York Stock Exchange (“NYSE”) is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the SEC. We may also close early due to such emergency conditions. Contributions will be applied and any other transaction requests will be processed when they are received along with all the required information unless another date applies as indicated below.

•	If your contribution, transfer or any other transaction request containing all the required information reaches us on any of the following, we will use the next business day:

—	on a non-business day;

—	after 4:00 p.m. Eastern Time on a business day; or

—	after an early close of regular trading on the NYSE on a business day.

•

If your transaction is set to occur on the same day of the month as the contract date and that date is the 29th, 30th or 31st of the month, then the transaction will occur on the 1st day of the next month.

•	When a charge is to be deducted on a contract date anniversary that is a non-business day, we will deduct the charge on the next business day.

•

If we have entered into an agreement with your broker-dealer for automated processing of contributions and/or transfers upon receipt of customer order, your contribution and/or transfer will be considered received at the time your broker-dealer receives your contribution and/or transfer and all information needed to process your application, along with any required documents. Your broker-dealer will then transmit your order to us in accordance with our processing procedures. However, in such cases, your broker-dealer is considered a processing office for the purpose of receiving the contribution and/or transfer. Such arrangements may apply to initial contributions, subsequent contributions, and/or transfers, and may be commenced or terminated at any time without prior notice. If required by law, the “closing time” for such orders will be earlier than 4:00 p.m., Eastern Time.

Contributions and transfers

•	Contributions allocated to the variable investment options are invested at the unit value next determined after the receipt of the contribution.

•	Contributions allocated to the guaranteed interest option will receive the crediting rate in effect on that business day for the specified time period.

•

Initial contributions allocated to the account for special dollar cost averaging receive the interest rate in effect on that business day. At certain times, we may offer the opportunity to lock in the interest rate for an initial contribution to be received under Section 1035 exchanges and trustee to trustee transfers. Your financial professional can provide information or you can call our processing office.

•	Transfers to or from variable investment options will be made at the unit value next determined after the receipt of the transfer request.

•	Transfers to the guaranteed interest option will receive the crediting rate in effect on that business day for the specified time period.

•	For the interest sweep option, the first monthly transfer will occur on the last business day of the month following the month that we receive your election form at our processing office.

About your voting rights

As the owner of the shares of the Trusts, we have the right to vote on certain matters involving the Portfolios, such as:

•	the election of trustees; or

•	the formal approval of independent public accounting firms selected for each Trust; or

•	any other matters described in the prospectus for each Trust or requiring a shareholders’ vote under the Investment Company Act of 1940.

We will give contract owners the opportunity to instruct us how to vote the number of shares attributable to their contracts if a shareholder vote is taken. If we do not receive instructions in time from all contract owners, we will vote the shares of a Portfolio for which no instructions have been received in the same proportion as we vote shares of that Portfolio for which we have received instructions. We will also vote any shares that we are entitled to vote directly because of amounts we have in a Portfolio in the same proportions that contract owners vote. One effect of proportional voting is that a small number of contract owners may determine the outcome of a vote.

The Trusts sell their shares to the Company separate accounts in connection with the Company’s variable annuity and/or variable life insurance products, and to separate accounts of insurance companies, both affiliated and unaffiliated with the Company. EQ Premier VIP Trust and EQ Advisors Trust also sell their shares to the trustee of a qualified plan for the Company. We currently do not foresee any disadvantages to our contract owners arising out of these arrangements. However, the Board of Trustees or Directors of each Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board’s response insufficiently protects our contract owners, we will see to it that appropriate action is taken to do so.

Separate Account 70A voting rights

If actions relating to the Separate Account require contract owner approval, contract owners will be entitled to one vote for each unit they have in the variable investment options. Each contract owner who has elected a variable annuity payout option may cast the number of votes equal to the dollar amount of reserves we are holding for that annuity in a variable investment option divided by the annuity unit value for that option. We will cast votes attributable to any amounts we have in the variable investment options in the same proportion as votes cast by contract owners.

Changes in applicable law

The voting rights we describe in this Prospectus are created under applicable federal securities laws. To the extent that those laws or the regulations published under those laws eliminate the necessity to submit matters for approval by persons having voting rights in separate accounts of insurance companies, we reserve the right to proceed in accordance with those laws or regulations.

COVID-19

The outbreak of the novel coronavirus known as COVID-19 was declared a pandemic by the World Health Organization in March 2020. Equity and financial markets have experienced increased volatility and negative returns, and interest rates have declined due to the COVID-19 pandemic and other market factors. Such events can adversely impact us and our operations. Management believes the Company is taking appropriate actions to mitigate the negative impact to our business and operations. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated or predicted at this time as these events are still developing.

Moreover, these market conditions have impacted the performance of the funds underlying the variable investment options. If these market conditions continue, and depending on your individual circumstances (e.g., your selected investment options and the timing of any contributions, transfers, or withdrawals), you may experience (perhaps significant) negative returns under the contract. The duration of the COVID-19 pandemic, and the future impact that the pandemic may have on the financial markets and global economy, cannot be foreseen, however. You should consult with a financial professional about how the COVID-19 pandemic and the recent market conditions may impact your future investment decisions related to the contract, such as purchasing the contract or making contributions, transfers, or withdrawals, based on your individual circumstances.

Cybersecurity risks and catastrophic events

We rely heavily on interconnected computer systems and digital data to conduct our variable product business. Because our variable product business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is vulnerable to disruptions from utility outages, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions), and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on websites and other operational disruption and unauthorized use or abuse of confidential customer information. Systems failures and cyberattacks, as well as, any other catastrophic event, including natural and manmade disasters, public health emergencies, pandemic diseases, terrorist attacks, floods or severe storms affecting us, any third-party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us, our business operations and your account value. Systems failures and cyber-attacks may also interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate account values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. In addition, the occurrence of any pandemic disease (like COVID-19), natural disaster, terrorist attack or any other event that results in our workforce, and/or employees of service providers and/or third party administrators, being compromised and unable or unwilling to fully perform their responsibilities, could likewise result in interruptions in our service, including our ability to issue contracts and process contract transactions. Even if our workforce and employees of our service providers and/or third party administrators were able to work remotely, those remote work arrangements could result in our business operations being less efficient than under normal circumstances and lead to delays in our issuing contracts and processing of other contract-related transactions. Cybersecurity risks and catastrophic events may also impact the issuers of securities in which the underlying funds invest, which may cause the funds underlying your contract to lose value. While there can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your contract due to cyber-attacks, information security breaches or other catastrophic events in the future, we take reasonable steps to mitigate these risks and secure our systems and business operations from such failures, attacks and events.

Misstatement of age

If the age of any person upon whose life or age a benefit provided under a Guaranteed benefit has been misstated, any such benefit will be that which would have been purchased on the basis of the correct age. If that person would not have been eligible for that Guaranteed benefit at the correct age, (i) the benefit will be rescinded; (ii) any charges that were deducted for the benefit will be refunded and applied to the Total account value of the contract; and (iii) only the death benefit provided by amounts allocated to the Investment account will apply.

Statutory compliance

We have the right to change your contract without the consent of any other person in order to comply with any laws and regulations that apply, including but not limited to changes in the Internal Revenue Code, in Treasury Regulations or in published rulings of the Internal Revenue Service and in Department of Labor regulations.

Any change in your contract must be in writing and made by an authorized officer of the Company. We will provide notice of any contract change.

The benefits under your contract will not be less than the minimum benefits required by any state law that applies.

About legal proceedings

The Company and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a contract owner’s interest in Separate Account 70A, nor would any of these proceedings be likely to have a material adverse effect upon the Separate Account, our ability to meet our obligations under the contracts, or the distribution of the contracts.

Financial statements

The financial statements of Separate Account 70A, as well as the consolidated financial statements of the Company, are in the SAI. The financial statements of the Company have relevance to the contracts only to the extent that they bear upon the ability of the Company to meet its obligations under the contracts. The SAI is available free of charge. You may request one by writing to our processing office or calling 1-800-789-7771.

Transfers of ownership, collateral assignments, loans and borrowing

You can transfer ownership of an NQ contract at any time before annuity payments begin. We will continue to treat you as the owner until we receive notification of any change at our processing office.

We may refuse to process a change of ownership of an NQ contract without appropriate documentation of status on IRS Form W-9 (or, if IRS Form W-9 cannot be provided because the entity is not a U.S. entity, on the appropriate type of Form W-8).

Following a change of ownership, the existing beneficiary designations will remain in effect until the new owner provides new designations.

Any Guaranteed benefit in effect will generally terminate if you change ownership of the contract. A Guaranteed benefit will not terminate if the ownership of the contract is transferred from a non-natural owner to an individual but the contract will continue to be based on the annuitant’s life. It will also not terminate if you transfer your individually-owned contract to a trust held for your (or your and your immediate family’s) benefit; it will continue to be based on your life. If you were not the annuitant under the individually-owned contract, you will become the annuitant when ownership is changed. Please speak with your financial professional for further information.

Jointly owned contracts.  If the older owner transfers ownership to another owner, any Guaranteed benefit in effect will terminate. If the younger owner transfers ownership to another owner, Guaranteed benefits will continue as long as the new owner is younger than the remaining joint owner and meets the issue age requirements associated with the Guaranteed benefits.

Adding a new owner.  To add a new owner to a contract, both owners must meet the age requirements, determined as of the transaction date, for issuing the contract and, if applicable, funding the Guaranteed benefits.

For a state-by-state description of all material variations of this contract, including information regarding the termination of benefits under your contract, see Appendix V later in this Prospectus.

In general, you cannot assign or transfer ownership of an IRA or QP contract except by surrender to us. If your individual retirement annuity contract is held in your custodial individual retirement account, you may only assign or transfer ownership of such an IRA contract to yourself. Loans are not available and you cannot assign IRA and QP contracts as security for a loan or other obligation.

For limited transfers of ownership after the owner’s death see “Beneficiary continuation option” in “Payment of death benefit” earlier in this Prospectus. You may direct the transfer of the values under your IRA or QP contract to another similar arrangement under federal income tax rules.

Loans are not available under your NQ contract.

In certain circumstances, you may collaterally assign all or a portion of the value of your NQ contract as security for a loan with a third party lender. The terms of the assignment are subject to our approval. The amount of the assignment may never exceed your Total account value on the day prior to the date we receive all necessary paperwork to effect the assignment. Only one assignment per contract is permitted. You must indicate that you have not purchased, and will not purchase, any other NQ deferred annuity contract issued by us or our affiliates in the same calendar year that you purchase the contract.

A collateral assignment does not terminate your benefits under the contract. However, a collateral assignment will terminate your optional benefits. All withdrawals, distributions and benefit payments, as well as the exercise of any benefits, are subject to the assignee’s prior approval and payment directions. We will follow such directions until the Company receives written notification satisfactory to us that the assignment has been terminated. If the owner or beneficiary fails to provide timely notification of the termination, it is possible that we could pay the assignee more than the amount of the assignment, or continue paying the assignee pursuant to existing directions after the collateral assignment has in fact been terminated. Our payment of any death benefit to the beneficiary will also be subject to the terms of the assignment until we receive written notification satisfactory to us that the assignment has been terminated.

In some cases, an assignment or change of ownership may have adverse tax consequences. See “Tax information” earlier in this Prospectus.

About Custodial IRAs

For certain custodial IRA accounts, after your contract has been issued, we may accept transfer instructions by telephone, mail, facsimile or electronically from a broker-dealer, provided that we or your broker-dealer have your written authorization to do so on file. Accordingly, the Company will rely on the stated identity of the person placing instructions as authorized to do so on your behalf. The Company will not be liable for any claim, loss, liability or expenses that may arise out of such instructions. The Company will continue to rely on this authorization until it receives your written notification at its processing office that you have withdrawn this authorization. The Company may change or terminate telephone or electronic or overnight mail transfer procedures at any time without prior written notice and restrict facsimile, internet, telephone and other electronic transfer services because of disruptive transfer activity.

How divorce may affect your contract and Guaranteed benefits

If we are required to divide your contract as the result of divorce, the portion of the Total account value attributable to your ex-spouse will be allocated to a new contract for your ex-spouse and funded using allocation instructions provided by the ex-spouse. Our optional benefits do not provide a cash value or any minimum account value. In the event that you and your spouse become divorced after you purchase a contract with a Guaranteed benefit, we will not divide the benefit base(s) used to calculate the benefits as part of the divorce settlement or judgment. As a result of the divorce, we may be required to withdraw amounts from the Protected Benefit account to be paid to an ex-spouse. Any such withdrawal will be considered a withdrawal from the contract, which means your Guaranteed benefit will be reduced.

If 100% of your contract is awarded to your ex-spouse in a divorce settlement, special rules apply. If 100% of your contract is awarded to your younger ex-spouse as a result of divorce, then whether you were the single owner or the contract was jointly owned, the following rules apply:

•

If the Protected Benefit account had been funded prior to the date of divorce, the age-related rules associated with continuing any Guaranteed benefits under the contract will be determined by the age of your ex-spouse as of the date we receive the divorce decree and any other information we may require (“date of divorce decree receipt”).

—

If the ex-spouse is age 55 – 85, the GMIB can continue as long as the time for exercising the GMIB under the contract has not yet passed. The GMIB Maximum Roll-up Period does not restart, but we will use the date on which the ex-spouse turns 95 in determining the GMIB Roll-up Period end date. GMIB benefit base resets will continue until the contract date anniversary following the ex-spouse’s 95th birthday.

—

If the ex-spouse is age 86 or older and not eligible to continue the GMIB, the benefit and associated charge will end on the date of divorce decree receipt. However, the ex-spouse will be given a one-time opportunity to exercise the GMIB after providing us with the divorce decree and any other information we may require.

—	If the ex-spouse elects to exercise the GMIB, we will always apply joint life annuity purchase rates in calculating the periodic payments.

—	If the ex-spouse is age 75 or younger and the Highest Anniversary Value death benefit was elected, it will remain in effect and eligible for increase based on the ex-spouse’s age.

—	If the ex-spouse is age 80 or younger and the Return of Principal death benefit was elected, it will remain in effect.

—

If the ex-spouse is age 68 or younger and the RMD Wealth Guard death benefit was elected, it will remain in effect. The applicable fee will be determined by the date of divorce decree receipt. RMD Wealth Guard death benefit base resets will continue until the earlier of (a) the first contract anniversary following the first RMD withdrawal from the Protected Benefit account or (b) the contract date anniversary after the ex-spouse turns 85. If resets had previously ended due to the original owner reaching age 85 or having taken a first RMD withdrawal from the Protected Benefit account, we will reinstate resets if your ex-spouse is eligible.

—

If the ex-spouse is age 85 or younger and not eligible to continue the GMDB under the contract, the benefit and associated charge will end on the date of divorce decree receipt. The contract will continue with the Return of Principal death benefit, with the death benefit amount frozen based on the value of the GMDB death benefit base on the date of divorce decree receipt, subject to adjustment for future contributions and withdrawals.

—

Contributions by the ex-spouse to the Protected Benefit account are not permitted. If the GMIB was elected, contributions by the ex-spouse to the Investment account are not permitted. If the GMIB was not elected, contributions by the ex-spouse to the Investment account are permitted if the ex-spouse is age-eligible at the time of the contribution.

—

Transfers into the Protected Benefit account are permitted until the ex-spouse makes a subsequent contribution to the Investment Account, or, if earlier, the ex-spouse reaches the maximum transfer age. At that time, all transfers into the Protected Benefit account, including transfers through the Systematic transfer program, will no longer be permitted. However, if transfers were no longer allowed under the original contract due to a contribution you made to the Investment account after taking a withdrawal from the Protected Benefit account, then your ex-spouse will not be able to make transfers into the Protected Benefit account even if they are age-eligible.

•	If the GMIB was elected and the Protected Benefit account had not been funded prior to the date of divorce decree receipt, the ex-spouse becomes the new contract owner and all Guaranteed benefits terminate. If the Protected Benefit account was funded after the date of divorce but prior to the date of divorce decree receipt, we will transfer the Protected Benefit account funds to the Investment account, the Protected Benefit account will be discontinued, and all Guaranteed benefits are terminated.

If 100% of your contract is awarded to your older ex-spouse as a result of divorce and the contract was jointly owned, the contract continues under its existing terms and the ex-spouse becomes the single owner of the contract.

Distribution of the contracts

The contracts are distributed by both Equitable Advisors and Equitable Distributors. The Distributors serve as principal underwriters of Separate Account 70A. The offering of the contracts is intended to be continuous.

Equitable Advisors is an affiliate of the Company, and Equitable Distributors is an indirect wholly owned subsidiary of the Company. The Distributors are under the common control of Equitable Holdings, Inc. Their principal business address is 1290 Avenue of the Americas, New York, NY 10104. The Distributors are registered with the SEC as broker-dealers and are members of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Both broker-dealers also act as distributors for other life and annuity products we issue.

The contracts are sold by financial professionals of Equitable Advisors and its affiliates. The contracts are also sold by financial professionals of unaffiliated broker-dealers that have entered into selling agreements with Equitable Distributors (“Selling broker-dealers”).

The Company pays compensation to both Distributors based on contracts sold. The Company may also make additional payments to the Distributors, and the Distributors may, in turn, make additional payments to certain Selling broker-dealers. All payments will be in compliance with all applicable FINRA rules and other laws and regulations.

Although the Company takes into account all of its distribution and other costs in establishing the level of fees and charges under its contracts, none of the compensation paid to the Distributors or the Selling broker-dealers discussed in this section of the Prospectus are imposed as separate fees or charges under your contract. The Company, however, intends to recoup amounts it pays for distribution and other services through the fees and charges of the contracts and payments it receives for providing administrative, distribution and other services to the Portfolios. For information about the fees and charges under the contract, see “Fee table” and “Charges and expenses” earlier in this Prospectus.

Equitable Advisors Compensation.

The Company pays compensation to Equitable Advisors based on contributions made on the contracts sold through Equitable Advisors (‘‘contribution-based compensation’’). The contribution-based compensation will generally not exceed 8.50% of total contributions. Equitable Advisors, in turn, may pay a portion of the contribution-based compensation received from the Company to the Equitable Advisors financial professional and/or the Selling broker-dealer making the sale. In some instances, a financial professional or a Selling broker-dealer may elect to receive reduced contribution-based compensation on a contract in combination with ongoing annual compensation of up to 1.20% of the Total account value of the contract sold (‘‘asset-based compensation’’). Total compensation paid to a financial professional or a Selling broker-dealer electing to receive both contribution-based and asset-based compensation could over time exceed the total compensation that would otherwise be paid on the basis of contributions alone. The compensation paid by Equitable Advisors varies among financial professionals and among Selling broker-dealers. When a contract is sold by a Selling broker-dealer, the Selling broker-dealer, not Equitable Advisors, determines the compensation paid to the Selling broker-dealer’s financial professional for the sale of the contract. Therefore, you should contact your financial professional for information about the compensation he or she receives and any related incentives, as described immediately below.

Equitable Advisors also pays a portion of the compensation it receives to its managerial personnel. Equitable Advisors also pays its financial professionals and managerial personnel other types of compensation including service fees, expense allowance payments and health and retirement benefits. Equitable Advisors also pays its financial professionals, managerial personnel and Selling broker-dealers sales bonuses (based on selling certain products during specified periods) and persistency bonuses. Equitable Advisors may offer sales incentive programs to financial professionals and Selling broker-dealers who meet specified production levels for the sales of both the Company’s contracts and contracts offered by other companies. These incentives provide non-cash compensation such as stock options awards and/or stock appreciation rights, expense-paid trips, expense-paid education seminars and merchandise.

Equitable Advisors may receive compensation, and, in turn, pay its financial professionals a portion of such fee, from third party investment advisors to whom its financial professionals refer customers for professional management of the assets within their contract.

Differential compensation.  In an effort to promote the sale of the Company’s products, Equitable Advisors may pay its financial professionals and managerial personnel a greater percentage of contribution-based compensation and/or asset-based compensation for the sale of our contract than it pays for the sale of a contract or other financial product issued by a company other than us. Equitable Advisors may pay different compensation on the sale of the same product, based on such factors as distribution, group or sponsored arrangements, or based on older or newer versions, or series, of the same contract. Equitable Advisors also pay different levels of compensation based on different contract types. This practice is known as providing “differential compensation.” Differential compensation may involve other forms of compensation to Equitable Advisors personnel. Certain components of the compensation paid to managerial personnel are based on whether the sales involve the Company’s contracts. Managers earn higher compensation (and credits toward awards and bonuses) if the financial professionals they manage sell a higher percentage of the Company’s contracts than products issued by other companies. Other forms of compensation provided to its financial professionals and/or managerial personnel, which include health and retirement benefits, expense reimbursements, marketing allowances and contribution-based payments, known as “overrides.” For tax reasons, Equitable Advisors financial professionals qualify for health and retirement benefits based solely on their sales of the Company’s contracts and products sponsored by affiliates.

The fact that Equitable Advisors financial professionals receive differential compensation and additional payments may provide an incentive for those financial professionals to recommend our contract over a contract or other financial product issued by a company not affiliated with the Company. However, under applicable rules of the FINRA and other federal and state regulatory authorities, Equitable Advisors financial professionals may only recommend to you products that they reasonably believe are suitable for you and, for certain accounts depending on applicable rules, that are in your best interest, based on the facts that you have disclosed as to your other security holdings, financial situation and needs. In making any recommendation, financial professionals of Equitable Advisors may nonetheless face conflicts of interest because of the differences in compensation from one product category to another, and because of differences in compensation between products in the same category. For more information, contact your financial professional.

Equitable Distributors Compensation.

The Company pays contribution-based and asset-based compensation (together “compensation”) to Equitable Distributors. Contribution-based compensation is paid based on the Company’s contracts sold through Equitable Distributors’ Selling broker-dealers. Asset-based compensation is paid based on the aggregate account value of contracts sold through certain of Equitable Distributors’ Selling broker-dealers. This compensation will generally not exceed 7.50% of the total contributions made under the contracts. Equitable Distributors, in turn, pays the contribution-based compensation it receives on the sale of a contract to the Selling broker-dealer making the sale. In some instances, the Selling broker-dealer may elect to receive reduced contribution-based compensation on the sale of the contract in combination with annual asset-based compensation of up to 1.25% of the contract’s Total account value. If a Selling broker-dealer elects to receive reduced contribution-based compensation on a contract, the contribution-based compensation which the Company pays to Equitable Distributors will be reduced by the same amount, and the Company will pay Equitable Distributors asset-based compensation on the contract equal to the asset-based compensation which Equitable Distributors pays to the Selling broker-dealer. Total compensation paid to a Selling broker-dealer electing to receive both contribution-based and asset-based compensation could over time exceed the total compensation that would otherwise be paid on the basis of contributions alone. The contribution-based and asset-based compensation paid by Equitable Distributors varies among Selling broker-dealers.

The Selling broker-dealer, not Equitable Distributors, determines the compensation paid to the Selling broker-dealer’s financial professional for the sale of the contract. Therefore, you should contact your financial professional for information about the compensation he or she receives and any related incentives, such as differential compensation paid for various products.

The Company also pays Equitable Distributors compensation to cover its operating expenses and marketing services under the terms of the Company’s distribution agreements with Equitable Distributors.

Additional payments by Equitable Distributors to Selling broker-dealers.

Equitable Distributors may pay, out of their assets, certain Selling broker-dealers and other financial intermediaries additional compensation in recognition of services provided or expenses incurred. Equitable Distributors may also pay certain Selling broker-dealers or other financial intermediaries additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). Services for which such payments are made may include, but are not limited to, the preferred placement of the Company’s products such as Retirement Cornerstone® Series E contracts on a company and/or product list; sales personnel training; product training; business reporting; technological support; due diligence and related costs; advertising, marketing and related services; conference; and/or other support services, including some that may benefit the contract owner. Payments may be based on ongoing sales, on the aggregate account value attributable to contracts sold through a Selling broker-dealer or such payments may be a fixed amount. For certain selling broker-dealers, Equitable Distributors increases the marketing allowance as certain sales thresholds are met. The Distributors may also make fixed payments to Selling broker-dealers, for example in connection with the initiation of a new relationship or the introduction of a new product.

Additionally, as an incentive for the financial professionals of Selling broker-dealers to promote the sale of the Company’s products, the Distributors may increase the sales compensation paid to the Selling broker-dealer for a period of time (commonly referred to as “compensation enhancements”). Equitable Distributors also has entered into agreements with certain selling broker-dealers in which the selling broker-dealer agrees to sell certain of our contracts exclusively, including the one described in this Prospectus.

These additional payments may serve as an incentive for Selling broker-dealers to promote the sale of the Company’s contracts over contracts and other products issued by other companies. Not all Selling broker-dealers receive additional payments, and the payments vary among Selling broker-dealers. The list below includes the names of Selling broker-dealers that we are aware (as of December 31, 2019) received additional payments. These additional payments ranged from $962.81 to $6,177,733.18. The Company and its affiliates may also have other business relationships with Selling broker-dealers, which may provide an incentive for the Selling broker-dealers to promote the sale of the Company’s contracts over contracts and other products issued by other companies. The list below includes any such Selling broker-dealer. For more information, ask your financial professional.

1st Global Capital Corp.

Allstate Financial Services, LLC

American Portfolios Financial Services

Ameriprise Financial Services

Avantax Investment Services, Inc.

BBVA Securities, Inc.

Cadaret, Grant & Co., Inc.

Cambridge Investment Research

Capital Investment Group

Centaurus Financial, Inc.

Cetera Financial Group

Citigroup Global Markets, Inc.

Citizens Investment Services

Commonwealth Financial Network

Community America Financial Solution

CUNA Brokerage Services

CUSO Financial Services, L.P.

DPL Financial Partners

Equity Services Inc.

Farmer’s Financial Solution

Galt Financial Group, Inc.

Geneos Wealth Management

Gradient Securities, LLC

H. Beck, Inc.

Independent Financial Group, LLC

Infinex Investments Inc.

Janney Montgomery Scott LLC

Kestra Investment Services, LLC

Key Investment Services LLC

Ladenburg Thalmann Advisor Network, LLC

Lincoln Financial Advisors Corp.

Lincoln Financial Securities Corp.

Lincoln Investment Planning

Lion Street Financial

LPL Financial Corporation

Lucia Securities, LLC

MML Investors Services, LLC

Morgan Stanley Smith Barney

Mutual of Omaha Investment Services, Inc.

Park Avenue Securities, LLC

PlanMember Securities Corp.

PNC Investments

Primerica Financial Services, Inc.

Prospera Financial Services

Pruco Securities, LLC

Raymond James

RBC Capital Markets Corporation

Robert W Baird & Company

Santander Securities Corp.

Sigma Financial Corporation

Stifel, Nicolaus & Company, Inc.

The Advisor Group (AIG)

The Huntington Investment Company

The Leaders Group, Inc.

TransAmerica Financial Advisors

U.S. Bank Center

UBS Financial Services Inc.

Valmark Securities, Inc.

Voya Financial Advisors, Inc.

Waddell & Reed, Inc.

Wells Fargo

Appendix I: Dropping or changing your Guaranteed benefits

Pre-Funding Drop or Change

The following table is designed to show your options if you decide to drop your Guaranteed benefit(s) prior to the funding of your Protected Benefit account. In general, you can drop your GMIB and change your Guaranteed minimum death benefit. However, in general, your Guaranteed minimum death benefit cannot be dropped or changed without first dropping your GMIB. All requests to drop or change a Guaranteed benefit must be submitted on an administrative form we provide for this specific purpose.

Guaranteed benefit Combination	Pre-Funding Drop of:	Your Option(s) or Result	Following the Drop or Change
• GMIB • Return of Principal death benefit	GMIB	• You can change your death benefit to the Highest Anniversary Value death benefit. If you do not make this change, the Return of Principal death benefit will remain.	• You can drop the Highest Anniversary Value death benefit, either pre-funding or post-funding. • You can drop the Return of Principal death benefit post-funding only.

• GMIB • Highest Anniversary Value death benefit	GMIB	• You can keep your Highest Anniversary Value death benefit. -or- • You can change your death benefit to the Return of Principal death benefit.	• You can drop the Highest Anniversary Value death benefit, either pre-funding or post-funding. • You can drop the Return of Principal death benefit post-funding only.

• GMIB • Highest Anniversary Value death benefit	Both benefits	• The Return of Principal death benefit will automatically become your new Guaranteed minimum death benefit.	• You can drop the Return of Principal death benefit post-funding only.
• Highest Anniversary Value death benefit	Highest Anniversary Value death benefit	• The Return of Principal death benefit will automatically become your new Guaranteed minimum death benefit.	• You can drop the Return of Principal death benefit post-funding only.

• Return of Principal death benefit	Not Applicable: The Return of Principal death benefit cannot be dropped prior to funding the Protected Benefit account

• RMD Wealth Guard death benefit	RMD Wealth Guard death benefit	• You may elect the Return of Principal death benefit or Highest Anniversary Value death benefit.	• You can drop the Return of Principal death benefit post-funding only. • You can drop the Highest Anniversary Value death benefit either pre-funding or post-funding.

Post-Funding Drop

The following table is designed to show your options if you decide to drop your Guaranteed benefit(s) after you have funded your Protected Benefit account. In general, you can drop both your GMIB and Guaranteed minimum death benefit or, in some cases, drop your GMIB and retain your Guaranteed minimum death benefit. However, in general, your Guaranteed minimum death benefit cannot be dropped without first dropping your GMIB. All requests to drop a Guaranteed benefit must be submitted on an administrative form we provide for this specific purpose. Please see “Dropping or changing your Guaranteed benefits” in “Contract features and benefits” for information on when you are eligible to drop your Guaranteed benefits after having funded your Protected Benefit account.

Guaranteed benefit Combination	Post-Funding Drop of:(1)	Your Option(s) or Result	Following the Drop
• GMIB • Return of Principal death benefit	GMIB	• The Return of Principal death benefit will remain in effect.

•  You can drop the Return of Principal death benefit by notifying us and taking a full withdrawal of your Protected Benefit account value or making a one-time transfer to the Investment account variable investment options and the guaranteed interest option.

• GMIB • Return of Principal death benefit	Both benefits

•  Your Guaranteed benefits will terminate by notifying us and taking a full withdrawal of your Protected Benefit account value or making a one-time transfer to the Investment account variable investment options and the guaranteed interest option.

Not Applicable.
• GMIB • Highest Anniversary Value death benefit	GMIB	• Your Highest Anniversary Value death benefit remains in effect.

•  You can drop the Highest Anniversary Value death benefit by notifying us and taking a full withdrawal of your Protected Benefit account value or making a one-time transfer to the Investment account variable investment options and the guaranteed interest option.

• GMIB • Highest Anniversary Value death benefit	Both benefits

•  Your Guaranteed benefits will terminate by notifying us and taking a full withdrawal of your Protected Benefit account value or making a one-time transfer to the Investment account variable investment options and the guaranteed interest option.

Not Applicable.

Guaranteed benefit Combination	Post-Funding Drop of:(1)	Your Option(s) or Result	Following the Drop
• Highest Anniversary Value death benefit	Highest Anniversary Value death benefit

•  Your Guaranteed benefit will terminate by notifying us and taking a full withdrawal of your Protected Benefit account value or making a one-time transfer to the Investment account variable investment options and the guaranteed interest option.

Not Applicable.
• Return of Principal death benefit	Return of Principal death benefit

•  Your Guaranteed benefit will terminate by notifying us and taking a full withdrawal of your Protected Benefit account value or making a one-time transfer to the Investment account variable investment options and the guaranteed interest option.

Not Applicable.
• RMD Wealth Guard death benefit	RMD Wealth Guard death benefit

•  Your Guaranteed benefit will terminate by notifying us and taking a full withdrawal of your Protected Benefit account or making a one-time transfer to the Investment account variable investment options and the guaranteed interest option.

•  Your death benefit will be equal to the return of your account value.

• Not applicable.
(1)

When a Guaranteed benefit (other than the Return of Principal death benefit) is dropped on any date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.

Appendix II: Purchase considerations for QP contracts

Trustees who are considering the purchase of a Retirement Cornerstone® Series E contract should discuss with their tax and ERISA advisers whether this is an appropriate investment vehicle for the employer’s plan. The QP contract and this Prospectus should be reviewed in full, and the following factors, among others, should be noted. Trustees should consider whether the plan provisions permit the investment of plan assets in the QP contract, the distribution of such an annuity, the purchase of the Guaranteed benefits, and the payment of death benefits in accordance with the requirements of the federal income tax rules. Assuming continued plan qualification and operation, earnings on qualified plan assets will accumulate value on a tax-deferred basis even if the plan is not funded by the Retirement Cornerstone® Series E QP contract or another annuity contract. Therefore, the plan trust should purchase a Retirement Cornerstone® Series E QP contract to fund a plan for the contract’s features and benefits and not for tax deferral, after considering the relative costs and benefits of annuity contracts and other types of arrangements and funding vehicles. There are significant issues in the purchase of a Retirement Cornerstone® Series E contract in a defined benefit plan.

This QP contract accepts only transfer contributions from other investments within an existing qualified plan trust. We will not accept ongoing payroll contributions or contributions directly from the employer. For 401(k) plans, no employee after-tax contributions are accepted. A “designated Roth contribution account” is not available in the QP contract. Checks written on accounts held in the name of the employer instead of the plan or the trust will not be accepted. Only one additional transfer contribution may be made per contract year.

If amounts attributable to an excess or mistaken contribution must be withdrawn, there may be a benefit base adjustment to a Guaranteed benefit. If in a defined benefit plan the plan’s actuary determines that an overfunding in the QPDB contract has occurred, then any transfers of plan assets out of the QPDB contract may also result in a benefit base adjustment on the amount being transferred.

In order to purchase the QPDB contract for a defined benefit plan, the plan’s actuary will be required to determine a current dollar value of each plan participant’s accrued benefit so that individual contracts may be established for each plan participant. We do not permit defined contribution or defined benefit plans to pool plan assets attributable to the accrued benefits of multiple plan participants.

For defined benefit plans, the maximum percentage of actuarial value of the plan participant’s normal retirement benefit that can be funded by a QPDB contract is 80%. The total account value under a QPDB contract may at any time be more or less than the lump sum actuarial equivalent of the accrued benefit for a defined benefit plan participant. The Company does not guarantee that the Total account value under a QPDB contract will at any time equal the actuarial value of 80% of a participant/employee’s accrued benefit.

While the contract is owned by the plan trust, all payments under the contract will be made to the plan trust owner. If the plan rolls over a contract into an IRA for the benefit of a former plan participant through a contract conversion, it is the plan’s responsibility to adjust the value of the contract to the actuarial equivalent of the participant’s benefit, prior to the contract conversion.

The Company’s only role is that of the issuer of the contract. The Company is not the plan administrator. The Company will not perform or provide any plan recordkeeping services with respect to the QP contracts. The plan’s administrator will be solely responsible for performing or providing for all such services. There is no loan feature offered under the QP contracts, so if the plan provides for loans and a participant takes a loan from the plan, other plan assets must be used as the source of the loan and any loan repayments must be credited to other investment vehicles and/or accounts available under the plan. The Company will never make payments under a QP contract to any person other than the plan trust owner.

Given that lifetime required minimum distributions (“RMDs”) must generally commence from the plan for annuitants after age 72, trustees should consider the following in connection with the GMIB:

•	whether RMDs the plan administrator must make under QP contracts would cause withdrawals to be treated as Excess withdrawals and reduce the value of the Guaranteed benefits;

•

that provisions in the Treasury Regulations on RMDs require that the actuarial present value of additional annuity contract benefits be added to the dollar amount credited for purposes of calculating RMDs. This could increase the amounts required to be distributed; and

•

that if the Protected Benefit account value goes to zero as provided under the contract, resulting payments will be made to the plan trust and that portion of the Retirement Cornerstone® Series E contract may not be rollover eligible.

II-1

For QPDC contracts only: You should not elect the RMD Wealth Guard death benefit under a QPDC contract unless you intend to convert to an IRA prior to taking lifetime RMDs, because withdrawals from your Protected Benefit account reduce your RMD Wealth Guard death benefit base on a pro rata basis, until any such time as the QPDC contract is converted to an IRA.

Finally, because the method of purchasing the QP contract, including the large initial contribution, and the features of the QP contract may appeal more to plan participants/employees who are older and tend to be highly paid, and because certain features of the QP contract are available only to plan participants/employees who meet certain minimum and/or maximum age requirements, plan trustees should discuss with their advisers whether the purchase of the QP contract would cause the plan to engage in prohibited discrimination in contributions, benefits or otherwise.

II-2

Appendix III: Guaranteed benefit base examples

Assuming $100,000 is invested in the Protected Benefit investment options, with no additional contributions, no transfers, no withdrawals, and initial Roll-up rates of 5%, the Guaranteed minimum death benefit base and Guaranteed minimum income benefit base for an owner age 60 would be calculated as follows:

		Guaranteed Minimum Death Benefit			Guaranteed minimum income benefit

End of Contract Year	Protected Benefit Account Value	Return of Principal benefit base	RMD Wealth Guard death benefit base	Highest Anniversary Value to age 85 benefit base	GMIB benefit base
1	$103,000	$100,000(1)	$103,000(2)	$103,000(4)	$105,000
2	$107,120	$100,000(1)	$107,120(2)	$107,120(4)	$110,250
3	$113,547	$100,000(1)	$113,547(2)	$113,547(4)	$115,763
4	$120,360	$100,000(1)	$120,360(2)	$120,360(4)	$121,551
5	$128,785	$100,000(1)	$128,785(2)	$128,785(4)	$128,785
6	$126,210	$100,000(1)	$128,785(3)	$128,785(5)	$135,224
7	$128,734	$100,000(1)	$128,785(3)	$128,785(5)	$141,986

Protected Benefit account value

The Protected Benefit account values for contract years 1 through 7 are based on hypothetical rates of return of 3.00%, 4.00%, 6.00%, 6.00%, 7.00%, (2.00)%, and 2.00%, respectively. We are using these rates solely to illustrate how the benefit is calculated. The rates of return bear no relationship to past or future investment results.

For example, at the end of contract year 1, the Protected Benefit account value equals $103,000 = $100,000 x (1+3.00%)

Calculated as follows: $100,000 x (1+3.00%) = $103,000

Your applicable death benefit in connection with the Protected Benefit variable investment options is equal to the Protected Benefit account value or the Guaranteed minimum death benefit base, if greater.

Guaranteed Minimum Income Benefit

GMIB benefit base

The example assumes no withdrawals under the contract, therefore the Deferral Roll-up rate would apply. At the end of contract year 1, the GMIB benefit base is equal to the initial contribution to the Protected Benefit account, multiplied by [1+ the Deferral Roll-up rate of 5.00%]. For contract years 2 through 4, 6 and 7, the GMIB benefit base is equal to the previous year’s GMIB benefit base multiplied by [1+ the Deferral Roll-up rate of 5.00%]. At the end of contract years 5, the GMIB benefit base is reset to the current Protected Benefit account value.

For example:

•	At the end of contract year 2, the GMIB benefit base equals $110,250

Calculated as follows: $105,000 x (1+5.00%) = $110,250

•	At the end of contract year 5, the GMIB benefit base equals $128,785

The GMIB benefit base is being ‘reset’ to equal the Protected Benefit account value of $128,785

Guaranteed Minimum Death Benefit

Return of Principal benefit base

(1)	At the end of contract years 1 through 7, the Return of Principal death benefit base is equal to the initial contribution to the Protected Benefit account variable investment options.

III-1

RMD Wealth Guard benefit base

(2)	At the end of contract years 1 through 5, the RMD Wealth Guard death benefit base is equal to the current Protected Benefit account value.

For example:

•	At the end of contract year 2, the RMD Wealth Guard death benefit base equals the Protected Benefit account value of $107,120.

(3)

At the end of contract years 6 and 7, the RMD Wealth Guard death benefit base is equal to the RMD Wealth Guard death benefit base at the end of the prior year since it is higher than the current Protected Benefit account value.

For example:

•	At the end of contract year 6, the RMD Wealth Guard death benefit base equals $128,785 or the RMD Wealth Guard death benefit base at the end of year 5.

Highest Anniversary Value benefit base

(4)	At the end of contract years 1 through 5, the Highest Anniversary Value benefit base is equal to the current Protected Benefit account value.

For example:

•	At the end of contract year 2, the Highest Anniversary Value benefit base equals the Protected Benefit account value of $107,120

(5)

At the end of contract years 6 and 7, the benefit base is equal to the Highest Anniversary Value benefit base at the end of the prior year since it is higher than the current Protected Benefit account value.

For example:

•	At the end of contract year 6, Highest Anniversary Value benefit base equals $128,785 or the Highest Anniversary Value benefit base at the end of year 5.

III-2

Appendix IV: Hypothetical illustrations

ILLUSTRATION OF ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED MINIMUM BENEFITS

The following table illustrates the changes in account values (Investment account value and Protected Benefit account value), cash value and the values of the “Highest Anniversary Value” death benefit, the Guaranteed minimum income benefit (“GMIB”), and the Annual withdrawal amount, under certain hypothetical circumstances, including assuming constant hypothetical 5% Roll-up rates, for the Retirement Cornerstone® Series E contract. The table illustrates the operation of the contract based on a male, issue age 65, who makes a single $100,000 contribution and takes no withdrawals. Also, the table illustrates that $60,000 is allocated to the Protected Benefit account variable investment options, and $40,000 is allocated to the Investment account variable investment options. The amounts shown are for the beginning of each contract year and assume that all of the account values are invested in Portfolios that achieve investment returns at constant gross annual rates of 0% and 6% (i.e., before any investment management fees, 12b-1 fees or other expenses are deducted from the underlying Portfolio assets). After the deduction of the arithmetic average of the investment management fees, 12b-1 fees and other expenses of all of the underlying portfolios (as described below), the corresponding net annual rates of return would be (2.64)% and 3.36% for the Series E Protected Benefit account variable investment options and (2.51)% and 3.49% for the Series E Investment account variable investment options.

These net annual rates of return reflect the trust and separate account level charges, but they do not reflect the charges we deduct from your Protected Benefit account value annually for the GMIB features, as well as the annual administrative charge. If the net annual rates of return did reflect these charges, the net annual rates of return shown would be lower; however, the values shown in the following table reflects the following contract charges: the “Highest Anniversary Value” death benefit charge, the GMIB charge, any applicable administrative charge. Please note that charges for the GMIB are always deducted from the Protected Benefit account value.

The values shown under “Next Year’s Annual withdrawal amount” for ages 70 through 95 reflect the Annual withdrawal amount available without reducing the GMIB benefit base.

With respect to fees and expenses deducted from assets of the underlying portfolios, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of fees equivalent to an effective annual rate of 0.57% for the Protected Benefit account variable investment options (for each Series) and of 0.61% for the Investment account variable investment options (for each Series), (2) an assumed average asset charge for all other expenses of the underlying portfolios equivalent to an effective annual rate of 0.52% for the Protected Benefit account variable investment options (for each Series) and 0.35% for the Investment account variable investment options (for each Series) and (3) 12b-1 fees equivalent to an effective annual rate of 0.25% for the Protected Benefit account variable investment options (for each Series) and 0.25% for the Investment account variable investment options (for each Series) and 0.35% for the Investment account variable investment options (for each Series) and (3) 12b-1 fees equivalent to an effective annual rate of 0.25% for the Protected Benefit account variable investment options (for each Series) and 0.25% for the Investment account variable investment options (for each Series). These rates are the arithmetic average for all Portfolios that are available as investment options. In other words, they are based on the hypothetical assumption that account values are allocated equally among the Protected Benefit account variable investment options and Investment account variable investment options, respectively. The actual rates associated with any contract will vary depending upon the actual allocation of the Total account value among the investment options. These rates do not reflect expense limitation arrangements in effect with respect to certain of the underlying portfolios as described in the prospectuses for the underlying portfolios. With these expense limitation arrangements, the charges shown above would be lower. This would result in higher values than those shown in the following tables.

Because your circumstances will no doubt differ from those in the illustration that follows, values under your contract will differ, in most cases substantially. Please note that in certain states, we apply annuity purchase factors that are not based on the sex of the annuitant. Upon request, we will furnish you with a personalized illustration.

IV-1

ILLUSTRATION OF TOTAL ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED BENEFITS

Variable Deferred Annuity

Retirement Cornerstone - Series E

$100,000 single contribution and no withdrawals

Male, issue age 65

Benefits:

“Highest Anniversary Value” Death Benefit

Guaranteed Minimum Income benefit

								Protect		Guarantee

Age	Contract Year	Investment Account Value		Protected Benefit Account Value		Cash Value(+)		“Highest Anniversary Value” Death Benefit		GMIB Benefit Base		Next Year’s Annual withdrawal amount
		0%	6%	0%	6%	0%	6%	0%	6%	0%	6%	0%		6%
65	0	40,000	40,000	60,000	60,000	100,000	100,000	60,000	60,000	60,000	60,000		0		0
66	1	38,996	41,396	56,841	60,441	95,837	101,837	56,841	60,441	63,000	63,000		3,150		3,150
67	2	38,017	42,841	53,687	60,818	91,704	103,659	53,687	60,818	66,150	66,150		3,308		3,308
68	3	37,063	44,336	50,533	61,125	87,596	105,461	50,533	61,125	69,458	69,458		3,473		3,473
69	4	36,133	45,883	47,376	61,356	83,508	107,239	47,376	61,356	72,930	72,930		3,647		3,647
70	5	35,226	47,485	44,210	61,503	79,436	108,987	44,210	61,503	76,577	76,577		3,829		3,829
71	6	34,342	49,142	41,033	61,559	75,375	110,701	41,033	61,559	80,406	80,406		4,020		4,020
72	7	33,480	50,857	37,839	61,517	71,319	112,374	37,839	61,517	84,426	84,426		4,221		4,221
73	8	32,639	52,632	34,624	61,368	67,263	113,999	34,624	61,368	88,647	88,647		4,432		4,432
74	9	31,820	54,469	31,383	61,103	63,203	115,571	31,383	61,103	93,080	93,080		4,654		4,654
75	10	31,021	56,369	28,111	60,712	59,132	117,082	28,111	60,712	97,734	97,734		4,887		4,887
80	15	27,289	66,917	11,109	56,508	38,398	123,425	11,109	56,508	124,736	124,736		6,237		6,237
85	20	24,028	79,438	0	48,680	24,028	128,118	0	48,680	0	159,198	*$	7,346		7,960
90	25	21,157	94,302	0	38,447	21,157	132,749	0	38,447	0	159,198		7,346		7,960
95	30	18,628	111,947	0	26,376	18,628	138,323	0	26,376	0	159,198		7,346	**$	11,024
(+)	The Cash Values shown are equal to the Total account value.
*	Payments of $7,346 will continue as lifetime payments
**	Payments of at least $11,024 will continue as lifetime payments

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The Protection With Investment Performance Account Value, Investment Performance Account Value, cash value and guaranteed benefits for a contract would be different from the ones shown if the actual gross rate of investment return averaged 0% or 6% over a period of years, but also fluctuated above or below the average for individual contract years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

IV-2

Appendix V: State contract availability and/or variations of certain features and benefits

The following information is a summary of the states where Retirement Cornerstone® Series E contracts or certain features and/or benefits are either not available as of the date of this Prospectus or vary from the contract’s features and benefits as previously described in this Prospectus. Certain features and/or benefits may have been approved in your state after your contract was issued and cannot be added. Please contact your financial professional for more information about availability in your state.

States where certain Retirement Cornerstone® Series E contract’s features and/or benefits are not available or vary:

State	Features and benefits	Availability or variation
California	See “We require that the following types of communications be on specific forms we provide for that purpose (and submitted in the manner that the forms specify)” in “The Company” and “Effect of Excess withdrawals” in “Contract features and benefits”	You are not required to use our forms when making a transaction request. If a written request contains all the information required to process the request, we will honor it. Although you are not required to use our withdrawal request form, if you do not specify whether we should process a withdrawal that results in an Excess withdrawal, and the transaction results in an Excess withdrawal, we will not process that request.
	See “Your right to cancel within a certain number of days” in “Contract features and benefits”	If you reside in the state of California and you are age 60 or older at the time the contract is issued, you may return your Retirement Cornerstone® Series E contract within 30 days from the date that you receive it and receive a refund as described below. This is also referred to as the ‘‘free look’’ period.

At the time of application, you will be asked to indicate whether you want the allocation instructions for your initial contribution to apply during the “free look” period or if instead you want your contribution to be placed entirely in the EQ/Money Market variable investment option until the conclusion of the “free look” period. If you allocate your entire initial contribution to the EQ/Money Market variable investment option (and/or guaranteed interest option, if available), the amount of your refund will be equal to your contribution, unless you make a transfer, in which case the amount of your refund will be equal to your Total account value on the date we receive your request to cancel at our processing office. This amount could be less than your initial contribution. If you allocate any portion of your initial contribution to the variable investment options (other than the EQ/Money Market variable investment option), your refund will be equal to your Total account value on the date we receive your request to cancel at our processing office.

If you do not make a “free look” period election, your money will be placed in either a fixed account or the EQ/Money Market variable investment option for the duration of the “free look” period. Please note that allocation to the fixed account or the EQ/Money Market variable interest option for the “free look” period means that your Protected Benefit account, should you elect to fund it, can only be funded after this free look period ends, as opposed to on your contract issue date. Any Guaranteed benefits will not be effective until you fund your Protected Benefit account.

	See ‘‘Transfers of ownership, collateral assignments, loans and borrowing’’ in ‘‘More Information’’	Guaranteed benefits do not terminate upon a change of owner or absolute assignment of the contract. Guaranteed benefits will continue to be based on the original measuring life (i.e., owner, older joint owner, annuitant, older joint annuitant).

State	Features and benefits	Availability or variation
Connecticut	See “Charge for each additional transfer in excess of 12 transfers per contract year” in “Fee table” and “Transfer charge” in “Charges and expenses”	The charge for transfers does not apply.
	See “GMIB “no-lapse guarantee”” under “Guaranteed minimum income benefit” in “Contract features and benefits”	The no-lapse guarantee will not terminate if your aggregate withdrawals from your Protected Benefit account in any contract year following the contract year in which you first fund your Protected Benefit Account exceed your Annual Withdrawal Amount unless the excess withdrawal drives your account value to zero.
	See “Disruptive transfer activity” in “Transferring your money among investment options”	The ability to restrict transfers due to market timing can only be determined by the underlying fund managers. The Company’s right to restrict transfers due to market timing does not apply.

	See “Transfer Charge” in “Charges and Expenses”	The charge for excessive transfers does not apply. The ability to reserve the right to impose a limit on the number of free transfers does not apply.

	See “Special service charges” in “Charges and Expenses”	The charge for third-party transfers or exchanges does not apply. The maximum charge for check preparation is $9 per occurrence.

	See “Misstatement of age” in “More information”	We will not deduct interest for any overpayments made by us due to a misstatement of age or sex. Any overpayments will be deducted from future payments.

See “Transfers of ownership, collateral assignments, loans and borrowing” in “More information”

Benefits terminate upon any change of owner who is the measuring life, unless the change of ownership is due to a divorce where the spouse is awarded 100% of the account value and chooses to continue the contract in his or her name and meets the age requirements of the applicable benefit on the date the change in ownership occurs.

Benefits do not terminate upon assignment.

Your contract cannot be assigned to an institutional investor or settlement company, either directly or indirectly, nor may the ownership be changed to an institutional investor or settlement company.

Delaware	See “Your right to cancel within a certain number of days” in “Contract features and benefits”	If you reside in the state of Delaware, at the time the contract was issued, you may return your Retirement Cornerstone® Series E replacement contract within 20 days from the date you received it and receive a full refund of your contribution or cash value, whichever is greater.
Florida	See “How you can purchase and contribute to your contract” in “Contract features and benefits”	In the second paragraph of this section, item (ii) regarding the $2,500,000 limitation on contributions is deleted. The remainder of this section is unchanged.

	See “How you can purchase and contribute to your contract” in “Contract features and benefits”	We may not discontinue the acceptance of contributions.

	See “When to expect payments” in “Accessing your money”	For any payment we defer for more than 30 days, we will pay interest to that payment based on an annual interest rate that is equal to, or greater than, the Moody’s Corporate Bond Yield Average Monthly Corporate Rate.

State	Features and benefits	Availability or variation

Florida (continued)	See “Selecting an annuity payout option” under “Your annuity payout options” in “Accessing your money”	The following sentence replaces the first sentence of the second paragraph in this section:

	See “Annuity maturity date” under “Your annuity payout options” in “Accessing your money”	Requests to start receiving annuity payments before the maturity date must be made in writing at least 30 days prior to the date annuity payments are to begin.

	See “Special service charges” in “Charges and expenses”	The charge for third-party transfer or exchange applies to any transfer or exchange of your contract, even if it is to another contract issued by the Company. We will not impose a charge for third-party transfers or exchanges if the contract owner is age 65 or older at issue.
You can choose the date annuity payments begin but it may not be earlier than twelve months from the Retirement Cornerstone® Series E contract date.

	See “Your right to cancel within a certain number of days” in “Contract features and benefits”	If you reside in the state of Florida, you may cancel your variable annuity contract and return it to us within 21 days from the date that you receive it. You will receive an unconditional refund equal to the greater of the cash surrender value provided in the annuity contract, plus any fees or charges deducted from the contributions or imposed under the contract, or a refund of all contributions paid.

	See “Transferring your account value” in “Transferring your money among investment options”	We may not require a minimum time period between transfers or establish a daily maximum transfer limit.

	See “Check preparation charge” under “Special service charges” in “Charges and expenses”	The maximum charge for check preparation is $25.

	See “Misstatement of age” in “More information”	After the second contract date anniversary, Guaranteed benefits may not be terminated for misstatement of age.

	See “Transfers of ownership, collateral assignments, loans and borrowing” in “More information”	Your Guaranteed benefits will terminate with all transfers of ownership, even with a change of owner from a trust to an individual, unless the change of ownership is due to a divorce where the spouse is awarded 100% of the Total account value, chooses to continue the contract in his or her name and meets the age requirements of the applicable rider on the date the change in ownership occurs.
North Dakota	See “Your right to cancel within a certain number of days” in “Contract features and benefits”	If you reside in the state of North Dakota at the time the contract is issued, you may return your Retirement Cornerstone® Series E contract within 20 days from the date that you receive it and receive a full refund of your contributions or cash value, whichever is greater.

	See “Your beneficiary and payment of benefit” in “Payment of death benefit”	Amounts allocated to the Guaranteed interest option will continue to earn interest until the applicable death benefit is paid. This means that your death benefit (other than the applicable guaranteed minimum death benefit) will be increased by the amount of interest credited to any assets in the Guaranteed interest option up until the date on which we pay the death benefit.

Appendix VI: Examples of how withdrawals affect your Guaranteed benefit bases

Examples for GMIB

Example #1

As described below, this example assumes that Protected Benefit account value is less than the GMIB benefit base at the time of the first withdrawal. Assuming $100,000 is invested in the Protected Benefit variable investment options, with no additional contributions, no transfers and initial Roll-up rates of 5.0%, the GMIB benefit base and the Guaranteed minimum death benefit base for an owner age 60 would be calculated as follows:

					Guaranteed Minimum Death Benefit

End of Contract Year	Assumed Net Return	Protected Benefit account value	Withdrawal	Roll-up Rate	GMIB benefit base		Return of Principal benefit base		Highest Anniversary Value benefit base
0		$100,000			$100,000	(3)	$100,000	(1)	$100,000	(2)
1	3.0%	$103,000	$0	5.0%	$105,000	(3)	$100,000	(1)	$103,000	(2)
2	4.0%	$107,120	$0	5.0%	$110,250	(3)	$100,000	(1)	$107,120	(2)
3	6.0%	$113,547	$0	5.0%	$115,763	(3)	$100,000	(1)	$113,547	(2)
4	6.0%	$120,360	$0	5.0%	$121,551	(3)	$100,000	(1)	$120,360	(2)
5	7.0%	$128,785	$0	5.0%	$128,785	(3)	$100,000	(1)	$128,785	(2)

Contract Years 1-5:

At the end of contract years 1-5, the Guaranteed benefit bases are as follows:

(1)	The Return of Principal benefit base is equal to the initial contribution to the Protected Benefit variable investment options, or $100,000.

(2)	The Highest Anniversary Value benefit base is equal to the greater of the Protected Benefit account value and the Highest Anniversary Value benefit base as of the last contract date anniversary.

For example:

•

At the end of contract year 3, the Highest Anniversary Value benefit base is $113,547. This is because the Protected Benefit account value ($113,547) is greater than the Highest Anniversary Value benefit base as of the last contract date anniversary.

(3)

The GMIB benefit base (the “Roll-up benefit base”) is equal to the Roll-up benefit base as of the last contract date anniversary plus the Deferral Roll-up amount (the Roll-up benefit base as of the last contract date anniversary multiplied by the assumed Deferral Roll-up rate). Unless you decline or elect a different annual reset option, you will be enrolled in the automatic annual reset program and your Roll-up benefit base will automatically “reset” to equal the Protected Benefit account, if higher than the prior Roll-up benefit base, every contract year from your contract issue date, up to the contract anniversary following your 95th birthday. Beginning in the contract year in which you fund your Protected Benefit account, if your Lifetime GMIB payments have not begun, you can withdraw up to your Annual withdrawal amount without reducing your Roll-up benefit base. However, those same withdrawals will reduce the Annual Roll-up amount that would otherwise be applied to the Roll-up benefit base at the end of the contract year. Remember that the Roll-up amount under your contract does not become part of your Roll-up benefit base until the end of the contract year except in the year in which you die.

For example:

•

At the end of contract year 2, the Roll-up benefit base is equal to $110,250. This is calculated by taking the Roll-up benefit base as of the last contract date anniversary $105,000, and multiplying it by Roll-up rate of 5%. ($105,000 x 1.05 = $110,250).

For both Alternatives below, the Annual withdrawal amount in contract year 6 equals $6,439 [5% (Roll-up rate) x $128,785 (the GMIB benefit base)].

					Guaranteed Minimum Death Benefit

End of Contract Year	Assumed Net Return	Protected Benefit account value	Withdrawal	Roll-up Rate	GMIB benefit base	Return of Principal benefit base	Highest Anniversary Value benefit base

Alternative #1: Owner withdraws the Annual withdrawal amount, which equals $6,439

Year 6	(5.0)%	$122,346	$6,439	5.0%	$128,785(6)	$94,740(4)	$122,346(5)

Year 7 Annual Withdrawal Amount: $6,439(7)

Alternative #2: Owner withdraws $7,000, which is in excess of the Annual withdrawal amount

Year 6	(5.0)%	$122,346	$7,000	5.0%	$128,195(10)	$94,279(8)	$121,786(9)

Year 7 Annual Withdrawal Amount: $6,410(11)

Alternative #1: Contract Year 6 (Owner withdraws Annual withdrawal amount)

The pro-rata calculation for the Return of Principal benefit base is as follows: Since the withdrawal amount of $6,439 equals 5.26% of the Protected Benefit account value ($6,439 divided by $122,346 = 5.26%), each benefit base would be reduced by 5.26%.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

(4)	The Return of Principal benefit base is reduced pro-rata, as follows: $100,000 (Return of Principal benefit base as of the last contract date anniversary)–$5,260 (5.26% x $100,000) = $94,740.

(5)	The Highest Anniversary Value benefit base is reduced dollar-for-dollar, as follows: $128,785 (Highest Anniversary Value benefit base as of the last contract date anniversary) – $6,439 = $122,346.

(6)

The GMIB benefit base is equal to $128,785, (the Roll-up benefit bases as of the last contract date anniversary). Since the full Annual withdrawal amount was taken, the Roll-up benefit base neither decreases nor increases.

(7)

As a result of the withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $6,439 [5% (Roll-up rate) x $128,785 (the Roll-up benefit bases as of the sixth contract anniversary)].

Alternative #2: Contract Year 6 (Owner takes an “Excess withdrawal”)

The pro-rata calculation for the reduction in the Return of Principal benefit base is as follows: Since the withdrawal amount of $7,000 equals 5.721% of the Protected Benefit account value ($7,000 divided by $122,346 = 5.721%), each benefit base would be reduced by 5.721%.

The pro-rata calculation for the reduction in the Roll-up benefit bases is as follows: $7,000 (the amount of the withdrawal) – $6,439 (the Annual withdrawal amount) = $561 (the “Excess withdrawal” amount). Since the amount of the Excess withdrawal equals 0.458% of the Protected Benefit account value ($561 divided by $122,346 = 0.458%), the Roll-up benefit bases would be reduced by 0.458%.

Please note that the Excess withdrawal in this example does not represent a RMD payment made through our automatic RMD service. For more information on RMD payments through our automatic RMD service, please see “Lifetime required minimum distribution withdrawals” in “Accessing your money” earlier in this Prospectus.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

(8)	The Return of Principal benefit base is reduced pro-rata, as follows: $100,000 (Return of Principal benefit base as of the last contract date anniversary) – $5,721 (5.721% x $100,000) = $94,279.

(9)

The Highest Anniversary Value benefit base is reduced dollar-for-dollar and pro-rata, as follows: $128,785 (Highest Anniversary Value benefit base as of the last contract date anniversary) – $6,439 (Annual Withdrawal Amount) – $560 [($128,785 – $6,439) x 0.458%] = $121,786.

(10)	The GMIB benefit base is reduced pro-rata, as follows: $128,785 (the Roll-up benefit base as of the last contract date anniversary) – $590 (0.458% x $128,785) = $128,195.

(11)

As a result of the Excess withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $6,410 [5% (Roll-up rate) x $128,195 (the Roll-up benefit bases as of the sixth contract anniversary)].

Example #2

As described below, this example assumes that Protected Benefit account value is greater than the GMIB benefit base at the time of the first withdrawal. Assuming $100,000 is invested in the Protected Benefit variable investment options, with no additional contributions, no transfers and initial Roll-up rates of 5.0%, the GMIB benefit base and the Guaranteed minimum death benefit base for an owner age 60 would be calculated as follows:

					Guaranteed Minimum Death Benefit

End of Contract Year	Assumed Net Return	Protected Benefit account value	Withdrawal	Roll-up Rate	GMIB benefit base		Return of Principal benefit base		Highest Anniversary Value benefit base
0		$100,000			$100,000	(3)	$100,000	(1)	$100,000	(2)
1	3.0%	$103,000	$0	5.0%	$105,000	(3)	$100,000	(1)	$103,000	(2)
2	4.0%	$107,120	$0	5.0%	$110,250	(3)	$100,000	(1)	$107,120	(2)
3	6.0%	$113,547	$0	5.0%	$115,763	(3)	$100,000	(1)	$113,547	(2)
4	6.0%	$120,360	$0	5.0%	$121,551	(3)	$100,000	(1)	$120,360	(2)
5	7.0%	$128,785	$0	5.0%	$128,785	(3)	$100,000	(1)	$128,785	(2)

Contract Years 1-5:

At the end of contract years 1-5, the Guaranteed benefit bases are as follows:

(1)	The Return of Principal benefit base is equal to the initial contribution to the Protected Benefit variable investment options, or $100,000.

(2)	The Highest Anniversary Value benefit base is equal to the greater of the Protected Benefit account value and the Highest Anniversary Value benefit base as of the last contract date anniversary.

For example:

•

At the end of contract year 3, the Highest Anniversary Value benefit base is $113,547. This is because the Protected Benefit account value ($113,547) is greater than the Highest Anniversary Value benefit base as of the last contract date anniversary ($107,120).

(3)

The GMIB benefit base (the “Roll-up benefit base”) is equal to the Roll-up benefit base as of the last contract date anniversary plus the Deferral Roll-up amount (the Roll-up benefit base as of the last contract date anniversary multiplied by Roll-up rate). Unless you decline or elect a different annual reset option, you will be enrolled in the automatic annual reset program and your Roll-up benefit base will automatically “reset” to equal the Protected Benefit account, if higher than the prior Roll-up benefit base, every contract year from your contract issue date, up to the contract date anniversary following your 95th birthday. Beginning in the contract year in which you fund your Protected Benefit account, if your Lifetime GMIB payments have not begun, you can withdraw up to your Annual withdrawal amount without reducing your Roll-up benefit base. However, those same withdrawals will reduce the Annual Roll-up amount that would otherwise be applied to the Roll-up benefit base at the end of the contract year. Remember that the Roll-up amount under your contract does not become part of your Roll-up benefit base until the end of the contract year except in the year in which you die.

For example:

•

At the end of contract year 2, the Roll-up benefit base is equal to $110,250. This is calculated by taking the Roll-up benefit base as of the last contract date anniversary $105,000, and multiplying it by Roll-up rate of 5%. ($105,000 x 1.05 = $110,250).

For both Alternatives below, the Annual withdrawal amount in contract year 6 equals $6,439 [5% (Roll-up rate) x $128,785 (the GMIB benefit base)].

					Guaranteed Minimum Death Benefit

End of Contract Year	Assumed Net Return	Protected Benefit account value	Withdrawal	Roll-up Rate	GMIB benefit base	Return of Principal benefit base	Highest Anniversary Value benefit base

Alternative #1: Owner withdraws the Annual withdrawal amount, which equals $6,439

Year 6	5.0%	$135,224	$6,439	5.0%	$128,785(6)	$95,240(4)	$128,785(5)

Year 7 Annual Withdrawal Amount: $6,439(7)

Alternative #2: Owner withdraws $7,000, which is in excess of the Annual withdrawal amount

Year 6	5.0%	$135,224	$7,000	5.0%	$128,251(10)	$94,823(8)	$128,224(9)

Year 7 Annual Withdrawal Amount: $6,413(11)

Alternative #1: Contract Year 6 (Owner withdraws Annual withdrawal amount)

The pro-rata calculation for the Return of Principal benefit base is as follows: Since the withdrawal amount of $6,439 equals 4.76% of the Protected Benefit account value ($6,439 divided by $135,224 = 4.76%), each benefit base would be reduced by 4.76%.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

(4)	The Return of Principal benefit base is reduced pro-rata, as follows: $100,000 (benefit base as of the last contract date anniversary)– $4,760 (4.76% x $100,000) = $95,240.

(5)	The Highest Anniversary Value benefit base is reduced dollar-for-dollar as follows: $128,785 (Highest Anniversary Value benefit base as of the last contract date anniversary) – $6,439 = $128,785.

(6)

The GMIB benefit base is equal to $128,785, (the Roll-up benefit base as of the last contract date anniversary). Since the full Annual withdrawal amount was taken, the Roll-up benefit base neither decreases nor increases.

(7)

As a result of the withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $6,439 [5% (Roll-up rate) x $128,785 (the Roll-up benefit bases as of the sixth contract anniversary)].

Alternative #2: Contract Year 6 (Owner takes an “Excess withdrawal”)

The pro-rata calculation for the reduction in the Return of Principal benefit base is as follows: Since the withdrawal amount of $7,000 equals 5.177% of the Protected Benefit account value ($7,000 divided by $135,224 = 5.177%), each benefit base would be reduced by 5.177%.

The pro-rata calculation for the reduction in the Highest Anniversary Value benefit base and the Roll-up benefit bases is as follows: $7,000 (the amount of the withdrawal) – $6,439 (the Annual withdrawal amount) = $561 (the “Excess withdrawal” amount). Since the amount of the Excess withdrawal equals 0.415% of the Protected Benefit account value ($561 divided by $135,224 = 0.415%), the Highest Anniversary Value benefit base and the Roll-up benefit bases would be reduced by 0.415%.

Please note that the Excess withdrawal in this example does not represent a RMD payment made through our automatic RMD service. For more information on RMD payments through our automatic RMD service, please see “Lifetime required minimum distribution withdrawals” in “Accessing your money” earlier in this Prospectus.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

(8)	The Return of Principal benefit base is reduced pro-rata, as follows: $100,000 (Return of Principal benefit base as of the last contract date anniversary) – $5,177 (5.177% x $100,000) = $94,823.

(9)

The Highest Anniversary Value benefit base is reduced dollar-fordollar and pro-rata, as follows: $128,785 (Highest Anniversary Value benefit base as of the last contract date anniversary) – $6,439 (Annual Withdrawal Amount) – $508 [($128,785 – $6,439) x 0.415%] = $128,785.

(10)	The GMIB benefit base is reduced pro-rata, as follows: $128,785 (the Roll-up benefit base as of the last contract date anniversary) – $534 (0.415% x $128,785) = $128,251.

(11)

As a result of the Excess withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $6,413 [5% (Roll-up rate) x $128,251 (the Roll-up benefit bases as of the sixth contract anniversary)].

Example for RMD Wealth Guard death benefit

Example #3

Assuming $100,000 is invested in the Protected Benefit variable investment options, with no additional contributions, and no transfers, the RMD Wealth Guard death benefit base for an owner age 65 would be calculated as follows:

End of Contract Year	Age	Assumed Net Return	Protected Benefit account value before withdrawal	Withdrawal	Protected Benefit account value after withdrawal	RMD Wealth Guard death benefit base
0	65		$100,000		$100,000	$100,000	(1)
1	66	3.0%	$103,000	$0	$103,000	$103,000	(1)
2	67	4.0%	$107,120	$0	$107,120	$107,120	(1)
3	68	(1.0)%	$106,049	$5,000	$101,049	$102,069	(1)(2)
4	69	3.0%	$104,080	$0	$104,080	$104,080	(1)
5	70	4.0%	$108,243	$0	$108,243	$108,243	(1)

Alternative #1: Contract Year 6 (Owner withdraws RMD withdrawal amount)

6	71	5.0%	$113,656	$4,293	$109,363	$109,363	(3)

7	72	3.0%	$112,644	$0	$112,644	$109,363	(4)

Alternative #2: Contract Year 6 (Owner takes a withdrawal in excess of RMD withdrawal limit)

6	71	5.0%	$113,656	$6,000	$107,656	$107,656	(5)

7	72	3.0%	$110,885	$0	$110,885	$107,656	(6)

Contract Years 1–5:

At the end of contract years 1-5, the RMD Wealth Guard death benefit base is as follows:

(1)	The RMD Wealth Guard death benefit base is equal to the greater of the Protected Benefit account value and the RMD Wealth Guard death benefit base as of the last contract date anniversary.

For example:

•

At the end of contract year 2, the RMD Wealth Guard death benefit base is $107,120. This is because the Protected Benefit account value ($107,120) is greater than the RMD Wealth Guard death benefit base as of the last contract date anniversary ($103,000).

(2)

The RMD Wealth Guard death benefit base would be reduced by a withdrawal on a pro rata basis because the contract owner has not yet reached the calendar year in which he or she will turn age 70½ and is not yet eligible for RMDs; accordingly, all withdrawals made prior to the calendar year in which the contract owner turns age 70½ are treated as Excess RMD withdrawals and reduce the benefit base on a pro rata basis.

For example:

•

At the end of contract year 3, the RMD Wealth Guard death benefit base is $102,069. Since the withdrawal amount of $5,000 equals 4.715% of the Protected Benefit account value before the withdrawal ($5,000 divided by $106,049 = 4.715%), the RMD Wealth Guard death benefit base would be reduced by $5,051 (4.715% of $107,120) to be $102,069 (= $107,120 – $5,051). The RMD Wealth Guard death benefit base is greater than the Protected Benefit account value.

Alternative #1: Contract Year 6 (Owner withdraws RMD withdrawal amount)

(3)	The RMD Wealth Guard death benefit base would not be reduced by a RMD withdrawal because it is not an Excess RMD withdrawal.

For example:

•

At the end of contract year 6, the RMD Wealth Guard death benefit base is $109,363. This is because the Protected Benefit account value ($109,363) is greater than the RMD Wealth Guard death benefit base as of the last contract date anniversary ($108,243). The RMD withdrawal ($4,293) that the owner withdraws does not reduce the RMD Wealth Guard death benefit base ($108,243).

(4)	After the contract anniversary date following the first RMD withdrawal, the RMD Wealth Guard death benefit base stops resetting.

For example:

•	At the end of contract year 7, the RMD Wealth Guard death benefit base is $109,363. This is the RMD Wealth Guard death benefit base as of the last contract date anniversary ($109,363).

Alternative #2: Contract Year 6 (Owner takes a withdrawal in excess of RMD withdrawal limit)

(5)	The RMD Wealth Guard death benefit base would be reduced by the portion of the withdrawal amount in excess of RMD withdrawal limit on a pro rata basis.

For example:

•

At the end of contract year 6, the RMD Wealth Guard death benefit base is $107,656. The withdrawal amount of $6,000 exceeds the RMD withdrawal limit ($4,293) by $1,707. The portion of the withdrawal amount in excess of RMD withdrawal limit ($1,707) equals 1.502% of the Protected Benefit account value ($1,707 divided by $113,656 = 1.502%) and RMD Wealth Guard death benefit base would be reduced by $1,626 (1.502% of $108,243) to be $106,618 (= $108,243 – $1,626). The RMD Wealth Guard death benefit base resets to the Protected Benefit account value ($107,656).

(6)	After a withdrawal is taken in the calendar year in which the age turns 70½ or later year, the RMD Wealth Guard death benefit base stops resetting.

For example:

•	At the end of contract year 7, the RMD Wealth Guard death benefit base is $107,656. This is the RMD Wealth Guard death benefit base as of the last contract date anniversary ($107,656).

Appendix VII: Rules regarding contributions to your contract

The following tables describes the contribution rules for all contract Series E and types. For jointly-owned contracts, the maximum contribution ages specified in this appendix refer to the age of the older joint owner.

Contract Type	NQ
Issue Ages	• 0-80
Minimum initial contribution amount	• $25,000
Minimum subsequent contribution amount (if permitted)	• $500
Source of contributions	• The only source of contributions that is permitted to be made to a contract is a 1035 exchange from a Prior Contract.
Additional limitations on contributions to the contract(1)

•   If you elect the GMIB or GMIB with an applicable death benefit, you can only begin funding these benefits at age 55. For joint owners, both owners must be at least age 55 in order to begin funding these benefits.

•   You may make subsequent contributions to your contract which are allocated to your Protected Benefit account through age 80, or if later, until the first contract date anniversary. Once you make a withdrawal from your Protected Benefit account, subsequent contributions will no longer be permitted to be allocated to your Protected Benefit account.

•   You may make subsequent contributions to your contract which are allocated to your Investment account through age 85 or, if later, until the first contract date anniversary.

(1)

In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protected Benefit account at any time.

VII-1

Contract Type	Traditional IRA
Issue Ages	• 20-80
Minimum initial contribution amount	• $25,000
Minimum subsequent contribution amount (if permitted)	• $50
Source of contributions

•   The only sources of contributions that are permitted to be made to a contract are rollovers or direct transfers from a Prior Contract.

•   Eligible rollover distributions from 403(b) plans, qualified plans and governmental employer 457(b) plans.

•   Rollovers from another traditional individual retirement annuity contract issued by us, including SEP, SIMPLE or SARSEP IRAs.

•   Direct custodian-to-custodian transfers from another traditional individual retirement annuity contract issued by us, including SEP, SIMPLE or SARSEP IRAs.

Additional limitations on contributions to the contract(1)

•   If you elect the GMIB or GMIB with an applicable death benefit, you can only begin funding these benefits at age 55. For joint owners, both owners must be at least age 55 in order to begin funding these benefits.

•   You may make subsequent contributions to your contract which are allocated to your Protected Benefit account through age 80, or if later, until the first contract date anniversary. Once you make a withdrawal from your Protected Benefit account, subsequent contributions will no longer be permitted to be allocated to your Protected Benefit account.

•   You may make subsequent contributions to your contract which are allocated to your Investment account through age 85 or, if later, until the first contract date anniversary.

•   Contributions made after lifetime required minimum distributions must start must be net of any required minimum distributions.

•   If you elect the RMD Wealth Guard death benefit, you may make subsequent contributions to your contract which are allocated to your Protected Benefit account through age 64, or if later, until your first contract date anniversary (If you were age 20-64 on your contract date); or through age 68, or if later, until 90 days after your contract date (if you were age 65-68 on your contract date). If you do not elect the RMD Wealth Guard death benefit, you may make subsequent contributions through age 80, or if later, until the first contract date anniversary. However, regardless of the benefits you elected, once you make a withdrawal from your Protected Benefit account, subsequent contributions will no longer be permitted to be allocated to your Protected Benefit account.

(1)

In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protected Benefit account at any time.

VII-2

Contract Type	Roth IRA
Issue Ages	• 20-80
Minimum initial contribution amount	• $25,000
Minimum subsequent contribution amount (if permitted)	• $50
Source of contributions

•   The only sources of contributions that are permitted to be made to a contract are rollovers or direct transfers from a Prior Contract.

•   Rollovers from another Roth IRA.

•   Rollovers from a “designated Roth contribution account” under specified retirement plans.

•   Conversion rollovers from a traditional IRA or other eligible retirement plan.

•   Direct custodian-to-custodian transfers from another Roth IRA.

Additional limitations on contributions to the contract(1)

•   If you elect the GMIB or GMIB with an applicable death benefit, you can only begin funding these benefits at age 55. For joint owners, both owners must be at least age 55 in order to begin funding these benefits.

•   You may make subsequent contributions to your contract which are allocated to your Protected Benefit account through age 80, or if later, until the first contract date anniversary. Once you make a withdrawal from your Protected Benefit account, subsequent contributions will no longer be permitted to be allocated to your Protected Benefit account.

•   You may make subsequent contributions to your contract which are allocated to your Investment account through age 85 or, if later, until the first contract date anniversary.

•   Conversion rollovers after lifetime required minimum distributions must start from the traditional IRA or other eligible retirement plan which is the source of the conversion rollover must be net of any required minimum distributions.

(1)

In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protected Benefit account at any time.

VII-3

Contract Type	QP
Issue Ages	• 20-75
Minimum initial contribution amount	• $25,000
Minimum subsequent contribution amount (if subsequent contributions are permitted)	• $500
Source of contributions

•   The only source of contributions that is permitted to be made to a contract is a transfer from a Prior Contract. The Prior Contract which is the source of the transfer must be owned by the same existing qualified plan trust.

•   The plan must be qualified under Section 401(a) of the Internal Revenue Code.

•   For 401(k) plans, transferred contributions may not include any after-tax contributions, including designated Roth contributions.

Additional limitations on contributions to the contract(1)

•   If you elect the GMIB or GMIB with an applicable death benefit, you can only begin funding these benefits at age 55. For joint owners, both owners must be at least age 55 in order to begin funding these benefits.

•   A separate QP contract must be established for each plan participant, even defined benefit plan participants.

•   We do not accept contributions directly from the employer.

•   Only one subsequent contribution can be made during a contract year.

•   Contributions made after the annuitant must start receiving lifetime required minimum distributions must be net of any required minimum distributions.

•   You may make subsequent contributions to your contract, which are allocated to your Protected Benefit account through age 75, or if later, until the first contract date anniversary. Once you make a withdrawal from your Protected Benefit account, subsequent contributions to your Protected Benefit account will no longer be permitted to be allocated to your Protected Benefit account.

•   You may make subsequent contributions to your Investment account through age 75 or, if later, until the first contract date anniversary.

•   For QPDC contracts only: If you elect the RMD Wealth Guard death benefit, you may make subsequent contributions to your contract which are allocated to your Protected Benefit account through age 64, or if later, until your first contract date anniversary (If you were age 20-64 on your contract date); or through age 68, or if later, until 90 days after your contract date (if you were age 65-68 on your contract date). If you do not elect the RMD Wealth Guard death benefit, you may make subsequent contributions through age 80, or if later, until the first contract date anniversary. Once you make a withdrawal from your Protected Benefit account, subsequent contributions will no longer be permitted to your Protected Benefit account.

See Appendix II earlier in this Prospectus for a discussion on purchase considerations for QP contracts.
(1)

In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protected Benefit account at any time.

VII-4

Appendix VIII: Exchange program

The Retirement Cornerstone® Series E contract is offered only through an exchange program under which a Prior Contract may be exchanged for a Retirement Cornerstone® Series E contract. This is called an “exchange” under securities law. For purposes of this Prospectus, the word “exchange” includes an exchange, rollover or transfer, as applicable, for federal income tax purposes.

The charts set forth in this Appendix provide a summary comparison of some of the important features of Prior Contracts and the Retirement Cornerstone® Series E contract. It is important to note that we did not provide disclosures of guaranteed benefits that may have been available under a Prior Contract, since you would not be eligible to exchange to a Retirement Cornerstone® Series E contract if you elected one or more of the guaranteed benefits. You should not rely solely on the information contained in the charts in examining the differences between your existing contract and the Retirement Cornerstone® Series E contract. There may be other differences important for you to consider prior to exchanging to a Retirement Cornerstone® Series E contract. You should read the Prospectus and other information related to your existing contract prior to exchanging to a Retirement Cornerstone® Series E contract. Please note, these charts do not create or modify any existing rights or benefits, all of which are only established by your existing contract.

You should carefully consider whether an exchange is appropriate for you by considering the benefits and guarantees provided by your Prior Contract to the benefits and guarantees provided by the Retirement Cornerstone® Series E contract. Under this exchange program, among other conditions, the Prior Contract cannot have elected a living or guaranteed benefit nor have any remaining or outstanding withdrawal charges. The account value attributable to your existing contract would not be subject to any withdrawal charge under a Retirement Cornerstone® Series E contract, but would be subject to all other charges and fees under a Retirement Cornerstone® Series E contract. You should also review the fees and charges of your Prior Contract and the fees and charges of the Retirement Cornerstone® Series E contract, which may be higher than the fees and charges under the Prior Contract. Any such exchange program will be made available on terms and conditions determined by us and will comply with applicable law. For information of eligible Prior Contracts, see “Exchange Program” in “Retirement Cornerstone® Series E at a glance — key features” earlier in this Prospectus. If you are considering exchanging your Prior Contract for a Retirement Cornerstone® Series E contract, please contact your financial professional, who will be able to explain the benefits and features of this contract and provide you with the proper forms and application necessary to complete the transaction.

VIII-1

The Accumulator® Series (‘02/’04 through Series 9.0)

Prior Contracts					New Contract
The Accumulator® Series (‘02/’04 through Series‘07/’07.5) for: Accumulator®; Accumulator® PlusSM; Accumulator® EliteSM; and Accumulator® Select SM Series[1]			The Accumulator® Series (8.0/8.2/8.3) through Series 9.0) for: Accumulator®; Accumulator® PlusSM; Accumulator® EliteSM; and Accumulator® SelectSM Series[1]		Retirement Cornerstone® Series E
Annual Administrative Charge:	If your account value on a contract date anniversary is less than $50,000[2,3].	$30	If your account value on a contract date anniversary is less than $50,000[2,3].	$30	If your account value on a contract date anniversary is less than $50,000[2,3].	$30

	If your account value on a contract date anniversary is $50,000 or more[2].	$0	If your account value on a contract date anniversary is $50,000 or more[2].	$0	If your account value on a contract date anniversary is $50,000 or more[2].	$0
Total Separate Account Annual Expenses:	1.25% - 1.70%		1.30% - 1.70%		1.30%
Death Benefit:	The greater of: (i) your account value (without adjustment for any otherwise applicable negative market value adjustment), less any outstanding loan balance plus accrued interest as of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect payment; and (ii) your total contributions, adjusted for withdrawals and any withdrawal charges and any taxes that may apply, less any outstanding loan balance plus accrued interest.	The greater of: (i) your account value, less any outstanding loan balance plus accrued interest, if applicable, as of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect payment; and (ii) your total contributions, adjusted for withdrawals and any withdrawal charges and any taxes that may apply, less any outstanding loan balance
			plus accrued interest.

For the purposes of determining the death benefit under your Retirement Cornerstone® Series E contract, we treat your Investment account and any Guaranteed minimum death benefit funded by your Protected Benefit account differently.

The death benefit in connection with your Investment account is equal to your Investment account value as of the date we receive satisfactory proof of death, any required instructions for the method of payment, and any required information and forms necessary to effect payment. The death benefit payable in connection with your Protected Benefit account will be based on the greater of (i) your Protected Benefit account value, and (ii) the benefit base of your Guaranteed minimum death benefit.

Return of Principal Death Benefit Charge[4]:	No Charge		No Charge

No Additional Charge*

*Please be advised that the Return of Principal Death Benefit does not have an additional charge, but this Guaranteed benefit must be elected in combination with the Guaranteed Minimum Income Benefit, which does have a charge.

Highest Anniversary Value Death Benefit Charge[4]:	Not Applicable		Not Applicable		0.35% (current and maximum)

VIII-2

Prior Contracts			New Contract
The Accumulator® Series (‘02/’04 through Series‘07/’07.5) for: Accumulator®; Accumulator® PlusSM; Accumulator® EliteSM; and Accumulator® Select SM Series[1]		The Accumulator® Series (8.0/8.2/8.3) through Series 9.0) for: Accumulator®; Accumulator® PlusSM; Accumulator® EliteSM; and Accumulator® SelectSM Series[1]	Retirement Cornerstone® Series E
RMD Wealth Guard Death Benefit Charge[4]:	Not Applicable	Not Applicable	Maximum 1.20% (for issue ages 20-64) 2.00% (for issue ages 65-68) Current 0.60% (for issue ages 20-64) 1.00% (for issue ages 65-68)
Guaranteed Minimum Income Benefit Charge[4]:	Not Applicable	Not Applicable	1.15% (current) 2.30% (maximum)
Lifetime Minimum Guaranteed Interest Rate in the Guaranteed Interest Option:	1% - 3%	1% - 3%	1%
Loan Features (if your employer’s plan permits):	Yes	Yes for Accumulator® Series 8.0/8.2/8.3	No
No for Accumulator® Series 9.0
Fixed Maturity Options[5]:	Yes	No	No
Variable Investment Options with your Protected Benefit Account[6]:	Not Applicable	Not Applicable	13 Various Classes
Variable Investment Options with your Investment Account[6]:	37 Classes B and IB	23-36 Classes B and IB (Series 8.0/8.2/8.3) Class IB (Series 9.0)	98 Various Classes
Sources of Permitted Subsequent Contributions	• Full or partial exchange, rollover or direct transfer from another annuity contract or other eligible investment • After tax check	• Full or partial exchange, rollover or direct transfer from another annuity contract or other eligible investment • After tax check	• Full exchange, rollover or direct transfer from a Prior Contract

1.

If you elected a Guaranteed benefit under a Prior Contract, you would not be eligible for the exchange program. Therefore, in the column for “Prior Contracts”, Guaranteed benefits are either not reflected or categorized as “Not Applicable”.

2.

If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the administrative charge for that year.

3.	During the first two contract years this charge, if applicable, is equal to the lesser of $30 or 2% of your Total account value. Thereafter, the charge, if applicable, is $30 for each contract year.

4.

The Return of Principal death benefit can only be elected in combination with the GMIB. The Highest Anniversary Value death benefit can be elected with or without selecting the GMIB. If you elect the GMIB and do not elect a guaranteed minimum death benefit, you will automatically receive the Return of Principal death benefit. The RMD Wealth Guard death benefit cannot be elected in combination with the GMIB. Please see “Retirement Cornerstone® Series E at a glance – key features” in the Retirement Cornerstone® Series E Prospectus for more information related to these guaranteed benefits.

5.

Fixed Maturity Options offer a fixed rate of interest if held to maturity. Fixed Maturity Options generally have maturity dates that range from one to ten years. Withdrawals or transfers from a Fixed Maturity Option prior to maturity may be subject to market value adjustment, which may increase or decrease the account value. See “fixed maturity options” in your Prospectus for more information.

6.	The number of investment options available under a particular contract is subject to change. Please refer to your Prospectus for more information on investment options available under your contract.

VIII-3

B. Accumulator (Series 1995 through Series 2001)

Prior Contracts				New Contract
Income Manager SM Accumulator; Income Manager SM Rollover IRA; Income Manager SM Rollover IRA & Choice Income Plan (year 1995)[1]	Income Manager SM Accumulator (year 1996); Income
Manager SM Rollover IRA and The Choice Income Plan
(year 1996); Accumulator (IRA and NQ) (year 1997);
AccumulatorSM Select (IRA and NQ) (year 1997);
Accumulator SM (IRA,NQ and QP) (year 1998);
			AccumulatorSM Select (IRA, NQ and QP) (year 1998)[1]	Retirement Cornerstone® Series E
Annual Contract Fee:	If the initial contribution is less than $25,000.	$30	None	If your account value on a contract date anniversary is less than $50,000[2,3].	$30

	If the initial contribution is more than $25,000.	$0		If your account value on a contract date anniversary is $50,000 or more[2].	$0
Total Separate Account Annual Expenses:	1.15%		1.20%-1.60%	1.30%
Death Benefit:	The death benefit is equal to the return of your account value as of the date we receive satisfactory proof of death and all information and forms necessary to effect payment.		The death benefit is equal to the return of your account value as of the date we receive satisfactory proof of death and all information and forms necessary to effect payment.

For the purposes of determining the death benefit under your Retirement Cornerstone® Series E contract, we treat your Investment account and any Guaranteed minimum death benefit funded by your Protected Benefit account differently.

The death benefit in connection with your Investment account is equal to your Investment account value as of the date we receive satisfactory proof of death, any required instructions for the method of payment, and any required information and forms necessary to effect payment. The death benefit payable in connection with your Protected Benefit account will be based on the greater of (i) your Protected Benefit account value, and (ii) the benefit base of your Guaranteed minimum death benefit.

Return of Principal Death Benefit Charge[4]:	Not Applicable		Not Applicable

No Additional Charge*

*Please be advised that the Return of Principal Death Benefit does not have an additional charge, but this Guaranteed benefit must be elected in combination with the Guaranteed Minimum Income Benefit, which does have a charge.

Highest Anniversary Value Death Benefit Charge[4]:	Not Applicable		Not Applicable	0.35% (current and maximum)

VIII-4

Prior Contracts			New Contract
Income ManagerSM Accumulator; Income ManagerSM Rollover IRA; Income ManagerSM Rollover IRA & Choice Income Plan (year 1995)[1]	Income ManagerSM Accumulator (year 1996); Income
ManagerSM Rollover IRA and The Choice Income Plan
(year 1996); Accumulator (IRA and NQ) (year 1997);
AccumulatorSM Select (IRA and NQ) (year 1997);
AccumulatorSM (IRA,NQ and QP) (year 1998);
		AccumulatorSM Select (IRA, NQ and QP) (year 1998)[1]	Retirement Cornerstone® Series E
RMD Wealth Guard Death Benefit Charge[4]:	Not Applicable	Not Applicable	Maximum 1.20% (for issue ages 20-64) 2.00% (for issue ages 65-68) Current 0.60% (for issue ages 20-64) 1.00% (for issue ages 65-68)
Guaranteed Minimum Income Benefit Charge[4]:	Not Applicable	Not Applicable	1.15% (current) 2.30% (maximum)
Lifetime Minimum Guaranteed Interest Rate in the Guaranteed Interest Option:	3%	3%	1%
Loan Features (if your employer’s plan permits):	No	No	No
Fixed Maturity Options[5]:	No	No	No
Variable Investment Options with your Protected Benefit Account[6]:	Not Applicable	Not Applicable	13 Various Classes
Variable Investment Options with your Investment Account[6]:	9	6-24	98 Various Classes
Sources of Permitted Subsequent Contributions	• Full or partial exchange, rollover or direct transfer from another annuity contract or other eligible investment • After tax check	• Full or partial exchange, rollover or direct transfer from another annuity contract or other eligible investment • After tax check	• Full exchange, rollover or direct transfer from a Prior Contract

1.

If you elected a Guaranteed benefit under a Prior Contract, you would not be eligible for the exchange program. Therefore, in the column for “Prior Contracts”, Guaranteed benefits are either not reflected or categorized as “Not Applicable”.

2.

If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the administrative charge for that year.

3.	During the first two contract years this charge, if applicable, is equal to the lesser of $30 or 2% of your Total account value. Thereafter, the charge, if applicable, is $30 for each contract year.

4.

The Return of Principal death benefit can only be elected in combination with the GMIB. The Highest Anniversary Value death benefit can be elected with or without selecting the GMIB. If you elect the GMIB and do not elect a guaranteed minimum death benefit, you will automatically receive the Return of Principal death benefit. The RMD Wealth Guard death benefit cannot be elected in combination with the GMIB. Please see “Retirement Cornerstone® Series E at a glance – key features” in the Retirement Cornerstone® Series E Prospectus for more information related to these guaranteed benefits.

5.

Fixed Maturity Options offer a fixed rate of interest if held to maturity. Fixed Maturity Options generally have maturity dates that range from one to ten years. Withdrawals or transfers from a Fixed Maturity Option prior to maturity may be subject to market value adjustment, which may increase or decrease the account value. See “fixed maturity options” in your Prospectus for more information.

6.	The number of investment options available under a particular contract is subject to change. Please refer to your Prospectus for more information on investment options available under your contract.

VIII-5

B. Accumulator (Series 1995 through Series 2001)

Prior Contracts				New Contract
Accumulator SM (years 1999, 2000 and 2001)[1]			Accumulator SelectSM (years 1999 and 2000) [1]	Retirement Cornerstone® Series E
Annual Contract Fee:	If the account value on a contract date anniversary is less is less than $25,000. If the account value on a contract date anniversary is less is more than $25,000.	$30 $0	None	If your account value on a contract date anniversary is less than $50,000[2,3]. If your account value on a contract date anniversary is $50,000 or more[2].	$30 $0
Total Separate Account Annual Expenses:	1.35% - 1.65%		1.60% - 170%	1.30%
Death Benefit:	The greater of: (i) your account value, less any outstanding loan balance plus accrued interest as of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect payment; and (ii) your total contributions, adjusted for withdrawals and any withdrawal charges and any taxes that may apply, less any outstanding loan balance plus accrued interest.		The greater of: (i) your account value, less any outstanding loan balance plus accrued interest as of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect payment; and (ii) your total contributions, adjusted for withdrawals and any withdrawal charges and any taxes that may apply, less any outstanding loan balance plus accrued interest.

For the purposes of determining the death benefit under your Retirement Cornerstone® Series E contract, we treat your Investment account and any Guaranteed minimum death benefit funded by your Protected Benefit account differently.

The death benefit in connection with your Investment account is equal to your Investment account value as of the date we receive satisfactory proof of death, any required instructions for the method of payment, and any required information and forms necessary to effect payment. The death benefit payable in connection with your Protected Benefit account will be based on the greater of (i) your Protected Benefit account value, and (ii) the benefit base of your Guaranteed minimum death benefit.

Return of Principal Death Benefit Charge[4]:	Not Applicable		Not Applicable

No Additional Charge*

*Please be advised that the Return of Principal Death Benefit does not have an additional charge, but this Guaranteed benefit must be elected in combination with the Guaranteed Minimum Income Benefit, which does have a charge.

Highest Anniversary Value Death Benefit Charge[4]:	Not Applicable		Not Applicable	0.35% (current and maximum)
RMD Wealth Guard Death Benefit Charge[4]:	Not Applicable		Not Applicable	Maximum 1.20% (for issue ages 20-64) 2.00% (for issue ages 65-68) Current 0.60% (for issue ages 20-64) 1.00% (for issue ages 65-68)
Guaranteed Minimum Income Benefit Charge[4]:	Not Applicable		Not Applicable	1.15% (current) 2.30% (maximum)

VIII-6

Prior Contracts			New Contract
Accumulator SM (years 1999, 2000 and 2001)[1]		Accumulator SelectSM (years 1999 and 2000) [1]	Retirement Cornerstone® Series E
Lifetime Minimum Guaranteed Interest Rate in the Guaranteed Interest Option:	3%	No	1%
Loan Features (if your employer’s plan permits):	Yes	Yes	No
Fixed Maturity Options[5]:	Yes	Yes	No
Variable Investment Options with your Protected Benefit Account[6]:	Not Applicable	Not Applicable	13 Various Classes
Variable Investment Options with your Investment Account[6]:	26 - 32	22 - 31	98 Various Classes
Sources of Permitted Subsequent Contributions	• Full or partial exchange, rollover or direct transfer from another annuity contract or other eligible investment • After tax check	• Full or partial exchange, rollover or direct transfer from another annuity contract or other eligible investment • After tax check	• Full exchange, rollover or direct transfer from a Prior Contract

1.

If you elected a Guaranteed benefit under a Prior Contract, you would not be eligible for the exchange program. Therefore, in the column for “Prior Contracts”, Guaranteed benefits are either not reflected or categorized as “Not Applicable”.

2.

If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the administrative charge for that year.

3.	During the first two contract years this charge, if applicable, is equal to the lesser of $30 or 2% of your Total account value. Thereafter, the charge, if applicable, is $30 for each contract year.

4.

The Return of Principal death benefit can only be elected in combination with the GMIB. The Highest Anniversary Value death benefit can be elected with or without selecting the GMIB. If you elect the GMIB and do not elect a guaranteed minimum death benefit, you will automatically receive the Return of Principal death benefit. The RMD Wealth Guard death benefit cannot be elected in combination with the GMIB. Please see “Retirement Cornerstone® Series E at a glance – key features” in the Retirement Cornerstone® Series E Prospectus for more information related to these guaranteed benefits.

5.

Fixed Maturity Options offer a fixed rate of interest if held to maturity. Fixed Maturity Options generally have maturity dates that range from one to ten years. Withdrawals or transfers from a Fixed Maturity Option prior to maturity may be subject to market value adjustment, which may increase or decrease the account value. See “fixed maturity options” in your Prospectus for more information.

6.	The number of investment options available under a particular contract is subject to change. Please refer to your Prospectus for more information on investment options available under your contract.

VIII-7

B. Accumulator (Series 1995 through Series 2001)

Prior Contracts			New Contract
Accumulator PlusSM (Year 1999)[1]		Accumulator PlusSM (Years 2000 and 2001)[1]	Retirement Cornerstone® Series E
Annual Contract Fee:	None	None	If your account value on a contract date anniversary is less than $50,000[2,3].	$30
			If your account value on a contract date anniversary is $50,000 or more[2].	$0
Total Separate Account Annual Expenses:	1.60%	1.60%-1.70%	1.30%
Death Benefit:	The death benefit is equal to the return of your account value as of the date we receive satisfactory proof of death and all information and forms necessary to effect payment.

The greater of: (i) your account value, less any outstanding loan balance plus accrued interest as of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect payment; and (ii) your total contributions, adjusted for withdrawals and any withdrawal charges and any taxes that may apply, less any outstanding loan balance plus accrued interest.

For the purposes of determining the death benefit under your Retirement Cornerstone® Series E contract, we treat your Investment account and any Guaranteed minimum death benefit funded by your Protected Benefit account differently.

The death benefit in connection with your Investment account is equal to your Investment account value as of the date we receive satisfactory proof of death, any required instructions for the method of payment, and any required information and forms necessary to effect payment. The death benefit payable in connection with your Protected Benefit account will be based on the greater of (i) your Protected Benefit account value, and (ii) the benefit base of your Guaranteed minimum death benefit.

Return of Principal Death Benefit Charge[4]:	Not Applicable	Not Applicable

No Additional Charge*

*Please be advised that the Return of Principal Death Benefit does not have an additional charge, but this Guaranteed benefit must be elected in combination with the Guaranteed Minimum Income Benefit, which does have a charge.

Highest Anniversary Value Death Benefit Charge[4]:	Not Applicable	Not Applicable	0.35% (current and maximum)

VIII-8

Contracts			New Contract
Accumulator PlusSM (Year 1999)[1]		Accumulator PlusSM (Years 2000 and 2001)[1]	Retirement Cornerstone® Series E
RMD Wealth Guard Death Benefit Charge[4]:	Not Applicable	Not Applicable	Maximum 1.20% (for issue ages 20-64) 2.00% (for issue ages 65-68) Current 0.60% (for issue ages 20-64) 1.00% (for issue ages 65-68)
Guaranteed Minimum Income Benefit Charge[4]:	Not Applicable	Not Applicable	1.15% (current) 2.30% (maximum)
Lifetime Minimum Guaranteed Interest Rate in the Guaranteed Interest Option:	No	No	1%
Loan Features (if your employer’s plan permits):	No	Yes	No
Fixed Maturity Options[5]:	No	No	No
Variable Investment Options with your Protected Benefit Account[6]:	Not Applicable	Not Applicable	13 Various Classes
Variable Investment Options with your Investment Account[6]:	28	31-32	98 Various Classes
Sources of Permitted Subsequent Contributions	• Full or partial exchange, rollover or direct transfer from another annuity contract or other eligible investment • After tax check	• Full or partial exchange, rollover or direct transfer from another annuity contract or other eligible investment • After tax check	• Full exchange, rollover or direct transfer from a Prior Contract

1.

If you elected a Guaranteed benefit under a Prior Contract, you would not be eligible for the exchange program. Therefore, in the column for “Prior Contracts”, Guaranteed benefits are either not reflected or categorized as “Not Applicable”.

2.

If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the administrative charge for that year.

3.	During the first two contract years this charge, if applicable, is equal to the lesser of $30 or 2% of your Total account value. Thereafter, the charge, if applicable, is $30 for each contract year.

4.

The Return of Principal death benefit can only be elected in combination with the GMIB. The Highest Anniversary Value death benefit can be elected with or without selecting the GMIB. If you elect the GMIB and do not elect a guaranteed minimum death benefit, you will automatically receive the Return of Principal death benefit. The RMD Wealth Guard death benefit cannot be elected in combination with the GMIB. Please see “Retirement Cornerstone® Series E at a glance – key features” in the Retirement Cornerstone® Series E Prospectus for more information related to these guaranteed benefits.

5.

Fixed Maturity Options offer a fixed rate of interest if held to maturity. Fixed Maturity Options generally have maturity dates that range from one to ten years. Withdrawals or transfers from a Fixed Maturity Option prior to maturity may be subject to market value adjustment, which may increase or decrease the account value. See “fixed maturity options” in your Prospectus for more information.

6.	The number of investment options available under a particular contract is subject to change. Please refer to your Prospectus for more information on investment options available under your contract.

VIII-9

B. Accumulator (Series 1995 through Series 2001)

Prior Contracts		New Contract
Accumulator® EliteSM (year 2001)		Retirement Cornerstone® Series E
Annual Contract Fee:	None	If your account value on a contract date anniversary is less than $50,000[2,3].	$30

		If your account value on a contract date anniversary is $50,000 or more[2].	$0
Total Separate Account Annual Expenses:	1.60%	1.30%
Death Benefit:	The death benefit is equal to the return of your account value as of the date we receive satisfactory proof of death and all information and forms necessary to effect payment.

For the purposes of determining the death benefit under your Retirement Cornerstone® Series E contract, we treat your Investment account and any Guaranteed minimum death benefit funded by your Protected Benefit account differently.

The death benefit in connection with your Investment account is equal to your Investment account value as of the date we receive satisfactory proof of death, any required instructions for the method of payment, and any required information and forms necessary to effect payment. The death benefit payable in connection with your Protected Benefit account will be based on the greater of (i) your Protected Benefit account value, and (ii) the benefit base of your Guaranteed minimum death benefit.

Return of Principal Death Benefit Charge[4]:	Not Applicable

No Additional Charge*

*Please be advised that the Return of Principal Death Benefit does not have an additional charge, but this Guaranteed benefit must be elected in combination with the Guaranteed Minimum Income Benefit, which does have a charge.

Highest Anniversary Value Death Benefit Charge[4]:	Not Applicable	0.35% (current and maximum)
RMD Wealth Guard Death Benefit Charge[4]:	Not Applicable	Maximum 1.20% (for issue ages 20-64) 2.00% (for issue ages 65-68) Current 0.60% (for issue ages 20-64) 1.00% (for issue ages 65-68)
Guaranteed Minimum Income Benefit Charge[4]:	Not Applicable	1.15% (current) 2.30% (maximum)
Lifetime Minimum Guaranteed Interest Rate in the Guaranteed Interest Option:	No	1%
Loan Features (if your employer’s plan permits):	Yes	No

VIII-10

Prior Contracts		New Contract
Accumulator® EliteSM (year 2001)		Retirement Cornerstone® Series E
Fixed Maturity Options[5]:	Yes	No
Variable Investment Options with your Protected Benefit Account[6]:	Not Applicable	13 Various Classes
Variable Investment Options with your Investment Account[6]:	28	98 Various Classes
Sources of Permitted Subsequent Contributions	• Full or partial exchange, rollover or direct transfer from another annuity contract or other eligible investment • After tax check	• Full exchange, rollover or direct transfer from a Prior Contract

1.

If you elected a Guaranteed benefit under a Prior Contract, you would not be eligible for the exchange program. Therefore, in the column for “Prior Contracts”, Guaranteed benefits are either not reflected or categorized as “Not Applicable”.

2.

If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the administrative charge for that year.

3.	During the first two contract years this charge, if applicable, is equal to the lesser of $30 or 2% of your Total account value. Thereafter, the charge, if applicable, is $30 for each contract year.

4.

The Return of Principal death benefit can only be elected in combination with the GMIB. The Highest Anniversary Value death benefit can be elected with or without selecting the GMIB. If you elect the GMIB and do not elect a guaranteed minimum death benefit, you will automatically receive the Return of Principal death benefit. The RMD Wealth Guard death benefit cannot be elected in combination with the GMIB. Please see “Retirement Cornerstone® Series E at a glance – key features” in the Retirement Cornerstone® Series E Prospectus for more information related to these guaranteed benefits.

5.

Fixed Maturity Options offer a fixed rate of interest if held to maturity. Fixed Maturity Options generally have maturity dates that range from one to ten years. Withdrawals or transfers from a Fixed Maturity Option prior to maturity may be subject to market value adjustment, which may increase or decrease the account value. See “fixed maturity options” in your Prospectus for more information.

6.	The number of investment options available under a particular contract is subject to change. Please refer to your Prospectus for more information on investment options available under your contract.

VIII-11

C. EQUI-VEST® (Series 100-500 through Series 801)

Prior Contracts				New Contract
EQUI-VEST® (Series 100-500)[1]			EQUI-VEST® (Series 201)[1] Employer- Sponsored Retirement Plans	Retirement Cornerstone® Series E
Annual Administrative Charge:	Series 100 and 200 Series 300, 400 and 500[2]	The lesser of $30 or 2% of your account value, plus any amounts previously withdrawn during the contract year. $30 (current) $65 (maximum)

If your total account value on the last day of your contract year is less than $25,000[3,4].

If your total account value on the last day of your contract year is $25,000 or more; or if the total account values of all EQUI-VEST® contracts, owned by the same person, when added together, exceeds $100, 000[4].

			$30 (current) $65 (maximum) $0	If your account value on a contract date anniversary is less than $50,000[3,4]. If your account value on a contract date anniversary is $50,000 or more[4].	$30 $0
Total Separate Account Annual Expenses:	1.34%-2.00%		1.20%	1.30%
Death Benefit:	The death benefit is equal to the return of your account value as of the date we receive satisfactory proof of death and all information and forms necessary to effect payment.		The greater of: (i) your account value, less any outstanding loan balance plus accrued interest as of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect payment; and (ii) your total contributions, adjusted for withdrawals and any withdrawal charges and any taxes that may apply, less any outstanding loan balance plus accrued interest.

For the purposes of determining the death benefit under your Retirement Cornerstone® Series E contract, we treat your Investment account and any Guaranteed minimum death benefit funded by your Protected Benefit account differently.

The death benefit in connection with your Investment account is equal to your Investment account value as of the date we receive satisfactory proof of death, any required instructions for the method of payment, and any required information and forms necessary to effect payment. The death benefit payable in connection with your Protected Benefit account will be based on the greater of (i) your Protected Benefit account value, and (ii) the benefit base of your Guaranteed minimum death benefit.

Return of Principal Death Benefit Charge[5]:	Not Applicable		Not Applicable

No Additional Charge*

*Please be advised that the Return of Principal Death Benefit does not have an additional charge, but this Guaranteed benefit must be elected in combination with the Guaranteed Minimum Income Benefit, which does have a charge.

VIII-12

Prior Contracts			New Contract
EQUI-VEST® (Series 100-500)[1]		EQUI-VEST® (Series 201)[1] Employer- Sponsored Retirement Plans	Retirement Cornerstone® Series E
Highest Anniversary Value Death Benefit Charge[5]:	Not Applicable	Not Applicable	0.35% (current and maximum)
RMD Wealth Guard Death Benefit Charge[5]:	Not Applicable	Not Applicable	Maximum 1.20% (for issue ages 20-64) 2.00% (for issue ages 65-68) Current 0.60% (for issue ages 20-64) 1.00% (for issue ages 65-68)
Guaranteed Minimum Income Benefit Charge[5]:	Not Applicable	Not Applicable	1.15% (current) 2.30% (maximum)
Lifetime Minimum Guaranteed Interest Rate in the Guaranteed Interest Option:	1%-3%	1%-1.5%	1%
Fixed Maturity Options[6]:	Yes	No	No
Loan Features (if your employer’s plan permits):	No	Yes	No
Variable Investment Options with your Protected Benefit Account[7]:	Not Applicable	Not Applicable	13 Various Classes
Variable Investment Options with your Investment Account[7]:	99 Various classes	98 Various classes	98 Various classes
Sources of Permitted Subsequent Contributions	• Full or partial exchange, rollover or direct transfer from another annuity contract or other eligible investment • After tax check	• Full or partial rollover or direct transfer from another annuity contract or other eligible investment • Payroll contribution	• Full exchange, rollover or direct transfer from a Prior Contract

1.

If you elected a Guaranteed benefit under a Prior Contract, you would not be eligible for the exchange program. Therefore, in the column for “Prior Contracts”, Guaranteed benefits are either not reflected or categorized as “Not Applicable”.

2.

For the EQUI-VEST® series 300, 400 and 500 contracts, during the first two contract years this charge, if it applies, is equal to the lesser of $30 or 2% of your Total account value, plus any amounts previously withdrawn during the contract year. Thereafter, the charge is $30 for each contract year.

3.

For the EQUI-VEST® Series 201 contract, during the first two contract years this charge, if applicable, is equal to the lesser of $30 or 2% of your Total account value. For the Retirement Cornerstone® Series E contract, during the first two contract years this charge, if applicable, is equal to the lesser of $30 or 2% of your Total account value. Thereafter, the charge, if applicable, is $30 for each contract year.

4.	If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the charge for that year.

5.

The Return of Principal death benefit can only be elected in combination with the GMIB. The Highest Anniversary Value death benefit can be elected with or without selecting the GMIB. If you elect the GMIB and do not elect a guaranteed minimum death benefit, you will automatically receive the Return of Principal death benefit. The RMD Wealth Guard death benefit cannot be elected in combination with the GMIB. Please see “Retirement Cornerstone® Series E at a glance – key features” in the Retirement Cornerstone® Series E Prospectus for more information related to these guaranteed benefits.

6.

Fixed Maturity Options offer a fixed rate of interest if held to maturity. Fixed Maturity Options generally have maturity dates that range from one to ten years. Withdrawals or transfers from a Fixed Maturity Option prior to maturity may be subject to market value adjustment, which may increase or decrease the account value. See “fixed maturity options” in your Prospectus for more information.

7.	The number of investment options available under a particular contract is subject to change. Please refer to your Prospectus for more information on investment options available under your contract.

VIII-13

C. EQUI-VEST® (Series 100-500 through Series 801)

Prior Contracts					New Contract
EQUI-VEST® ExpressSM (Series 700)[1]			EQUI-VEST® ExpressSM (Series 701)[1]		Retirement Cornerstone® Series E
Annual Administrative Charge:	If your total account value on the last day of your contract year is less than $25,000 for NQ contracts (or less than $20,000 for IRA contracts)[2].	$30 (current) $65 (maximum)	If your total account value on the last day of your contract year is less than $100,000. If your total account value on the last day of your contract year is $100,000 or more.	$50 $0	If your account value on a contract date anniversary is less than $50,000[2,3]. If your account value on a contract date anniversary is $50,000 or more[3].	$30 $0

	If your total account value on the last day of your contract year is $25,000 or more for NQ contracts (or $20,000 or more for IRA contracts).	$0
Total Separate Account Annual Expenses:	0.95% - 2.00%		1.10%		1.30%
Death Benefit:	The death benefit is equal to the return of your account value as of the date we receive satisfactory proof of the annuitant’s death and all information and forms necessary to effect payment.		The death benefit is equal to the return of your account value as of the date we receive satisfactory proof of the annuitant’s death and all information and forms necessary to effect payment.

For the purposes of determining the death benefit under your Retirement Cornerstone® Series E contract, we treat your Investment account and any Guaranteed minimum death benefit funded by your Protected Benefit account differently.

The death benefit in connection with your Investment account is equal to your Investment account value as of the date we receive satisfactory proof of death, any required instructions for the method of payment, and any required information and forms necessary to effect payment. The death benefit payable in connection with your Protected Benefit account will be based on the greater of (i) your Protected Benefit account value, and (ii) the benefit base of your Guaranteed minimum death benefit.

Return of Principal Death Benefit Charge[4]:	Not Applicable		Not Applicable

No Additional Charge*

*Please be advised that the Return of Principal Death Benefit does not have an additional charge, but this Guaranteed benefit must be elected in combination with the Guaranteed Minimum Income Benefit, which does have a charge.

Highest Anniversary Value Death Benefit Charge[4]:	Not Applicable		Not Applicable		0.35% (current and maximum)

VIII-14

Prior Contracts			New Contract
EQUI-VEST® ExpressSM (Series 700)[1]		EQUI-VEST® ExpressSM (Series 701)[1]	Retirement Cornerstone® Series E
RMD Wealth Guard Death Benefit Charge[4]:	Not Applicable	Not Applicable	Maximum 1.20% (for issue ages 20-64) 2.00% (for issue ages 65-68) Current 0.60% (for issue ages 20-64) 1.00% (for issue ages 65-68)
Guaranteed Minimum Income Benefit Charge[4]:	Not Applicable	Not Applicable	1.15% (current) 2.30% (maximum)
Lifetime Minimum Guaranteed Interest Rate in the Guaranteed Interest Option:	No	No	1%
Fixed Maturity Options[5]:	Yes	No	No
Loan Features (if your employer’s plan permits):	No	No	No
Variable Investment Options with your Protected Benefit Account[6]:	Not Applicable	Not Applicable	13 Various Classes
Variable Investment Options with your Investment Account[6]:	99 Various classes	99 Various classes	98 Various Classes
Sources of Permitted Subsequent Contributions	• Full or partial exchange, rollover or direct transfer from another annuity contract or other eligible investment • After tax check	• Full or partial exchange, rollover or direct transfer from another annuity contract or other eligible investment • After tax check	• Full exchange, rollover or direct transfer from a Prior Contract

1.

If you elected a Guaranteed benefit under a Prior Contract, you would not be eligible for the exchange program. Therefore, in the column for “Prior Contracts”, Guaranteed benefits are either not reflected or categorized as “Not Applicable”.

2.

For the EQUI-VEST® ExpressSM Series 700 contract, during the first two contract years this charge, if applicable, is equal to the lesser of $30 or 2% of your Total account value plus any prior withdrawals during the contract year. For the Retirement Cornerstone® Series E contract, during the first two contract years this charge, if applicable, is equal to the lesser of $30 or 2% of your Total account value. Thereafter, the charge, if applicable, is $30 for each contract year.

3.	If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the charge for that year.

4.

The Return of Principal death benefit can only be elected in combination with the GMIB. The Highest Anniversary Value death benefit can be elected with or without selecting the GMIB. If you elect the GMIB and do not elect a guaranteed minimum death benefit, you will automatically receive the Return of Principal death benefit. The RMD Wealth Guard death benefit cannot be elected in combination with the GMIB. Please see “Retirement Cornerstone® Series E at a glance – key features” in the Retirement Cornerstone® Series E Prospectus for more information related to these guaranteed benefits.

5.

Fixed Maturity Options offer a fixed rate of interest if held to maturity. Fixed Maturity Options generally have maturity dates that range from one to ten years. Withdrawals or transfers from a Fixed Maturity Option prior to maturity may be subject to market value adjustment, which may increase or decrease the account value. See “fixed maturity options” in your Prospectus for more information.

6.	The number of investment options available under a particular contract is subject to change. Please refer to your Prospectus for more information on investment options available under your contract.

VIII-15

C. EQUI-VEST® (Series 100-500 through Series 801)

Prior Contracts				New Contract
EQUI-VEST® (Series 800)[1]		EQUI-VEST® (Series 801)[1]		Retirement Cornerstone® Series E
Annual Administrative Charge:

If your total account value on the last day of your contract year is less than $25,000 for NQ contracts (or less than $20,000 for IRA contracts)[2].

If your total account value on the last day of your contract year is $25,000 or more for NQ contracts (or $20,000 or more for IRA contracts).

	$30 (current) $65 (maximum) $0	If your total account value on the last day of your contract year is less than $100,000. If your total account value on the last day of your contract year is $100,000 or more.	$50 $0	If your account value on a contract date anniversary is less than $50,000[2,3]. If your account value on a contract date anniversary is $50,000 or more[3].	$30 $0
Total Separate Account Annual Expenses:	1.20%-2.00%	1.25%		1.30%
Death Benefit:	The death benefit is equal to the return of your account value as of the date we receive satisfactory proof of the annuitant’s death and all information and forms necessary to effect payment.	The death benefit is equal to the return of your account value as of the date we receive satisfactory proof of the annuitant’s death and all information and forms necessary to effect payment.

For the purposes of determining the death benefit under your Retirement Cornerstone® Series E contract, we treat your Investment account and any Guaranteed minimum death benefit funded by your Protected Benefit account differently.

The death benefit in connection with your Investment account is equal to your Investment account value as of the date we receive satisfactory proof of death, any required instructions for the method of payment, and any required information and forms necessary to effect payment. The death benefit payable in connection with your Protected Benefit account will be based on the greater of (i) your Protected Benefit account value, and (ii) the benefit base of your Guaranteed minimum death benefit.

Return of Principal Death Benefit Charge[4]:	Not Applicable	Not Applicable

No Additional Charge*

*Please be advised that the Return of Principal Death Benefit does not have an additional charge, but this Guaranteed benefit must be elected in combination with the Guaranteed Minimum Income Benefit, which does have a charge.

Highest Anniversary Value Death Benefit Charge[4]:	Not Applicable	Not Applicable		0.35% (current and maximum)

VIII-16

Prior Contracts			New Contract
EQUI-VEST® (Series 800)[1]		EQUI-VEST® (Series 801)[1]	Retirement Cornerstone® Series E
RMD Wealth Guard Death Benefit Charge[4]:	Not Applicable	Not Applicable	Maximum 1.20% (for issue ages 20-64) 2.00% (for issue ages 65-68) Current 0.60% (for issue ages 20-64) 1.00% (for issue ages 65-68)
Guaranteed Minimum Income Benefit Charge[4]:	Not Applicable	Not Applicable	1.15% (current) 2.30% (maximum)
Lifetime Minimum Guaranteed Interest Rate in the Guaranteed Interest Option:	1%-3%	1%-3%	1%
Fixed Maturity Options[5]:	Yes	No	No
Loan Features (if your employer’s plan permits):	No	No	No
Variable Investment Options with your Protected Benefit Account[6]:	Not Applicable	Not Applicable	13 Various Classes
Variable Investment Options with your Investment Account[6]:	99 Various Classes	104 Various Classes	98 Various Classes
Sources of Permitted Subsequent Contributions	• Full or partial exchange, rollover or direct transfer from another annuity contract or other eligible investment • After tax check	• Full or partial exchange, rollover or direct transfer from another annuity contract or other eligible investment • After tax check	• Full exchange, rollover or direct transfer from a Prior Contract

1.

If you elected a Guaranteed benefit under a Prior Contract, you would not be eligible for the exchange program. Therefore, in the column for “Prior Contracts”, Guaranteed benefits are either not reflected or categorized as “Not Applicable”.

2.

For EQUI-VEST® Series 800 contract, during the first two contract years this charge, if applicable, is equal to the lesser of $30 or 2% of your Total account value plus any prior withdrawals during the contract year. For the Retirement Cornerstone® Series E contract, during the first two contract years this charge, if applicable, is equal to the lesser of $30 or 2% of your Total account value. Thereafter, the charge, if applicable, is $30 for each contract year.

3.	If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the charge for that year.

4.

The Return of Principal death benefit can only be elected in combination with the GMIB. The Highest Anniversary Value death benefit can be elected with or without selecting the GMIB. If you elect the GMIB and do not elect a guaranteed minimum death benefit, you will automatically receive the Return of Principal death benefit. The RMD Wealth Guard death benefit cannot be elected in combination with the GMIB. Please see “Retirement Cornerstone® Series E at a glance – key features” in the Retirement Cornerstone® Series E Prospectus for more information related to these guaranteed benefits.

5.

Fixed Maturity Options offer a fixed rate of interest if held to maturity. Fixed Maturity Options generally have maturity dates that range from one to ten years. Withdrawals or transfers from a Fixed Maturity Option prior to maturity may be subject to market value adjustment, which may increase or decrease the account value. See “fixed maturity options” in your Prospectus for more information.

6.	The number of investment options available under a particular contract is subject to change. Please refer to your Prospectus for more information on investment options available under your contract.

VIII-17

C. EQUI-VEST® (Series 100-500 through Series 801)

Prior Contracts				New Contract
EQUI-VEST® TSA AdvantageSM (Series 600)[1]		EQUI-VEST® (Series 100-400)[1] Employer-Sponsored Retirement Plans		Retirement Cornerstone® Series E
Annual Administrative Charge:	The lesser of a current charge of $30 (maximum charge $65) or 2% of your account value, less any amount previously withdrawn during the contract year.	Series 100 and 200[2] Series 300 and 400[2,3]	The lesser of $30 or 2% of your account value, plus any prior withdrawals during the contract year. $30 (current) $65 (maximum)	If your account value on a contract date anniversary is less than $50,000[3,4]. If your account value on a contract date anniversary is $50,000 or more[4].	$30 $0
Total Separate Account Annual Expenses:	1.20% - 2.00%	1.34% - 2.00%		1.30%
Death Benefit:	The greater of: (i) your account value, less any outstanding loan balance plus accrued interest as of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect payment; and (ii) your total contributions, adjusted for withdrawals and any withdrawal charges and any taxes that may apply, less any outstanding loan balance plus accrued interest.	The greater of: (i) your account value, less any outstanding loan balance plus accrued interest as of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect payment; and (ii) your total contributions, adjusted for withdrawals and any withdrawal charges and any taxes that may apply, less any outstanding loan balance plus accrued interest.

For the purposes of determining the death benefit under your Retirement Cornerstone® Series E contract, we treat your Investment account and any Guaranteed minimum death benefit funded by your Protected Benefit account differently.

The death benefit in connection with your Investment account is equal to your Investment account value as of the date we receive satisfactory proof of death, any required instructions for the method of payment, and any required information and forms necessary to effect payment. The death benefit payable in connection with your Protected Benefit account will be based on the greater of (i) your Protected Benefit account value, and (ii) the benefit base of your Guaranteed minimum death benefit.

Return of Principal Death Benefit Charge[5]:	Not Applicable	Not Applicable

No Additional Charge*

*Please be advised that the Return of Principal Death Benefit does not have an additional charge, but this Guaranteed benefit must be elected in combination with the Guaranteed Minimum Income Benefit, which does have a charge.

Highest Anniversary Value Death Benefit Charge[5]:	Not Applicable	Not Applicable		0.35% (current and maximum)
RMD Wealth Guard Death Benefit Charge[5]:	Not Applicable	Not Applicable		Maximum 1.20% (for issue ages 20-64) 2.00% (for issue ages 65-68) Current 0.60% (for issue ages 20-64) 1.00% (for issue ages 65-68)
Guaranteed Minimum Income Benefit Charge[5]:	Not Applicable	Not Applicable		1.15% (current) 2.30% (maximum)

VIII-18

Prior Contracts			New Contract
EQUI-VEST® TSA AdvantageSM (Series 600)[1]		EQUI-VEST® (Series 100-400)[1] Employer-Sponsored Retirement Plans	Retirement Cornerstone® Series E
Lifetime Minimum Guaranteed Interest Rate in the Guaranteed Interest Option:	1% - 3%	1% - 4%	1%
Fixed Maturity Options[6]:	Yes	Yes	No
Loan Features (if your employer’s plan permits):	Yes	Yes	No
Variable Investment Options with your Protected Benefit Account[7]:	Not Applicable	Not Applicable	13 Various Classes
Variable Investment Options with your Investment Account[7]:	99 Various Classes	99 Various Classes	98 Various Classes
Sources of Permitted Subsequent Contributions	• Full or partial rollover or direct transfer from another annuity contract or other eligible investment • Payroll contribution	• Full or partial rollover or direct transfer from another annuity contract or other eligible investment • Payroll contribution	• Full exchange, rollover or direct transfer from a Prior Contract

1.

If you elected a Guaranteed benefit under a Prior Contract, you would not be eligible for the exchange program. Therefore, in the column for “Prior Contracts”, Guaranteed benefits are either not reflected or categorized as “Not Applicable”.

2.

Depending on your Employer’s plan, we may be instructed to withdraw a plan operating expense charge from your account value for administrative and record-keeping services related to the contract. The charge is determined through an arrangement between your Employer and a third party. We will remit the amount withdrawn to either your Employer or your Employer’s designee. Please refer to your contract for more information.

3.

For EQUI-VEST® Employer Sponsored Plans Series 300-400 contracts, during the first two contract years, this charge, if it applies, is equal to the lesser of $30 or 2% of your Total account value plus any amount previously withdrawn during the contract year. Thereafter, the charge is $30 for each contract year. For the Retirement Cornerstone® Series E contract, during the first two contract years this charge, if applicable, is equal to the lesser of $30 or 2% of your Total account value. Thereafter, the charge, if applicable, is $30 for each contract year.

4.	If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the charge for that year.

5.

The Return of Principal death benefit can only be elected in combination with the GMIB. The Highest Anniversary Value death benefit can be elected with or without selecting the GMIB. If you elect the GMIB and do not elect a guaranteed minimum death benefit, you will automatically receive the Return of Principal death benefit. The RMD Wealth Guard death benefit cannot be elected in combination with the GMIB. Please see “Retirement Cornerstone® Series E at a glance – key features” in the Retirement Cornerstone® Series E Prospectus for more information related to these guaranteed benefits.

6.

Fixed Maturity Options offer a fixed rate of interest if held to maturity. Fixed Maturity Options generally have maturity dates that range from one to ten years. Withdrawals or transfers from a Fixed Maturity Option prior to maturity may be subject to market value adjustment, which may increase or decrease the account value. See “fixed maturity options” in your Prospectus for more information.

7.	The number of investment options available under a particular contract is subject to change. Please refer to your Prospectus for more information on investment options available under your contract.

VIII-19

D. Structured Capital Strategies®

Prior Contracts		New Contract
Structured Capital Strategies® Series B, C and ADV[8]		Retirement Cornerstone® Series E
Annual Contract Fee:	None	If your account value on a contract date anniversary is less than $50,000[1,2].	$30

		If your account value on a contract date anniversary is $50,000 or more[1].	$0
Total Separate Account Annual Expenses:	0.65%-1.65%[3]	1.30%
Death Benefit:	The death benefit is equal to the return of your account value as of the date we receive satisfactory proof of death and all information and forms necessary to effect payment.

For the purposes of determining the death benefit under your Retirement Cornerstone® Series E contract, we treat your Investment account and any Guaranteed minimum death benefit funded by your Protected Benefit account differently.

The death benefit in connection with your Investment account is equal to your Investment account value as of the date we receive satisfactory proof of death, any required instructions for the method of payment, and any required information and forms necessary to effect payment. The death benefit payable in connection with your Protected Benefit account will be based on the greater of (i) your Protected Benefit account value, and (ii) the benefit base of your Guaranteed minimum death benefit.

Return of Principal Death Benefit Charge[4]:	Not Applicable

No Additional Charge*

*Please be advised that the Return of Principal Death Benefit does not have an additional charge, but this Guaranteed benefit must be elected in combination with the Guaranteed Minimum Income Benefit, which does have a charge.

Highest Anniversary Value Death Benefit Charge[4]:	Not Applicable	0.35% (current and maximum)
RMD Wealth Guard Death Benefit Charge[4]:	Not Applicable	Maximum 1.20% (for issue ages 20-64) 2.00% (for issue ages 65-68) Current 0.60% (for issue ages 20-64) 1.00% (for issue ages 65-68)
Guaranteed Minimum Income Benefit Charge[4]:	Not Applicable	1.15% (current) 2.30% (maximum)
Choice Cost[5]	Up to 5%	No
Lifetime Minimum Guaranteed Interest Rate in the Guaranteed Interest Option:	No	1%
Loan Features (if your employer’s plan permits):	No	No
Variable Investment Options with your Protected Benefit Account[6]:	Not Applicable	13 Various Classes
Variable Investment Options with your Investment Account[6]:	3 Class IB	98 Various Classes
Structured Investment Options[6,7]:	Up to 28	No

VIII-20

Prior Contracts		New Contract
Structured Capital Strategies® Series B and ADV		Retirement Cornerstone® Series E
Sources of Permitted Subsequent Contributions:	• Full or partial exchange, rollover or direct transfer from another annuity contract or other eligible investment

•   Full or partial exchange, rollover or direct transfer from a Structured Capital Strategies® contract. The source of the contribution must be for the entire account value invested in the variable investment options at the time of the transaction.

•   Account value invested in a segment is not an eligible source of contribution.

1.

If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the administrative charge for that year.

2.	During the first two contract years this charge, if applicable, is equal to the lesser of $30 or 2% of your Total account value. Thereafter, the charge, if applicable, is $30 for each contract year.

3.

On a non-guaranteed basis, we may waive any portion of the contract fee as it applies to the EQ/Money Market variable investment option (including any amounts in the dollar cap averaging accounts) to the extent that the fee exceeds the income distributed by the underlying EQ/Money Market Portfolio. This waiver is limited to the contract fee, and it is not a fee waiver or performance guarantee for the underlying EQ/Money Market Portfolio. For more information, please refer to your Structured Capital Strategies® Prospectus.

4.

The Return of Principal death benefit can only be elected in combination with the GMIB. The Highest Anniversary Value death benefit can be elected with or without selecting the GMIB. If you elect the GMIB and do not elect a guaranteed minimum death benefit, you will automatically receive the Return of Principal death benefit. The RMD Wealth Guard death benefit cannot be elected in combination with the GMIB. Please see “Retirement Cornerstone® Series E at a glance – key features” in the Retirement Cornerstone® Series E Prospectus for more information related to these guaranteed benefits.

5.

Choice cost is a charge, which is only applicable if a contract owner elects to invest in Choice Segments under a Structured Capital Strategies® contract. For more information on Choice costs, please refer to Structured Capital Strategies® Prospectus.

6.	The number of investment options available under a particular contract is subject to change. Please refer to your Prospectus for more information on investment options available under your contract.

7.

Contract owners have the ability to invest in various types of structured investment options that permit you to invest in one or more segments referred to as “Standard Segments” or “Choice Segments”, each of which provides performance tied to the performance of a securities or commodities indexed for a set period of time. As discussed above in footnote 5, amounts invested in Choice Segments are subject to a “Choice cost” charge. For more information on structured investment options and Choice costs, please refer to your Structured Capital Strategies® Prospectus.

8.	Your contract must be in force for at least four years for you to be eligible to exchange to a Retirement Cornerstone® Series E contract.

VIII-21

Appendix IX: Historical Initial Deferral Roll-up rates and Annual Roll-up rates

Below are the historical initial Deferral Roll-up rates, initial Annual Roll-up rates and guaranteed Roll-up floors applicable to the Guaranteed minimum income benefit as described in this Prospectus. You may contact us at 1-800-789-7771 for the Deferral Roll-up rate, Annual Roll-up rate and guaranteed Roll-up floor applicable to your contract. A complete description of the Guaranteed minimum income benefit can be found in the “Contract features and benefits” section.

Contract application date	Initial Deferral Roll-up rate	Initial Annual Roll-up rate	Guaranteed Roll-up floor
On or after December 28, 2020	4%	4%	4%

IX-1

Appendix X: GMIB annuity purchase factors

Lifetime GMIB payments are calculated using the GMIB annuity purchase factors listed in the table below.

GMIB Exercise Age		Single Life (%)	Joint Life (%)*	GMIB Exercise Age	Single Life (%)	Joint Life (%)*

60	**	2.790	2.232	78	4.090	3.272

61		2.840	2.272	79	4.200	3.360

62		2.890	2.312	80	4.315	3.452

63		2.940	2.352	81	4.440	3.552

64		3.000	2.400	82	4.570	3.656

65		3.050	2.440	83	4.705	3.764

66		3.110	2.488	84	4.845	3.876

67		3.175	2.540	85	5.000	4.000

68		3.235	2.588	86	5.155	4.124

69		3.305	2.644	87	5.320	4.256

70		3.375	2.700	88	5.490	4.392

71		3.450	2.760	89	5.675	4.540

72		3.530	2.824	90	5.860	4.688

73		3.610	2.888	91	6.055	4.844

74		3.700	2.960	92	6.260	5.008

75		3.790	3.032	93	6.475	5.180

76		3.885	3.108	94	6.695	5.356

77		3.985	3.188	95	6.925	5.540
*	Based on age of younger joint owner
**	Exercise of the GMIB is not permitted prior to age 60, except under the circumstances described in “Exercise of the GMIB in the event of a GMIB fee increase” in the “Charges and expenses” section.

X-1

Appendix XI: Condensed financial information

Contracts with daily asset charges of 1.30% and 1.65% offered under Separate Account 70A were not offered on or before December 31, 2019.

XI-1

Statement of additional information

Table of contents

Page

The Company	2

Unit Values	2

Custodian	2

Independent Registered Public Accounting Firm	2

Distribution of the Contracts	2

Financial Statements	2

How to obtain a Retirement Cornerstone® 19 Series E Statement of Additional Information for Separate Account 70A

Send this request form to:

Retirement Service Solutions

P.O. Box 1547

Secaucus, NJ 07096-1547

Please send me a Retirement Cornerstone® 19 Series E SAI for Separate Account 70A dated December 28, 2020.

Name

Address
City	State	Zip

#37214

Retirement Cornerstone® Series 19 Series E

A combination variable and fixed deferred annuity contract

Statement of Additional Information

December 28, 2020

Equitable Financial Life Insurance Company of America

Administrative Office: 525 Washington Boulevard Jersey City, NJ 07310

This Statement of Additional Information (“SAI”) is not a Prospectus. It should be read in conjunction with the related Retirement Cornerstone® Series Prospectus, dated December 28, 2020. That Prospectus provides detailed information concerning the contracts and the variable investment options and the guaranteed interest option that fund the contracts. Each variable investment option is a subaccount of the Company’s Equitable America Variable Account 70A. Definitions of special terms used in the SAI are found in the Prospectus.

A copy of the Prospectus is available free of charge by writing the processing office (Retirement Service Solutions — Post Office Box 1547, Secaucus, NJ 07096-1547), by calling 1-800-789-7771 toll free, or by contacting your financial professional.

Table of Contents

The Company	2

Unit Values	2

Custodian	2

Independent Registered Public Accounting Firm	2

Distribution of the Contracts	2

Financial Statements	2

Copyright 2020 Equitable Financial Life Insurance Company of America.

All rights reserved. Retirement Cornerstone® is a registered trademark mark of Equitable Financial Life Insurance Company of America.

Retirement Cornerstone Series 19 Series E
#37214

The Company

We are Equitable Financial Life Insurance Company of America (the “Company”, “we”, “our” and “us”) (until 2020, known as MONY Life Insurance Company of America), an Arizona stock life insurance corporation organized in 1969. The Company is an indirect wholly owned subsidiary of Equitable Holdings, Inc. No other company has any legal responsibility to pay amounts that the Company owes under the contracts. The Company is solely responsible for paying all amounts owed to you under the contract.

Unit Values

Unit values are determined at the end of each valuation period for each of the variable investment options. We may offer other annuity contracts and certificates which will have their own unit values for the variable investment options. They may be different from the unit values for the Retirement Cornerstone® Series.

The unit value for a variable investment option for any valuation period is equal to: (i) the unit value for the preceding valuation period, multiplied by (ii) the net investment factor for that option for that valuation period. A valuation period is each business day together with any preceding non-business days. The net investment factor is:

	a		c
(	b	)

where:

(a)

is the value of the variable investment option’s shares of the corresponding portfolio at the end of the valuation period. Any amounts allocated to, or withdrawn from, the option for the valuation period are not taken into account. For this purpose, we use the share value reported to us by the Trusts (as described in the Prospectus), as applicable.

(b)

is the value of the variable investment option’s shares of the corresponding portfolio at the end of the preceding valuation period. (Any amounts allocated or withdrawn for that valuation period are taken into account.)

(c)

is the daily separate account charge, times the number of calendar days in the valuation period. The daily separate account charge is made up of an operations charge, an administration charge and a distribution charge. These daily charges are at an effective annual rate not to exceed a total of 1.30%.

Custodian

Equitable Financial Life Insurance Company is the custodian for shares of the Trusts owned by Variable Account 70A. Equitable Financial Life Insurance Company’s principal offices are located at 1290 Avenue of the Americas, New York, NY 10104.

Independent Registered Public Accounting Firm

The financial statements of Equitable America Variable Account 70A of Equitable Financial Life Insurance Company of America as of December 31, 2019 are not included because Equitable America Variable Account 70A had not commenced operations as of December 31, 2019. The statutory-basis financial statements of Equitable Financial Life Insurance Company of America as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 included in this SAI have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PricewaterhouseCoopers LLP provides independent audit services and certain other non-audit services to Equitable Financial Life Insurance Company of America as permitted by the applicable SEC independence rules. PricewaterhouseCoopers LLP’s address is 300 Madison Avenue, New York, NY 10017.

Distribution of the Contracts

Under a distribution agreement between Equitable Distributors and the Company and certain of the Company’s separate accounts, including Variable Account 70A, the Company paid Equitable Distributors distribution fees of $39,524,273 in 2019, $41,153,018 in 2018 and $43,855,292 in 2017 as the distributor of certain contracts, including these contracts, and as the principal underwriter of several Company separate accounts, including Variable Account 70A. Of these amounts, for each of these three years, Equitable Distributors retained $7,517,968, $10,115,217 and $10,409,551, respectively.

Equitable Advisors distributes these contracts pursuant to a selling agreement between Equitable Advisors and the Company. For each of the years ended 2019, 2018 and 2017, Equitable Advisors was paid an administrative services fee of $0, $0 and $0, respectively. The Company paid Equitable Advisors as the distributor of these contracts and as the principal underwriter of Equitable America Variable Account 70A, $48,112,312 in 2019, $55,000,947 in 2018 and $49,402,260 in 2017. Of these amounts, for each of these three years, Equitable Advisors retained $17,318,973, $24,055,755 and $19,623,354, respectively.

Financial Statements

The consolidated financial statements of the Company included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the contracts.

2

FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of

Equitable Financial Life Insurance Company of America

Opinion on the Statutory Financial Statements

We have audited the accompanying balance sheets — statutory basis of Equitable Financial Life Insurance Company of America (the “Company”) as of December 31, 2019 and 2018, and the related statements of operations — statutory basis, of changes in capital and surplus — statutory basis, and of cash flows — statutory basis for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “statutory financial statements”). In our opinion, because of the effects of the matters discussed in the following paragraph, the statutory financial statements do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2019 and 2018, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2019.

As discussed in Note 2 to the statutory financial statements, the statutory financial statements are prepared by the Company using the accounting practices prescribed or permitted by the Arizona Department of Insurance, which is a basis of accounting other than accounting principles generally accepted in the United States of America. As discussed in Note 2, the effects on the statutory financial statements of the variances between the statutory basis of accounting described in Note 2 to the statutory financial statements and accounting principles generally accepted in the United States of America are material.

In our opinion, the statutory financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting practices prescribed or permitted by the Arizona Department of Insurance.

Basis for Opinion

These statutory financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s statutory financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these statutory financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statutory financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the statutory financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statutory financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statutory financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York

April 9, 2020

We have served as the Company’s auditor since at least 1998. We have not been able to determine the specific year we began serving as auditor of the Company.

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA

BALANCE SHEETS — STATUTORY BASIS

DECEMBER 31, 2019 AND 2018

	2019	2018
	(in millions)
ADMITTED ASSETS:
Cash and invested assets:
Cash, cash equivalents and short-term investments	$88.1	$48.8
Fixed maturities	1,353.2	1,069.7
Common stocks	58.9	55.0
Mortgage loans	17.0	17.0
Policy loans	88.5	109.9
Derivatives and other invested assets	29.2	19.7

Total invested assets	1,634.9	1,320.1
Investment due and accrued	13.8	11.3
Net deferred tax asset	16.6	14.3
Other assets	91.0	78.3
Separate Accounts assets	2,704.2	2,280.8

Total assets	$4,460.5	$3,704.8

LIABILITIES AND CAPITAL AND SURPLUS:		.
Liabilities:
Policy reserves and deposit type-funds	$1,619.8	$1,311.8
Policy and contract claims	13.9	22.1
Transfer to (from) Separate Accounts due and accrued	(223.4)	(193.1)
Asset valuation reserve	21.1	15.8
Amounts withheld by company as agent	14.7	11.6
Other liabilities	62.7	51.5
Separate Accounts liabilities	2,685.1	2,262.7

Total liabilities	4,193.9	3,482.4

Commitments and contingencies (Note 10)

Capital and surplus:
Common stock, $1.00 per share par value, 5,000,000 shares authorized, 2,500,000 million shares issued and outstanding	2.5	2.5
Paid-in surplus	548.6	463.2
Unassigned surplus (deficit)	(284.5)	(243.3)

Total capital and surplus	266.6	222.4

Total liabilities and capital and surplus	$4,460.5	$3,704.8

See Notes to Financial Statements — Statutory Basis.

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA

STATEMENTS OF OPERATIONS — STATUTORY BASIS

YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

	2019	2018	2017
	(in millions)
PREMIUMS AND OTHER REVENUES:
Premiums and annuity considerations	$633.5	$591.4	$519.4
Net investment income	55.7	49.2	40.2
Commission and expense allowance on reinsurance ceded	18.9	25.1	27.4
Income from fees associated with Separate Accounts	48.9	49.1	49.5
Other income	3.2	1.9	2.5

Total premiums and other revenues	760.2	716.7	639.0

BENEFITS AND EXPENSES:
Policyholder benefits	192.2	127.8	88.8
Increase (decrease) in reserves	296.8	282.2	253.9
Separate Accounts’ modified coinsurance reinsurance	110.2	110.6	110.2
Commissions	119.5	118.0	109.9
Operating expenses	159.0	147.8	150.2
Transfer to or (from) Separate Accounts, net	(3.7)	12.5	(17.3)

Total benefits and expenses	874.0	798.9	695.7

Net gain (loss) from operations before federal income taxes (“FIT”)	(113.8)	(82.2)	(56.7)
FIT expense (benefit) incurred (excluding tax on capital gains)	(19.1)	7.6	(21.3)

Net gain (loss) from operations	(94.7)	(89.8)	(35.4)
Net realized capital gains (losses), net of tax	64.9	1.0	23.2

Net income (loss)	$(29.8)	$(88.8)	$(12.2)

See Notes to Financial Statements — Statutory Basis.

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA

STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS — STATUTORY BASIS

YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

	Common Stock	Paid-in Surplus	Unassigned Surplus (Deficit)	Total Capital and Surplus
	(in millions)
Balances as of January 1, 2017	$2.5	$393.2	$(93.0)	$302.7
Net income (loss)	—	—	(12.2)	(12.2)
Change in net unrealized capital gains (losses), net of tax	—	—	22.0	22.0
Change in asset valuation reserve	—	—	(2.7)	(2.7)
Change in net admitted deferred tax asset excluding tax on unrealized gains	—	—	(6.5)	(6.5)
Changes in surplus as a result of reinsurance	—	—	(21.5)	(21.5)
Other changes to surplus	—	—	5.2	5.2

Balances as of December 31, 2017	$2.5	$393.2	$(108.7)	$287.0

Balances as of January 1, 2018	$2.5	$393.2	$(108.7)	$287.0
Net income (loss)	—	—	(88.8)	(88.8)
Change in net unrealized capital gains (losses), net of tax	—	—	(28.1)	(28.1)
Change in asset valuation reserve	—	—	(0.9)	(0.9)
Change in net admitted deferred tax asset excluding tax on unrealized gains	—	—	4.8	4.8
Changes in surplus as a result of reinsurance	—	—	(19.8)	(19.8)
Other changes to surplus	—	—	(1.8)	(1.8)
Paid in surplus	—	70.0	—	70.0

Balances as of December 31, 2018	$2.5	$463.2	$(243.3)	$222.4

Balances as of January 1, 2019	$2.5	$463.2	$(243.3)	$222.4
Net income (loss)	—	—	(29.8)	(29.8)
Change in net unrealized capital gains (losses), net of tax	—	—	15.7	15.7
Change in asset valuation reserve	—	—	(5.3)	(5.3)
Change in net admitted deferred tax asset excluding tax on unrealized gains	—	—	3.5	3.5
Changes in surplus as a result of reinsurance	—	—	(13.7)	(13.7)
Other changes to surplus	—	—	0.7	0.7
Paid-in surplus	—	85.4	—	85.4
Prior year correction(1)	—	—	(12.3)	(12.3)

Balances as of December 31, 2019	$2.5	$548.6	$(284.5)	$266.6

(1)	Prior year correction is gross of a $3.9 million tax benefit.

See Notes to Financial Statements — Statutory Basis.

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA

STATEMENTS OF CASH FLOWS — STATUTORY BASIS

YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

	2019	2018	2017
	(in millions)
Cash from operations:
Premiums and other considerations	$635.1	$593.9	$516.6
Net investment income	54.2	47.6	37.0
Other income	56.7	56.7	57.2
Policyholder benefits	(201.4)	(119.5)	(80.8)
Net transfer (to) from Separate Accounts	(26.6)	(19.9)	(7.0)
Commissions, expenses, other deductions	(384.5)	(376.6)	(360.2)
Federal income taxes (paid) recovered	0.8	—	7.8

Net cash from (used in) operations	134.3	182.2	170.6

Cash from investing activities:
Proceeds from investments sold, matured or repaid:
Fixed maturities	65.0	284.8	343.8
Common Stocks	1.8	—	—
Derivatives and other miscellaneous proceeds	88.6	44.9	77.2

Total investment proceeds	155.4	329.7	421.0
Cost of investments acquired:
Fixed maturities	(350.1)	(339.1)	(663.1)
Common stocks	—	(2.0)	—
Change in policy loans	21.6	(53.0)	(12.0)
Derivatives and other miscellaneous payments	(2.0)	(9.7)	(40.6)

Total investments acquired	(330.5)	(403.8)	(715.7)

Net cash provided by (used in) investing activities	(175.1)	(74.1)	(294.7)

Cash from (used in) financing activities and miscellaneous sources:
Capital and paid in surplus	70.0	—	—
Amounts withheld or retained by company as agent	3.1	(81.9)	35.7
Other cash provided (applied)	7.0	(15.1)	18.8

Net cash from (used in) financing activities and miscellaneous sources	80.1	(97.0)	54.5

Net change in cash, cash equivalents, and short-term investments	39.3	11.1	(69.6)
Cash, cash equivalents and short-term investments, beginning of year	48.8	37.7	107.3

Cash, cash equivalents and short-term investments, end of year	$88.1	$48.8	$37.7

See Notes to Financial Statements — Statutory Basis.

Equitable Financial Life Insurance Company of America

Notes to Financial Statements — Statutory Basis

1) ORGANIZATION	AND DESCRIPTION OF BUSINESS

Equitable Financial Life Insurance Company of America (herein referred to as either “EFLOA” or the “Company”), formerly MONY Life Insurance Company of America is an Arizona stock life insurance company whose primary business is to provide life insurance, annuity and group employee benefit products to both individuals and businesses. EFLOA is a wholly-owned subsidiary of AXA Equitable Financial Services, LLC (“AEFS”) which is a wholly-owned subsidiary of AXA Equitable Holdings, Inc., and collectively with its consolidated subsidiaries referred to herein as “Equitable Holdings” or “Holdings”. Prior to the initial public offering of shares of Holdings common stock on May 14, 2018, (the “IPO”), Holdings was a wholly-owned subsidiary of AXA S.A. (“AXA”), a French holding company for the AXA Group, a worldwide leader in life, property and casualty and health insurance and asset management. As of December 31, 2019, AXA owns less than 10% of the outstanding common stock of Holdings.

In 2013, the Company entered into a reinsurance agreement (“Reinsurance Agreement”) with Protective Life Insurance Company (“Protective”) to reinsure an in-force book of life insurance and annuity policies written prior to 2004. In addition to the Reinsurance Agreement, the Company entered into a long-term administrative services agreement with Protective whereby Protective will provide all administrative and other services with respect to the reinsured business. For additional information on the Reinsurance Agreements see Note 12.

2) SUMMARY	OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Use of Estimates in Preparation of the Financial Statements

The preparation of financial statements in conformity with SAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. It also requires disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from those estimates.

Some of the significant estimates include those used in determining measurement of an impairment; valuation of investments, including derivatives (in the absence of quoted market values) and the recognition of other than temporary impairments; aggregate reserves; claim liabilities; provision for income taxes and valuation of deferred tax assets; and reserves for contingent liabilities, including reserves for losses in connection with unresolved legal matters, if applicable.

Significant Accounting Policies

The accompanying financial statements of EFLOA have been prepared in conformity with accounting practices prescribed or permitted by the Arizona Department of Insurance (“SAP”).

The Arizona Department of Insurance recognizes only SAP for determining and reporting the financial condition and results of operations of an insurance company in order to determine its solvency under the Arizona State Insurance Laws. The National Association of Insurance Commissioners’ (“NAIC”) Accounting Practices and Procedures manual (“NAIC SAP”) has been adopted as a component of prescribed or permitted practices by the State of Arizona. NAIC SAP is comprised of the Preamble, the Statements of Statutory Accounting Principles (“SSAP”), and Appendices.

Accounting Changes

Accounting changes adopted to conform to the provisions of NAIC SAP are reported as changes in accounting principles. The cumulative effect of changes in accounting principles are reported as an adjustment to unassigned surplus in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods. During 2019, 2018 and 2017, there were no new accounting changes that had a material effect on the Company’s financial statements.

New Accounting Pronouncement

Principal Based Reserving (“PBR”) is a new method of calculating life insurance reserves for term and universal life with secondary guarantees. Adoption of the PBR is optional until January 1, 2020, when it is effective and only applies to new business sold after the Company adopts the methodology. The Company elected to adopt PBR in 2018 for new products issued starting January 1, 2018.

Difference between Generally Accepted Accounting Principles (“GAAP”) and SAP

The differences between statutory surplus and capital stock determined in accordance with SAP and total shareholder’s equity under GAAP are primarily:

(a)	the inclusion in SAP of an Asset Valuation Reserve (“AVR”);

(b)	policy reserves and deposit life funds under SAP differ from GAAP due to differences between actuarial assumptions and reserving methodologies;

(c)	certain policy acquisition costs are expensed under SAP but deferred under GAAP and amortized over future periods;

(d)

under SAP, Federal income taxes are provided on the basis of amounts currently payable and deferred federal income taxes are provided for temporary differences for the expected future tax consequences of events that have been recognized in the Company’s financial statements. Changes in deferred income taxes are charged directly to surplus and have no impact on earnings. Further, deferred tax assets are reflected to the extent the probability of realization is more likely than not and admissibility of deferred tax assets that are considered realizable is limited while under GAAP, current and deferred Federal income taxes are reported in both income and comprehensive income and deferred federal income taxes are provided for temporary differences for the expected future tax consequences of events that have been recognized in the Company’s financial statements. Deferred tax assets are subject to a similar realization assessment under GAAP;

(e)

the valuation of assets under SAP and GAAP differ due to different investment valuation and depreciation methodologies, as well as the deferral under SAP of interest-related realized capital gains and losses on fixed income investments through the Interest Maintenance Reserve (“IMR”) intended to stabilize surplus from fluctuations in the value of the investment portfolio;

(f)

the valuation of the investment in AllianceBernstein L.P. (“AllianceBernstein”) under SAP reflects a portion of the market value change rather than the equity in the underlying net assets as required under GAAP;

(g)	certain assets, primarily prepaid assets, certain deferred taxes and computer software development costs, are not admissible under SAP but are admissible under GAAP;

(h)	the fair valuing of all acquired assets and liabilities including VOBA and intangible assets required for GAAP purchase accounting is not recognized in SAP;

(i)

reserves and reinsurance recoverables on unpaid claims on reinsured business are netted in aggregate reserves and the liability for life policy claims, respectively, under SAP while under GAAP these reinsured amounts are reflected as an asset;

(j)

under SAP, premiums, regardless of policy type, are recognized when due and include the change in the deferred premium asset while under GAAP revenue recognition varies by product type and does not include the change in deferred premiums; and

(k)	derivatives unrealized gains and losses flow through surplus under SAP but through income under GAAP.

The effects of the differences between GAAP and SAP on the accompanying statutory financial statements are material.

Other Accounting Policies

Recognition of Premium and Related Expenses

Premiums, considerations and purchase payments are generally recognized as income when due. Payments on deposit-type contracts are recorded to the policy reserve. Policy acquisition costs incurred in connection with the acquiring of new business, such as commissions, underwriting, agency and policy issuance expenses, are charged to operations as incurred.

Reinsurance Ceded

Policy and contract liabilities ceded to reinsurers under coinsurance agreements have been reported as reductions of the related reserves. Any reinsurance balance amounts deemed to be uncollectible are written off through a charge to earnings. A liability for reinsurance balances is provided for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability for unauthorized reinsurers are credited or charged to surplus. Any increase in surplus net of tax resulting from a new reinsurance agreement is recognized as a direct credit to surplus. Recognition of the surplus increase as income is amortized net of tax as earnings emerge from the business reinsured, with no additional impact to surplus. Losses from new reinsurance treaties are expensed immediately.

Valuation of Investments

Bonds, which consist of long-term bonds, are stated primarily at amortized cost in accordance with the valuation prescribed by the Department and the NAIC. Bonds rated by the NAIC are classified into six categories ranging from highest quality bonds to those in or near default. Bonds rated in the top five categories are generally valued at amortized cost while bonds rated at the lowest category are valued at lower of amortized cost or fair market value. The Company follows both the prospective and retrospective methods for amortizing bond premium and discount. Both methods require the recalculation of the effective yield at each reporting date if there has been a change in the underlying assumptions. For the prospective method, the recalculated yield will equate the carrying amount of the investment to the present value of the anticipated future cash flows. The recalculated yield is then used to accrue income on the investment balance for subsequent accounting periods. There are no accounting changes in the current period unless the undiscounted anticipated cash flow is less than the carrying amount of the investment. For the retrospective method, the recalculated yield is the rate that equates the present value of actual and anticipated future cash flows with the original cost of the investment. The current balance of the investment is increased or decreased to the amount that would have resulted had the revised yield been applied since inception and investment income is correspondingly decreased or increased. For other than temporary impairments, the cost basis of the bond excluding loan-backed and structured securities is written down to fair market value as a new cost basis and the amount of the write down is accounted for as a realized loss.

Mortgage backed and assets backed bonds are amortized using the effective interest method including anticipated prepayments from the date of purchase; significant changes in the estimated cash flows from original purchase assumptions are accounted for using the retrospective method. Mortgage backed and asset backed bonds carrying values are adjusted for impairment deemed to be other than temporary through write-downs recorded as realized capital losses.

Prepayment assumptions for loan-backed bonds and structured securities were obtained from broker-dealer survey values or internal estimates. These assumptions are consistent with the current interest rate and economic environment. The retrospective adjustment method is predominately used to value securities except issues in default.

Publicly traded unaffiliated common stocks are stated at market value; common stocks not publicly traded are stated at fair value. Common stock values are adjusted for impairments in value deemed to be other than temporary through write-downs recorded as realized capital losses.

Preferred stocks are included with fixed maturities. They are stated principally at amortized cost and are adjusted to regulatory mandated values through the establishment of a valuation allowance, and for impairments in value deemed to be other than temporary through write-downs recorded as realized capital losses. The preferred stock investments include real estate investment trusts (“REIT”) nonredeemable and redeemable preferred stock. Preferred stock investments may not have a stated maturity, may not be cumulative and do not provide for mandatory redemption by the issuer.

Short-term investments are stated at cost or amortized cost, which approximates market value.

Cash and cash equivalents includes cash on hand, money market funds, amounts due from banks, highly liquid debt instruments purchased with a maturity of three months or less, and certificates of deposit with a maturity of one year or less.

Mortgage loans on real estate are stated at unpaid principal balances net of unamortized discounts or premiums, fees and valuation allowances. Valuation allowances are established for mortgage loans that are considered impaired by management and recorded based on the difference between collateral value less estimated sales costs and the amortized cost of the mortgage loan. A mortgage loan that is considered other than temporary impairment impaired by management is written down to collateral value less estimated sales costs with the write-down recorded as a realized capital loss. Mortgage loans for which foreclosure is probable are considered other than temporary impairment impaired by management.

Policy loans are stated at unpaid principal balances.

Equity partnership investments are accounted for using the equity method. Changes in the equity value are recorded to unrealized capital gains and losses, unless partnership values are adjusted for impairments in value deemed to be other than temporary through write-downs recorded as realized capital losses. As of December 31, 2019, the Company had no investment in equity partnerships.

Real estate acquired in satisfaction of debt is valued at the lower of unpaid principal balance or estimated fair value at the date of acquisition. Real estate held for investment is reviewed for impairment annually and whenever events or changes in circumstances indicate the carrying value of such assets may not be recoverable. Impaired real estate is written down to fair value with the impairment loss being included in net realized capital losses. Real estate which management has committed to disposing of by sale or abandonment is carried at the lower of estimated fair value less disposition costs or depreciated cost. Real estate held for sale is reviewed quarterly with the shortfall recorded as impairment with a corresponding charge to net realized capital losses. As of December 31, 2019, the Company has no real estate.

Real estate joint ventures are reported principally on the equity method of accounting. The results of real estate joint ventures are adjusted for depreciation, write-downs and valuation allowances. As of December 31, 2019, the Company has no real estate joint ventures.

Depreciation of directly owned real estate and real estate owned by joint ventures is computed using the straight line method, generally ranging from 40 to 50 years. As of December 31, 2019, the Company has no real estate.

All insurance subsidiaries are reported at their respective statutory net equity values. Currently, the only affiliate investment the Company has is AllianceBernstein. The reporting valuation bases for all other subsidiaries (excluding AllianceBernstein L.P. (“AllianceBernstein”)) are reported principally on the equity method of accounting. The Company adopted the market valuation method as the reporting valuation basis for its ownership of AllianceBernstein units in order to conform to the provisions of NAIC SAP. The Company petitioned and received from the Securities Valuation Office (SVO) a valuation of its AllianceBernstein units.

Derivatives are used for asset/liability risk management. If the hedging relationship is effective, the derivative is accounted for in the same manner as the hedged item. If the derivative is not in an effective hedging relationship, the derivative is marked to fair value by recording an unrealized gain or loss (see Note 6 for additional information).

In addition, EFLOA has executed various collateral arrangements with counterparties regarding over-the-counter derivative transactions that require both pledging and accepting collateral either in the form of cash or high-quality securities, such as Treasuries or those issued by government agencies, or, for some counterparties, investment-grade corporate bonds.

Realized Investment Gains (Losses) and Unrealized Capital Gains (Losses)

Realized investment gains (losses) are determined by identification with the specific asset and are presented as a component of net income. The change in unrealized capital gains (losses) is presented as a component of change in surplus.

The AVR and IMR are required under SAP. The AVR for the General Account and Separate Accounts for which EFLOA bears the investment risk is determined by a specified formula and provides for possible future investment losses through charges to capital and surplus. The AVR requires reserves for bonds, preferred stocks, common stocks, mortgage loans on real estate, real estate, and other investments. The IMR captures, for all types of fixed income investments, the realized investment gains and losses which result from changes in the overall level of interest rates. These deferred investment gains or losses are amortized into income over the remaining term to maturity of the investments sold.

Fair Value of Financial Instruments

Included in various investment-related line items in the financial statements are certain financial instruments carried at fair value. Other financial instruments are periodically measured at fair value, such as when impaired, or, for certain bonds and preferred stock when carried at the lower of cost or market.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting guidance established a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices for identical instruments in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar instruments, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.

Level 3	Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity’s own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

The Company determines fair value based upon quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are measured using present value or other valuation techniques. The fair value determinations are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such adjustments do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair values cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

Management is responsible for the determination of the value of investments carried at fair value and the supporting methodologies and assumptions. Under the terms of various service agreements, the Company often utilizes independent valuation service providers to gather, analyze, and interpret market information and derive fair values based upon relevant methodologies and assumptions for individual securities. These independent valuation service providers typically obtain data about market transactions and other key valuation model inputs from multiple sources and, through the use of widely accepted valuation models, provide a single fair value measurement for individual securities for which a fair value has been requested. As further described below with respect to specific asset classes, these inputs include, but are not limited to, market prices for recent trades and transactions in comparable securities, benchmark yields, interest rate yield curves, credit spreads, quoted prices for similar securities, and other market-observable information, as applicable. Specific attributes of the security being valued also are considered, including its term, interest rate, credit rating, industry sector, and when applicable, collateral quality and other security- or issuer-specific information. When insufficient market observable information is available upon which to measure fair value, the Company either will request brokers knowledgeable about these securities to provide a non-binding quote or will employ widely accepted internal valuation models. Fair values received from independent valuation service providers and brokers and those internally modeled or otherwise estimated are assessed for reasonableness. To validate reasonableness, prices also are internally reviewed by those with relevant expertise through comparison with directly observed recent market trades.

Separate Accounts

Separate Accounts’ assets and liabilities represent primarily segregated funds administered and invested by the Company for the benefit of certain contract holders. Approximately 84 percent of these assets consist of securities reported at market value and 16 percent consist of fixed maturity securities carried at amortized cost in a book value Separate Accounts. Premiums, benefits and expenses of the Separate Accounts are included in the Company’s Statements of Operations — Statutory Basis.

Under the Protective Reinsurance Agreement, Separate Accounts products subject to the Agreement are ceded on a modified coinsurance (“MODCO”) basis, with Separate Accounts’ assets and liabilities remaining with EFLOA. The Separate Accounts net gains from operations and fees associated with these Separate Accounts contracts (recorded to “Other income”) and the Net transfers to or (from) Separate Accounts are ceded to Protective, and included in the “Separate Accounts’ modified coinsurance reinsurance” line in the Statements of Operations — Statutory Basis.

Nonadmitted Assets

Certain assets designated as “nonadmitted” (certain deferred taxes, prepaid expenses, furniture and equipment, leasehold improvements, accrued interest on certain investments, intangible asset, and non-operating system software expenses) are excluded from assets and statutory surplus. The Company had $64.8 million and $57.5 million of non admitted assets as of December 31, 2019 and 2018, respectively.

Policy and Contract Claims

Policy and contract claim expenses are reported in the period when the Company determines they are incurred. The claim liability would include an estimate for claims incurred but not reported.

Aggregate Reserves

Aggregate reserves for insurance and annuity policies are generally computed under the Commissioners’ Reserve Valuation Method and Commissioners’ Annuity Reserve Valuation Method, respectively, or otherwise under the net level premium method or comparable method, and are subject to reserve adequacy testing. Reserves for the indexed universal life products introduced in 2018 and later and variable universal life products introduced in 2019 are principle-based reserves (“PBR”) computed in accordance with NAIC VM-20.

Benefit reserves are computed using statutory mortality and interest requirements and are generally determined without consideration of future withdrawals. Interest rates used in establishing such reserves range from 3.5% to 6.0% for life insurance reserves.

Federal Income Taxes

The Company has a tax sharing agreement with Equitable Holdings and is included in a consolidated federal income tax return together with Equitable Holdings and other affiliates. In accordance with the tax sharing agreement, tax expense is based on a separate company computation. Any loss not currently usable is carried forward and credited when usable by the Company on a separate basis. For more information see Note 7.

Revision of Prior Period Financial Statements

During the second quarter of 2018, management identified errors in the calculation of reserves, which included: (i) an error that was primarily the result of modeling errors impacting the statutory valuation system for no lapse guarantee in-force products utilizing the calculations under AG 37 and AG 38; and (ii) an error in the calculation of universal life reserves as the cash surrender value of enhance riders was not included in the cash surrender value yield used to floor the statutory reserves. Management concluded that the errors were not material to the December 31, 2017 and 2016 financial Statements. However, in order to improve the consistency and comparability of the financial statements, management revised the 2017 financial statements to correct for these errors.

The following tables present line items in the Company’s financial statements — statutory basis as of and for the year ended December 31, 2017 that have been affected by the revisions. For these items, the tables detail the amounts as previously reported, the impact upon those line items due to the adjustments, and the amounts as currently revised.

	Year Ended December 31, 2017
	As Reported	Adjustments	As Revised
	(in millions)
Statement of Operations — Statutory Basis
BENEFITS AND EXPENSES:
Increase (decrease) in reserves	255.1	(1.2)	253.9
Total Expenses	696.9	(1.2)	695.7

Net gain (loss) from operations before federal income taxes (“FIT”)	(57.9)	1.2	(56.7)
FIT expense (benefit) incurred (excluding tax on capital gains)	(22.3)	1.0	(21.3)

Net gain (loss) from operations	(35.6)	0.2	(35.4)

Net income (loss)	$(12.4)	$0.2	$(12.2)

Statement of Changes in Capital and Surplus — Statutory Basis
Balance, beginning of year:
Unassigned surplus (deficit)	$(77.1)	$(15.9)	$(93.0)

Total capital and surplus	318.6	(15.9)	302.7
Net income (loss)	(12.4)	0.2	(12.2)

Net change in Capital and Surplus	(15.9)	0.2	(15.7)
Balance, end of year:
Unassigned surplus (deficit)	(93.0)	(15.7)	(108.7)

Total capital and surplus	$302.7	$(15.7)	$287.0

Correction of error

During the fourth quarter of 2019, the Company’s management identified an error in the calculation of universal life NLG reserves. As a result of this error, and in accordance with SSAP #3, the Company reported a correction to decrease opening surplus by $12.3 million within Statement of Changes in Capital and Surplus and included a current and deferred tax benefit of $3.9 million. The Company’s management does not believe this correction to be material to the Company’s results of operations, financial position, or cash flow for any of the Company’s previously filed annual statements. The net gain from operation and surplus in 2018 would have been lower by approximately $2.3 million and $8.4 million, respectively, if such error had not been made. The net gain from operations and surplus in 2017 would have been lower by approximately $2.0 million and $4.1 million, respectively if such error not been made.

Reconciliation of Annual Statement to Audited Financial Statements

During the second quarter of 2018, management identified errors in the calculation of reserves, which included: (i) an error that was primarily the result of modeling errors impacting the statutory valuation system for no lapse guarantee in-force products utilizing the calculations under AG 37 and AG 38; and (ii) an error in the calculation of universal life reserves as the cash surrender value of enhance riders was not included in the cash surrender value yield used to floor the statutory reserves. Management concluded that the errors were not material to the December 31, 2017 financial Statements. However, in order to improve the consistency and comparability of the financial statements, management revised the 2017 financial statements to correct for these errors.

As a result of the aforementioned adjustments, there is a difference between the accompanying audited statutory financial statements and the 2019, 2018 and 2017 Annual Statements filed with the NAIC and the Arizona Department of Insurance. The 2019, 2018 and 2017 annual statements reflect the misstatements in accordance with SSAP#3 as a correction of a prior year error as a direct change to surplus.

Listed below is the reconciliation between the accompanying audited financial statements and the Annual Statement as filed:

2018	Total Assets	Total Liabilities	Capital and Surplus	Total Liabilities Surplus and Other Funds	Net Income
	(in millions)
Annual Statement, as filed	$3,704.8	$3,482.4	$222.4	$3,704.8	$(89.4)
Adjustment for reserves	—	—	—	—	0.6

Audited statutory financial statements as reported herein	$3,704.8	$3,482.4	$222.4	$3,704.8	$(88.8)

2017	Total Assets	Total Liabilities	Capital and Surplus	Total Liabilities Surplus and Other Funds	Net Income
	(in millions)
Annual Statement, as filed	$3,735.1	$3,432.4	$302.7	$3,735.1	$(12.4)
Adjustment for reserves	—	15.7	(15.7)	—	0.2

Audited statutory financial statements as reported herein	$3,735.1	$3,448.1	$287.0	$3,735.1	$(12.2)

3)	INVESTMENTS

Fixed Maturities and Common Stock

The following tables provide additional information relating to fixed maturities and common stock held:

	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in millions)
December 31, 2019
Fixed Maturities:
U.S. Government	$11.2	$0.4	$—	$11.6
States, Territories & Possessions	15.3	0.7	—	16.0
Special Revenue and Special Assess. Obligations	4.0	0.1	—	4.1
Political Subdivisions of States and Territories	6.6	0.1	0.2	6.5
Industrial and Miscellaneous (Unaffiliated)	1,313.8	82.0	1.0	1,394.8
Preferred Stocks	2.3	—	—	2.3

Total Fixed Maturities	$1,353.2	$83.3	$1.2	$1,435.3

	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Adjusted Cost
	(in millions)
Common Stocks:
Unaffiliated	$0.2	$—	$—	$0.2

Total Unaffiliated Common Stocks	$0.2	$—	$—	$0.2

	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in millions)
December 31, 2018
Fixed Maturities:
U.S. Government	$8.5	$0.1	$0.2	$8.4
Special Revenue and Special Assess. Obligations	0.5	0.3	—	0.8
Political Subdivisions of States and Territories	3.6	0.1	—	3.7
Industrial and Miscellaneous (Unaffiliated)	1,052.9	2.2	54.4	1,000.7
Preferred Stocks	4.2	—	0.4	3.8

Total Fixed Maturities	$1,069.7	$2.7	$55.0	$1,017.4

	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Adjusted Cost
	(in millions)
Common Stocks:
Unaffiliated	$2.0	$—	$—	$2.0

Total Unaffiliated Common Stocks	$2.0	$—	$—	$2.0

Proceeds from sales of investments in fixed maturities and common stocks during 2019, 2018 and 2017 were $56.4 million, $264.7 million and $300.4 million, respectively. Gross gains of $0.6 million in 2019, $0.7 million in 2018 and $9.7 million in 2017 and gross losses of $1.3 million in 2019, $8.2 million in 2018 and $6.8 million in 2017, respectively were realized on these sales.

The carrying value and estimated fair value of fixed maturities at December 31, 2019, by contractual maturity are as follows:

	Carrying Value	Estimated Fair Value
	(in millions)
Due in one year or less	$—	$—
Due after one year through five years	173.5	182.9
Due after five years through ten years	748.4	795.5
Due after ten years	428.8	454.4
Mortgage-backed securities	0.2	0.2
Preferred stocks	2.3	2.3

Total Fixed maturities	$1,353.2	$1,435.3

Fixed maturities not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

The Company’s management, with the assistance of its investment advisors, monitors the investment performance of its portfolio and reviews the Company’s securities with unrealized losses for other-than-temporary impairments (“OTTI”). Integral to this review is an assessment made each quarter, on a security-by-security basis, by the Company’s Investments Under Surveillance (“IUS”) Committee, of various indicators of credit deterioration to determine whether the investment security is expected to recover. This assessment includes, but is not limited to, consideration of the duration and severity of the unrealized loss, failure, if any, of the issuer of the security to make scheduled payments, actions taken by rating agencies, adverse conditions specifically related to the security or sector, the financial strength, liquidity, and continued viability of the issuer and, for equity securities only, the intent and ability to hold the investment until recovery, and results in identification of specific securities for which OTTI is recognized.

The following table discloses fixed maturities 21 issues and 235 issues, respectively, that have been in a continuous unrealized loss position for less than a twelve month period or greater than a twelve month period as of December 31, 2019 and 2018, respectively (in millions):

	Less than 12 Months		12 Months or Longer		Total
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
	(in millions)
December 31, 2019
Fixed Maturities:
U.S. Government	$—	$—	$—	$—	$—	$—
Political Subdivisions of States and Territories	3.4	0.2	—	—	3.4	0.2
Industrial and Miscellaneous (Unaffiliated)	40.8	0.8	8.5	0.2	49.3	1.0
Preferred Stocks	—	—	—	—	—	—

Total Fixed Maturities	$44.2	$1.0	$8.5	$0.2	$52.7	$1.2

	Less than 12 Months		12 Months or Longer		Total
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
	(in millions)
December 31, 2018
Fixed Maturities:
U.S. Government	$—	$—	$4.6	$0.2	$4.6	$0.2
Industrial and Miscellaneous (Unaffiliated)	372.8	15.6	470.6	38.8	843.4	54.4
Preferred Stocks	1.9	0.1	1.9	0.3	3.8	0.4

Total Fixed Maturities	$374.7	$15.7	$477.1	$39.3	$851.8	$55.0

All contractual payments remain current and the Company has the ability and intent to retain the investment for a period of time sufficient to allow for an anticipated recovery in value. Other than temporary impairments of fixed maturities amounted to $ 0.0 million and $ 2.1 million in 2019 and 2018, respectively.

The Company’s fixed maturity investments are classified by the NAIC utilizing ratings from 1 to 6. Some securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa3/BBB- or NAIC designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 2019, approximately $5.5 million or 0.4% of the $1,353.2 million of the Company’s fixed maturities was considered to be other than investment grade.

At December 31, 2019 and 2018, the carrying values of investments held for the production of income which were non-income producing, for the twelve months preceding the Statement of Assets date, were $0.0 million and $0.3 million for fixed maturities, respectively.

At December 31, 2019 and 2018, EFLOA, in accordance with various government and state regulations, had $7.4 million and $3.9 million of securities deposited with government or state agencies, respectively.

Subprime Exposure

Subprime residential mortgages are mortgage loans made by banks or mortgage lenders to residential borrowers with lower credit ratings. The criteria used to categorize such subprime borrowers include Fair Isaac Credit Organization (“FICO”) scores, interest rates charged, debt-to-income ratios and loan-to-value ratios. Alt-A residential mortgages are mortgage loans where the risk profile falls between prime and subprime; borrowers typically have clean credit histories but the mortgage loan has an increased risk profile due to higher loan-to-value and debt-to-income ratios and/or inadequate documentation of the borrowers’ income. Residential Mortgage Backed Securities (“RMBS”) are securities whose cash flows are backed by the principal and interest payments from a set of residential mortgage loans.

The Company has no direct or indirect exposure through investments in subprime mortgage loans.

The Company has no underwriting exposure to subprime mortgage risk through Mortgage Guaranty coverage, Financial Guaranty coverage, Directors & Officers liability, Errors and Omissions liability, and any other lines of insurance.

EFLOA does not originate, purchase or warehouse residential mortgages and is not in the mortgage servicing business.

Mortgage Loans

As of December 31, 2019 and 2018, the Company had two commercial mortgage loans with an outstanding balance of $17.0 million, There were no new mortgage loans issued in either year. All payments regarding these loans are current.

Loan-Backed Securities

Prepayment assumptions for loan-backed bonds and structured securities were obtained from broker-dealer survey values or internal estimates. These assumptions are consistent with the current interest rate and economic environment. The retrospective adjustment method is predominately used to value all securities except issues in default. The carrying value and fair value of the Company’s loan-backed securities as of December 31, 2019 was $7.9 million and $8.3 million, respectively. The carrying value and fair value of the Company’s loan-backed securities was $14.5 million and $14.5 million as of December 31, 2018, respectively.

There were no loan-backed securities with a recognized other than temporary impairment as of December 31, 2019.

There were no loan-backed securities with a recognized other than temporary impairment recorded for the year ended December 31, 2019.

All impaired securities (fair value is less than cost or amortized cost) for which an other-than-temporary impairment has not been recognized in earnings as a realized loss (including securities with a recognized other-than-temporary impairment for non-interest related declines when a non-recognized interest related impairment remains) as of December 31, 2019:

	Less than 12 Months	12 Months or Longer
(in millions)
The aggregate amount of unrealized losses	$—	$—
The aggregate related fair value of securities with unrealized losses	$—	$—

Repurchase Agreements, Real Estate and Low Income Housing Tax Credit (“LIHTC”)

The Company did not have any repurchase or reverse repurchase agreements during 2019.

The Company does not have any real estate.

The Company has no low income tax credits (“LIHTC”).

Detail of Assets Pledged as Collateral Not Captured in Other Categories: None

Detail of Other Restricted Assets:

As of December 31, 2019, and 2018 the Company had $7.4 million and $3.9 million, respectively, of assets on deposit with various state insurance departments for the benefit of policyholders. In addition, the Company had a $0.2 million and $2.0 million common stock investment in the Federal Home Loan Bank as of December 31, 2019 and 2018, respectively.

Collateral Received and Reflected as Assets Within the Reporting Entity’s Financial Statements:

As of December 31, 2019, the Company collateral assets carrying value and fair value were $14.7 million or 0.8% of general account assets and $14.7 million or 0.8% of the total net admitted general account assets, respectively. The recognized obligation to return collateral asset of the general account was $14.7 million or 1.0% of total liabilities.

The Company does not have any working capital finance investments.

Offsetting and Netting of Assets and Liabilities

Offsetting of Financial Assets and Liabilities and Derivative Assets and Liabilities

December 31, 2019

Description	Gross Amounts Recognized	Amount Offset	Net Amount Presented in the Balance Sheets
	(in millions)
ASSETS
Total Derivatives	$31.1	$2.9	$28.2

LIABILITIES
Total Derivatives	$2.9	$2.9	$—

Offsetting of Financial Assets and Liabilities and Derivative Assets and Liabilities

December 31, 2018

Description	Gross Amounts Recognized	Amount Offset	Net Amount Presented in the Balance Sheets
	(in millions)
ASSETS
Total Derivatives	$19.6	$0.9	$18.7

LIABILITIES
Total Derivatives	$0.9	$0.9	$—

Structured Notes

The Company had no structured notes as of December 31, 2019 or 2018.

5GI Securities

The Company had no 5GI Securities as of December 31, 2019 or 2018.

Short Sales

The Company had no short sales during the years ended December 31, 2019, 2018 and 2017.

Prepayment Penalty and Acceleration Fees

The Company had Prepayment Penalties or Acceleration fees of $0.1 million in the separate account for the year ended December 31, 2019 and $0.0 million for the years ended December 31, 2018 and 2017, respectively.

Realized Capital Gains (Losses)

The following table summarizes the realized capital gains (losses) for the years ended December 31, 2019, 2018 and 2017:

	Years Ended December 31,
	2019	2018	2017
	(in millions)
Fixed maturities	$(0.6)	$(9.5)	$0.2
Derivative instruments	81.8	5.8	41.8
Amounts transferred to interest maintenance reserve (“IMR”) net of tax	0.8	5.9	(4.2)
Tax (expense) credits	(17.1)	(1.2)	(14.6)

Net Realized Capital Gains (Losses)	$64.9	$1.0	$23.2

4)	JOINT VENTURES, PARTNERSHIPS AND LIMITED LIABILITY COMPANIES

EFLOA had no investments in Joint Ventures, Partnerships and Limited Liability Companies that exceeded 10% of its admitted assets during the years ended December 31, 2019 and 2018. The Company did not recognize any impairment in Joint Ventures, Partnerships and Limited Liability Companies during the years ended December 31, 2019 and 2018.

5)	INVESTMENT INCOME

Due and accrued income was excluded from investment income on the following bases:

•	Mortgage loans — on loans in foreclosure or where collection of interest is uncertain.

•	Securities — as recommended by Holdings’ Investments Under Surveillance Committee.

•	Real Estate — where rent is in arrears more than three months or is deemed uncollectible.

The total amount of due and accrued income excluded was $0.0 million and $0.1 million as of December 31, 2019 and 2018, respectively.

Net Investment Income

The following table summarizes the net investment income for December 31, 2019, 2018 and 2017 (in millions):

	Years Ended December 31,
	2019	2018	2017
	(in millions)
Fixed maturities	$46.4	$39.8	$34.2
Affiliated dividends	6.7	8.2	6.2
Mortgage loans	0.6	0.6	0.6
Policy loans	2.9	2.2	1.5
Cash and short-term instruments	1.8	1.3	0.5
Investment expense and other	(2.7)	(3.7)	(3.5)
Amortization of IMR	—	0.8	0.7

Net investment income	$55.7	$49.2	$40.2

6)	DERIVATIVE INSTRUMENTS

The Company uses equity-indexed options and futures to hedge its exposure to equity-linked crediting rates on life products. As of December 31, 2019, the market value of the net option positions was $15.1 million and the futures cash margin position was $13.1 million. As of December 31, 2018, the market value of the net option positions was $12.4 million and futures cash margin position was $6.3 million. These positions generated realized gains of $81.8 million in 2019 and $5.8 million in 2018 and and $41.8 million in 2017, and generated unrealized gains of $14.1 million in 2019 and unrealized losses of $40.0 million in 2018 and unrealized gains of $20.5 million in 2017, respectively.

None of the derivatives used in these programs were designated as qualifying hedges under the guidance for derivatives and hedging. All derivatives are valued at fair value.

The Company does not hedge variable annuities under SSAP No. 108.

The table below summarizes the market value of the Company’s financial instruments.

	Assets		Liabilities
	2019	2018	2019	2018
	(in millions)
Equity options	18.0	13.3	2.9	0.9

Total	$18.0	$13.3	$2.9	$0.9

At December 31, 2019 and 2018, the notional amounts were $431.1 million and $254.6 million, respectively.

7)	INCOME TAXES

Components of deferred tax assets (DTAs) and deferred tax liabilities (DTLs):

DTA/DTL Components

	December 31, 2019			December 31, 2018			Change
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
	(in millions)
Gross deferred tax assets	$83.3	$2.6	$85.9	$72.8	$2.1	$74.9	$10.5	$0.5	$11.0
Statutory valuation allowance adjustment	—	—	—	—	—	—	—	—	—

Adjusted gross deferred tax assets	83.3	2.6	85.9	72.8	2.1	74.9	10.5	0.5	11.0
Deferred tax assets nonadmitted	56.6	2.6	59.2	49.5	2.1	51.6	7.1	0.5	7.6

Subtotal net admitted deferred tax asset	26.7	—	26.7	23.3	—	23.3	3.4	—	3.4
Deferred tax liabilities	3.2	6.9	10.1	3.9	5.1	9.0	(0.7)	1.8	1.1

Net admitted deferred tax assets/(net deferred tax liability)	$23.5	$(6.9)	$16.6	$19.4	$(5.1)	$14.3	$4.1	$(1.8)	$2.3

Admission Calculation Components

	December 31, 2019			December 31, 2018			Change
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
	(in millions)
Federal income taxes paid in prior years recoverable through loss carrybacks	$—	$—	$—	$—	$—	$—	$—	$—	$—
Adjusted gross deferred tax assets expected to be realized (excluding the amount of deferred tax assets after application of the threshold limitation:	16.6	—	16.6	14.3	—	$14.3	2.3	—	2.3
Adjusted gross deferred tax assets expected to be realized following the balance sheet date	16.6	—	16.6	14.3	—	$14.3	2.3	—	2.3
Adjusted gross deferred tax assets allowed per limitation threshold	XXX	XXX	37.5	XXX	XXX	31.1	XXX	XXX	6.4
Adjusted gross deferred tax assets (excluding the amount of deferred tax assets offset by gross deferred tax liabilities	10.1	—	10.1	9.0	—	9.0	1.1	—	1.1
Deferred tax assets admitted as the result of application of SSAP 101	$26.7	$—	$26.7	$23.3	$—	$23.3	$3.4	$—	$3.4

	December 31,
	2019	2018
Ratio percentage used to determine recovery period and threshold limitation amount	748.111%	680.260%

	(in millions)
Amount of adjusted capital and surplus used to determine recovery period and threshold limitation above	$271.1	$223.9

Impact of tax planning strategies on adjusted gross DTAs and net admitted DTAs

(a)	Determination of adjusted gross deferred tax assets and net admitted deferred tax assets, by tax character as a percentage (in millions).

	December 31, 2019
	Ordinary	Capital
Adjusted gross DTAs amount from Note 9A1(c)	$83.3	$2.6
Percentage of adjusted gross DTAs by tax character attributable to the impact of tax planning strategies	—%	—%
Net Admitted Adjusted Gross DTAs amount from Note 9A1(e)	$26.7	$—
Percentage of net admitted adjusted gross DTAs by tax character admitted because of the impact of tax planning strategies	—%	—%

(b)	The Company’s tax planning strategies does not include the use of reinsurance.

There are no temporary differences for which a DTL has not been established.

Significant components of income taxes incurred as summarized in the table below:

	Years Ended December 31,
	2019	2018	2017
	(in millions)
Federal	$(19.1)	$7.6	$(21.3)
Foreign	—	—	—

Subtotal	(19.1)	7.6	(21.3)
Federal income tax on net capital gains	17.1	1.2	14.6
Utilization of capital loss carry-forwards	—	—	—
Other	3.0	(8.4)	8.4

Federal and Foreign income taxes incurred	$1.0	$0.4	$1.7

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows (in millions):

	December 31, 2019			December 31, 2018			Change
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
	(in millions)
DTAs:
Policyholder reserves	$21.8	$—	$21.8	$7.8	$—	$7.8	$14.0	$—	$14.0
Investments	—	0.3	0.3		0.5	0.5	—	(0.2)	(0.2)
Deferred acquisition costs	47.5	—	47.5	39.7	—	39.7	7.8	—	7.8
Nonadmitted	1.2	—	1.2	1.1	—	1.1	0.1	—	0.1
Net loss carry-forward	11.3	2.3	13.6	21.9	1.6	23.5	(10.6)	0.7	(9.9)
Tax credit carry-forward	0.9	—	0.9	1.8	—	1.8	(0.9)	—	(0.9)
Other (including items <5% of total ordinary tax assets)	0.6	—	0.6	0.5	—	0.5	0.1	—	0.1

Total gross DTAs	83.3	2.6	85.9	72.8	2.1	74.9	10.5	0.5	11.0
Nonadmitted DTAs	56.6	2.6	59.2	49.5	2.1	51.6	7.1	0.5	7.6

Admitted DTAs	26.7	—	26.7	23.3	—	23.3	3.4	—	3.4

DTLs:
Investments	—	(6.9)	(6.9)	—	(5.1)	(5.1)	—	(1.8)	(1.8)
Deferred and uncollected premium	—	—	—	(0.4)	—	(0.4)	0.4	—	0.4
Policyholder reserves	(3.2)	—	(3.2)	(3.4)	—	(3.4)	0.2	—	0.2
Other (including items <5% of total ordinary tax assets)	—	—	—	(0.1)	—	(0.1)	0.1	—	0.1

Total DTLs	(3.2)	(6.9)	(10.1)	(3.9)	(5.1)	(9.0)	0.7	(1.8)	(1.1)

Net admitted (DTL)/DTA	$23.5	$(6.9)	$16.6	$19.4	$(5.1)	$14.3	$4.1	$(1.8)	$2.3

The change in net deferred income taxes is comprised of the following (in millions):

	December 31,
	2019	2018	Change
	(in millions)
Total deferred tax assets	$85.9	$74.9	$11.0
Total deferred tax liabilities	(10.1)	(9.0)	(1.1)

Net deferred tax assets/liabilities	75.8	65.9	9.9
Statutory valuation allowance adjustment	—	—	—

Net deferred tax assets/liabilities after SVA	$75.8	$65.9	9.9

Tax effect of unrealized gains/(losses)			1.2
Incurred tax items in surplus			—

Change in net deferred income tax			$11.1

The Tax Cuts and Jobs Act of 2017 enacted on December 22, 2017 reduces the U.S. federal corporate tax rate from 35% to 21% beginning on January 1, 2018. Due to the enactment of this law, the Company recorded a $9.0 million decrease in the net admitted DTA for the tax year 2017.

Reconciliation of total statutory income taxes reported to tax at the statutory tax rate:

The provision for federal and foreign income taxes incurred is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes including realized capital gains/losses.

Description	Amount	21% Tax Effect	Effective Tax Rate
	(in millions)
Income before taxes (including all realized capital gains / (losses))	$(32.5)	$(6.8)	21.00%
Dividends-received deduction	(4.0)	(0.8)	2.57%
Interest maintenance reserve	—	—	—%
IRS audit adjustment	0.5	—	(0.31)%
Deferred gain on reinsurance	(13.7)	(2.9)	8.85%
Incurred tax items in surplus	2.3	0.5	(1.42)%
Other, provision to return	(0.4)	(0.1)	0.24%

Total	$(47.8)	$(10.1)	30.93%

Federal income tax incurred		$1.0	(3.22)%
Change in net deferred income tax		(11.1)	34.15%

Total statutory income taxes		(10.1)	30.93%

Carry-forwards, Recoverable taxes and IRS Section 6603 Deposits

As of December 31, 2019 the Company has net operating loss carry-forward of $53.6 million, capital loss carryforward of $11.1 million and an AMT credit carryforward of $0.9 million.

There were no income taxes, ordinary and capital, available for recoupment in the event of future losses.

There are no deposits admitted under Section 6603 of the Internal Revenue Code.

The Company is included in a consolidated federal income tax return together with its ultimate domestic parent, Equitable Holdings and the following subsidiaries and affiliates.

AXA Equitable Life Insurance Company	Trusted Insurance Advisors General Agency Corp.
AXA Equitable Life and Annuity Company	Financial Marketing Agency, Inc.
AXA Distribution Holding Corp.	AXA Technology Services America, Inc.
AllianceBernstein Corp.	AXA Corporate Solutions Life Reinsurance Company
Equitable Structured Settlement Corp.	EQ AZ Life Re Company
Equitable Casualty Insurance Co.	CS Life RE Company
JMR Realty Services, Inc.	U.S. Financial Life Insurance Company
1740 Advisers, Inc.	AXA IM Holdings US, Inc.
MONY Financial Services, Inc.	Alpha Unit Holdings, Inc.
Trusted Investment Advisors Corp.

Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or receivable as a result of taxable operations for the current year.

In accordance with the tax sharing agreement between Holdings and the Company, tax expense is based on separate company computations. Any loss not currently usable is carried forward and credited when usable by the Company on a separate basis.

At December 31, 2019 and 2018, the total amount of unrecognized tax benefits were $4.7 million and $4.6 million, respectively, all of which would affect the effective tax rate.

EFLOA recognizes accrued interest and penalties related to unrecognized tax benefits in tax (expense) benefit. Interest and penalties included in the amounts of unrecognized tax benefits at December 31, 2019, 2018 and 2017 were $0.5 million, $0.4 million and $0.3 million, respectively. Tax expense for 2019 reflected an expense of $0.1 million in interest expense related to unrecognized tax benefits.

A reconciliation of unrecognized tax benefits (excluding interest and penalties) follows:

	Years Ended December 31,
	2019	2018	2017
	(in millions)
Balance at January 1	$4.2	$4.0	$4.0
Additions for tax positions of prior years	—	0.2	—
Reduction for tax positions of prior years	—	—	—
Settlements with tax authorities	—	—	—

Balance at December 31	$4.2	$4.2	$4.0

It is reasonably possible that the total amounts of unrecognized tax benefits will change within the next 12 months. The possible change in the amount of unrecognized tax benefits cannot be estimated at this time.

The IRS is currently auditing the tax years 2010-2013.

Repatriation Transition Tax (RTT) — RTT Owed under the TCJA- None

Alternative Minimum Tax (AMT) Credit

		As of December 31, 2019 (in millions)
Was the AMT Credit recognized as a current year recoverable or Deferred Tax Asset (DTA)?
Gross AMT Credit Recognized as:
1a	Current year recoverable	$0.9
1b	Deferred tax asset (DTA)	0.9
2	Beginning Balance of AMT Credit Carryforward	1.8
3	Amounts Recovered	0.9
4	Adjustments	—
5	Ending Balance of AMT Credit Carryforward (5=2-3-4)	0.9
6	Reduction for Sequestration	—
7	Nonadmltted by Reporting Entity	0.9
8	Reporting Entity Ending Balance (8=5-6-7)	$—

8)	INFORMATION CONCERNING PARENT, SUBSIDIARIES AND AFFILIATES

EFLOA does not have any guarantees for the benefit of an affiliate or related party.

As of December 31, 2019, with the permission of the Arizona Department of Insurance, the Company accrued a $85.0 million capital contribution from it’s parent AEFS. This amount was settled on February 27, 2020.

On February 7, 2019, the Arizona Department of Insurance granted the Company permission to accrue a $70.0 million capital contribution from its parent AEFS as of December 31, 2018. This amount was settled on February 20, 2019.

On April 11, 2018, the reinsurance agreement with the AXA RE Arizona Company (“AXA RE”) was novated to EQ AZ Life Re Company (“EQAZ”), a captive insurance company, organized under the laws of Arizona, a subsidiary of AEFS. EQAZ obtained new letters of credit, guaranteed by Holdings, to support the treaties and the letters of credit of AXA RE were canceled. The letter of credit amount as of December 31, 2019 and 2018 was $45.0 million. Premiums earned from the above mentioned affiliated reinsurance transactions during 2019, 2018 and 2017, were $5.2 million, $4.4 million and $3.4 million, respectively. There were no claims ceded for any of the years. For additional information see Note 12.

EFLOA reported amounts due from affiliates of $88.3 million and $74.3 million at December 31, 2019 and 2018, respectively. The Company reported amounts payable to affiliates of $7.9 million and $3.8 million at December 31, 2019 and 2018, respectively. The receivable and payable amounts are primarily related to capital contributions, expense allocations, reinsurance settlements and commissions payable.

EFLOA reimburses AXA Equitable Life Insurance Company (“AXA Equitable”) for its use of personnel, property and facilities in carrying out certain of its operations. The associated costs related to the service agreements are allocated to EFLOA based on methods that management believes are reasonable, including a review of the nature of such costs and time studies analyzing the amount of employee compensation costs incurred by EFLOA. Expenses paid related to these agreements, which are reported as operating expenses, were $130.5 million, $156.3 million and $110.5 million in 2019, 2018 and 2017, respectively.

AllianceBernstein provides investment advisory and management services to EFLOA on a fee basis which amounted to $1.8 million, $1.8 million and $1.8 million in 2019, 2018 and 2017, respectively. EFLOA incurred distribution fee charges from AXA Network, LLC of $103.7 million, $113.2 million and $109.1 million in 2019, 2018 and 2017, respectively, and from AXA Distributors, LLC of $52.0 million, $47.5 million and $43.1 million in 2019, 2018 and 2017, respectively, for distributing EFLOA’s products.

Investment SCA

The Company’s carrying value of its investment in AllianceBernstein was $58.7 million and $53.0 million as of December 31, 2019 and 2018, respectively. The AllianceBernstein security was updated with the NAIC on December 19, 2019. It has been valued under Part 5, Section 2(c)(i) A1 of the NAIC valuation procedures relating to the valuation of common stocks of subsidiary, controlled or affiliated companies.

9)	CAPITAL AND SURPLUS AND SHAREHOLDERS DIVIDEND RESTRICTIONS

EFLOA has 5,000,000 shares of common stock authorized, 2,500,000 shares issued, and 2,500,000 outstanding. All outstanding shares are held by AEFS.

On February 7, 2020, the Arizona Department of Insurance granted the Company permission to accrue a $85.0 million capital contribution from AEFS. This amount was settled on February 27, 2020. On February 7, 2019, the Arizona Department of Insurance granted the Company permission to accrue a $70.0 million capital contribution from its parent AEFS as of December 31, 2018. This amount was settled on February 20, 2019.

Under Arizona Insurance Law, a domestic life insurer may without prior approval of the Superintendent, pay a dividend to its shareholders not exceeding an amount calculated based on a statutory formula. Based on this formula, the Company would not be permitted to pay ordinary shareholder dividends during 2020. Any payment of a dividend would require the Company to file notice of its intent to declare such dividends with the Superintendent who then has 30 days to disapprove the distribution.

The Company did not pay any dividends in 2019, 2018 and 2017.

The Company had no special surplus funds as of December 31, 2019 and 2018.

The portion of unassigned surplus represented or (reduced) by cumulative unrealized gains and (losses) was $(15.4) million, $(21.1) million and $(25.5) million as of December 31, 2019, 2018 and 2017, respectively.

10)	COMMITMENTS AND CONTINGENCIES

Litigation

A number of lawsuits, claims, assessments and regulatory inquiries have been filed or commenced against life insurers in the jurisdictions in which EFLOA does business. These actions and proceedings involve, among other things, insurers’ sales practices, alleged agent misconduct, alleged failure to properly supervise agents, contract administration, product design, features and accompanying disclosure, cost of insurance increases, payments of death benefits and the reporting and escheatment of unclaimed property, alleged breach of fiduciary duties, alleged mismanagement of client funds and other matters. Some of the matters have resulted in the award of substantial fines and judgments against other insurers, including punitive damages, or in substantial settlements. Courts, juries and regulators often have substantial discretion in awarding damage awards and fines, including punitive damages. EFLOA, from time to time, is involved in such actions and proceedings. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on EFLOA’s financial position or results of operations. However, it should be noted that the frequency of large damage awards, including large punitive damage awards and regulatory fines that bear little or no relation to actual economic damages incurred, continues to create the potential for an unpredictable judgment in any given matter.

Contingent Commitments

Joint Ventures, Partnerships and Limited Liability Company contingent liabilities

To facilitate certain investment related transactions, the Company has provided, from time to time, certain guarantees or commitments to affiliates or investors. These arrangements include commitments for the Company, under certain conditions, to provide equity financing to certain limited partnerships. As of December 31, 2019, there were no commitments outstanding.

Other Contingent Commitments

The Company has no outstanding commitments under existing mortgage loan or mortgage loan commitment agreements at December 31, 2019.

Assessments

(1)

As of December 31, 2019 and 2018, the Company had a $0.7 million and $0.7 million liability for the estimated portion of future assessments related to insolvent insurers, primarily Executive Life Ins. Co. and Lincoln Memorial

Life Insurance Company. These assessments are expected to be paid over an extended period. The Company also held a $0.5 million asset for premium tax offsets that are expected to be realized with respect to these assessments as of December 31, 2019 and 2018, and an additional $0.1 million asset for premium tax offsets for assessments already paid as of December 31, 2019 and 2018. The Company has received no notification in 2019, 2018 or 2017 of any other new insolvencies that are material to the Company’s financial position.

(2)	Guaranty Fund Liabilities and Assets Related to Assessments from Insolvencies for Long-Term Care Contracts

The Company had no significant guarantee fund liability as of December 31, 2019 and 2018.

Number of jurisdictions, ranges of years used to discount and weighted average number of years of the discounting time period for payables and recoverables by insolvency:

	Payables			Recoverables
Name of the Insolvency	Number of Jurisdictions	Range of Years	Weighted Average Number of Years	Number of Jurisdictions	Range of Years	Weighted Average Number of Years
Penn Treaty Network America Insurance Company	45	1-68	11	45	1-68	11
American Network Insurance Company	44	1-68	14	44	1-68	14

11)	FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

Fair Value Measurement at Reporting Date

The following tables provide information as of December 31, 2019 and 2018 about EFLOA’s financial assets measured at fair value:

	As of December 31, 2019
	Level 1	Level 2	Level 3	Net Asset Value (NAV)	Total
	(in millions)
Assets at Fair Value:
Bonds:
Commercial Mortgage-Backed Securities	$—	$—	$—	$—	$—

Total Bonds	—	—	—	—	—

Common Stocks:
Industrial and Miscellaneous	—	—	0.2	—	0.2

Total Common Stocks	—	—	0.2	—	0.2

Derivative Assets:
Options	—	15.1	—	—	15.1

Total Derivatives	—	15.1	—	—	15.1

Separate Accounts Assets(1)	2,248.9	14.3	—	—	2,263.2

Total Assets at Fair Value	$2,248.9	$29.4	$0.2	$—	$2,278.5

Liabilities at Fair Value:
Derivative Liabilities	$—	$—	$—	$—	$—

Total Liabilities at Fair Value	$—	$—	$—	$—	$—

(1)	Only Cash and Invested Assets.

	As of December 31, 2018
	Level 1	Level 2	Level 3	Net Asset Value (NAV)	Total
	(in millions)
Assets at Fair Value :
Bonds:
Commercial Mortgage-Backed Securities	$—	$—	$—	$—	$—

Total Bonds	—	—	—	—	—

Common Stocks:
Industrial and Miscellaneous	—	—	2.0	—	2.0
Total Common Stocks	—	—	2.0	—	2.0

Derivative Assets:
Options	—	12.4	—	—	12.4

Total Derivatives	—	12.4	—	—	12.4
Separate Accounts Assets(1)	1,835.6	14.4	—	—	1,850.0

Total Assets at Fair Value	$1,835.6	$26.8	$2.0	$—	$1,864.4

Liabilities at Fair Value:
Derivative Liabilities	—	—	—	—	—

Total Liabilities at Fair Value	$—	$—	$—	$—	$—

(1)	Only Cash and Invested Assets. For the year 2018, there was reclassification between NAV and Level 1.

Fair Value Measurements in Level 3 of the Fair Value Hierarchy

The following tables summarizes the changes in assets classified in Level 3 during the years ended December 31, 2019, 2018 and 2017:

	Beginning Balance at January 1, 2019	Total Gains (Losses) Included in Net Income	Total Gains (Losses) Included in Surplus	Purchases	Sales	Total Ending Balance at December 31, 2019
	(in millions)
Common stock — Industrial and Miscellaneous	2.0	—	—		(1.8)	0.2

Total	$2.0	$—	$—	$—	$(1.8)	$0.2

During 2019 there were no transfers between levels 1, 2 or 3.
	Beginning Balance at January 1, 2018	Total Gains (Losses) Included in Net Income	Total Gains (Losses) Included in Surplus	Purchases	Sales	Total Ending Balance at December 31, 2018
	(in millions)
Commercial Mortgage-Backed Securities	$—	$—	$—	$2.0	$—	$2.0

Total	$—	$—	$—	$2.0	$—	$2.0

During 2018 there were no transfers between levels 1, 2 or 3.

	Beginning Balance at January 1, 2017	Total Gains (Losses) Included in Net Income	Total Gains (Losses) Included in Surplus	Purchases	Sales	Total Ending Balance at December 31, 2017
	(in millions)
Commercial Mortgage-Backed Securities	$1.6	$—	$5.0	$—	$(6.6)	$—

Total	$1.6	$—	$5.0	$—	$(6.6)	$—

During 2017 there were no transfers between levels 1, 2 or 3.

The following tables discloses carrying value and estimated fair value (defined within the fair value hierarchy) as of December 31, 2019 and 2018 for financial instruments:

	As of December 31, 2019
Type of Financial Instrument	Aggregate Fair Value	Admitted Assets	Level 1	Level 2	Level 3	Net Asset Value (NAV)	Not Practicable (Carrying Value)
	(in millions)
Bonds	$1,433.1	$1,350.9	$—	$1,423.5	$9.6	$—	$—
Preferred Stock	$2.3	$2.3	$2.3	$—	$—	$—	$—
Common Stock(1)	$78.5	$58.9	$—	$—	$78.5	$—	$—
Mortgage Loans on Real Estate	$17.6	$17.0	$—	$—	$17.6	$—	$—
Policy Loans	$89.1	$88.5	$—	$—	$89.1	$—	$—
Derivatives	$28.2	$28.2	$13.1	$15.1	$—	$—	$—
Separate Accounts(2)	$2,718.4	$2,699.3	$2,276.5	$441.9	$—	$—	$—
Policyholders liabilities: Investment contracts	$3.7	$3.7	$—	$—	$3.7	$—	$—

(1)

The difference between the admitted value and aggregate fair entirely represents affiliated holdings of AllianceBernstein units, which for statutory admitted carrying value is discounted by 25% as of December 31, 2019. The discount is based on SSAP #97 sliding scale and approved by the SVO.

(2)	Only Cash and Invested Assets.

	As of December 31, 2018
Type of Financial Instrument	Aggregate Fair Value	Admitted Assets	Level 1	Level 2	Level 3	Net Asset Value (NAV)	Not Practicable (Carrying Value)
	(in millions)
Bonds	$1,013.6	$1,065.5	$—	$1,002.6	$11.0	$—	$—
Preferred Stock	$3.8	$4.2	$3.8	$—	$—	$—	$—
Common Stock(1)	$72.7	$55.0	$—	$—	$72.7	$—	$—
Mortgage Loans on Real Estate	$16.2	$17.0	$—	$—	$16.2	$—	$—
Policy Loans	$121.9	$109.9	$—	$—	$121.9	$—	$—
Derivatives	$12.4	$18.7	$—	$12.4	$—	$—	$—
Separate Accounts(2)	$2,271.3	$2,276.6	$1,840.5	$430.8	$—	$—	$—
Policyholders liabilities: Investment contracts	$4.9	$4.9	$—	$—	$4.9	$—	$—

(1)

The difference between the admitted value and aggregate fair entirely represents affiliated holdings of AllianceBernstein units, which for statutory admitted carrying value is discounted by 25% as of December 31, 2018. The discount is based on SSAP #97 sliding scale and approved by the SVO.

(2)	Only Cash and Invested Assets. For the year 2018, there was reclassification between NAV and Level 1.

12)	REINSURANCE AGREEMENTS

In 2013, the Company entered into the Reinsurance Agreement with Protective to reinsure an in-force book of life insurance and annuity policies written prior to 2004. In addition to the Reinsurance Agreement, the Company entered into a long-term administrative services agreement with Protective whereby Protective will provide all administrative and other services with respect to the reinsured business.

For business not reinsured with Protective, the Company generally reinsures its variable life and interest-sensitive life insurance policies on an excess of retention basis. In 2018, the Company generally retained up to a maximum of $4 million of mortality risk on single-life policies and up to a maximum of $6 million of mortality risk on second-to-die policies. For amounts applied for in excess of those limits, reinsurance is ceded to AXA Equitable up to a combined maximum of $20 million of risk on single-life policies and up to a maximum of $25 million on second-to-die policies. For amounts issued in excess of those limits we typically obtain reinsurance from unaffiliated third parties. The reinsurance arrangements obligate the reinsurer to pay a portion of any death claim in excess of the amount we retain in exchange for an agreed-upon premium. The assumed reinsurance business with AXA Global Re is not a part of the Protective Reinsurance Agreement. Beginning in 2016 the group short and long-term disability is being reinsured with Group Reinsurance Plus (GRP) via a quota share arrangement.

During the second quarter of 2018, the contracts assumed by AXA RE were novated to EQAZ, a newly formed affiliated captive insurance company organized under the laws of Arizona, a subsidiary of AEFS. Shortly after the novation of business to EQAZ, AXA RE was merged with and into AXA Equitable.

The no lapse guarantee riders on the variable life product with issue dates from September 2006 through December 2008 are being reinsured on a 90% first dollar quota share basis through EQAZ. Beginning in 2009, lapse guarantee riders were no longer offered on the product.

EFLOA has a quota share arrangement with an AXA affiliate AXA Global Re (formerly AXA Cessions), assuming a percentage of excess Life/Disability/A&H business. Premiums and benefits assumed under this treaty were $1.2 million and $0.4 million, respectively, for the year ended December 31, 2019, $2.4 million and $2.1 million, respectively, for the year ended December 31, 2018 and $2.4 million and $1.8 million, respectively, for the year ended December 31, 2017. The contract is now closed to new business.

The following table summarizes the effect of reinsurance:

	2019	2018		2017
	(in millions)
Direct premiums	$759.0		$719.1	$655.0
Considerations for supplementary contracts	5.6		4.4	4.0
Reinsurance assumed	1.2		2.4	2.4
Reinsurance ceded to Protective	(70.0)		(76.1)	(92.0)
Reinsurance ceded — Other	(62.3)		(58.4)	(50.0)

Premiums and annuity considerations	$633.5		$591.4	$519.4

Reduction in insurance — Protective

Reserves, at December 31(1)	$1,247.0	*$	1,314.0	$1,383.0

Reduction in insurance — Other

Reserves, at December 31	$267.6		$282.1	$289.0

(1)	At December 31, 2019 there was $1,131.0 million of assets held in trust at Northern Trust supporting this reinsurance credit.

13)	RESERVES FOR LIFE CONTRACTS AND DEPOSIT TYPE CONTRACTS

EFLOA waives deduction of deferred fractional premiums upon death of the insured but does not return any portion of the final premium paid beyond the month of death. Surrender values are not promised in excess of the legally computed reserves.

Substandard policies are valued from basic actuarial principles using the policy’s substandard rating.

At December 31, 2019, the Company had $718.9 million of insurance in-force for which the gross premiums are less than the net premiums according to the standard valuation set by the Arizona Department of Insurance. Reserves to cover the above insurance totaled $7.1 million at December 31, 2019.

14)	VARIABLE ANNUITY CONTRACTS — GUARANTEED MINIMUM DEATH BENEFIT (“GMDB”) AND GUARANTEED MINIMUM INCOME BENEFIT (“GMIB”)

Insurance reserves for all products meet the aggregate statutory requirements under Arizona Insurance Law and recognize the specific risks related to each product. EFLOA issued certain variable annuity contracts with GMDB and GMIB features that guarantee either:

a)	Return of Premium: the benefit is the greater of current account value or premium paid (adjusted for withdrawals);

b)

Ratchet: the benefit is the greatest of current account value, premiums paid (adjusted for withdrawals), or the highest account value on any anniversary up to contractually specified ages (adjusted for withdrawals);

c)	Roll-Up: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals) accumulated at contractually specified interest rates up to specified ages; or

d)	Combo: the benefit is the greater of the ratchet benefit or the roll-up benefit.

As a result of the Reinsurance Agreement with Protective, EFLOA reinsured 100% of the insurance risk and benefits associated with the GMIB reinsurance contracts to Protective.

15)	ANALYSIS OF ACTUARIAL RESERVES AND DEPOSIT TYPE CONTRACT BY WITHDRAWAL CHARACTERISTICS

Withdrawal Characteristics of Annuity Actuarial Reserves and Deposit- Type Contract Funds and other Liabilities Without Life or Disability Contingencies :

December 31, 2019:	General Account	Separate Accounts with Guarantees	Separate Accounts Non- guaranteed(1)	Total	% of Total
	(in millions)
A. INDIVIDUAL ANNUITIES:
1. Subject to discretionary withdrawal:
(a) With fair value adjustment	$175.0	$—	$—	$175.0	16.3%
(b) At book value less current surrender charge of 5% or more	2.4	—	—	2.4	0.2%
(c) At fair value	—	—	578.5	578.5	53.9%

(d) Total with adjustment or at fair value (Total of 1 through 3)	177.4	—	578.5	755.9	70.4%

(e) At book value without adjustment (minimal or no charge or adjustment)	246.9	—	—	246.9	23.0%
2. Not subject to discretionary withdrawal	70.2	—	—	70.2	6.6%

3. Total (Gross: Direct + Assumed)	494.5	—	578.5	1,073.0	100.0%

4. Reinsurance ceded	494.5	—	—	494.5

5. Total (net) (C) — (D)	$—	$—	$578.5	$578.5

6. Amount included in A(1)b above that will move to A(1)e in the year after the statement date:	$—	$—	$—	$—

	General Account	Separate Accounts with Guarantees	Separate Accounts Non- guaranteed	Total	% of Total
	(in millions)
B. GROUP ANNUITIES:
1. Subject to discretionary withdrawal:
(a) With fair value adjustment	$—	$—	$—	$—	—%
(b) At book value less current surrender charge of 5% or more	—	—	—	—	—%
(c) At fair value	—	—	—	—	—%

(d) Total with adjustment or at fair value (Total of 1 through 3)	—	—	—	—	—%

(e) At book value without adjustment (minimal or no charge or adjustment)	1.4	—	—	1.4	52.1%
2. Not subject to discretionary withdrawal	1.3	—	—	1.3	47.9%

3. Total (Gross: Direct + Assumed)	2.7	—	—	2.7	100.0%

4. Reinsurance ceded	2.7	—	—	2.7

5. Total (net) (C) — (D)	$—	$—	$—	$—

6. Amount included in A(1)b above that will move to A(1)e in the year after the statement date:	$—	$—	$—	$—

	General Account	Separate Accounts with Guarantees	Separate Accounts Non- guaranteed	Total	% of Total
	(in millions)
C. DEPOSIT-TYPE CONTRACTS 1. Subject to discretionary withdrawal:
(a) With fair value adjustment	$—	$—	$—	$—	—%
(b) At book value less current surrender charge of 5% or more	—	—	—	—	—%
(c) At fair value	—	—	—	—	—%

(d) Total with adjustment or at fair value (Total of 1 through 3)	—	—	—	—	—%

(e) At book value without adjustment (minimal or no charge or adjustment)	43.4	—	—	43.4	98.2%
2. Not subject to discretionary withdrawal	0.8	—	—	0.8	1.8%

3. Total (Gross: Direct + Assumed)	44.2	—	—	44.2	100.0%

4. Reinsurance ceded	40.5	—	—	40.5

5. Total (net) (C) — (D)	$3.7	$—	$—	$3.7

6. Amount included in A(1)b above that will move to A(1)e in the year after the statement date:	$—	$—	$—	$—

(1)	The entire Separate Accounts reserve total of $578.5 million is ceded as part of a modified coinsurance basis treaty with Protective.

16)	ANALYSIS OF LIFE ACTUARIAL RESERVES BY WITHDRAWAL CHARACTERISTICS

A. Subject to discretionary withdrawal, surrender values, or policy loans:

	General Account			Separate Account- Guaranteed and Nonguaranteed
	Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve
(1) Term Policies with Cash Value	—	—	—	—	—	—
(2) Universal Life	$406.1	$406.1	419.4	—	—	—
(3) Universal Life with Secondary Guarantees	—	—	—	—	—	—
(4) Indexed Universal Life	—	—	—	—	—	—
(5) Indexed Universal Life with Secondary Guarantees	1,467.8	1,084.3	1,223.1	—	—	—
(6) Indexed Life	—	—	—	—	—	—
(7) Other Permanent Cash Value Life Insurance	—	—	—	—	—	—
(8) Variable Life	—	—	—	—	—	—
(9) Variable Universal Life	229.0	211.6	216.3	2,103.6	1,815.0	1,881.9
(10) Miscellaneous Reserves	—	—	—	—	—	—
B. Not subject to discretionary withdrawal or no cash values:
(1) Term Policies without Cash Value	XXX	XXX	366.1	XXX	XXX	—
(2) Accidental Death Benefits	XXX	XXX	—	XXX	XXX	—
(3) Disability — Active Lives	XXX	XXX	41.7	XXX	XXX	—
(4) Disability — Disabled Lives	XXX	XXX	17.4	XXX	XXX	—
(5) Miscellaneous Reserves	XXX	XXX	290.0	XXX	XXX	—
C. Total (gross: direct + assumed)	$2,102.9	$1,702.0	$2,574.0	$2,103.6	$1,815.0	$1,881.9
D. Reinsurance Ceded	25.9	25.9	971.1	—	—	—
E. Total (net) (C) (D)	$2,077.0	$1,676.1	$1,602.9	$2,103.6	$1,815.0	$1,881.9

17)	PREMIUM AND ANNUITY CONSIDERATIONS DEFERRED AND UNCOLLECTED

	December 31,
	2019		2018
	(in millions)
Line of Business	Gross	Net of Loading	Gross	Net of Loading
Ordinary new business	(0.1)	(0.1)	(0.1)	(0.1)
Ordinary renewal	(0.5)	(0.5)	2.2	2.2
Group life	0.3	0.3	0.4	0.4

Total premium and annuity considerations deferred and uncollected	$(0.3)	$(0.3)	$2.5	$2.5

18)	SEPARATE ACCOUNTS

Separate Accounts’ Activity

The Company utilizes Separate Accounts to record and account for assets and liabilities for particular lines of business and/or transactions. For the current reporting year, the Company reported assets and liabilities from the following product lines/transactions in Separate Accounts.

•	Variable Life

•	Variable Annuities

In accordance with the domiciliary state procedures approving items within the Separate Accounts, the Separate Accounts classification of Variable Life and Variable Annuities are supported by Arizona Statute Section 20-651.

In accordance with the products/transactions recorded within the Separate Accounts, some assets are considered legally insulated whereas others are not legally insulated from the General Account. (The legal insulation of the Separate Accounts assets prevents such assets from being generally available to satisfy claims resulting from the General Account.)

As of December 31, 2019 and 2018, the Company’s Separate Accounts statement included legally insulated assets of $2,663.8 million and $2,240.3 million, and not legally insulated of $40.4 million and $40.5 million, respectively. The assets legally insulated include $580.3 million and $527.6 million of variable annuities and $2,083.5 million and $1,712.7 million for variable life as of December 31, 2019 and December 31, 2018, respectively. The non-insulated assets represent variable life.

In accordance with the products/transaction recorded within the Separate Accounts, some Separate Accounts liabilities are guaranteed by the General Account. (In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the General Account.)

Most of the Separate Accounts’ products the Company offers with guarantees from the General Account do not have explicit charges broken out from other M & E charges. For products with explicit charges for guarantees from the General Account, the Separate Accounts have paid risk charges of $0.4 million and $0.4 million and $0.3 million for the years ended December 31, 2019, 2018 and 2017, respectively.

For the years ended December 31, 2019, 2018 and 2017, the General Account of the Company has paid $1.4 million, $1.0 million and $0.8 million toward Separate Accounts’ guarantees.

None of the Company’s Separate Accounts engage in securities lending transactions.

General Nature and Characteristics of Separate Accounts Business

Separate and variable accounts held by the Company primarily represent funds for individual flexible payment variable annuity contracts of a non-guaranteed nature. These variable annuities generally provide incidental death benefit of the greater of account value or premium paid less any surrenders and surrender charges. Certain other Separate Accounts are used as funding vehicles for flexible premium variable life insurance policies, variable universal life insurance policies, survivorship variable universal life insurance policies, and corporate sponsored variable universal life insurance policies. The net investment experience of the separate account is credited directly to the policyholder and can be positive or negative. The assets and liabilities of these accounts are carried at market. This business has been included in Column 4 of the table below. Certain other Separate Accounts are used as funding vehicles for variable universal life insurance policies. These policies provide guaranteed interest rates of 4% or less or are segregated assets to support the equity indexed option of these policies. The assets of these Separate Accounts are carried at amortized cost. This business has been included in Column 1 and Column 2 of the table below.

Information regarding the Separate Accounts of the Company is as follows (in millions):

	Separate Accounts with Guarantees			Non-Guaranteed Separate Accounts	Total
	Indexed	Non-Indexed Guarantee Less than/equal to 4%	Non-Indexed Guarantee More than 4%
	(in millions)
Premiums, considerations or deposits for the year ended December 31, 2019	$—	$—	$—	$244.4	$244.4

Reserves at December 31, 2019 for accounts with assets at:
Market value	$—	$—	$—	$2,046.8	$2,046.8
Amortized cost	29.8	383.8	—	—	413.6

Total reserves	$29.8	$383.8	$—	$2,046.8	$2,460.4

By withdrawal characteristics:
Subject to discretionary withdrawal:
With market value adjustment	$29.8	$—	$—	$—	$29.8
At book value without market value adjustment and with current surrender charge of 5% or more	—	—	—	2,046.8	2,046.8
At market value
At book value without market value adjustment and with current surrender charge less than 5%	—	383.8	—	—	383.8

Subtotal	29.8	383.8	—	2,046.8	2,460.4
Not subject to discretionary withdrawal	—	—	—	—	—

Total (Gross: Direct and Assumed)(1)	$29.8	$383.8	$—	$2,046.8	$2,460.4

(1)	The Separate Accounts reserves are subject to $1,071.9 million of MODCO Reinsurance with Protective.

Reconciliation of Net Transfers To or (From) Separate Accounts (in millions):

1. Transfers as reported in the Summary of Operations of the Separate Accounts Statement:
a. Transfers to Separate Accounts	$244.4
b. Transfers from Separate Accounts	248.1

c. Net transfers to or (from) Separate Accounts (a) — (b)	$(3.7)

2. Reconciling Adjustments:
a.	—
b.	—
c.	—

3. Transfers as Reported in the Summary of Operations of the Life, Accident & Health Annual Statement	$(3.7)

19)	UNPAID CLAIM AND CLAIM EXPENSES

The liability for unpaid claims and claim expenses as of December 31, 2019 and 2018 is as follows:

Liability for Unpaid Claims and Claim Expenses

	December 31,
	2019	2018
	(in millions)
Group Employee Benefits	$37.1	$31.3

Gross Balance at January 1,	$31.3	$12.0
Less Reinsurance	10.9	4.1

Net Balance at January 1,	$20.4	$7.9

Incurred Claims (net) Related to:
Current Year	$51.4	$41.9
Prior Year	(10.7)	—

Total Incurred	$40.7	$41.9

Paid Claims (net) Related to:
Current Year	$32.8	$24.6
Prior Year	7.3	4.8

Total Paid	$40.1	$29.4

Net Balance at December 31,	$20.8	$20.4
Add Reinsurance	16.3	10.9

Gross Balance at December 31,	$37.1	$31.3

The table below presents incurred and paid claims development as of December 31, 2019, net of reinsurance, cumulative claims frequency, and total incurred but not reported liability (“IBNR”) for EFLOA’s long-term disability business:

	2019	2018	2017	IBNR	Claim Frequency
	(in millions)
Long-term Disability
Incurral Year
2017	$1.9	$2.5	$3.1	$—	108
2018	5.2	7.4			183
2019	10.4			3.8	170

Cumulative LTD Incurred Claims	$ 17.5	$9.9	$3.1	$3.8

The table below presents incurred and paid claims development as of December 31, 2018, net of reinsurance, cumulative claims frequency, and total incurred but not reported liability (“IBNR”) for EFLOA’s long-term disability business:

	2018	2017	IBNR	Claim Frequency
	(in millions)
Long-term Disability
Incurral Year
2017	$2.5	$3.1		107
2018	$7.4		$2.8	146

Cumulative LTD Incurred Claims	$9.9	$3.1	$2.8

The claim frequency for long-term disability represents the number of unique claim events for which benefit payments have been made. Claim events are identified using a unique claimant identifier and incurral date (claim event date). Thus, if an individual has multiple claims for different disabling events (and thus different disability dates), each will be reported as a unique claim event. However, if an individual receives multiple benefits under more than one policy (for example, supplementary disability benefits in addition to the base policy), we treat it as a single claim occurrence because they are related to a single claim event. Claim frequency is expected to be lower for the most recent incurral year because claimants have to satisfy elimination period before being eligible for benefits. The historical claim payout pattern for the long-term disability for the years presented in the development table is not available because this is a relatively new line of business.

EFLOA discounts long-term disability liabilities as benefit payments are made over extended periods. Discount rate assumptions for these liabilities are based on the prescribed Statutory rates by year of incurral.

The following table reconciles the long-term disability net incurred and paid claims development table to the liability for unpaid claims and claim expenses in the Company’s balance sheet as of December 31, 2019 and 2018:

	December 31,
	2019	2018
	(in millions)
Long-Term Disability Claim Development Table, net of reinsurance
Undiscounted LTD Incurred Claims, net of reins	$17.6	$9.9
Subtract Cumulative LTD Paid Claims, net of reins	(3.5)	(1.3)
Subtract Impact of LTD Discounting, net of reins	(1.8)	(0.8)

LTD liabilities for unpaid claim and claim expense, net of reinsurance	$12.3	$7.8

Unpaid Claims and Claim Expenses, net of reinsurance
LTD liabilities for unpaid claim and claim expense, net of reinsurance	$12.3	$7.8
Other short-duration contracts, net of reinsurance	8.5	12.6

Total liabilities for unpaid claim and claim expense, net of reinsurance	$20.8	$20.4

Reinsurance Recoverable on unpaid claims
Long-term disability	$14.2	$8.9
Other short-duration contracts	2.1	2.0

Total Reinsurance Recoverable	$16.3	$10.9

Total liability for unpaid claim and claim expense	$37.1	$31.3

20)	DEBT AND FEDERAL HOME LOAN BANK (“FHLB”)

Debt and Capital Notes

The Company has no debt or capital note obligations outstanding as of December 31, 2019 or 2018.

Federal Home Loan Bank (“FHLB”)

As of December 31, 2019, the Company invested $0.2 million in Class B membership stock in the FHLB. During 2018, the Company invested $2.0 million in Class B membership stock in the FHLB. As a result of the investment, the Company has the capacity to borrow up to $300 million from the FHLB. As of December 2019, the Company had no borrowings from FHLB.

21)	SHARE-BASED COMPENSATION

Certain employees of AXA Equitable who perform services for EFLOA participate in various share-based payment arrangements sponsored by Equitable Holdings or AXA. EFLOA was allocated $2.8 million, $2.9 million and $3.1 million of compensation costs, included in Operating expenses in the statements of operations—statutory basis, for share-based payment arrangements during each of the years ended December 31, 2019, 2018 and 2017, respectively.

22)	SUBSEQUENT EVENTS

On February 7, 2020, the Arizona Department of Insurance granted the Company permission to accrue, a $85.0 million capital contribution from its parent AEFS. This amount was settled on February 27, 2020.

Events and transactions subsequent to the balance sheet date have been evaluated by management, for purpose of recognition or disclosure in these financial statements, through their date of issue on April 9, 2020.

COVID-19 Pandemic

The outbreak of the novel Coronavirus known as COVID-19 was declared a pandemic by the World Health Organization in March 2020. The Company has evaluated the effects of events subsequent to December 31, 2019, and through the date we filed our consolidated financial statements with the United States Securities and Exchange Commission. Subsequent to December 31, 2019, equity and financial markets have experienced significant volatility and interest rates have continued to decline due to the COVID-19 pandemic. The Company is currently unable to determine the extent of the impact of the pandemic to its operations and financial condition.

CARES Act

Congress enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) on March 27, 2020, with certain provisions immediately effective or retroactively effective to January 1, 2020. The CARES Act suspends required minimum distributions during the 2020 calendar year for many tax-qualified and tax-favored plans and contracts (such as defined contribution plans, 403(b) plans, government sponsored employer 457(b) plans, and IRAs). The CARES Act permits penalty-free withdrawals during 2020 from such plans and contracts by individuals affected by Coronavirus or the economic aftermath. Coronavirus-related distributions from all such plans and contracts would be limited to an aggregate of $100,000 for any individual. The individual would be able to repay the amount of the distribution to the plan or contract within a 3-year period. The CARES Act also increases availability of specified qualified plan loans and flexibility of repayment.

Equitable Financial Life Insurance Company of America

Rate Sheet Supplement dated December 28, 2020 to the current prospectuses for:

Retirement Cornerstone® Series 19	Retirement Cornerstone® Series 19 Series E

This Rate Sheet Supplement (this “Supplement”) updates certain information in the prospectus dated December 28, 2020 you received and in any supplements to the prospectus (collectively, the “Prospectus”). You should read this Supplement in conjunction with the Prospectus and retain it for future reference. Unless otherwise indicated, all other information included in the Prospectus remains unchanged. The terms and section headings we use in this Supplement have the same meaning as in the Prospectus. We will send you another copy of any prospectus or supplement without charge upon request. Please contact the customer service group referenced in the Prospectus.

Under the Guaranteed minimum income benefit, we will apply an initial Deferral Roll-up rate during the first seven years of your contract, beginning on the date your contract is issued. For more information, see “Deferral Roll-up rate” in the “Contract features and benefits” section of the Prospectus. The effective date of the following rate is December 28, 2020 (the “Rate effective date”) until superseded as described below:

Initial Deferral Roll-up rate: 4.0% — See the “Important note for owners age 54 or younger” below.

The initial Deferral Roll-up rate in this Supplement can be superseded. The Rate effective date of a subsequent Rate Sheet Supplement will be at least 10 days after it is filed.

If you sign your application on or after the above Rate effective date and we issue you a contract based on that application during the Rate lock-in period (generally 75 days after the application is signed):

•	If a subsequent Rate Sheet Supplement with a lower initial Deferral Roll-up rate becomes effective, your initial Deferral Roll-up rate will not decrease.

•

If a subsequent Rate Sheet Supplement with a higher initial Deferral Roll-up rate becomes effective and remains effective through your contract issue date, your initial Deferral Roll-up rate will increase to match the higher rate.

If we issue you a contract based on that application after the Rate lock-in period ends, the initial Deferral Roll-up rate applicable to your contract will be the rate that is in effect on the date your contract is issued.

See “Rate lock-in period” in the “Contract features and benefits” section of the Prospectus. The Rate lock-in period may vary in some states. See “Appendix V: State contract availability and/or variations of certain features and benefits” in the Prospectus. Once established, the initial Deferral Roll-up rate applicable to your contract will not change during the first seven contract years. After the first seven years, new Deferral Roll-up rates will apply. All new or “renewal” Deferral Roll-up rates are set by formula and may be higher, lower or the same as the initial Deferral Roll-up rate but will never be lower than the guaranteed Roll-up floor. See “Renewal rates” in the “Contract features and benefits” section of the Prospectus for the Deferral Roll-up rate that applies once the initial Deferral Roll-up rate expires. See also “Guaranteed Roll-up floor” in “Contract features and benefits” section of the Prospectus.

Important note for owners age 54 or younger:  Funding of the Guaranteed minimum income benefit and any guaranteed minimum death benefit you elect if you also have the Guaranteed minimum income benefit is only permitted starting at age 55. If you are between the ages of 48 and 54 at the time your contract is issued, the initial Deferral Roll-up rate specified in this Supplement will only apply after you attain age 55 for the amount of time then remaining in your first seven contract years. If you are age 47 or younger at the time your contract is issued, the initial Deferral Roll-up rate will never apply to your contract.

For information about the initial Deferral Roll-up rate applicable to you, please contact the customer service group toll-free at 1-800-789-7771. You can also visit www.equitable.com to view the current rate. Historical initial Deferral Roll-up rates may be found in Appendix IX to the Prospectus (Series 19) and in Appendix X to the Prospectus (Series 19E), as well as on the U.S. Securities and Exchange Commission’s website (www.sec.gov) by searching for File No. 333-248907 (Series 19) or 333-248908 (Series 19E).

Retirement Cornerstone® Series is issued by and is a registered service mark of Equitable Financial Life Insurance Company of America.

Co-distributed by affiliates Equitable Advisors, LLC and Equitable Distributors, LLC, 1290 Avenue of the Americas, New York, NY 10104.

Copyright 2020 Equitable Financial Life Insurance Company of America. All rights reserved.

Equitable Financial Life Insurance Company of America, 525 Washington Boulevard, Jersey City, NJ 07310.

IM-29-21 (2.21)	Cat. # 161821 (2.21)
RC 19/RC 19 Series E	#76456

Equitable Financial Life Insurance Company of America

Rate Sheet Supplement dated December 28, 2020 to the current prospectuses for:

Retirement Cornerstone® Series 19	Retirement Cornerstone® Series 19 Series E

This Rate Sheet Supplement (this “Supplement”) updates certain information in the prospectus dated December 28, 2020 you received and in any supplements to the prospectus (collectively, the “Prospectus”). You should read this Supplement in conjunction with the Prospectus and retain it for future reference. Unless otherwise indicated, all other information included in the Prospectus remains unchanged. The terms and section headings we use in this Supplement have the same meaning as in the Prospectus. We will send you another copy of any prospectus or supplement without charge upon request. Please contact the customer service group referenced in the Prospectus.

Under the Guaranteed minimum income benefit, we will apply an initial Annual Roll-up rate during the first seven years of your contract, beginning on the date your contract is issued. For more information, see “Annual Roll-up rate” in the “Contract features and benefits” section of the Prospectus. The effective date of the following rates is December 28, 2020 (the “Rate effective date”) until superseded as described below:

Initial Annual Roll-up rate: 4.0% — See the “Important note for owners age 54 or younger” below.

The initial Annual Roll-up rate in this Supplement can be superseded. The Rate effective date of a subsequent Rate Sheet Supplement will be at least 10 days after it is filed.

If you sign your application on or after the above Rate effective date and we issue you a contract based on that application during the Rate lock-in period (generally 75 days after the application is signed):

•	If a subsequent Rate Sheet Supplement with a lower initial Annual Roll-up rate becomes effective, your initial Annual Roll-up rate will not decrease.

•

If a subsequent Rate Sheet Supplement with a higher initial Annual Roll-up rate becomes effective and remains effective through your contract issue date, your initial Annual Roll-up rate will increase to match the higher rate.

If we issue you a contract based on that application after the Rate lock-in period ends, the initial Annual Roll-up rate applicable to your contract will be the rate that is in effect on the date your contract is issued.

See “Rate lock-in period” in the “Contract features and benefits” section of the Prospectus. The Rate lock-in period may vary in some states. See “Appendix V: State contract availability and/or variations of certain features and benefits” in the Prospectus. Once established, the initial Annual Roll-up rate applicable to your contract will not change during the first seven contract years. After the first seven years, new Annual Roll-up rates will apply. All new or “renewal” Annual Roll-up rates are set by formula and may be higher, lower or the same as the initial Annual Roll-up rate but will never be lower than the guaranteed Roll-up floor. See “Renewal rates” in the “Contract features and benefits” section of the Prospectus for the Annual Roll-up rate that applies once the initial Annual Roll-up rate expires. See also “Guaranteed Roll-up floor” in “Contract features and benefits” section of the Prospectus.

Guaranteed Roll-up floor: 4.0%

The guaranteed Roll-up floor in this Supplement can also be superseded but it is not subject to the Rate lock-in period. If you sign your application on or after the above Rate effective date and we issue you a contract based on that application (either during or after the Rate lock-in period):

•	If a subsequent Rate Sheet Supplement with a lower guaranteed Roll-up floor becomes effective, your guaranteed Roll-up floor will not decrease.

•	If a subsequent Rate Sheet Supplement with a higher guaranteed Roll-up floor is effective on your contract issue date, your guaranteed Roll-up floor will increase to match that higher rate.

Important note for owners age 54 or younger:  Funding of the Guaranteed minimum income benefit and any guaranteed minimum death benefit you elect if you also have the Guaranteed minimum income benefit is only permitted starting at age 55. If you are between the ages of 48 and 54 at the time your contract is issued, the initial Annual Roll-up rate specified in this Supplement will only apply after you attain age 55 for the amount of time then remaining in your first seven contract years. If you are age 47 or younger at the time your contract is issued, the initial Annual Roll-up rate will never apply to your contract.

For information about the initial Annual Roll-up rate and guaranteed Roll-up floor applicable to you, please contact the customer service group toll-free at 1-800-789-7771. You can also visit www.equitable.com to view the current rates. Historical initial Annual Roll-up rates and guaranteed Roll-up floors may be found in Appendix IX to the Prospectus (Series 19) and in Appendix X to the Prospectus (Series 19E), as well as on the U.S. Securities and Exchange Commission’s website (www.sec.gov) by searching for File No. 333-248907 (Series 19) or 333-248908 (Series 19E).

Retirement Cornerstone® Series is issued by and is a registered service mark of Equitable Financial Life Insurance Company of America.

Co-distributed by affiliates Equitable Advisors, LLC and Equitable Distributors, LLC, 1290 Avenue of the Americas, New York, NY 10104.

Copyright 2020 Equitable Financial Life Insurance Company of America. All rights reserved.

Equitable Financial Life Insurance Company of America, 525 Washington Boulevard, Jersey City, NJ 07310.

IM-28-21 (2.21)	Cat. #161820 (2.21)
RC 19/RC 19 Series E	#36972

PART C

OTHER INFORMATION

Item 24.	Financial Statements and Exhibits.

(a)	The following Financial Statements are included in Part B of the Registration Statement:

The financial statements of Equitable Financial Life Insurance Company and Equitable America Variable Account 70A, are included in the Statement of Additional Information.

(b)	Exhibits

The following exhibits correspond to those required by paragraph (b) of item 24 as to exhibits in Form N-4:

1.	Board of Directors Resolutions.

Secretary’s Certificate dated November 10, 2020, certifying the Resolution of the Board of Directors of Equitable Financial Life Insurance Company of America authorizing establishment of Equitable America Variable Account 70A, filed with this Registration Statement, File No. 333-248908 on December 16, 2020.

2.	Custodian Agreements. Not applicable.

3.	Underwriting Contracts.

A.

Wholesale Distribution Agreement dated April 1, 2005 by and between MONY Life Insurance Company of America and MONY Securities Corporation and AXA Distributors, LLC, is incorporated herein by reference to the registration statement on Form S-3 (File No. 333-177419) filed on October 20, 2011.

(a)(i)

Form of the First Amendment dated as of October 1, 2013 to the Wholesale Distribution Agreement dated as of April 1, 2005 between MONY Life Insurance Company of America and AXA Distributors, LLC, incorporated herein by reference to the Registration Statement on Form S-1 (File No. 333-195491) filed on April 19, 2016.

(a)(ii)

Second Amendment dated as of August  1, 2015 to the Wholesale Distribution Agreement dated as of April 1,  2005 between MONY Life Insurance Company of America and AXA Distributors, LLC, incorporated herein by reference to the Registration Statement on Form S-1 (File No. 333-195491) filed on April 19, 2016.

B.

Form of Brokerage General Agent Sales Agreement with Schedule and Amendment to Brokerage General Agent Sales Agreement among [Brokerage General Agent] and AXA Distributors, LLC, AXA Distributors Insurance Agency, LLC, AXA Distributors Insurance Agency of Alabama, LLC and AXA Distributors Insurance Agency of Massachusetts, LLC. incorporated herein by reference to post-effective amendment no. 7 to the registration statement on Form N-4 (File No. 333-05593) filed on April 20, 2005.

C.

Form of Wholesale Broker-Dealer Supervisory and Sales Agreement among [Broker-Dealer] and AXA Distributors, LLC. incorporated herein by reference to post-effective amendment no. 7 to the registration statement on Form N-4 (File No. 333-72632) filed on April 22, 2005.

D.

General Agent Sales Agreement, dated June 6, 2005, by and between MONY Life Insurance Company of America and AXA Network, LLC. incorporated herein by reference to post-effective amendment no. 1 to the registration statement on Form S-1 (File No. 333-180068) filed on March 13, 2012.

(a)

First Amendment dated as of August 1, 2006 to General Agent Sales Agreement by and between MONY Life Insurance Company of America and AXA Network incorporated herein by reference to the registration statement on Form N-6 (File No. 333-134304) filed on March 1, 2012.

(b)

Second Amendment dated as of April 1, 2008 to General Agent Sales Agreement dated as of April 1, 2008 by and between MONY Life Insurance Company of America and AXA Network, LLC incorporated herein by reference to Exhibit (d) (ii) to the Registration Statement on Form S-1 (File No. 333-180068) filed on March 13, 2012.

(c)

Form of THIRD AMENDMENT to General Agent Sales Agreement dated as of October 1, 2013 by and between MONY LIFE INSURANCE COMPANY OF AMERlCA and AXA NETWORK, LLC, incorporated herein by reference to the Registration Statement on Form S-1 (File No. 333-195491) filed on April 21, 2015.

(d)

Form of Fourth Amendment to General Agent Sales Agreement, dated as of October 1, 2014 by and between MONY LIFE INSURANCE COMPANY OF AMERICA (“MONY America”) and AXA NETWORK, LLC and the additional affiliated entities of AXA Network, LLC, incorporated herein by reference to the Registration Statement on Form S-1 (File No. 333-195491) filed on April 21, 2015.

(e)

Fifth Amendment to General Agent Sales Agreement, dated as of June 1, 2015 by and between MONY LIFE INSURANCE COMPANY OF AMERICA (“MONY America”) and AXA NETWORK, LLC and the additional affiliated entities of AXA Network, LLC, previously filed with this Registration Statement on Form N-6 (File No. 333-207014) on December 23, 2015.

(f)

Sixth Amendment to General Agent Sales Agreement, dated as of August 1, 2015, by and between MONY Life Insurance Company of America (“MONY America”), an Arizona life insurance company, and AXA NETWORK, LLC, a Delaware limited liability company (“General Agent”), incorporated herein by reference to the Registration Statement on Form N-6 (File No. 333-191149) filed on April 19, 2019.

(g)

Seventh Amendment to the General Agent Sales Agreement, dated as of April 1, 2016, is by and between MONY Life Insurance Company of America (“MONY America”), an Arizona life insurance company, and AXA Network, LLC, a Delaware limited liability company (“General Agent”), incorporated herein by reference to the Registration Statement on Form N-6 (File No. 333-191149) filed on April 19, 2019.

E.

Broker-Dealer Distribution and Servicing Agreement, dated June 6, 2005, made by and between MONY Life Insurance Company of America and AXA Advisors, LLC, incorporated herein by reference to post-effective amendment no. 1 to the registration statement on Form S-1 (File No. 333-180068) filed on March 13, 2012.

F.

Amended and Restated Services Agreement between MONY Life Insurance Company of America and AXA Equitable Life Insurance Company dated as of February 1, 2005 incorporated herein by reference to Exhibit 10.2 to the registration statement (File No. 333-65423) on Form 10-K filed on March 31, 2005.

4.	Contracts.

(a)	Data Pages (ICC20RCDP-E-Z), previously filed with this Registration Statement, File No. 333-248908 on September 18, 2020.

(b)	Endorsement Applicable to Traditional IRA Contracts (ICC20IRA-RC-Z), previously filed with this Registration Statement, File No. 333-248908 on September 18, 2020.

(c)	Endorsement Applicable to Non-Qualified Contracts (ICC20NQ-RC-Z), previously filed with this Registration Statement, File No. 333-248908 on September 18, 2020.

(d)	Endorsement Applicable to Roth IRA Contracts (ICC20ROTH-RC-Z), previously filed with this Registration Statement, File No. 333-248908 on September 18, 2020.

(e)	Endorsement Applicable to SEP-IRA Contracts (ICC20SEP-RC-Z), previously filed with this Registration Statement, File No. 333-248908 on September 18, 2020.

(f)

Endorsement Applicable to the Termination of an Optional Guaranteed Minimum Income Benefit and/or the Termination or Change of an Optional Guaranteed Minimum Death Benefit Rider(s) (ICC20GBENDO-RC-Z), previously filed with this Registration Statement, File No. 333-248908 on September 18, 2020.

(g)

Endorsement Applicable to Contract Continuation and its Effect on an Optional Benefit Rider (ICC20CCOBR-RC-Z), previously filed with this Registration Statement, File No. 333-248908 on September 18, 2020.

(h)(i)	Endorsement Applicable to Qualified Defined Contribution Plans (ICC20QP-DCRC-Z), previously filed with this Registration Statement, File No. 333-248908 on September 18, 2020.

(h)(ii)	Endorsement Applicable to Qualified Defined Contribution Plans (ICC20QP-DBRC-Z), previously filed with this Registration Statement, File No. 333-248908 on September 18, 2020.

(i)	Guaranteed Minimum Income Benefit Rider (ICC20GMIB-RC-Z), previously filed with this Registration Statement, File No. 333-248908 on September 18, 2020.

(j)	RMD Wealth Guard GMDB Rider (ICC20RMDWG-RC-Z), previously filed with this Registration Statement, File No. 333-248908 on September 18, 2020.

(k)	Highest Anniversary Value GMDB Rider (ICC20GMDBHAV-RC-Z), previously filed with this Registration Statement, File No. 333-248908 on September 18, 2020.

(l)	Highest Anniversary Value IB GMDB Rider (ICC20GMDBHAVIB-RC-Z), previously filed with this Registration Statement, File No. 333-248908 on September 18, 2020.

(m)	Return of Principal Death Benefit Rider (ICC20GMDBROP-RC-Z), previously filed with this Registration Statement, File No. 333-248908 on September 18, 2020.

(n)	Form of Flexible Premium Deferred Fixed and Variable Annuity Contract (ICC20BASE3-Z), previously filed with this Registration Statement, File No. 333-248908 on September 18, 2020.

(o)	Form of Flexible Premium Deferred Fixed and Variable Annuity Contract (ICC20BASE4-Z), previously filed with this Registration Statement, File No. 333-248908 on September 18, 2020.

(p)	Table of Guaranteed Annuity Payments (ICC20TGAP1-Z), previously filed with this Registration Statement, File No. 333-248908 on September 18, 2020.

(q)	Table of Guaranteed Annuity Payments (ICC20TGAP2-Z), previously filed with this Registration Statement, File No. 333-248908 on September 18, 2020.

(r)	Table of Guaranteed Annuity Payments (ICC20TGAP3-Z), previously filed with this Registration Statement, File No. 333-248908 on September 18, 2020.

5.	Applications.

(a)	Retirement Cornerstone Series B Application for an Individual Annuity (ICC20 App01 RC E-Z), previously filed with this Registration Statement, File No. 333-248908 on September 18, 2020.

6.	Depositor’s Certificate of Incorporation and By-Laws.

(1)

Articles of Restatement of the Articles of Incorporation of Equitable Financial Life Insurance Company of America (as Amended December 13, 2019) incorporated herein by reference to registration statement on Form S-1 (File No. 333-236437) filed on February 14, 2020.

(2)

By-Laws of Equitable Financial Life Insurance Company of America (as Amended December 13, 2020) incorporated herein by reference to registration statement on Form S-1 (File No. 333-236437) filed on February 14, 2020.

7.	Reinsurance Contracts.

(a)(i)

Automatic Reinsurance Agreement effective April 1, 2010 between AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America and Hannover Life Reassurance Company of America, incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-103202) filed on April 26, 2012.

(a)(ii)

Automatic Reinsurance Agreement effective April 1, 2010 between AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America and Swiss Re Life and Health America Inc., incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-103202) filed on April 26, 2012.

(a)(ii)(a)

Amendment No. 1 effective July 15, 2011 between AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America and Swiss Re Life and Health America Inc. , incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-103202) filed on April 26, 2012.

(a)(iii)

Automatic Reinsurance Agreement effective April 1, 2010 between AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America and General Re Life Corporation, incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-103202) filed on April 26, 2012.

(a)(iv)

Automatic Reinsurance Agreement effective April 1, 2010 between AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America and RGS Reinsurance Company, incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-103202) filed on April 26, 2012.

8.(a)	Participation Agreements.

(1)

Participation Agreement among EQ Advisors Trust, MONY Life Insurance Company of America, AXA Distributors, LLC and AXA Advisors, LLC, incorporated herein by reference the Registration Statement on Form N-4 (File No. 333-72632) filed on April 22, 2005.

(1)(a)

AMENDED AND RESTATED PARTICIPATION AGREEMENT , made and entered into as of the 23rd day of May 2012 by and among MONY LIFE INSURANCE COMPANY OF AMERICA, an Arizona insurance company (“MONY”), on its own behalf and on behalf of the separate accounts set forth on Schedule B hereto as may be amended from time to time (each an “Account”), EQ ADVISORS TRUST, a business trust organized under the laws of the State of Delaware (“Trust”) and AXA DISTRIBUTORS, LLC, a Delaware limited liability company (the “Distributor”), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1/A (File No. 333-17217) filed on January 10, 2010.

(a)(i)

Amendment No.  1, dated as of June 4, 2013 (“Amendment No. 1”), to the Amended and Restated Participation Agreement, dated as of May  23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1/A (File No. 333-17217) filed on January 10, 2010.

(a)(ii)

Amendment No.  2, dated as of October 21, 2013 (“Amendment No. 2”), to the Amended and Restated Participation Agreement, dated as of May  23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1/A (File No. 333-17217) filed on January 10, 2010.

(a)(iii)

Amendment No.  3, dated as of November 1, 2013 (“Amendment No. 3”), to the Amended and Restated Participation Agreement, dated as of May  23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”) ”), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1/A (File No. 333-17217) filed on April 11, 2014.

(a)(iv)

Amendment No.  4, dated as of April 4, 2014 (“Amendment No. 4”), to the Amended and Restated Participation Agreement, dated as of May  23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”) incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1/A (File No. 333-17217) filed on April 30, 2014.

(a)(v)

Amendment No.  5, dated as of June 1, 2014 (“Amendment No. 5”), to the Amended and Restated Participation Agreement, dated as of May  23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”) incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1/A (File No. 333-17217) filed on April 30, 2014.

(a)(vi)

Amendment No.  6, dated as of July 16, 2014 (“Amendment No. 6”), to the Amended and Restated Participation Agreement, dated as of May  23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1/A (File No. 333-17217) filed on February 5, 2015.

(a)(vii)

Amendment No. 7, dated as of July 16, 2014 (“Amendment No. 7”), to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1/A (File No. 333-17217) filed on April 16, 2015.

(a)(viii)

Amendment No.  8, dated as of December 21, 2015 (“Amendment No. 8”), to the Amended and Restated Participation Agreement, dated as of May  23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”) incorporated herein by reference to EQ Advisors Trust Registration Statement on Form 485 (a) (File No. 333-17217) filed on February 11, 2016.

(a)(ix)

Amendment No.  9, dated as of December 9, 2016 (“Amendment No. 9”), to the Amended and Restated Participation Agreement, dated as of May  23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”) incorporated herein by reference to EQ Advisors Trust Registration Statement on Form 485 (a) (File No. 333-17217) filed on January 31, 2017.

(a)(x)

Amendment No. 10 dated as of May 1, 2017 to the Amended and Restated Participation Agreement among EQ Advisors Trust, MONY Life Insurance Company of America and AXA Distributors, LLC, dated May 23, 2012, incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed April 28, 2017.

(a)(xi)

Amendment No. 11 dated as of November 1, 2017 to the Amended and Restated Participation Agreement among EQ Advisors Trust, MONY Life Insurance Company of America and AXA Distributors, LLC, dated May 23, 2012, incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed October 27, 2017.

(a)(xii)

Amendment No. 12 dated as of July 12, 2018 to the Amended and Restated Participation Agreement among the EQ Advisor Trust, MONY Life Insurance Company of America and AXA Distributors, LLC, dated May 23, 2012, incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on July 31, 2018.

(a)(xiii)

Amendment No. 13 dated as of December 6, 2018 to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended by and among EQ Advisors Trust, MONY Life Insurance Company of America and AXA Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217), filed on April 26, 2019.

(2)

Participation Agreement — among AXA Premier VIP Trust, MONY Life Insurance Company of America, AXA Distributors, LLC and AXA Advisors, LLC, incorporated herein by reference to the Registration Statement (File No. 333-134304) on August 25, 2006.

(2)(a)

Amended and Restated Participation Agreement made and entered into as of the 23rd day of May 2012 by and among MONY LIFE INSURANCE COMPANY OF AMERICA, an Arizona insurance company (“MONY”), on its own behalf and on behalf of the separate accounts set forth on Schedule B hereto as may be amended from time to time (each an “Account”), AXA PREMIER VIP TRUST, a business trust organized under the laws of the State of Delaware (“Trust”) and AXA DISTRIBUTORS, LLC, a Delaware limited liability company (the “Distributor”), incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form N-1/A (File No. 333-70754) filed on October 2, 2013.

(a)(i)

Amendment No.  1, dated as of October 21, 2013 (“Amendment No. 1”), to the Amended and Restated Participation Agreement, dated as of May  23, 2012, as amended (“Agreement”), by and among AXA Premier VIP Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”) incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form N-1/A (File No. 333-70754) filed on October 2, 2013.

(a)(ii)

Amendment No.  2, dated as of November 1, 2013 (“Amendment No.2”), to the Amended and Restated Participation Agreement, dated as of May  23, 2012, as amended (“Agreement”), by and among AXA Premier VIP Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”)., incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form N-1/A (File No. 333-70754) filed on February 11, 2014.

(a)(iii)

Amendment No.  3, dated as of April 18, 2014 (“Amendment No. 3”), to the Amended and Restated Participation Agreement, dated as of May  23, 2012, as amended (“Agreement”), by and among AXA Premier VIP Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form N-1/A (File No. 333-70754) filed on January 12, 2015.

(a)(iv)

Amendment No. 4, dated as of July  8, 2014 (“Amendment No. 4”), to the Amended and Restated Participation Agreement, dated as of May  23, 2012, as amended (“Agreement”), by and among AXA Premier VIP Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form N-1/A (File No. 333-70754) filed on January 12, 2015.

(a)(v)

Amendment No.  5, dated as of September 26, 2015 (“Amendment No. 5”), to the Amended and Restated Participation Agreement, dated as of May  23, 2012, as amended (“Agreement”), by and among AXA Premier VIP Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”) incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form 485 (b) (File No. 333-70754) filed on April 26, 2016.

(3)

Participation Agreement dated April 30, 2003 among AIM Variable Insurance Funds, AIM Distributors, Inc., MONY Life Insurance Company of America and MONY Securities Corporation, incorporated herein by reference to pre-effective amendment no. 1 to the registration statement on Form N-6 (File No. 333-104156) filed on May 29, 2003.

(a)(i)

Amendment No. 1 dated April 19, 2010 to the Participation Agreement dated April 30, 2003 among AIM Variable Insurance Funds, AIM Distributors, Inc., MONY Life Insurance Company of America and MONY Securities Corporation, filed with this Registration Statement File No. 333-248908 on December 16, 2020.

(a)(ii)

Amendment No. 2 dated April 30, 2010 to the Participation Agreement dated April 30, 2003 among AIM Variable Insurance Funds, Invesco AIM Distributors, Inc., MONY Life Insurance Company of America and MONY Securities Corporation, filed with this Registration Statement File No. 333-248908 on December 16, 2020.

(4)

Amended and Restated Participation Agreement dated March 15, 2010 among MFS Variable Insurance Trust, MFS Variable Insurance Trust II, MONY Life Insurance Company of America and MFS Fund Distributors incorporated herein by reference to the Registration Statement (File No. 333-134304) on April 26, 2012.

(a)(i)

First Amendment, effective October 18 2013, to the Amended and Restated Participation Agreement dated March 15, 2010 (the “Agreement”), by and among MONY Life Insurance Company of America, MFS Variable Insurance Trust, MFS Variable Insurance Trust II, and MFS Fund Distributors, Inc. (collectively, the “Parties”), previously filed with this Registration Statement, File No. 333-191149 on December 10, 2013.

(5)

Fund Participation Agreement among AXA Equitable Life Insurance Company, Ivy Funds Variable Insurance Portfolios and Waddell & Reed, Inc., incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-178750) filed on December 23, 2011.

(a)(i)

Amendment No. 1, dated April  1, 2010, to the Fund Participation Agreement (the “Agreement”) among AXA Equitable Life Insurance Company, Ivy Funds Variable Insurance Portfolios and Waddell & Reed, Inc., (together, the “Parties”), adding MONY Life Insurance Company of America as a Party to the Agreement incorporated herein by reference to the Registration Statement (File No. 2-30070) filed on April 18, 2017.

(a)(ii)

Amendment No. 2 dated May 1, 2012 to the Participation Agreement dated October 23, 2009 among Waddell & Reed, Inc., Ivy Funds Variable Insurance Portfolios, MONY Life Insurance Company, MONY Life Insurance Company of America and AXA Equitable Life Insurance Company hereby incorporated by reference to Registration Statement on Form N-4 (File No. 333-178750) filed on April 25, 2012.

(a)(iii)

Amendment No. 3 dated September 5, 2013 to the Participation Agreement dated October 23, 2009 among Waddell & Reed, Inc., Ivy Funds Variable Insurance Portfolios MONY Life Insurance Company, MONY Life Insurance Company of America and AXA Equitable Life Insurance Company hereby incorporated by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 18, 2017.

(a)(iv)

Amendment No.4, dated October 14, 2013, to the Participation Agreement (the “Agreement”), dated October 23, 2009, as amended, by and among AXA Equitable Life Insurance Company, Ivy Funds Variable Insurance Portfolios, Waddell & Reed, Inc, and MONY Life Insurance Company of America .(the “Company”, (collectively, the “Parties”), previously filed with this Registration Statement, File No. 333-191149 on December 10, 2013.

(a)(v)

Amendment No. 5 dated October 1, 2016 to the Participation Agreement dated October 23, 2009 among Waddell & Reed, Inc., Ivy Funds Variable Insurance Portfolios, AXA Equitable Life Insurance Company and MONY Life Insurance Company of America hereby incorporated by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 18, 2017.

(a)(vi)

Amendment No. 6 dated April 28, 2017 to the Participation Agreement dated October 23, 2009 among Ivy Distributors, Inc., Ivy Variable Insurance Portfolios, AXA Equitable Life Insurance Company and MONY Life Insurance Company of America, hereby incorporated by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 16, 2019.

(6)

Amended and Restated Participation Agreement dated April 16, 2010 among Fidelity Distributors Corporation, Variable Insurance Products Fund and MONY Life Insurance Company of America incorporated herein by reference to the Registration Statement (File No. 333-134304) on April 26, 2012.

(a)(i)

First Amendment, effective October 24 , 2013 to the Amended and Restated Participation Agreement, (the “Agreement’”), dated April 16, 2010, as amended, by and among MONY Life Insurance Company of America (the “Company”), and Fidelity Distributors Corporation; and each of Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III and Variable Insurance Products Fund IV and Variable Insurance Products Fund V (collectively, the ‘‘Parties”), previously filed with this Registration Statement, File No. 333-191149 on December 10, 2013.

(a)(ii)

Second Amendment, effective December 2, 2020 to the Amended and Restated Participation Agreement, (the “Agreement’”), dated April 16, 2010, as amended, by and among Equitable Financial Life Insurance Company of America (the “Company”), and Fidelity Distributors Corporation; and each of Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III and Variable Insurance Products Fund IV and Variable Insurance Products Fund V (collectively, the ‘‘Parties”), filed with this Registration Statement, File No. 333-248908 on December 16, 2020.

(7)

Participation Agreement dated May 1, 2003 among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., MONY Life Insurance Company, MONY Life Insurance Company of America and MONY Securities Corporation, incorporated herein by reference to pre-effective amendment no. 1 to the registration statement on Form N-6 (File No. 333-104162) filed on May 28, 2003.

(a)(i)

Amendment No. 3 dated as of May 1, 2010 to Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., MONY Life Insurance Company, MONY Life Insurance Company of America and AXA Advisors LLC incorporated herein by reference to the Registration Statement (File No. 333-134304) on April 26, 2012.

(a)(ii)

Amendment No. 4 dated as of August 30, 2013 to Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., MONY Life Insurance Company, MONY Life Insurance Company of America and AXA Advisors LLC, previously filed with this Registration Statement, File No. 333-191149 on December 10, 2013.

(a)(iii)

Amendment No. 6 dated as of December 1, 2020 to the Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., Equitable Financial Life Insurance Company, Equitable Financial Life Insurance Company of America and Equitable Advisors LLC and Equitable Distributors LLC, filed with this Registration Statement, File No. 333-248908 on December 16, 2020.

(8)

Participation Agreement among PIMCO Variable Insurance Trust, PIMCO Funds Distributors LLC and MONY Life Insurance Company of America, incorporated herein by reference to registration statement on Form N-4 (File No. 333-160951) filed on November 16, 2009.

(a)(i)

Third Amendment dated October 20, 2009 to the Participation Agreement, (the “Agreement”) dated December 1, 2001 by and among MONY Life Insurance Company, PIMCO Variable Insurance Trust, and PIMCO Funds Distributions LLC (collectively, the “Parties”) adding AXA Equitable Insurance Company as a Party to the Agreement incorporated by reference to the Registration Statement on Form N-4 (File No. 333-178750) filed on December 23, 2011.

(a)(ii)

Fifth Amendment, effective October 17, 2013 to that certain Participation Agreement, (the “Agreement”), dated December 1, 2001, as amended, by and among MONY Life Insurance Company of America (the “Company”), PIMCO Variable Insurance Trust and PIMCO Investments LLC (collectively, the “Parties”), previously filed with this Registration Statement, File No. 333-191149 on December 10, 2013.

(9)

Participation and Service Agreement among AXA Equitable Life Insurance Company and American Funds Distributors, Inc., American Funds Service Company, Capital Research and Management Company and the American Funds Insurance Series (collectively the “Funds”), dated January 2, 2013, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 23, 2013.

(a)(i)

Second Amendment, effective October 8, 2013 to the Participation Agreement, (the “Agreement”), dated January 2, 2013, as amended, by and among AXA Equitable Life Insurance Company, MONY Life Insurance Company of America (the “Company”), American Funds Distributors, Inc., American Funds Service Company, Capital Research and Management Company, and the American Funds Insurance Series (collectively, the “Parties”), previously filed with this Registration Statement, File No. 333-191149 on December 10, 2013.

(a)(ii)

Fourth Amendment, effective November 18, 2020 to the Participation Agreement, (the “Agreement”), dated January 2, 2013, as amended, by and among Equitable Financial Life Insurance Company of America (the “Company”), Equitable Financial Life Insurance Company, American Funds Distributors, Inc., American Funds Service Company, Capital Research and Management Company, and the American Funds Insurance Series (collectively, the “Parties”), filed with this Registration Statement, File No. 333-248908 on December 16, 2020.

(10)

Participation Agreement, by and among MONY Life Insurance Company of America, on behalf of itself and its separate accounts, Lord Abbett Series Fund, Inc., and Lord Abbett Distributor LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) on December 23, 2011.

(11)

Participation Agreement among MONY Life Insurance Company, ProFunds, and ProFunds Advisors LLC, dated May 1, 2002, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-160951) filed on November 16, 2009.

(a)(i)

Amendment No.  1 effective October 16, 2009 to the Participation Agreement, (the “Agreement”) dated May  1, 2002 by and among MONY Life Insurance Company, ProFunds and ProFunds Advisors LLC (collectively, the “Parties”) adding AXA Equitable Insurance Company as a Party to the Agreement, incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-178750) filed on December 23, 2011.

(a)(ii)

Amendment No.2 effective May 1, 2012 to the Participation Agreement, dated May 1, 2002 by and among MONY Life Insurance Company, AXA Equitable Life Insurance Company, ProFunds and ProFunds Advisors LLC, incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-178750) filed on April 25, 2012.

(12)

Participation Agreement by and among AXA Equitable Life Insurance Company, Eaton Vance Variable Trust and Eaton Vance Distributors, Inc., dated October 7, 2013, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-190033) filed on October 11, 2013.

(a)(i)

Second Amendment dated December 1, 2020 to the Participation Agreement by and among Equitable Financial Life Insurance Company, Equitable Financial Life Insurance Company of America, Eaton Vance Variable Trust and Eaton Vance Distributors, Inc., dated October 7, 2013, filed with this Registration Statement File No. 333-248908 on December 16, 2020.

8.(b)	Administrative Contracts.

Amended and Restated Services Agreement between MONY Life Insurance Company of America and AXA Equitable Life Insurance Company dated as of February 1, 2005 incorporated herein by reference to Exhibit 10.2 to the registration statement (File No. 333-65423) on Form 10-K filed on March 31, 2005.

9.	Legal Opinion.

(i)	Opinion and consent of Shane Daly, Vice President and Associate General Counsel, filed herewith.

10.	Other Opinions.

(i)	Consent of PricewaterhouseCoopers LLC, filed herewith.

(ii)	Powers of Attorney, filed herewith.

11.	Omitted Financial Statements. Not applicable.

12.	Initial Capital Agreements. Not applicable.

ITEM 25.	DIRECTORS AND OFFICERS OF THE DEPOSITOR

*

Set forth below is information regarding the directors and principal officers of the Depositor. The Depositor’s address is 1290 Avenue of the Americas, New York, New York 10104. The business address of the persons whose names are preceded by an asterisk is that of the Depositor.

NAME AND PRINCIPAL BUSINESS ADDRESS	POSITIONS AND OFFICES WITH THE DEPOSITOR
DIRECTORS

Ramon de Oliveira	Director
Investment Audit Practice, LLC
580 Park Avenue
New York, NY 10065

Francis Hondal	Director
801 Brickell Avenue
Suite 1300
Miami, FL 33131

Daniel G. Kaye	Director
767 Quail Run
Inverness, IL 60067

Joan Lamm-Tennant	Director
Blue Marble Microinsurance
100 Avenue of the Americas
New York, NY 10013

Kristi A. Matus	Director
47-C Dana Road
Boxford, MA 01921

Bertram L. Scott	Director
3601 Hampton Manor Drive
Charlotte, NC 28226

George Stansfield	Director
AXA
25, Avenue Matignon
75008 Paris, France

Charles G.T. Stonehill	Director
Green & Blue Advisors
285 Central Park West, Apt. 7S
New York, NY 10024

OFFICER-DIRECTOR

*Mark Pearson	Chief Executive Officer

OTHER OFFICERS

*Nicholas B. Lane	President

*Dave S. Hattem	Senior Executive Vice President, General Counsel and Secretary

*Jeffrey J. Hurd	Senior Executive Vice President, Chief Human Resources Officer and Chief Operating Officer

*Anders B. Malmstrom	Senior Executive Vice President and Chief Financial Officer

*Michael B. Healy	Senior Vice President and Chief Information Officer

*Adrienne Johnson	Senior Vice President and Chief Transformation Officer

*Keith Floman	Senior Vice President and Deputy Chief Actuary

*Michel Perrin	Senior Vice President and Actuary

*Nicholas Huth	Senior Vice President, Chief Compliance Officer and Associate General Counsel

*Connie Weaver	Senior Vice President and Chief Marketing Officer

*David Karr	Senior Vice President

*Christina Banthin	Senior Vice President and Associate General Counsel

*Eric Colby	Senior Vice President

*Graham Day	Senior Vice President

*Glen Gardner	Senior Vice President

*Ronald Herrmann	Senior Vice President

*Steven M. Joenk	Senior Vice President and Chief Investment Officer

*Kenneth Kozlowski	Senior Vice President

*Susan La Vallee	Senior Vice President

*Barbara Lenkiewicz	Senior Vice President

*Carol Macaluso	Senior Vice President

*William MacGregor	Senior Vice President and Associate General Counsel

*James Mellin	Senior Vice President

*Hillary Menard	Senior Vice President

*Prabha (“Mary”) Ng	Senior Vice President

*James O’Boyle	Senior Vice President

*Manuel Prendes	Senior Vice President

*Robin M. Raju	Senior Vice President

*Trey Reynolds	Senior Vice President

*Aaron Sarfatti	Senior Vice President and Chief Risk Officer

*Stephen Scanlon	Senior Vice President

*Samuel Schwartz	Senior Vice President

*Theresa Trusskey	Senior Vice President

*Marc Warshawsky	Senior Vice President

*Antonio Di Caro	Senior Vice President

*Shelby Hollister-Share	Senior Vice President

*Yun (“Julia”) Zhang	Senior Vice President and Treasurer

ITEM 26.	Persons Controlled by or Under Common Control With the Depositor or Registrant

Equitable America Variable Account 70A of Equitable Financial Life Insurance Company of America (the “Variable Account”) is a variable account of Equitable Financial Life Insurance Company of America. Equitable Financial Life Insurance Company of America, an Arizona stock life insurance company, is an indirect wholly owned subsidiary of Equitable Holdings, Inc. (the “Holding Company”).

Set forth below is the subsidiary chart for the Holding Company:

(a) Equitable Holdings, Inc. - Subsidiary Organization Chart Q1-2020 is incorporated herein by reference to Exhibit 26(a) of Registration Statement (File No. 333-229766) on Form N-4, filed on August 26, 2020.

Item 27.	Number of Contractowners

There were no Qualified Contract owners or Non-Qualified contract owners of contracts offered by the Registrant under this Registration Statement.

Item 28. Indemnification

The By-Laws of Equitable Financial Life Insurance Company of America provide, in Article VI as follows:

SECTION 1. NATURE OF INDEMNITY. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or she is or was or has agreed to become a director or officer of the Corporation, or is or was serving or has agreed to serve at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, and may indemnify any person who was or is a party or is threatened to be made a party to such an action, suit or proceeding by reason of the fact that he or she is or was or has agreed to become an employee or agent of the Corporation, or is or was serving or has agreed to serve at the request of the Corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her or on his or her behalf in connection with such action, suit or proceeding and any appeal therefrom, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding had no reasonable cause to believe his or her conduct was unlawful; except that in the case of an action or suit by or in the right of the Corporation to procure a judgment in its favor (1) such indemnification shall be limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person in the defense or settlement of such action or suit, and (2) no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity.

The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of no contest or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

SECTION 6. SURVIVAL; PRESERVATION OF OTHER RIGHTS. The foregoing indemnification provisions shall be deemed to be a contract between the Corporation and each director, officer, employee and agent who serves in any such capacity at any time while these provisions as well as the relevant provisions of Title 10, Arizona Revised Statutes are in effect and any repeal or modification thereof shall not affect any right or obligation then existing with respect to any state of facts then or previously existing or any action, suit or proceeding previously or thereafter brought or threatened based in whole or in part upon any such state of facts. Such a “contract right” may not be modified retroactively without the consent of such director, officer, employee or agent.

The indemnification provided by this Article shall not be deemed exclusive of any other right to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

SECTION 7. INSURANCE. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this By-Law.

The directors and officers of Equitable Financial Life Insurance Company of America are insured under policies issued by X.L. Insurance Company, Arch Insurance Company, Sombo (Endurance Specialty Insurance Company), U.S. Specialty Insurance, ACE (Chubb), Chubb Insurance Company, AXIS Insurance Company, Zurich Insurance Company, AWAC (Allied World Assurance Company, Ltd.), Aspen Bermuda XS, CAN, AIG, One Beacon, Nationwide, Berkley, Berkshire, SOMPO, CODA (Chubb) and ARGO RE Ltd. The annual limit on such policies is $300 million, and the policies insure the officers and directors against certain liabilities arising out of their conduct in such capacities.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification for such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will (unless in the opinion of its counsel the matter has been settled by controlling precedent) submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. PRINCIPAL UNDERWRITERS

a) Equitable Advisors, LLC and Equitable Distributors, LLC are the principal underwriters for Separate Accounts 49, 70, A, FP, I and 45 of Equitable Financial, EQ Advisors Trust and EQ Premier VIP Trust, and of Equitable America Variable Accounts A, K and L. In addition, Equitable Advisors, LLC is the principal underwriter of Equitable Financial’s Separate Account 301.

(b) Set forth below is certain information regarding the directors and principal officers of Equitable Advisors, LLC and Equitable Distributors, LLC.

(i)    EQUITABLE ADVISORS, LLC

NAME AND PRINCIPAL BUSINESS ADDRESS	POSITIONS AND OFFICES WITH UNDERWRITER

*David Karr	Director, Chairman of the Board and Chief Executive Officer

*Ronald Herrmann	Director

*Nicholas B. Lane	Director

*Adam Coe	Director

*Frank Massa	Director and President

*Aaron Sarfatti	Director

*Ralph E. Browning, II	Chief Privacy Officer

*Mary Jean Bonadonna	Chief Compliance Officer

*Stephen Lank	Chief Operating Officer

*Patricia Boylan	Broker Dealer and Chief Compliance Officer

*Yun (“Julia”) Zhang	Senior Vice President and Treasurer

*Gina Jones	Vice President and Financial Crime Officer

*Page Pennell	Vice President

*Denise Tedeschi	Assistant Vice President and Assistant Secretary

*James Mellin	Chief Sales Officer

*Nicholas J. Gismondi	Vice President and Controller

*James O’Boyle	Senior Vice President

*Kathryn Ferrero	Vice President

*Prabha (“Mary”) Ng	Chief Information Security Officer

*George Lewandowski	Assistant Vice President and Chief Financial Planning Officer

*Alfred Ayensu-Ghartey	Vice President

*Joshua Katz	Vice President

*Christopher LaRussa	Investment Advisor Chief Compliance Officer

*Christian Cannon	Vice President and General Counsel

*Samuel Schwartz	Vice President

*Dennis Sullivan	Vice President

*Steven Sutter	Vice President and Assistant Treasurer

*Christine Medy	Secretary

*Francesca Divone	Assistant Secretary

(ii)    EQUITABLE DISTRIBUTORS, LLC

NAME AND PRINCIPAL BUSINESS ADDRESS	POSITIONS AND OFFICES WITH UNDERWRITER

*Nicholas B. Lane	Director, Chairman of the Board, President and Chief Executive Officer

*Ronald Herrmann	Director and Executive Vice President

*Michael B. Healy	Executive Vice President

*Patrick Ferris	Senior Vice President

*Peter D. Golden	Senior Vice President

*David Kahal	Senior Vice President

*Graham Day	Senior Vice President

*Brett Ford	Senior Vice President

*Trey Reynolds	Senior Vice President

*David Veale	Senior Vice President

*Alfred Ayensu-Ghartey	Vice President and General Counsel

*Alfred D’Urso	Vice President and Chief Compliance Officer

*Michael Schumacher	Senior Vice President

*Mark Teitelbaum	Senior Vice President

*Nicholas Gismondi	Vice President. Chief Financial Officer & Principal Financial Officer and Principal Operating Officer

*Gina Jones	Vice President and Financial Crime Officer

*Yun (“Julia”) Zhang	Vice President and Treasurer

*Francesca Divone	Secretary

*Perry Golas	Vice President

*Karen Farley	Vice President

*Richard Frink	Vice President

*Michael J. Gass	Vice President

*Timothy Jaeger	Vice President

*Laird Johnson	Vice President

*Joshua Katz	Vice President

*Page W. Long	Vice President

*James S. O’Connor	Vice President

*Samuel Schwartz	Vice President

*Steven Sutter	Vice President and Assistant Treasurer

*Sarah Vita	Vice President

*Jonathan Zales	Senior Vice President

*Stephen Scanlon	Director and Executive Vice President

*Prabha (“Mary”) Ng	Senior Vice President and Chief Information Security Officer

*Denise Tedeschi	Assistant Vice President and Assistant Secretary

* Principal Business Address: 1290 Avenue of the Americas NY, NY 10140

(c) The information under “Distribution of the Contracts” in the Prospectus and Statement of Additional Information forming a part of this Registration Statement is incorporated herein by reference.

Item 30.	Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 thereunder are maintained by Equitable Financial Life Insurance Company of America at 1290 Avenue of the Americas, New York, New York 10104, 135 West 50th Street, New York, NY 10020, and 500 Plaza Drive, Secaucus, NJ 07096. The policies files will be kept at Vantage Computer Systems, Inc., 301 W. 11th Street, Kansas City, MO, 64105.

Item 31.	Management Services

Not applicable.

Item 32.	Undertakings

The Registrant hereby undertakes:

(a)

to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the individual annuity contracts and certificates Equitable America offers under a group annuity contract (collectively, the “contracts”) may be accepted;

(b)

to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

(c)	to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

Equitable America represents that the fees and charges deducted under the contracts described in this Registration Statement, in the aggregate, in each case, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Equitable America under the respective contracts.

The Registrant hereby represents that it is relying on the November 28, 1988 no-action letter (Ref. No. IP-6-88) relating to variable annuity contracts offered as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code. Registrant further represents that it will comply with the provisions of paragraphs (1)-(4) of that letter.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City and State of New York, on the 16th day of December, 2020.

Equitable America Variable Account 70A of Equitable Financial Life Insurance Company of America
(Registrant)

By:	Equitable Financial Life Insurance Company of America
(Depositor)

By:	/s/ Shane Daly
Shane Daly
Vice President and Associate General Counsel

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor has caused this Registration Statement to be signed on its behalf, by the undersigned, duly authorized, in the City and State of New York, on the 16th day of December, 2020.

Equitable Financial Life Insurance Company of America (Depositor)

By:	/s/ Shane Daly
Shane Daly
Vice President and Associate General Counsel

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICER:

*Mark Pearson	Chief Executive Officer and Director

PRINCIPAL FINANCIAL OFFICER:

*Anders B. Malmstrom	Senior Executive Director and Chief Financial Officer

PRINCIPAL ACCOUNTING OFFICER:

*William Eckert	Senior Vice President and Chief Accounting Officer

*DIRECTORS:

Joan Lamm-Tennant Ramon de Oliveira Daniel G. Kaye	Mark Pearson Bertram Scott George Stansfield	Charles G.T. Stonehill Kristi Matus

*By:	/s/ Shane Daly
Shane Daly
Attorney-in-Fact
December 16, 2020